2003

ANNUAL REPORT

FORM 10-K

NOTICE AND
PROXY STATEMENT

DST SYSTEMS, INC.

Financial Highlights

Year Ended December 31,
(dollars in millions, except per share amounts)

	2003	2002	2001	2000	1999
Income Statement Data					
Total revenues	$ 2,416.3	$ 2,383.8	$ 2,380.7	$ 1,968.7	$ 1,729.0
Operating revenues	1,724.9	1,657.9	1,656.0	1,359.6	1,226.8
Income from operations	$ 307.5	$ 303.3	$ 293.5	$ 264.6	$ 199.7
Operating margin percentage	12.7%	12.7%	12.3%	13.4%	11.6%
Interest expense	$ 26.9	$ 13.4	$ 7.5	$ 5.6	$ 5.2
Equity in earnings (losses) of unconsolidated affiliates	12.5	6.5	(1.5)	11.4	6.6
Income before income taxes and minority interests	430.1	316.6	353.5	336.7	214.3
Net income	$ 320.8	$ 209.0	$ 228.2	$ 215.8	$ 138.1
Diluted shares outstanding (millions)	116.0	121.7	126.0	129.4	129.7
Basic earnings per share	$ 2.80	$ 1.74	$ 1.86	$ 1.72	$ 1.09
Diluted earnings per share	$ 2.77	$ 1.72	$ 1.81	$ 1.67	$ 1.06
Adjusted diluted earnings per share *	$ 1.88	$ 1.77	$ 1.60	$ 1.40	$ 1.02
Geographic Information					
U.S. total revenues	$ 2,221.8	$ 2,224.4	$ 2,239.7	$ 1,810.4	$ 1,556.0
U.S. income from operations	$ 257.2	$ 268.4	$ 262.2	$ 240.1	$ 180.0
U.S. operating margin percentage	11.6%	12.1%	11.7%	13.3%	11.6%
International total revenues	$ 194.5	$ 159.4	$ 141.0	$ 158.3	$ 173.0
International income from operations	$ 50.3	$ 34.9	$ 31.3	$ 24.5	$ 19.7
International operating margin percentage	25.9%	21.9%	22.2%	15.5%	11.4%
Balance Sheet Data					
Total assets	$ 3,198.6	$ 2,744.2	$ 2,704.0	$ 2,552.4	$ 2,326.3
Total debt	1,464.7	438.7	306.9	90.0	62.8
Stockholders' equity	$ 683.7	$ 1,422.0	$ 1,472.4	$ 1,565.8	$ 1,463.6
Other Financial Data					
EBITDA	$ 607.4	$ 473.8	$ 520.4	$ 470.9	$ 342.3
Capital additions	$ 269.7	$ 209.8	$ 194.7	$ 178.8	$ 130.7
Investment Market Values					
Computer Sciences Corporation	$ 381.8	$ 297.4	$ 422.8	$ 519.0	$ 816.8
State Street Corporation	$ 666.2	$ 498.9	$ 668.4	$ 704.9	$ 438.4
Other Operating Data					
Mutual fund shareowner accounts processed (millions)					
U.S.	87.9	80.0	74.4	71.4	55.2
United Kingdom	4.6	3.5	3.1	2.7	2.0
Canada	2.7	2.5	1.5	1.1	2.4
TRAC participants (millions)	3.5	2.8	2.5	1.9	1.3
Security transfer accounts processed (millions)	22.9	25.7	27.8	2.8	3.4
Automated Work Distributor workstations (thousands)	86.4	84.5	83.8	72.9	54.1
lock\line supported customers (millions)	19.8	16.4			
Output Solutions images produced (billions)	9.3	8.6	8.2	7.4	6.3
Output Solutions items mailed (billions)	1.7	1.8	1.9	1.9	1.7
Video/Broadband/Satellite TV subscriber accounts (millions)	39.3	41.1	40.9	43.4	39.1

* Adjusted diluted earnings per share have been calculated by excluding the effects of merger charges and other expenses, effects of termination of reload feature of employee stock options, net gain on exchange of OMS, net gain on sale of PAS, a state sales tax refund, software and intangible asset impairments, joint venture lease abandonment charges, net gains related to available-for-sale securities and other investments and a legal settlement gain. These items are discussed in more detail in Item 6, "Selected Consolidated Financial Data," included in the Annual Report on Form 10-K included in the document (Annual Report).

The selected consolidated financial data set forth in the above table has been derived from the Company's consolidated financial statements. This data should be read in conjunction with, and is qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's audited consolidated financial statements, including the notes thereto and the independent accountants' report thereon, and the other financial information included in the Annual Report.

SUPPORTED BY WINCHESTER INFORMATION PROCESSING SERVICES

FINANCIAL SERVICES

- Mutual Fund Shareowner Processing
- Corporate Securities Processing
- Investment Management Accounting
- Business Process Management
- Consumer Risk Transfer Programs

OUTPUT SOLUTIONS

- Statement and Billing Services
- Design and Archival Services

CUSTOMER MANAGEMENT

- Video/Broadband/ Satellite TV
- Customer Relationship Management and Decision Support
- Utilities

ENHANCED BY E-COMMERCE SOLUTIONS

BUSINESS OVERVIEW

DST Systems, Inc. ("DST") provides sophisticated information processing and computer software services and products. DST is organized into three operating segments (Financial Services, Output Solutions and Customer Management). In addition, investments in equity securities and certain financial interests and DST's real estate subsidiaries and affiliates have been aggregated into an Investments and Other segment. The illustration above depicts DST's three operating segments.

FINANCIAL SERVICES

DST's Financial Services segment provides sophisticated information processing and computer software services and products primarily to mutual funds, investment managers, corporations, insurance companies, banks, brokers and financial planners. DST's proprietary software systems include mutual fund shareowner and unit trust recordkeeping systems for U.S. and international mutual fund companies; a defined-contribution participant recordkeeping system for the U.S. retirement plan market; securities transfer systems offered to corporations, corporate trustees and transfer agents; investment management systems offered to U.S. and international fund accountants and investment managers; a workflow management and customer contact system offered to mutual funds, insurance companies, brokerage firms, banks, cable television operators and health care providers; and systems to support customized consumer equipment maintenance and debt protection programs.

U.S. Mutual Fund Shareowner Processing

The U.S. mutual fund industry continues to be a primary investment vehicle for the individual investor, with nearly $7.4 trillion invested in mutual funds. As the largest provider of third-party shareowner recordkeeping for the U.S. mutual fund industry, DST has played an important role in supporting the growth of the mutual fund industry. DST's strategy of continuously enhancing core proprietary systems, providing processing capacity to handle rapidly changing transaction volumes and delivering innovative products enables clients to provide world-class service to their constituents.

Shareowner Accounting and Recordkeeping

DST's software system for U.S. mutual fund shareowner recordkeeping is TA2000. The system maintains all shareowner information and transactions for load, no-load, multi-class and money funds. TA2000 also performs many specialized tasks, such as accounting for asset allocation, calculation of wrap fees and broker commissions. At December 31, 2003, TA2000 processed 87.9 million U.S. mutual fund shareowner accounts.

DST offers a complete range of recordkeeping services, from full-service processing, which includes all clerical and data processing support for transfer agent activities, to remote processing

Mutual Fund Accounts Processed (millions)


90
80
70
60
50
40
30
20
10
0
1999
2000
2001
2002
2003

in which the clients perform all clerical functions using TA2000. Remote processing clients include mutual fund companies performing their own transfer agent operations and brokers performing shareowner recordkeeping (subaccounting) for funds they distribute. Full-service processing is offered both by DST and Boston Financial Data Services, Inc. ("BFDS"), which DST jointly owns with State Street Corporation ("State Street"). The design of DST's proprietary systems allows clients to select the services they choose to perform with DST or BFDS, resulting in an increasing number of shared service relationships.

Retirement and Savings Plan Recordkeeping and Administration

Mutual funds are popular investment vehicles used by individual, corporate retirement and savings plans. TA2000 supports Individual Retirement Accounts ("IRAs") (Traditional, Roth and

Retirement Participants Processed by TRAC (millions)


4.0
3.0
2.0
1.0
0.0
1999
2000
2001
2002
2003

rollover IRAs), Coverdell Educational Savings Accounts and Section 529 college savings plans.

TRAC is a component of TA2000 that supports participant recordkeeping and administration for defined contribution plans, including 401(k), 403(b), 457, money purchase and profit sharing plans that invest in mutual funds, company stock, guaranteed investment contracts and other investment products. TRAC is integrated with TA2000, which eliminates the potential for reconciliation problems that may occur when different systems are used for participant recordkeeping and mutual fund shareowner accounting.

TRAC provided recordkeeping for 3.5 million retirement plan participants with 6.1 million related TA2000 accounts at December 31, 2003. TA2000 serviced 23.7 million IRAs invested in mutual funds, including 5.4 million Roth IRAs, and supported the processing of 4.1 million Section 529 plan accounts and Coverdell Savings Educational Savings Accounts at December 31, 2003.

TA2000 Subaccounting

TA2000 Subaccounting is offered on a remote basis to broker/dealers who perform shareowner accounting and recordkeeping for mutual fund accounts that have been sold by the firm's registered representatives. The subaccounting platform, which is an enhancement of TA2000, is designed to meet the complex reconciliation and system interfaces required by

Retirement and Education Plan Accounts Processed by TA2000 (millions)


Educational
TRAC
IRA
35
30
25
20
15
10
5
0
1999
2000
2001
2002
2003

broker/dealers who require this capability. DST has contracts with three clients to use TA2000 Subaccounting. The conversion of these clients is estimated to result in a net increase of 0.9

million accounts when fully converted and will occur in stages over 2004.

Products Supporting Mutual Fund Distribution and Marketing

DST has developed products to meet the changing service requirements, expanding distribution channels and the increasing regulatory requirements affecting the mutual fund market.

DST is the largest processor of the mutual fund industry's volume on Fund/SERV and Networking, which are systems developed by the Depository Trust and Clearing Corporation. DST has also developed the Financial Access Network ("FAN"), the technological infrastructure that facilitates mutual fund sales and distribution via the Internet.

Several of DST's products and services utilize FAN. FAN Web enables mutual fund companies to offer investors direct inquiry of account information, financial transaction execution and literature fulfillment through a set of customized Internet templates. These templates link TA2000 to the client's Web site. FAN Investment Tracking enables shareholders to download their mutual fund transaction data through the Quicken for Windows Online Investment Center. FAN Mail provides financial advisors and broker/dealers with trade confirmations, account positions and other data through public network access. Vision, a Web site, enables broker/dealers and financial advisors to view their clients' mutual fund and variable annuity positions, to establish new accounts and to conduct transactions. Over 200,000 financial intermediaries currently use FAN Mail and Vision.

International Shareowner Processing

DST provides international shareholder processing through International Financial Data Services, U.K. ("IFDS U.K."), International Financial Data Services, Canada ("IFDS Canada") and International Financial Data Services, Luxembourg ("IFDS Luxembourg"). All three companies are joint ventures of DST and State Street.

IFDS U.K. offers full and remote service processing services for the U.K. Open Ended Investment Company ("OEIC") accounts and unit trust and related products using FAST, its proprietary unit trust accounting system. IFDS U.K. is the largest third-party provider of unit trust shareowner processing in the U.K., processing 4.6 million unitholder and OEIC accounts at December 31, 2003. In addition, IFDS U.K. expects to convert new clients with approximately 0.7 million unitholder accounts in 2004.

Using iFAST, its proprietary mutual fund processing system, IFDS Canada offers mutual fund servicing in Canada in four ways: full service processing, remote processing, software licensing and facility management. At December 31, 2003, IFDS Canada serviced 2.7 million shareowner accounts. In addition, IFDS Canada services approximately 3.5 million mutual fund shareowner accounts under facility management arrangements.

IFDS U.K. Unitholder Accounts Processed (millions)


5.0
4.0
3.0
2.0
1.0
0.0
1999
2000
2001
2002
2003

Canadian Mutual Fund Shareowner Accounts Processed (millions)


3.0
2.5
2.0
1.5
1.0
0.5
0.0
1999
2000
2001
2002
2003

IFDS Canada has also installed iFAST in Germany, Switzerland and Saudi Arabia.

IFDS Luxembourg provides mutual fund shareowner processing and related services to the Luxembourg and continental European market.

Corporate Securities Processing

EquiServe is one of the nation's largest corporate shareholder service providers, maintaining and servicing the records of approximately 22 million registered shareholder accounts for more than 1,300 publicly traded companies and closed-end funds. EquiServe clients include 17 of the 30 companies comprising the Dow Jones Industrial Average and 153 of the companies in the Standard & Poor's 500 Index.

Registered Ownership Accounting and Recordkeeping

EquiServe delivers a wide range of corporate shareholder service solutions, acting as a company's agent to transfer shareholder stock, disburse and reinvest dividends, mail and tabulate proxies, distribute annual reports and provide merger and acquisition services.

EquiServe provides corporations full-service processing, which includes all accounting and data processing support for transfer agent activities related to registered ownership. Registered ownership occurs when the beneficial owner of the security is registered on the books and records of the corporation. When investors purchase stock through a broker, the investor may



Security Transfer Accounts Processed (millions)
30.0
25.0
20.0
15.0
10.0
5.0
0.0
1999
2000
2001
2002
2003

specifically direct the broker to register the shares purchased directly with the corporation. Registered owners receive all corporate communications, dividends, annual reports and proxy material directly from the corporation. Registered ownership comes in two forms: physical certificates or book-entry shares.

EquiServe also provides custom services for corporate actions (mergers, acquisitions, stock splits, tender offers, odd-lots, etc.), initial public offerings and demutualization transactions.

Employee Plan Administration

EquiServe services more than 300 employee stock purchase and stock option plans with over two million employee accounts. EquiServe provides a complete range of employee stock option services, from full service administration of employee stock option plans to remote support of companies who do their own recordkeeping services. EquiServe has developed a proprietary employee stock purchase plan system that tracks and reports disqualifying dispositions, utilizes an automated enrollment system and has the ability to provide multilingual printing and multi-currency disbursements to support internationally based employee participants.

Investment Plan Administration

EquiServe's Investment Plan Administration services encompass all types of investment plans, including direct stock purchase plans ("DSPPs") and traditional dividend reinvestment plans. EquiServe is a market leader in investment plan servicing, with 5.8 million plan participants for 180 DSPP clients and more than 400 dividend reinvestment plans.

DSPPs (also called open enrollment plans) offer interested investors who are not current shareholders the opportunity to purchase shares directly in a company without going through a broker. There are two major kinds of direct stock purchase plans: registered (issuer-sponsored) or bank-sponsored plans.

Fairway

DST is implementing a new securities transfer system called Fairway, which is designed to meet the changing processing and regulatory requirements of the corporate stock transfer industry. Currently, over 560 clients have been converted to Fairway, representing over 2.2 million accounts or 9.6% of the 23 million accounts serviced by EquiServe. DST believes that the implementation of Fairway along with other DST proprietary software, such as AWD, will continue to provide EquiServe with technologically advanced software in the securities transfer industry. It is the Company's policy not to license Fairway.

INVESTMENT MANAGEMENT ACCOUNTING

DST International Limited ("DST International"), a U.K. company, provides investment management and portfolio accounting software (primarily on a license basis). DST International services over 600 clients in 55 countries with offices in the U.K., U.S., Australia, New Zealand, Hong Kong, Singapore, Thailand, Philippines, Japan and South Africa. DST International offers a wide range of products and services, which together form a complete integrated solution for the investment management community.

HiPortfolio is designed for medium and large investment management firms who are seeking a complete turnkey system for investment accounting with minimum customization.

HiInvest is a front and middle-office solution for institutional fund managers. HiInvest includes decision support, modeling, order management, compliance monitoring, performance measurement, performance attribution and client reporting.

HiWealth is a front-office solution enabling private wealth managers to manage their clients' assets. In addition to the same attributes as HiInvest, HiWealth includes integrated Customer Relationship Management and full use of DST's work management software.

HiNet is a rules-based transaction processing solution that uses state-of-the-art technology. HiNet is aimed at medium to large investment management companies, including a high-capacity, retail-focused variant for online Internet trading and portfolio accounting.

HiMessaging provides a flexible and scalable solution for communicating securities transactions, complies with all current messaging protocols and is fully adaptable for future demands.

HiReporting offers fund managers the opportunity to produce comprehensive reports according to their clients' individual needs, including pictures, logos and graphs. Various delivery mechanisms may be employed, such as Web, fax, CD-ROM and hard copy.

HiPerformance provides performance analysis for asset managers and is scalable to support both institutional and private client fund managers.

HiTrust is a Web-based, multi-currency and multilingual solution for mutual fund and unit trust processing. It has been developed for the specific needs of the Far Eastern and Australasian markets.

HiService encompasses a range of services for the financial industry, most of them available globally. They include project management, being an application service provider, installation support and consulting.

In addition, DST International also supports its legacy Impart/Uptix and Paladign investment accounting systems.

BUSINESS PROCESS MANAGEMENT THROUGH AWD

AWD is designed to help companies improve operating efficiency and customer satisfaction. AWD captures all customer interactions including mail, telephone calls, Internet, e-mail, faxes, etc., at the point of contact, prioritizes and assigns the work to the appropriate resource and tracks the contact through completion. By enforcing standard business processes independent of the origin of a request, AWD allows seamless delivery of consistent service across all channels, resulting in improved customer satisfaction. AWD also enables customers with multiple service centers to seamlessly move work between locations, removing geography as a barrier to productivity gains.

AWD's automation components allow customers to remove associates from tasks in which human interaction is not required, resulting in increased productivity. In addition, AWD's application integration components allow customers to seamlessly link business processes that cross multiple legacy systems. The AWD product suite also includes imaging and content management, a business intelligence subsystem, a contact center desktop, proactive call scripting, intelligent character recognition, digitized voice processing and full support for e-mail and Web-based customer service.

AWD Workstations Worldwide (thousands)


International
Domestic
100
80
60
40
20
0
1999
2000
2001
2002
2003

AWD's customers include mutual fund and other investment management firms, insurance companies, brokerage firms, banks, healthcare payers and providers, and cable TV operators located in the U.S., Canada, U.K., Europe, Australia, South Africa and Asia-Pacific.

In addition to licensing the AWD product, DST also provides hosting for the application. Customers can access AWD at the AWD Data Center using DST's telecommunications network. The AWD Data Center provides a fully redundant disaster recovery option to AWD customers. DST also provides business process outsourcing services to their AWD customers.

CONSUMER RISK TRANSFER PROGRAMS

lock\line, LLC and affiliates ("lock\line") is the largest provider of customized wireless equipment replacement programs in the U.S., servicing over 13 million wireless consumers. lock\line also offers customized equipment maintenance and debt protection programs within the telecommunications, consumer products and financial services industries. lock\line currently services markets in the U.S. and its territories.

lock\line Supported Customers (millions)


20.0
15.0
10.0
5.0
0.0
2002
2003

Wireless Equipment Replacement Programs

Most wireless telecommunications service providers offer their subscribers protection for their wireless communication devices in the event that the equipment is lost, stolen, damaged or suffers a mechanical breakdown beyond the manufacturer's warranty period. The programs are customizable and built in concert with the wireless service providers and selected insurance companies. lock\line is the administrator of these programs, providing enrollment, replacement authorization and financial reporting utilizing the proprietarily developed and enhanced Wireless Insurance Tracking System.

Equipment Maintenance Plans

These plans offer extended service protection to the customers of service providers or retailers for mechanical breakdown within or beyond the manufacturer's warranty period. Current clients include local phone service customers who protect home phones and caller ID units, and a consumer products retailer. lock\line issues the service contracts offered to the consumer with those obligations insured by a Service Contract Reimbursement Policy provided by an insurance company. lock\line is the administrator of the plans, providing enrollment, replacement authorization and financial reporting utilizing the proprietarily developed and enhanced Warranty Tracking System.

Debt Protection Programs

These programs offer credit card and installment loan consumers protection for their credit ratings in the event they suffer a Life Altering Event ("LAE") and cannot pay their monthly credit card/loan payment. Common LAE's include death, disability, unemployment, hospitalization and family leave. lock\line is the administrator of these programs providing enrollment, collateral fulfillment, debt cancellation/suspension authorization, emergency cash and financial reporting utilizing a proprietarily developed and enhanced Debt Cancellation Tracking System.

Wealth Management and Advisor Products

Managed Asset Platform ("MAP")

MAP is a proprietary system designed to facilitate the distribution, investment management, trading, reconciliation and reporting for "managed accounts." Although they can take on different forms, managed accounts are generally individual investment accounts offered by financial consultants who provide advisory services. They are managed by independent money managers using an asset-based fee structure. Managed accounts can be individually profiled for risk, goals and preferences. They are managed for tax efficiency and can be diversified among several types of investment instruments including stocks, bonds and mutual funds.

MAP is a fully integrated product that incorporates both AWD and HiInvest. MAP increases automation and data flow between the plan sponsor, who distributes the product, and the investment manager, who is responsible for managing the account portfolio. MAP links the plan sponsor and investment manager through the use of AWD. The HiInvest component provides trading, reporting, performance measurement and reconciliation functions. The open design of MAP will allow it to be integrated with other DST proprietary products and enhanced to facilitate the distribution of other securities by financial consultants and money managers.

Open Platform for Advisors ("OpenPFA")

OpenPFA, a global "open product" and service utility, is designed to meet the needs of financial and investment advisors/firms, investment managers/firms and their clients. Through OpenPFA, DST presents a vertically integrated platform that aggregates specific data, offers full trading, reconciliation, reallocation and rebalancing services for various investment products, provides tax reporting and combines all asset information and account activity in complete summary reports that are functionally efficient and investor-friendly.

Winchester Information Processing Services

DST operates three primary data centers to support the computing needs of its products and services.

The Winchester Data Center ("Winchester") is one of the largest and most advanced facilities of its type in the U.S. It is the hub of DST's information processing and Internet servicing operations and supports hundreds of thousands of computer users connected through fully redundant telecommunications networks from locations across the U.S., U.K. and Canada. Winchester runs seven mainframe computers that can process more than 13,900 million instructions per second ("MIPS") and more than 84 trillion bytes of direct access storage devices ("DASD").

DST's Internet architecture provides redundant and secure processing for clients. Through the deployment of Web servers, application servers and a large network of dedicated Internet bandwidth, Winchester provides its customers with fast and reliable Internet connections.

The AWD Data Center supports more than 15,100 AWD workstations used in DST's full service mutual fund shareowner recordkeeping operations, remote processing TA2000 clients and other AWD clients.

Both data centers are staffed 24 hours a day, seven days a week and have self-contained power plants with mechanical and electrical systems designed to operate virtually without interruption in the event of a commercial power loss. The Winchester facility is also designed to withstand tornado-force winds.

During 2003, DST established its own Recovery Data Center, which is now fully operational. The Recovery Data Center is equivalent in size and design to the Winchester Data Center. It houses the latest mainframe technology, including three mainframe computers that have the capacity to run over 14,600 MIPS and the capacity to store more than 113 trillion bytes of DASD.

Winchester Information Services Processing Capacity



MIPS
DASD
15,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
MIPS
80
70
60
50
40
30
20
10
0
TRILLIONS OF BYTES
1999
2000
2001
2002
2003

Financial Services Internet Transactions (millions)



Vision
FAN Web
275
250
225
200
175
150
125
100
75
50
25
0
1999
2000
2001
2002
2003

OUTPUT SOLUTIONS

DST's Output Solutions segment provides single source, integrated print and electronic communications solutions. In the U.S., the Segment provides customized and personalized bill and statement processing services, electronic bill payment and presentment solutions and computer output archival solutions. In the Canadian and U.K. markets, the Segment offers customer communications and document automation solutions and provides personalized paper and electronic communications.

DST Output is among the largest first-class mailers in the U.S., mailing approximately 1.7 billion items in 2003 from production centers strategically located throughout the U.S.

Statement and Billing Services

Statement processing services are supported by integrated and automated production environments that rapidly and cost-effectively transform electronic data received from clients into customized statements that can be delivered in print or electronic format in accordance with individual customer preferences. The highly automated production environment maximizes postal savings while minimizing delivery time.

Output Solutions Items Mailed (billions)



2.0
1.5
1.0
0.5
0.0
1999
2000
2001
2002
2003

For the financial services industry, products and services include electronic printing, variable and selective insertion and distribution of custom designed shareowner and other account-based communications, including transaction confirmations, dividend checks, account statements and year-end tax reports. Clients are offered the capability of personalizing their individual customer communications through proprietary segmentation tools that facilitate targeted messaging and utilization of syndicated content.

Single source integrated print and electronic bill and statement processing and presentment solutions are provided to the video/broadband/satellite TV, telecommunications, healthcare, insurance, utilities, transportation, rapid delivery, credit card and other service industries.

Advanced statement consolidation capabilities, which combine data from multiple services and funds into a single integrated statement, offer clients potentially significant savings both in paper and mailing costs and creates a marketing tool for companies seeking to establish brand name recognition and sell combined services. The use of electronic solutions can offer additional savings to those clients who are promoting greater use of Internet-based bills and statements with their customers. Assistance in developing and implementing programs to stimulate the adoption of electronic delivery by customers is also provided.

Direct Access, a proprietary Web-based portal, enables customers to have near real-time monitoring of production activities and reporting functions, enhancing customer control of the process. Using standard Internet browsers and entry through secured access, customers can remotely monitor line auditing, job tracking, reporting and inventory management throughout the production process.

DST Output has created an automated information and technology infrastructure that electronically formats data and manages the presentation over the Web or provides alternative feeds for statement printing. As electronic statements and payment solutions have become more widely used, communications service providers, utilities, financial services and other companies require electronic statement and bill presentment capabilities. To fulfill this requirement, DST Output offers two product lines: e.bill.anywhere for electronic bill presentment and payment and Informa for electronic presentment of mutual fund statements and prospectuses, brokerage statements, confirmations and tax documents.

DST Output offers a full range of technical support. Customized programming tools have been developed that allow electronic information streams from a variety of client systems to be received without the need to make changes to the customer's software. These tools enable rapid and smooth transitions when clients outsource their statement processing and electronic functions.

Design and Archival Services

Communications Design Services

DST Output's communications design services offer expertise and industry knowledge of how recipients are affected by information placement, use of color and white space, charts and graphs and personalized content placement before statements are initially developed. Many clients have the opportunity through statement-based marketing and creative design services to use the paper or electronic statement to reinforce a corporate image, advertise special offers and features, deliver customer-specific messages and otherwise market their services to customers.

Campaign Management

Campaign Manager allows clients to segment their customer databases for the purpose of directing variable campaign materials through selective inserting, personalized messaging and the targeted use of syndicated content at selected audiences. These solutions facilitate customer acquisition, nurturing and retention, product cross-selling and brand awareness.

Archival and Retrieval Solutions

The need for archival and customer service retrieval of statements is addressed by the Segment's viewing and storage solutions. These products provide customer service representatives with a statement image, which can enable faster customer service calls and improved first-call resolution rates. Sophisticated computer output microfilm and microfiche capabilities are also available for long-term archival.

International Operations

The Output Solutions segment also offers its services to the Canadian and U.K. markets. DST Output Canada offers customer communications and document automation solutions to the Canadian market. DST International Output provides personalized paper and electronic communications principally in the U.K.

CUSTOMER MANAGEMENT

DST's Customer Management segment provides customer management, billing and marketing solutions to the video/broadband, direct broadcast satellite ("DBS"), wire-line and Internet Protocol ("IP") telephony, Internet and utility markets. The Segment serves over 39 million cable and satellite TV subscribers worldwide. The Segment's products are currently used by the largest DBS provider in the U.S., as well as by five of the top 10 U.S. video/broadband companies.

The Segment offers a comprehensive customer management and billing solution by providing core customer care products that are supplemented with the products and services offered from DST's other operating segments.

Customer Care and Billing

The Segment's comprehensive solution includes a flexible and open platform on which to base a complete back-office and customer support system. Four platforms are provided, each designed for specific markets: DDP/SQL and Intelecable serve the video/broadband market worldwide; Subscriber Transaction Management System ("STMS") serves the DBS industry; and HiAffinity (supported by DST International) serves the global utility market.

Customer Management Video/Broadband/ Satellite Subscribers Processed (millions)



50
40
30
20
10
0
1999
2000
2001
2002
2003

DDP/SQL has supported the U.S. video/broadband market for more than 20 years and currently runs in over 260 locations supporting more than 17 million cable subscribers.

Intelecable is a convergent billing system supporting video, voice, data and other IP services. The customer care and billing platform now supports over 10 million end-users in over 100 locations in 14 countries and operates in a variety of languages, including Japanese.

STMS was specifically developed to manage the customer experience and billing activities for DirecTV, Inc., the largest DBS provider in the U.S.

HiAffinity is a sophisticated customer management and open billing system for the utility and energy industries worldwide.

The following Internet solutions are offered: CyberCSR; High Speed Data Services ("HSDS"); and TechConnect. These products use the Internet to create an interactive experience for the customer, decrease operational costs and expand the functionality of the billing system.

CyberCSR is a customizable Web interface to DDP/SQL and Intelecable, allowing customers to handle their own customer service tasks and provision services immediately.

HSDS enables provisioning, billing, customer care and troubleshooting for either national Internet service providers or clients' internal Internet access service.

TechConnect is designed to increase the productivity of installers and technicians in the field by providing access to job and customer information via the Internet.

Customer Relationship Management through AWD and Decision Support

Integrating proprietary billing platforms with AWD offers clients a seamless workflow and customer relationship management product. AWD's ability to integrate multiple back-office systems to present a single view of the customer is a valuable tool to the broadband industry, where many clients utilize multiple service providers resulting from industry consolidation.

StarGate is a data warehouse and decision support tool that extracts important information from the customer database to predict buying behavior and forecast the market. The reporting element of StarGate allows clients to analyze their businesses, such as defining operational strengths and weaknesses.

INVESTMENTS AND OTHER

In addition to DST's three operating segments, DST's Investments and Other segment is comprised of investments in equity securities and certain financial interests and its real estate subsidiaries and affiliates. DST's investments in equity securities totaled approximately $1,172 million at December 31, 2003, principally from investments in State Street Corporation and Computer Sciences Corporation.

Market Value of Available-for-Sale Securities (millions)



Other
CSC
State Street
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
1999
2000
2001
2002
2003

State Street Corporation

DST owns approximately 12.8 million shares, or 4%, of State Street with a market value of $666 million at December 31, 2003. DST received shares in State Street as consideration for the sale of its 50% interest in Investors Fiduciary Trust Company to State Street in 1995 and for the sale of its Portfolio Accounting Systems business in 2001. State Street is a financial holding company that provides custody, accounting, daily pricing and administration; master trust and master custody; investment management; trusteeship and recordkeeping; foreign exchange; securities lending; cash management; trading; and information services to clients worldwide.

Computer Sciences Corporation ("CSC")

DST owns approximately 8.6 million shares, or 5%, of CSC with a market value of $382 million at December 31, 2003. DST received shares in CSC through CSC's merger with The Continuum Company in 1996, of which DST owned approximately 23%. CSC is a global provider of information technology services to commercial and government markets specializing in management consulting, information systems consulting and integration and outsourcing.

Financial Information

Operating Revenues

DST's operating revenues (which excludes reimbursable out-of-pocket expenses) have grown from more than $1.2 billion in 1999 to more than $1.7 billion in 2003, reflecting a compound annual growth rate of 8.9%. U.S. operating revenues have grown from $1.1 billion in 1999 to more than $1.5 billion in 2003, reflecting a compound annual growth rate of 9.7%. This is primarily attributable to the acquisition of EquiServe and lock\line and growth across the Financial Services segment. DST's international operating revenues have increased from $166.3 million in 1999 to $188.6 million in 2003, a 3.2% compound annual growth rate which was impacted by the contribution of DST Canada, a wholly owned subsidiary, to IFDS Canada, a joint venture, in 2000, and the international businesses now represent 10.9% of operating revenues.

Operating Revenues (millions)


International
U.S.
$2,000
$1,500
$1,000
$500
$0
1999
2000
2001
2002
2003

Sources of Operating Revenue by Industry

This chart depicts the sources of DST's 2003 operating revenues by major industry. The industries listed may be served by more than one of DST's business segments.

Sources of Operating Revenue by Industry


Mutual Fund/ Investment Management
Securities Transfer
Video/Broadband/ Satellite TV
Telecommunications and Utilities
Other Financial Services
Other
14%
44%
10%
8%

Operating Revenues by Business Segment

This chart depicts DST's 2003 operating revenues by business segment before intersegment eliminations.

Operating Revenues by Business Segment


Financial Services
Output Solutions
Customer Management
Investments and Other
29%
58%
10%
3%

Operating Income by Business Segment

This chart depicts DST's 2003 income from operations by business segment before intersegment eliminations.

Income from Operations by Business Segment


Financial Services
Output Solutions
Customer Management
Investments and Other
4%
3%
84%

Corporate Information

Board of Directors

A. Edward Allinson*
Retired Chairman
Boston Financial Data Services, Inc. and
National Financial Data Services, Inc.
Retired Chief Executive Officer
EquiServe Limited Partnership

Michael G. Fitt**
Retired Chairman of the Board,
President and Chief Executive Officer
Employers Reinsurance Corporation

William C. Nelson**
Chairman
George K. Baum Asset Management
Retired Chairman
Bank of America, N.A. (Mid-West)

M. Jeannine Strandjord**
Senior Vice President – Chief Integration Officer
Sprint Corporation

Travis E. Reed**
President
Reed Investment Corporation

Thomas A. McCullough
Executive Vice President and Chief Operating Officer
DST Systems, Inc.

Thomas A. McDonnell
President and Chief Executive Officer
DST Systems, Inc.

* *Member of the Audit and Corporate Governance/Nominating Committees*
** *Member of the Audit, Compensation and Corporate Governance/ Nominating Committees*

Selected Management of the Company***

Thomas A. McDonnell
President and Chief Executive Officer

Thomas A. McCullough
Executive Vice President and Chief Operating Officer

Donald J. Kenney
President and Chief Executive Officer
EquiServe, Inc.

Charles A. Laue
President
DST lock\line, Inc.

Peter J. Nault
President, DST Innovis, Inc. and DST Interactive, Inc.

Steven J. Towle
President and Chief Executive Officer
DST Output, LLC

J. Michael Winn
Managing Director, DST International Limited

Jonathan J. Boehm
Group Vice President

Gregg Wm. Givens
Vice President, Chief Accounting Officer

Kenneth V. Hager
Vice President, Chief Financial Officer and Treasurer

Robert M. Hepting
Vice President

Mark C. Prasifka
Vice President, Chief Information Officer

Robert L. Tritt
Group Vice President

Michael A. Waterford
Group Vice President

Randall D. Young
Vice President, General Counsel and Secretary

****This is not the list of executive officers for purposes of Rules 3b-7 and 14a-3(b)(8) of the Securities Exchange Act of 1934. The Form 10-K, Part I Item 4, contains such list.*

Corporate Information

Common Stock Listing
New York Stock Exchange
Symbol: DST

Transfer Agent and Registrar
EquiServe Trust Company, N.A.
P.O. Box 43011
Providence, Rhode Island 02940

Independent Accountants
PricewaterhouseCoopers LLP
1055 Broadway
Kansas City, Missouri 64105

Annual Meeting of Stockholders
10:30 A.M. Central Time, May 11, 2004
Corporate Offices
DST Systems, Inc.
333 West 11th Street, 3rd Floor
Kansas City, Missouri 64105

Corporate Offices
333 West 11th Street
Kansas City, Missouri 64105
888.DST.INFO
www.dstsystems.com

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______ to ______

Commission file number 1-14036

DST Systems, Inc.

(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction) of incorporation or organization)	43-1581814 (I.R.S. Employer identification no.)
333 West 11th Street, Kansas City, Missouri (Address of principal executive offices)	64105 (Zip code)

Registrant's telephone number, including area code (816) 435-1000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each Exchange on which registered
Common Stock, $0.01 Per Share Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES [X] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in a definitive proxy or information statements incorporated by reference in Part III of this form 10-K or any amendment to this Form-10K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).
YES [X] NO [ ]

Aggregate market value of the voting and non-voting stock held by non-affiliates of the Registrant as of June 30, 2003: Common Stock, $0.01 par value – $4,394,515,168

Number of shares outstanding of the Registrant's common stock as of February 27, 2004: Common Stock, $0.01 par value – 84,074,370

Documents incorporated by reference:
Portions of the following documents are incorporated herein by reference as indicated:

Document	Part of Form 10-K into Which Incorporated
Company's Definitive Proxy Statement for the 2004 Annual Meeting of Stockholders, which will be filed no later than 120 days after December 31, 2003	Part III

FORM 10-K

DST Systems, Inc.
2003 Form 10-K Annual Report
Table of Contents

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING COMMENTS

The discussions set forth in this Annual Report on Form 10-K contain statements concerning potential future events. Such forward-looking statements are based upon assumptions by the Company's management, as of the date of this Annual Report, including assumptions about risks and uncertainties faced by the Company. In addition, management may make forward-looking statements orally or in other writings, including, but not limited to, in press releases, in the annual report to shareholders and in the Company's other filings with the Securities and Exchange Commission. Readers can identify these forward-looking statements by the use of such verbs as expects, anticipates, believes or similar verbs or conjugations of such verbs. If any of management's assumptions prove incorrect or should unanticipated circumstances arise, the Company's actual results could materially differ from those anticipated by such forward-looking statements. The differences could be caused by a number of factors or combination of factors including, but not limited to, those factors identified in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10-K under the heading "Company-Specific Trends and Risks". Readers are strongly encouraged to consider those factors when evaluating any forward-looking statements concerning the Company. The Company will not update any forward-looking statements in this Annual Report to reflect future events or developments.

PART I

Item 1. Business

This discussion of the business of DST Systems, Inc. ("DST" or the "Company") should be read in conjunction with, and is qualified by reference to, Management's Discussion and Analysis of the Company's Financial Condition and Results of Operations ("MD&A") under Item 7 herein. In addition, pursuant to rule 12b-23 under the Securities Exchange Act of 1934, as amended, the information set forth in the first paragraph and under the headings "Introduction" and "Seasonality" in the MD&A and the segment and geographic information included in Item 8, Note 16 are incorporated herein by reference in partial response to this Item 1.

The Company was originally established in 1969. Through a reorganization in August 1995, the Company is now a corporation organized in the State of Delaware.

The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports will be made available free of charge on or through the Company's Internet website (www.dstsystems.com) as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. In addition, the Company's corporate governance guidelines and the charters of the Audit Committee, the Corporate Governance Committee/Nominating Committee and the Compensation Committee of the DST Board of Directors is available on the Company's Internet website. These guidelines and charters are available in print to any stockholder who requests them. Written requests may be made to the DST Corporate Secretary, 333 West 11th Street, Kansas City, Missouri 64105, and oral requests may be made by calling the DST Corporate Secretary's Office at (816) 435-4636.

RECENT DEVELOPMENTS IN THE COMPANY'S BUSINESS

The recent business developments of the Company and the Company's subsidiaries follow.

Janus Capital Group Inc. ("Janus") Share Exchange

On December 1, 2003, pursuant to a Share Exchange Agreement (the "Exchange Agreement") dated August 25, 2003 among the Company, Janus and the Company's Output Solutions Segment subsidiary, DST Output Marketing Services, Inc. ("OMS"), the Company completed an exchange transaction with Janus (the "Janus Exchange") under which DST received from Janus 32.3 million shares of the Company's common stock (27.9% of outstanding shares) in exchange for all outstanding OMS stock. At the time of the Janus Exchange, OMS held an operating sheet-fed offset commercial printing, graphics design, laser printing and fulfillment business and additional cash to equalize the value of the OMS operating business and the Company shares being exchanged. Based on the average closing price of the Company's common stock and Exchange Agreement terms, the exchange value used for the Company shares received in connection with the Janus Exchange was $34.50 per share. Under the terms of the Exchange Agreement, the OMS operating business had a negotiated value of $115.0 million and its assets at closing included additional cash of $999.4 million. For financial reporting purposes, 28.97 million Company shares were valued at $34.50 (representing the cash element of the Janus Exchange) while the remaining 3.33 million shares were valued at $37.97 (representing the exchange value of the OMS operating business based on the closing price of the Company's common stock on December 1, 2003). Accordingly, for financial reporting purposes, the Company recognized a gain of $108.9 million from the Janus Exchange. The Janus Exchange was structured as a tax-free split off in accordance with Section 355 of the Internal Revenue Code and the Company has not recognized any income tax expense relating to the transaction. OMS' operating revenues for the period January 1 through December 1, 2003 and the year ended December 31, 2002 were $61.4 million and $77.4 million, respectively. OMS' pre-tax earnings for the period January 1 through December 1, 2003 and the year ended December 31, 2002 were $3.7 million and $4.5 million, respectively. OMS has approximately 420 employees. The Exchange Agreement subjects the Company to non-compete provisions with respect to certain business products and services of OMS for a period of five years after the December 1, 2003 closing date.

Convertible Debt Offering

In August 2003 the Company issued convertible debentures in order to partially finance the Janus Exchange. The Company issued $840 million aggregate principal amount of convertible senior debentures, consisting of $540 million of 4.125% Series A convertible senior debentures due 2023 and $300 million aggregate principal amount of 3.625% Series B convertible senior debentures due 2023. The Series A debentures and Series B debentures bear interest at a rate of 4.125% and 3.625% per annum, respectively. For a more detailed description of these debentures, see "Significant Events – Convertible Debt Offering" in MD&A under Item 7 herein.

New Syndicated Line of Credit Facility

In November 2003, the Company entered into a $650 million syndicated line of credit facility to replace its prior $315 million syndicated line of credit facility. The $650 million facility is comprised of a $400 million three-year revolving line of credit and a $250 million three-year term note and is secured by marketable securities owned by one of the Company's subsidiaries. Interest rates are based on LIBOR plus an applicable margin with facility and utilization fees applied. Approximately $500 million was initially drawn against this facility to partially finance the Janus Exchange. For a more detailed description of the credit facility, see "Significant Events – New Syndicated Line of Credit Facility" in MD&A under Item 7 herein.

NARRATIVE DESCRIPTION OF BUSINESS

The Company has several operating business units that offer sophisticated information processing and software services and products. These business units are reported as three operating Segments (Financial Services, Output Solutions and Customer Management). In addition, investments in equity securities and certain financial interests and the Company's real estate subsidiaries and affiliates have been aggregated into an Investments and Other Segment. A summary of each of the Company's Segments follows:

Financial Services

DST's Financial Services Segment provides sophisticated information processing and computer software services and products primarily to mutual funds, investment managers, corporations, insurance companies, banks, brokers and financial planners. DST's proprietary software systems include mutual fund shareowner and unit trust recordkeeping systems for U.S. and international mutual fund companies; a defined-contribution participant recordkeeping system for the U.S. retirement plan market; securities transfer systems offered to corporations, corporate trustees and transfer agents; investment management systems offered to U.S. and international investment managers and fund accountants; a workflow management and customer contact system offered to mutual funds, insurance companies, brokerage firms, banks, cable television operators and health care providers; and record-keeping systems to support "managed account" investment products. DST also provides design, management and transaction processing services for customized consumer equipment maintenance and debt protection programs.

The Segment distributes its services and products on a direct basis and through subsidiaries and joint venture affiliates in the U.S., United Kingdom ("U.K."), Canada, Europe, Australia, South Africa and Asia-Pacific and, to a lesser degree, distributes such services and products through various strategic alliances.

Output Solutions

DST's Output Solutions Segment provides single source, integrated print and electronic communications solutions. In the U.S., the Company provides customized and personalized bill and statement processing services, electronic bill payment and presentment solutions and computer output archival solutions.

The Segment also offers its services to the Canadian and U.K. markets. DST Output Canada Inc. ("DST Output Canada"), formerly known as Xebec Imaging Services, Inc., offers customer communications and document automation solutions to the Canadian market. DST International Output Limited ("DST International Output") provides personalized paper and electronic communications principally in the U.K.

The Segment distributes its products directly in connection with the provision of certain Financial Services and Customer Management products and in connection with other providers of data processing services.

Customer Management

DST's Customer Management Segment provides customer management, billing and marketing solutions to the video/broadband, direct broadcast satellite ("DBS"), wire-line and Internet Protocol ("IP") telephony, Internet and utility markets. The Segment offers a comprehensive customer management and billing solution by providing core customer care products that are supplemented with the products and services offered from DST's other operating segments.

The Segment distributes its services and products on a direct basis, through subsidiaries in North America, the U.K. and parts of Europe and with international alliance partners in other regions of the world.

Investments and Other

The Investments and Other Segment holds investments in equity securities and certain financial interests and the Company's real estate subsidiaries and affiliates. The Company holds investments in equity securities with a market value of approximately $1.2 billion at December 31, 2003, including approximately 12.8 million shares of State Street Corporation ("State Street") with a market value of $666 million and 8.6 million shares of Computer Sciences Corporation ("CSC") with a market value of $382 million. Additionally, the Company owns and operates 2.7 million square feet of real estate, mostly in the U.S. and U.K., which is held primarily for lease to the Company's other business segments.

FORM 10-K

Source of Revenue

The Company's sources of revenue are presented below. The sources listed may be served by more than one of the Company's business segments.

	Year Ended December 31,					
	2003		2002		2001	
	(dollars in millions)					
U.S. operating revenues						
Mutual fund / investment management	$ 667.7	38.7%	$ 630.9	38.1%	$ 640.7	38.7%
Securities transfer	244.1	14.2%	267.1	16.1%	257.7	15.6%
Other financial services	116.0	6.7%	135.5	8.2%	122.2	7.4%
Video/broadband/satellite TV	174.5	10.1%	182.6	11.0%	204.6	12.4%
Telecommunications and utilities	210.8	12.2%	173.1	10.4%	166.8	10.1%
Other	123.2	7.2%	115.3	7.0%	128.5	7.6%
Total U.S. operating revenues	1,536.3	89.1%	1,504.5	90.8%	1,520.5	91.8%
International operating revenues						
Mutual fund / investment management	101.9	5.9%	88.4	5.3%	81.1	4.9%
Other financial services	52.3	3.0%	34.1	2.1%	20.9	1.3%
Video/broadband/satellite TV	17.3	1.0%	15.5	0.9%	18.1	1.1%
Telecommunications and utilities	6.5	0.4%	4.9	0.3%	4.1	0.2%
Other	10.6	0.6%	10.5	0.6%	11.3	0.7%
Total international operating revenues	188.6	10.9%	153.4	9.2%	135.5	8.2%
Total operating revenues	1,724.9	100.0%	1,657.9	100.0%	1,656.0	100.0%
Out-of-pocket reimbursements (1)	691.4		725.9		724.7	
Total revenues	$ 2,416.3		$ 2,383.8		$ 2,380.7	

(1) Principally postage and telecommunication expenditures, which are reimbursed by the customer.

FINANCIAL SERVICES SEGMENT

The Financial Services Segment is the largest operating segment of the Company, providing the following products and services: mutual fund shareowner processing, corporate securities processing, business process management, investment management software and services and consumer risk transfer programs.

The following table provides key operating data for the Financial Services Segment:

Financial Services Operating Data	Year Ended December 31, 2003	2002	2001
Revenues (in millions)			
Operating Revenues			
U.S.	$ 937.5	$ 870.5	$ 803.8
International	123.0	100.3	100.0
Total Operating Revenues	1,060.5	970.8	903.8
Out-of-pocket reimbursements (1)	126.8	143.9	143.6
Total Revenues	$ 1,187.3	$ 1,114.7	$ 1,047.4
Mutual fund shareowner accounts processed (millions)			
U.S.			
Non-retirement accounts	54.0	50.1	48.0
IRA mutual fund accounts	23.7	22.1	20.8
TRAC mutual fund accounts	6.1	5.1	4.4
Section 529 and Educational IRAs	4.1	2.7	1.2
	87.9	80.0	74.4
International			
United Kingdom (2)	4.6	3.5	3.1
Canada (3)	2.7	2.5	1.5
TRAC participants (millions)	3.5	2.8	2.5
Security transfer accounts processed (millions)	22.9	25.7	27.8
Automated Work Distributor workstations (thousands)	87.0	84.6	81.4
lock\line supported consumers (millions)	19.8	16.4	

(1) Principally rebillable postage and telecommunication expenditures and print mail services, which are reimbursed by customers.

(2) Processed by International Financial Data Services (U.K.) Limited, an unconsolidated affiliate of the Company.

(3) Processed by International Financial Data Services (Canada) Limited, an unconsolidated affiliate of the Company.

U.S. Mutual Fund Shareowner Processing

Most of the Financial Services Segment's clients who utilize the Company's proprietary mutual fund recordkeeping systems are "open-end" mutual fund companies, which obtain funds for investment by making a continuous offering of their shares. Purchases and sales (referred to as "redemptions") of open-end mutual fund shares are typically effected between shareowners and the fund, rather than between shareowners. These transactions are based on the net asset value of the mutual fund on the date of purchase or redemption, which requires that the assets of the fund and the interests of its shareowners be valued daily. Accordingly, timely and accurate accounting and recordkeeping of shareowner and fund investment activity is critical.

Investor attraction to a wide array of mutual fund investment products with increasingly specialized features has significantly increased the number of mutual fund shareowner accounts, the volume of transactions and the complexity of recordkeeping. In addition, new technologies have changed the service requirements and distribution channels of the mutual fund market. The Company has made significant investments in computer capacities and systems to handle the increasing volume and complexity of transactions and distribution channels, to maintain its leadership position and to improve quality and productivity.

A majority of the shareowner accounts serviced by the Company are at mutual fund organizations that have been clients of the Company for more than five years.

FORM 10-K

Shareowner Accounting and Recordkeeping

The proprietary applications system for U.S. mutual fund recordkeeping and accounting is TA2000, which performs shareowner related functions for mutual funds, including processing purchases, redemptions, exchanges and transfers of shares; maintaining shareowner identification and share ownership records; reconciling cash and share activity; calculating and disbursing commissions to brokers and other distributors; processing dividends; creating and tabulating proxies; reporting sales; and providing information for printing of shareowner transaction and statement data and year-end tax statements. The system processes equity, fixed income and money market load, no-load and multi-class funds. TA2000 also performs many specialized tasks, such as asset allocation and wrap fee calculations. At December 31, 2003, the Company provided shareowner accounting processing services for approximately 87.9 million U.S. mutual fund shareowner accounts.

Mutual fund shareowner services are offered on a full, remote and shared service basis. Selection by a client of the level of service is influenced by a number of factors, including cost and level of desired control over interaction with fund shareowners or distributors. "Full" service processing includes all necessary administrative and clerical support to process and maintain shareowner records, answer telephone inquiries from shareowners, brokers and others, and handle the TA2000 processing functions described above. In addition, full service clients may elect to have the Company invest end of day available client bank balances into credit-quality money market funds. "Remote" service processing is designed to enable mutual fund companies acting as their own transfer agent, third party transfer agents and brokers performing subaccounting functions to have their own administrative and clerical staff access TA2000 at the Company's data processing facilities using the Company's telecommunications network. "Shared" service processing allows client personnel to handle telephone inquiries while the Company's or an affiliate's personnel retain transaction processing functions. This service is facilitated by the implementation of Automated Work Distributor ("AWD"), which creates electronic images of transactions and makes such images, together with the status of the related transactions, available to the personnel handling the telephone calls.

The Company derives revenues from its mutual fund shareowner accounting services through use of the Company's proprietary software systems to provide such services, clerical processing services and other related products. Fees are generally charged based on a per account and number of funds for system processing services and on a per account, number of fund and transaction basis for clerical services. The Company's policy is not to license TA2000. The Company also derives revenues from investment earnings related to cash balances maintained in corporate transfer agency bank accounts.

Retirement and Savings Plan Accounting and Recordkeeping

Mutual funds are popular investment vehicles for individual and corporate retirement and savings plans. TA2000 supports all types of Individual Retirement Accounts ("IRAs") and Educational Savings Plans, which include both Section 529 and Coverdell plans.

The Company's TRAC component of TA2000 provides participant recordkeeping and administration for defined contribution plans, including 401(k), 403(b), 457, money purchase and profit sharing plans that invest in mutual funds, company stock, guaranteed investment contracts and other investment products. TRAC is integrated with TA2000, which eliminates reconciliations required when different systems are used for participant recordkeeping and mutual fund shareowner accounting. The Company offers TRAC on a full-service and remote basis. The Company regards the retirement plan market as a significant growth opportunity for its services and products because: (i) that market continues to experience significant expansion as more employers shift away from defined benefit programs; (ii) mutual funds, because of their features, are popular selections for investment by such plans; and (iii) retirement plan participants normally elect to use multiple mutual fund investment accounts. Revenues from these services are based generally on the number of participants in the defined contribution plans, as well as per account fees for related mutual fund accounts processed on TA2000.

At December 31, 2003, TA2000 serviced 23.7 million IRAs invested in mutual funds, including 5.4 million Roth IRAs. TA2000 also supported the processing of 4.1 million educational savings accounts, of which 3.5 million are Section 529 plan accounts. In addition, TRAC provided recordkeeping for 3.5 million retirement plan participants with 6.1 million related TA2000 mutual fund accounts at December 31, 2003.

TA2000 Subaccounting

TA2000 Subaccounting services are offered on a remote basis to broker/dealers who perform shareowner accounting and recordkeeping for mutual fund accounts that have been sold by the firm's registered representatives. The subaccounting platform, which is a feature of TA2000, is designed to meet the complex reconciliation and system interfaces required by broker/dealers who require this capability. Revenues are based generally on a per account and number of funds basis.

Products Supporting Mutual Fund Distribution and Marketing

The Company has developed products to meet the changing service requirements, distribution channels and increasing regulatory requirements affecting the mutual fund market.

The Company is the largest processor of the mutual fund industry's volume on Fund/Serv and Networking, two systems developed for mutual fund distribution by the National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation. The Company has also developed the Financial Access Network ("FAN"), the technological infrastructure that facilitates emerging channels of mutual fund sales and distribution via the Internet. Products and services utilizing FAN include (i) FAN Web, which enables clients to offer their investors direct inquiry to account information, financial transaction execution and literature fulfillment through a set of customized Internet templates that link the client's Web site to TA2000, (ii) FAN Web Direct, which offers clients a secure, seamless and efficient processing capability for electronic transactions from a client's own Web application directly into TA2000, (iii) FAN Investment Tracking, which enables shareholders to download their mutual fund transaction data through Quicken and Microsoft Money for Windows Online Investment Center, (iv) FAN Mail, which provides financial advisors and brokers with trade confirmations, account positions and other data via public network access and (v) Vision, which enables broker/dealers and financial advisors to view their clients' mutual fund and variable annuity positions, process transactions and establish new accounts.

Revenues from these services and products are based generally on the number of transactions processed.

Boston Financial Data Services, Inc. ("BFDS")

BFDS, a 50% owned joint venture with State Street, is an important distribution channel for the Company's services and products. BFDS combines use of the Company's proprietary applications and output solutions capabilities with the marketing capabilities and custodial services of State Street to provide full-service shareowner accounting and recordkeeping services to approximately 128 U.S. mutual fund companies. BFDS also offers remittance processing, class action administration services, teleservicing (for its current mutual fund clients and typically billed as a separate fee) and full-service support for defined contribution plans using the Company's TRAC system. BFDS is the Financial Services Segment's largest customer, accounting for approximately 8.9% of the Segment's operating revenues in 2003.

Revenues are derived on a per account, number of fund and transaction basis. BFDS also derives revenues from investment earnings related to cash balances maintained in corporate transfer agency bank accounts.

International Mutual Fund / Unit Trust Shareowner Processing

The Company provides international shareholder processing through three joint venture companies of the Company and State Street, which are as follows:

International Financial Data Services, U.K. ("IFDS U.K.")

IFDS U.K. offers full and remote service processing for Open Ended Investment Companies ("OEIC") and unit trusts and related products serving 4.6 million unitholder and OEIC accounts at December 31, 2003. It is the largest third party provider of such services in the U.K. IFDS U.K. has developed FAST, an OEIC and unit trust recordkeeping system.

IFDS U.K. derives revenues from its shareowner accounting services through use of its proprietary software systems, clerical processing services and other related products. Fees are generally charged on a per unitholder account and per transaction basis. IFDS U.K.'s policy is not to license FAST.

International Financial Data Services, Canada ("IFDS Canada")

IFDS Canada has developed iFast, a proprietary mutual fund recordkeeping system. IFDS Canada provides remote mutual fund shareowner processing in Canada using iFast and licenses iFast to mutual fund companies in related markets outside Canada. IFDS Canada provides full-service processing to the Canadian mutual fund industry using iFAST and full-service processing for U.S. offshore mutual funds using TA2000. IFDS Canada also has installed its mutual fund system in Germany, Saudi Arabia and Switzerland. IFDS Canada also services approximately 3.5 million accounts under facility management arrangements using the iFAST system. Revenues are derived from providing remote mutual fund shareowner processing services, time and material fees for client-specific enhancements and support to the remote processing, facilities management, and to a lesser degree, from licensing its mutual fund shareowner system to mutual fund companies.

International Financial Data Services, Luxembourg ("IFDS Luxembourg")

IFDS Luxembourg provides mutual fund systems and services to the Luxembourg and continental European market. Revenues are derived from shareowner accounting services based generally on the number of accounts, number of transactions and number of unit trusts processed.

Corporate Securities Processing

EquiServe, Inc. ("EquiServe") is one of the nation's largest corporate shareholder service providers, maintaining and servicing the records of 22.3 million registered shareholder accounts for more than 1,300 publicly traded companies and closed-end funds. EquiServe clients currently include 17 of the 30 companies comprising the Dow Jones Industrial Average and 153 of the companies in the Standard and Poor's 500 Index.

Registered Ownership Accounting and Recordkeeping

EquiServe delivers a wide range of corporate shareholder service solutions, acting as a company's agent to transfer a shareholder's stock, disburse and reinvest dividends, mail and tabulate proxies, distribute annual reports and provide merger and acquisition services.

EquiServe provides corporations full-service processing, which includes all accounting and data processing support for transfer agent activities related to registered ownership. Registered ownership occurs when the beneficial owner of the security is registered on the books and records of the corporation. When investors purchase stock through a broker, the investor may specifically direct the broker to register the shares purchased directly with the corporation. Registered owners receive all corporate communications, dividends, annual reports and proxy material directly from the corporation. Registered ownership comes in two forms: physical certificates or book-entry shares.

EquiServe provides custom services for corporate actions (mergers, acquisitions, stock splits, tender offers, odd-lots, etc.), initial public offerings and demutualization transactions.

EquiServe derives revenues from its securities processing services through use of the Company's proprietary software systems, clerical processing services and other related products. Fees for accounting services are generally charged based on number of accounts, CUSIPs and transactions. EquiServe also derives revenues from investment earnings related to cash balances maintained in corporate transfer agency bank accounts.

Employee Plan Administration

EquiServe services more than 300 employee stock purchase and stock option plans with over two million employee accounts. EquiServe provides a complete range of employee stock option services, from full service administration of employee stock option plans to remote support of companies who do their own recordkeeping services. EquiServe has developed a proprietary employee stock purchase plan system that tracks and reports disqualifying dispositions, utilizes an automated enrollment system and has the ability to provide multi-lingual printing, multi-lingual interactive voice response systems and multi-currency disbursements to support internationally-based employee participants.

In 2003, EquiServe expanded its employee plan administration business internationally. It offers global employee stock option administration and international employee stock purchase plans services.

Revenues from these services are based generally on the number of employee accounts in the employee plans, the number of transactions processed and the number of employee plan accounts maintained.

Investment Plan Administration

EquiServe's investment plan administration services encompass all types of investment plans, including direct stock purchase plans ("DSPPs") and traditional dividend reinvestment plans. DSPPs (also called open enrollment plans) offer interested investors who are not current shareholders the opportunity to purchase shares directly in a company without going through a broker. EquiServe is a leading provider of investment plan administrative services, with 5.8 million plan participants for 180 DSPP clients and more than 400 dividend reinvestment plans.

Revenues from these services are based generally on the number of transactions and the number of investment plan accounts maintained.

Fairway

DST is implementing a new securities transfer system called Fairway, which is designed to meet the changing processing and regulatory requirements of the corporate stock transfer industry. Currently, over 560 clients have been converted to Fairway, representing over 2.2 million accounts or 9.6% of the approximately 23 million accounts serviced by the Company. By the end of 2003, DST had delivered a substantially complete system for equity securities, although significant customization will be required for specific major clients to complete the conversion process. DST believes that the implementation of Fairway along with other DST proprietary software, such as AWD, will continue to provide EquiServe with technologically advanced software in the securities transfer industry. It is the Company's policy not to license Fairway.

Investment Management Products

DST International Limited, a U.K. company, ("DST International"), provides investment management and portfolio accounting software (primarily on a license basis) and services to over 600 clients in 55 countries worldwide, serviced by offices in the U.K., U.S., Australia, New Zealand, Hong Kong, Singapore, Philippines, Thailand, Japan and South Africa. DST International offers a wide range of products and services, both in the U.S. and internationally, which used together form a complete integrated solution for the investment management community.

HiPortfolio is designed for medium and large investment management firms that are seeking a turnkey system for investment accounting that can meet their global and international requirements with minimum customization. HiPortfolio is a scalable, comprehensive front, middle and back office solution with over 250 clients worldwide.

HiInvest is a front and middle office solution for institutional fund managers which includes decision support, modeling, order management, compliance monitoring, performance measurement, performance attribution and client reporting.

HiWealth is a front office solution enabling private wealth managers to manage their clients' assets. In addition to the same attributes as HiInvest, HiWealth includes integrated customer relationship management and full use of the Company's work management software (AWD).

HiNet is a rules-based transaction processing solution aimed at medium to large investment management companies that has a high capacity, retail-focused variant for online Internet trading and portfolio accounting using state-of-the-art technology.

HiMessaging, designed to address the lack of an internationally agreed directive on messaging, offers a flexible and scalable solution for communicating securities transactions. HiMessaging complies with all current messaging protocols and is fully adaptable for future demands.

HiReporting offers fund managers the opportunity to produce comprehensive reports according to their clients' individual needs. Various delivery mechanisms may be employed, such as Web, fax, CD-ROM and hard copy and the reports may include pictures, logos and graphs.

HiPerformance provides performance analysis for asset managers. The system is scalable to support both institutional and private client fund managers.

HiTrust is a Web-based, multi-currency and multi-lingual solution for mutual fund and unit trust processing. It has been developed for the specific needs of the Far Eastern and Australasian markets.

HiService encompasses a range of services for the financial industry, most of them available globally. These include project management, application service provider, installation support and consulting.

HiRisk is a risk management solution designed for institutional investors and investment managers. It produces a broad range of absolute and benchmark-relative risk measures that can be calibrated to different investment strategies.

The Company derives revenues from the above products and services, from license fees, fees for customized installation and programming services and annual maintenance fees.

In addition, DST International also supports its legacy Impart/Uptix and Paladign investment accounting systems. DST International also distributes and supports AWD outside North America under the name HiBPM.

Business Process Management ("BPM") through AWD

AWD is designed to help companies improve operating efficiency and customer satisfaction. AWD captures all customer interactions including mail, telephone calls, Internet, e-mail, faxes, etc., at the point of contact, prioritizes and assigns the work to the appropriate resource and tracks the contact through completion. By enforcing standard business processes independent of the origin of a request, AWD allows seamless delivery of consistent service across all channels, resulting in improved customer satisfaction. AWD also enables customers with multiple service centers to seamlessly move work between locations, removing geography as a barrier to productivity gains.

AWD's automation components allow customers to remove associates from tasks in which human interaction is not required, enabling increased productivity. In addition, AWD's application integration components allow customers to seamlessly link business processes that cross multiple legacy systems. The AWD product suite also includes imaging and content management, a business intelligence subsystem, a contact center desktop, proactive call scripting, intelligent character recognition, digitized voice processing and full support for e-mail and Web-based customer service.

Initially introduced to enhance the Company's mutual fund shareowner recordkeeping system, AWD was designed to interface with a wide range of high volume application processing systems. AWD supports open architecture platforms running on Sun Solaris, Microsoft Windows or IBM servers utilizing Windows and browser-based desktops. AWD's application-centric architecture allows customers to implement the solution quickly, providing the opportunity for a rapid return on investment. The Company's integration toolkits and open product architecture allow AWD to easily interface with customers' existing application systems and enterprise integration infrastructures. AWD is an enterprise scale application implemented in many different industries including mutual funds, mortgage origination and servicing, life insurance, healthcare providers and payers, property and casualty insurance, banking, brokerage, and video/broadband. AWD customers are located in over fifteen countries including the U.S., Canada, the U.K., continental Europe, Australia, South Africa, Hong Kong, Mainland China, Taiwan and Japan.

In addition to licensing the AWD product, DST provides hosting for the application. Customers can access AWD at the AWD Data Center using the Company's telecommunications network. The AWD Data Center provides a fully redundant disaster recovery option to the Company's customers. The Company also provides business process outsourcing services to their AWD customers.

The Company derives AWD revenues from multi-year service and usage agreements based on the number of users accessing the software and fixed fee license agreements that may include provisions for additional license payments in the event the number of users increases. The Company also derives AWD revenues from fees for implementation services, custom programming, annual software maintenance, AWD Data Center operations and business process outsourcing.

Consumer Risk Transfer Programs

lock\line, LLC ("lock\line") is the largest provider of customized services for wireless equipment replacement programs in the U.S., servicing over 13 million wireless consumers. lock\line also offers systems and services to support customized equipment maintenance and debt protection programs within the telecommunications and financial services industries. lock\line services markets in the U.S. and its territories.

Wireless Equipment Replacement Programs

Most wireless telecommunications service providers make available to their subscribers protection for their wireless communication devices in the event that the equipment is lost, stolen, damaged or suffers a mechanical breakdown beyond the manufacturer's warranty period. The programs are customizable for each wireless provider and are offered through selected insurance companies. lock\line is an administrator of these programs, providing enrollment, replacement authorization and financial reporting utilizing the proprietarily developed and enhanced Wireless Insurance Tracking System.

Equipment Maintenance Programs

These programs provide extended service protection to the customers of service providers or retailers for mechanical breakdown within or beyond the manufacturer's warranty period. Users of the programs include local phone service customers who protect home phones and caller ID units. lock\line issues service contracts offered to the consumer with those obligations insured by a Service Contract Reimbursement Policy provided by an insurance company. lock\line is also an administrator of the programs, providing enrollment, replacement authorization and financial reporting utilizing its proprietary Warranty Tracking System.

Debt Protection Programs

These programs provide credit card and installment loan consumers protection for their credit ratings in the event they suffer a Life Altering Event ("LAE") and cannot pay their monthly credit card/loan payment. Common LAE's include death, disability, unemployment, hospitalization and family leave. lock\line is an administrator of these programs, providing enrollment, collateral fulfillment, debt cancellation authorization and financial reporting utilizing its proprietary Debt Cancellation Tracking System.

The Company's revenues from Consumer Risk Transfer Programs are based on the number of enrolled customers for the wireless equipment insurance programs and equipment maintenance plans and based on the customer's outstanding balances for the debt protection programs. The Company receives gross premiums from which it collects its administration fees and passes along the insurance premium portion to an insurance carrier or to captive insurance companies. The Company records revenue based on the administrative fee it retains.

Wealth Management and Advisor Products

Managed Asset Platform ("MAP")

MAP is a proprietary system designed to facilitate the distribution, investment management, trading, reconciliation and reporting for managed accounts. Although they can take different forms, managed accounts are generally individual investment accounts offered by financial consultants who provide advisory services. They are managed by independent money managers using an asset-based fee structure. Managed accounts can be individually profiled for risk, goals and preferences. They are managed for tax efficiency and can be diversified among several types of investment instruments including stocks, bonds and mutual funds.

MAP is an integrated product that utilizes AWD and HiInvest. MAP increases automation and data flow between the plan sponsor, who distributes the product, and the investment manager, who is responsible for managing the account portfolio. MAP links the plan sponsor and investment manager through the use of AWD. The HiInvest component completes the loop with its trading, reporting, performance management and reconciliation functions. The open design of MAP will allow it to be integrated with other DST proprietary products and is enhanced to facilitate the distribution of other securities by financial consultants and money managers.

Revenues for MAP are generally derived based on the number of accounts.

Open Platform for Advisors ("OpenPFA")

OpenPFA is a global "open product" and service utility that meet the needs of financial and investment advisors/firms ("Advisors"), investment managers/firms ("Managers") and their clients ("Investors"). OpenPFA presents a vertically integrated platform that aggregates specific data, offers full trading, reconciliation, reallocation and rebalancing services for various investment products, provides tax reporting and combines all asset information and account activity in complete summary reports that are functionally efficient and investor-friendly.

Revenues for OpenPFA are based on asset balances invested and are calculated at the account level.

Winchester Information Processing Services

Winchester Information Processing Services primarily supports the computing needs of the Company's Financial Services Segment and certain products of the Output Solutions and Customer Management Segment with two data centers in Kansas City, Missouri and a recovery data center in St. Louis, Missouri.

The Winchester Data Center ("Winchester") is the Company's primary central computer operations and data processing facility. Winchester has a total of 163,000 square feet, of which 76,000 square feet is raised floor computer room space. Winchester runs seven mainframe computers with a combined processing capacity of more than 13,900 million instructions per second and direct access storage devices with an aggregate storage capacity that exceeds 84 trillion bytes. Winchester also contains more than 800 servers supporting NT, UNIX and AS/400 small and midrange computing environments. These servers are used to support DST's products and processing for certain of the Company's affiliates. The physical facility is designed to withstand tornado-force winds.

The AWD Data Center supports the Company's AWD Image processing services. The facility has a total of 13,000 square feet. The computer room houses IBM AS/400 computers and optical storage systems, which support more than 15,100 AWD Image users. AWD users include DST's full-service mutual fund and corporate securities operations as well as several of the Company's remote AWD customers and other financial services companies. The AWD Data Center also houses over 300 servers supporting various Company products and Winchester's remote tape storage using IBM's automated tape libraries. The Company derives revenues from its AWD Data Center based upon data center capacity utilized, which is significantly influenced by the volume of transactions or the number of users.

Each of the Kansas City data centers is staffed 24-hours-a-day, seven-days-a-week and have self-contained power plants with mechanical and electrical systems designed to operate virtually without interruption in the event of commercial power loss. The data centers utilize fully redundant telecommunications networks serving the

Company's clients. The networks, which serve hundreds of thousands of computer users, have redundant pathing and software, which provides for automatic rerouting of data transmission in the event of carrier circuit failure.

During 2003, the Company established its own Recovery Data Center. The Recovery Data Center is essentially equivalent in size and design to the Winchester Data Center. It houses the latest mainframe technology, including three mainframe computers that have the capacity to run over 14,600 MIPS and the capacity to store more than 113 trillion bytes of DASD. The Company's data communications network is linked to the Recovery Data Center to enable client access to the center. The AS/400 processors at the AWD Data Center and the AS/400 processors at Winchester provide contingency plan capabilities for each other's processing needs. The Company regularly tests disaster recovery processes.

Argus Health Systems, Inc. ("Argus")

Argus is a 50% owned joint venture of the Company and a privately held life insurance holding company.

Argus provides claims processing, information services and administrative support to help manage pharmacy benefit programs. These services include pharmacy and member reimbursements, call center, pharmacy network management, clinical information services, rebate contracting and rebate processing. A primary focus for Argus is the overall improvement in the health of its customer's members in the most cost effective manner that can be delivered in today's marketplace.

Argus' proprietary claims processing system, Integrated Pharmacy Network System ("IPNS"), is an interactive, database managed processing system for administration of prescription drug claims, pharmacy and member reimbursement and drug utilization review. IPNS, which provides substantial flexibility to accommodate varying provider requirements, allows point-of-sale monitoring and control of pharmacy plan benefits with on-line benefit authorization and can alert dispensing pharmacists to potential medication problems arising from such factors as duplicate prescriptions, incorrect dosage and drug interactions.

The Company provides data processing, telecommunications and output solutions services to Argus and Argus operates IPNS at Winchester and the AWD Data Center. Argus' primary clients are providers of pharmacy benefit plans including insurance companies, health maintenance organizations, preferred provider organizations, other pharmacy benefit managers, pharmaceutical manufacturers and distributors.

Argus derives revenue from pharmacy claims processing services provided to managed care organizations, pharmacy benefit managers and pharmaceutical manufacturers. Argus also derives revenue from the management of pharmacy networks, call center services, pharmaceutical rebate contracting and processing as well as clinical programs and management reporting for the benefit of their customers.

Wall Street Access, LLC ("Wall Street Access")

Wall Street Access is a provider of online brokerage services to individual traders and professional money managers. The Company has a 20% interest in Wall Street Access. EquiServe, MAP and OpenPFA conduct certain business through Wall Street Access.

Wall Street Access derives revenue in several ways, including asset management, trade commissions, sale of research subscriptions and investment transactions.

Customer Concentration

The Financial Services Segment's five largest customers accounted for 24.6% of segment operating revenues in 2003, including 8.9% from its largest customer.

Marketing / Distribution

In the U.S., Canada and select international markets, the Financial Services Segment identifies potential users of its products and services and tailors its marketing programs to focus on their needs. The Segment's marketing efforts also include cross-selling the Company's wide range of services and products to its existing clients. The Segment's sales efforts are closely coordinated with its joint venture and strategic alliance partners.

Sources of new business for the Segment include (i) existing clients, particularly with respect to complementary and new services and products; (ii) companies relying on their own in-house capabilities and not using outside vendors; (iii) companies using competitors' systems; and (iv) new entrants into the markets served by the Company. The Company considers its existing client base to be one of its best sources of new business.

The Company's mutual fund systems and related services and products are marketed to mutual fund management firms and to distributors of mutual fund shares, such as banks, insurance companies, brokerage firms and third party administration firms. Increasingly, such firms manage multiple mutual fund products to address different investment objectives. Generally, mutual fund products are promoted and distributed in fund groups, which provide investors with a variety of mutual fund investments and the ability to exchange investments from one fund to another within the group. This often means that a single service agent, such as the Company, is used for all funds in the group.

The Company's corporate securities processing services and products are marketed to corporate secretaries and investor relation personnel of publicly traded companies, management firms and distributors of closed end mutual funds and mutual insurance companies considering demutualization transactions. The Company maintains a sales and marketing staff, including client services and technical support teams to target these markets.

DST International markets its investment management and portfolio accounting software and services directly to medium and large investment management firms. Generally, DST International's customers are seeking a turnkey system for investment accounting that can meet their requirements with a minimum amount of customization. Each of DST International's offices has a dedicated sales force and a team of consultants that can sell, install and implement these products.

The Company markets its BPM products directly to mutual fund and other investment management firms, insurance companies, brokerage firms, banks, healthcare payers and providers, and cable TV operators located in the U.S., Canada, U.K., Europe, Australia, South Africa and Asia-Pacific. The Company maintains a sales and marketing staff, including professional services and technical support teams to target these markets. CSC's Financial Services Group distributes the Company's AWD product to life and property and casualty insurance companies worldwide.

The Company markets its consumer risk transfer programs directly to wireless service providers, residential telephone providers, original equipment manufacturers, banks, credit unions, mortgage lenders and insurance companies. The Company maintains a sales support staff, including client services and technical sales teams, to target these markets.

Competition

The Company believes that competition in the markets in which the Financial Services Segment operates is based largely on quality of service, features offered, the ability to handle rapidly changing transaction volumes, commitment to processing capacity, software development and price. The Company believes there is significant competition in its markets. The Company's ability to compete effectively is dependent on the availability of capital. Some of the Company's competitors have greater resources and greater access to capital than the Company and its affiliates.

The Company's shareowner accounting systems compete not only with third-party providers but also with in-house systems and brokerage firms that perform subaccounting services for the brokerage firms' customers that purchase or sell shares of mutual funds of the Company's clients. Financial institutions competing with the Company may have an advantage because they can take into consideration the value of their clients' funds on deposit in pricing their services. The Company believes its most significant competitors for third party shareowner accounting systems are PFPC, Inc., a unit of PNC Bank, and SunGard Data Systems, Inc.

The Company's corporate securities services and products compete with other third party providers and companies who perform their services in-house with licensed or internally developed systems. Financial institutions competing with the Company may have an advantage because they can leverage other credit and service relationships with the client and take into consideration the value of their clients' funds on deposit in pricing their services. The Company believes its most significant competitors for corporate securities processing services are Mellon Bank, Bank of New York, Computershare Limited, American Stock Transfer and SunGard Data Systems, Inc.

The Company has significant competition with its investment management systems. Principal competitors are bundled service providers, third-party software service providers and those companies that license their products. Competitive factors are the accuracy and timeliness of processed information provided to customers, features and adaptability of the software, level and quality of customer support, level of software development expertise and price. The Company believes that it competes effectively in the market by its ongoing investment in its products and the development of new products to meet the needs of the portfolio accountants and investment managers. The Company believes its most significant competitors for investment management systems are SunGard Data Systems, Inc., State Street (including Princeton Financial Systems, Inc.), Misys plc, SS&C Technologies, Inc., Advent Software, Inc. and Datastream Systems, Inc.

The Company's BPM products compete with other data processing and financial software vendors. Competitive factors include features and adaptability of the software, level and quality of customer support, level of software development expertise and price. The Company believes that it can compete effectively in those markets the Company chooses to pursue. The Company believes its most significant BPM competitors are Siebel Systems, Inc., Filenet Corporation, IBM, Pegasystems and Staffware plc.

The Company's consumer risk transfer programs compete with other third party providers. For certain product offerings, competitors include companies who perform their services in-house with licensed or internally developed systems and processes. A significant competitive factor is the level and quality of customer support provided. The Company believes that it competes effectively in the market by its ongoing investment in its products and the development of new products to meet the needs of wireless service providers, residential telephone providers, original equipment manufacturers, banks, credit unions, mortgage lenders and insurance companies. The Company believes its most significant third party competitors for consumer risk transfer programs are Asurion, Assurant Group and Warranty Corporation of America, Inc.

Intellectual Property

The Company holds a U.S. patent, and various trademarks and copyrights covering various aspects of its information processing and computer software services and products. The duration of the patent term is 20 years from its earliest application filing date. The patent term is not renewable and may be subject to a term disclaimer. In special circumstances, a term extension may have been granted. The trademark rights generally will continue for as long as the Company maintains usage of the trademarks. The durations of the copyrights depend on a number of factors, such as who created the work and whether he or she was employed at the time. The Company believes its copyright registrations are adequate to protect its original works of authorship. The Company believes that although its patents, trademarks and copyrights are valuable, the Company's success depends upon its product and service quality, marketing and service skills. However, despite patent, trademark and copyright protection, the Company may be vulnerable to competitors who attempt to imitate the Company's systems or processes. In addition, other companies and inventors may receive patents that contain claims applicable to the Company's systems and processes.

Agreements

The Company typically enters into multi-year agreements with its Financial Services Segment clients. The agreements generally allow the Company to charge fees based on the number of underlying units processed and fixed rates per unit. The terms of all agreements are separately negotiated and sometimes contain service standards and/or allow clients to cancel with or without payment of a cancellation fee. They typically obligate the Company to indemnify the client for damages arising from the Company's breach, obligate the client to indemnify the Company for damages arising from the Company's performance of services, limit the

Company's liability for performing the services, and allow either party to avoid automatic renewal by notice to the other. The Company licenses its investment management and business process management products, typically on a perpetual basis. The licenses are accompanied by service and maintenance agreements which must be current for the Company to have any continuing responsibilities thereunder. Other than service requirements necessitated by new laws and regulations, the terms and conditions contained in typical Financial Services Segment client agreements have not changed significantly over the last three years.

OUTPUT SOLUTIONS SEGMENT

DST's Output Solutions Segment provides single source, integrated print and electronic communications solutions. The Segment also offers a variety of related professional services, including statement design and formatting, customer segmentation and personalization and messaging tools. The Segment provides customized and personalized bill and statement processing services, electronic bill payment and presentment solutions and computer output archival solutions. These capabilities establish DST Output as a preferred service provider to customers of the Financial Services and Customer Management Segments and to other industries that place a premium on customer communications and require high quality, accurate and timely bill and statement processing.

DST Output is among the largest first class mailers in the U.S., mailing 1.7 billion items in 2003 from production centers strategically located throughout the U.S. The Output Solutions Segment also offers its services to the Canadian and U.K. markets. DST Output Canada offers customer communications and document automation solutions to the Canadian market. DST International Output provides personalized paper and electronic communications principally in the U.K.

Sources of revenue by major industry served are listed below.

Output Solutions Operating Data	Year Ended December 31, 2003	2002	2001
Revenues (in millions)			
U.S. operating revenues (1)			
Mutual fund/investment management	$ 125.8	$ 138.3	$ 153.2
Securities transfer	3.6	4.9	8.4
Other financial services	76.4	90.6	93.6
Video/broadband/satellite TV	66.2	65.9	73.6
Telecommunications and utilities	142.1	146.1	165.7
Other	78.1	89.2	98.1
	492.2	535.0	592.6
International operating revenues			
Mutual fund/investment management	2.7	1.1	0.8
Other financial services	31.3	21.1	3.0
Telecommunications and utilities	0.2	0.2	0.8
Other	7.7	10.4	10.5
	41.9	32.8	15.1
Total operating revenues	534.1	567.8	607.7
Out-of-pocket reimbursements (1), (2)	589.8	606.6	607.3
Total revenues	$ 1,123.9	$ 1,174.4	$ 1,215.0
Images produced (billions)	9.3	8.6	8.2
Items mailed (billions)	1.7	1.8	1.9

(1) Includes operating revenues from OMS of $61.4 million, $77.4 million and $80.6 million for the period January 1 through December 1, 2003 and for the years ended 2002 and 2001, respectively; and out-of-pocket reimbursement revenues of $19.6 million, $28.3 million and $31.4 million for the period January 1 through December 1, 2003 and for the years ended 2002 and 2001, respectively.

(2) Principally rebillable postage expenditures, which are reimbursed by customers.

Statement and Billing Services

Statement processing services are supported by integrated and automated production environments that transform electronic data received from clients into customized bills and statements that can be delivered in print or electronic format in accordance with individual customer preferences. The highly automated production environment maximizes postal savings while minimizing delivery time.

For the financial services industry, products and services include electronic printing, variable and selective insertion and distribution of custom designed shareowner and other account based communications, including transaction confirmations, dividend checks, account statements and year-end tax reports. Clients are offered the capability of personalizing their individual customer communications through proprietary segmentation tools that facilitate targeted messaging and utilization of syndicated content.

Single source integrated print and electronic bill and statement processing and presentment solutions are provided to the video/broadband/satellite TV, telecommunications, healthcare, insurance, utilities, transportation, rapid delivery, credit card and other service industries.

Advanced statement consolidation capabilities, which combine data from multiple services and funds into a single integrated statement, offer clients potentially significant savings both in paper and mailing costs and creates a marketing tool for companies seeking to establish brand name recognition and sell combined services. The use of electronic solutions can offer additional savings to those clients who are promoting greater use of Internet-based bills and statements with their customers. Assistance in developing and implementing programs to stimulate the adoption of electronic delivery by customers is also provided.

The Segment derives revenues from its bill and statement processing services based generally on the number of images processed and the range of customization and personalization options chosen by the clients.

Direct Access, a proprietary Web-based portal, enables customers to have near real-time monitoring of production activities and reporting functions, enhancing customer control of the process. Using standard Internet browsers and entry through secured access, customers can remotely monitor line auditing, job tracking, reporting and inventory management throughout the production process. This capability is the portal through which clients can access from their desktops all of the job management and campaign management tools being made available.

The Segment has created an automated information and technology infrastructure that electronically formats data and manages the presentation over the Web or provides alternative feeds for statement printing. As electronic statements and payment solutions have become more widely used, communications service providers, utilities, financial services and other companies require electronic statement and bill presentment capabilities. To fulfill this requirement, DST Output offers two product lines: e.bill.anywhere for electronic bill presentment and payment and Informa for electronic presentment of mutual fund statements and prospectuses, brokerage statements, confirmations and tax documents.

A growing number of key marketing alliances have been established with industry leading companies to extend the reach and value of the Segment's electronic solutions. Because of its industry leading volumes, state-of-the-art processing systems and client relationships, the Company believes it is in the position of being a full-service supplier of fully integrated print and electronic customer communications that enable its clients to build lasting one-to-one relationships with their customers.

The Segment offers a full range of technical support. Customized programming tools have been developed that allow electronic information streams from a variety of client systems to be received without the need to make changes to the customer's software. These tools enable rapid and smooth transitions when clients outsource their statement processing and electronic functions.

Revenues from electronic statement and payment solutions are generated from initial implementation fees and recurring revenue based on the number of statements created and viewed and transactions processed. These revenues are influenced by both new account acquisitions and customer adoption rates.

Design Services

Communications Design Services

DST Output's communications design services offer expertise and industry knowledge of how recipients are affected by information placement, use of color and white space, charts and graphs and personalized content placement before statements are initially developed. Many clients have the opportunity through statement-based marketing and creative design services to use the paper or electronic statement to reinforce a corporate image, advertise special offers and features, deliver customer-specific messages and otherwise market their services to customers.

Campaign Management

Campaign Manager allows clients to segment their customer databases for the purpose of directing variable campaign materials through selective inserting, personalized messaging and the targeted use of syndicated content at selected audiences. These solutions facilitate customer acquisition, nurturing and retention, product cross selling and brand awareness.

Archival and Retrieval Solutions

The need for archival and customer service retrieval of statements is addressed by the Segment's viewing and storage solutions. These products provide customer service representatives with a statement image, which can enable faster customer service calls and improved first-call resolution rates. Sophisticated computer output CD, microfilm and microfiche capabilities are also available for long-term archival.

Revenue is derived from the number of images or sheets produced.

New Products

The Segment has launched two new products targeted at the insurance and healthcare markets.

The Segment's insurance communications solution, VeraSure, will derive revenue from the integration and reselling of technology from alliance partners; and the production of print and electronic insurance documents, such as policies, premium notices, compliance documents and other mission critical communications that support the client's strategic business initiatives.

VeraPro is the Segment's healthcare communications solution and will derive revenue from the integration and reselling of technology from alliance partners; and from the delivery of print, electronic and fulfillment communications for large payor and provider organizations. Such healthcare communications include transactional (explanation of benefits, explanation of payments, checks and remittance advices) and non-transactional pre- and post-enrollment (benefit booklets, evidence of coverage, provider directories, and membership identification cards) communications.

Production Facilities

In 2003, the Output Solutions Segment completed a U.S. production center consolidation program resulting in three enlarged and geographically dispersed production facilities in El Dorado Hills, California, Kansas City, Missouri, and Hartford, Connecticut. The centers offer high production roll form and sheet fed production print processes, monochrome to full color, variable data printing and selective insertion, pre-sorting and full integration with electronic delivery capabilities depending on client preferences. Services for the Canadian and U.K. marketplaces are provided through facilities in Toronto, Canada and Bristol, England, respectively.

The Segment has proprietary processes and technologies that provide a fully integrated, computerized and automated production environment. The production system (i) processes, logs, verifies and authenticates customer data, (ii) creates automated production controls for a statement, including form bar codes, weight and thickness parameters, unique statement tracking numbers, "due out" dates, address correction, carrier route/delivery point bar codes and postal processing parameters, (iii) models production runs on-line before printing or electronic transmission and (iv) enables postal processing, sorting and discounting to be performed on-line.

Full real-time automation enables the Segment to monitor quality, control remakes, predict and schedule production loading, verify customer data, forecast production volumes and maintain production system history on-line. The system is controlled by an on-line production control system that is based on advanced client/server architecture and has high-speed data transmission capabilities.

Customer Concentration

The Output Solutions Segment's five largest customers accounted for 26.1% of Segment operating revenues in 2003, including 9.6% from its largest client. One customer, representing 6.4% of the Segment's 2003 operating revenues, has informed the Company of its plans to discontinue its use of the Segment's services effective February 2004.

Customer Diversification

The Output Solutions Segment has a broad and diversified base of customers throughout North America and the U.K. It also has a growing penetration in healthcare as well as strong positions in transportation, package delivery, utilities and other sectors where frequent communication through statements, invoices or bills to large customer bases are the norm.

Marketing / Distribution

The Output Solutions Segment distributes its product directly to end customers and through distribution relationships with providers of data processing services. The Segment's products are also distributed or bundled with product offerings to customers of the Financial Services and Customer Management Segments. The Segment maintains a field operations sales staff, including client services, technical support teams and significant design resources, to target these markets. Key marketing alliances have been established with industry leading companies to extend the reach and value of the Segment's integrated print and electronic solutions. The Exchange Agreement for the Janus Exchange subjects the Company to non-compete provisions with respect to certain business products of OMS, currently known as Capital Group Partners, Inc. d/b/a Rapid Solutions Group, for a period of five years after the December 1, 2003 transaction closing date.

Competition

The key competitive factors for the Segment are price, the ability to offer single source integrated print and electronic solutions, the range of customization options available for personalizing communications and their ease of application, the quality and speed of services provided, the multi-channel delivery capability based on customer preference, the quality of customer support, the ability to handle large volumes efficiently and cost effectively. The most significant competitors for print or electronic delivery solutions services are those corporations who provide these services on an in-house basis, local companies in the cities where the Segment's printing operations are located and national competitors such as R.R. Donnelly, Inc., Moore Wallace Incorporated, Bowne and Co. Inc., Automated Data Processing, Inc., PFPC, Inc., CSG Systems International, Inc., Derivion Corporation, Electronic Data Systems, Inc., IBM and Princeton eCom.

Intellectual Property

The Company holds numerous U.S. patents covering various aspects of its statement processing services and technology. The Company has no foreign patents. The duration of these patents are generally 20 years from the application filing dates or, if the application contains a reference to an earlier filed application, 20 years from the earliest application filing date. The patent terms are not renewable and may be subject to term disclaimers. In special circumstances, term extensions may have been granted. The Company believes that although the patents it holds are valuable, the Company's success depends upon its product quality, marketing and service skills. However, despite patent protection, the Company may be vulnerable to competitors who attempt to imitate the Company's systems or processes and manufacturing techniques and processes. In addition, other companies and inventors may receive patents that contain claims applicable to the Company's system and processes.

Agreements

The Company's subsidiaries in the Output Solutions Segment typically enter into multi-year, fixed price agreements with their clients. The agreements generally enable the Company to charge fees, based on a fixed rate, on the number of items processed. The agreements are separately negotiated and sometimes contain service standards and/or allow clients to cancel with or without payment of a cancellation fee. They typically obligate the Company subsidiary to indemnify the client for damages arising from the subsidiary's breach, limit the subsidiary's liability for performing the services, and allow either party to avoid automatic renewal by notice to the other. The terms and conditions contained in typical Output Solutions Segment client agreements have not changed significantly over the last three years.

CUSTOMER MANAGEMENT SEGMENT

The Company's Customer Management Segment provides customer management, billing and marketing solutions to the video/broadband, direct broadcast satellite ("DBS"), wire-line and Internet Protocol ("IP") telephony, Internet and utility markets. The Segment serves more than 39 million cable and satellite TV subscribers worldwide and its services and products are currently used by the largest DBS provider in the U.S., as well as by five of the top 10 U.S. video/broadband companies.

The Segment's revenues are primarily based on the number of subscribers, the end-users of the services offered by the Segment's clients, the number of bills mailed and/or the number of images produced. Agreements with clients are typically multi-year contracts subject to periodic renewals and inflation-based fee adjustments. Certain of the Segment's customers license the customer management software under term license agreements.

	Year Ended December 31,		
Customer Management Operating Data	2003	2002	2001
Revenues (in millions)			
Operating revenues			
U.S.	$ 156.6	$ 157.4	$ 178.3
International	23.6	20.1	20.4
Total operating revenues	180.2	177.5	198.7
Out-of-pocket reimbursements (1)	61.5	64.4	69.1
Total revenues	$ 241.7	$ 241.9	$ 267.8
Video/broadband/satellite TV subscribers processed (millions)			
U.S.	30.4	32.6	32.7
International	8.9	8.5	8.2

(1) Principally rebillable postage expenditures, which are reimbursed by customers.

The Segment offers a comprehensive customer management and billing solution by providing core customer care products that are supplemented with the products and services offered from the Company's other operating segments.

Customer Care and Billing

The Customer Management Segment's comprehensive customer management and billing solution includes a flexible and open platform on which to base a complete back-office and customer support system. Four platforms are provided, each designed for specific markets: DDP/SQL and Intelecable serve the video/broadband market worldwide; Subscriber Transaction Management System ("STMS") serves the DBS industry; and HiAffinity (supported by DST International) serves the global utility market.

DDP/SQL has supported the U.S. video/broadband market for more than 20 years and currently runs in over 260 locations supporting more than 17 million cable and broadband subscribers.

Intelecable is a convergent billing system supporting video, voice, data and other IP services. The customer care and billing platform now supports over ten million end-users in over 100 locations in 14 countries and operates in a variety of languages, including Japanese.

STMS was specifically developed for use by the Company to provide customer care and billing services for DirecTV, Inc., the largest DBS provider in the U.S.

HiAffinity is a sophisticated customer management and open billing system for the utility and energy industries worldwide.

The Company is developing a new billing and customer care solution that has been designed as a fully integrated modular system to support the broadband, satellite, wire-line and voice over IP ("VoIP") telephony markets. The solution is being built to meet the needs of medium to large scale service providers that typically offer multiple lines of business and desire a single system to manage their complete customer life cycle. The solution is a component-based approach that is expected to exceed the architectural and functional capabilities of customer care and billing applications in the domestic and international marketplace today. This solution will include the capabilities provided by the Company's AWD product.

To supplement the Company's customer care and billing products, the Company offers the following Internet solutions: CyberCSR; High Speed Data Services ("HSDS"); and TechConnect. These products use the Internet to create an interactive experience for the customer, decrease operational costs and expand the functionality of the billing system.

CyberCSR is a customizable Web interface to DDP/SQL and Intelecable, allowing customers to handle their own customer service tasks and provision services immediately.

HSDS enables provisioning, billing, customer care and troubleshooting for either national Internet service providers or clients' internal Internet access service.

TechConnect is designed to increase the productivity of installers and technicians in the field by providing access to job and customer information via the Internet.

Customer Relationship Management and Decision Support through AWD

Integrating proprietary billing platforms with AWD allows the Segment to offer clients a seamless workflow and customer relationship management product. AWD's ability to integrate multiple back-office systems to present a single view of the customer is a valuable tool to the broadband industry, where clients utilize multiple service providers resulting from industry consolidation.

StarGate is a data warehouse and decision support tool that extracts important information from the customer database to predict buying behavior and forecast the market. The reporting element of StarGate allows clients to analyze their businesses, such as defining operational strengths and weaknesses.

Professional Services, Training and Support

The Customer Management Segment provides consulting and training services to ensure that customers are able to leverage the most from their business. The professional services teams make recommendations on launching new services, oversee or assist with back-office operations such as integrations, implementations and conversions, provide interactive and customized training classes and design custom-tailored applications and interfaces to improve operational efficiency. The Segment provides complete product documentation and training services to users of its software products, including CD-ROM-based product documentation and training.

Customer Concentration

The Customer Management Segment's five largest customers accounted for 53.4% of Segment operating revenues in 2003, including 20.8% from its largest client. Two customers, representing 10.6% of the Segment's 2003 operating revenues, have discontinued their processing agreements with the Company.

Marketing / Distribution

Software and services are provided primarily to video/broadband/satellite television, DBS, utility and multiple service providers through direct sales channels and in conjunction with international alliance partners. In both the U.S. and U.K., the Segment operates a software and services sales and marketing team, including account management, product management and technical support teams.

The Customer Management Segment's international sales staff is coordinated by geographic area, including dedicated account and technical support personnel located in the U.S., U.K., Brazil, Australia and Singapore. In addition to direct sales, the Segment has contracted with alliance partners throughout the world who are responsible for sales, marketing, support and local customization.

Competition

The key competitive factors for the Segment are price, the quality and speed of service provided, features offered and the quality of customer support. The market for the Customer Management Segment's products and services is highly competitive and competition is increasing as additional technologies are introduced within the broadband industry and continued consolidation within the market occurs. The Segment competes with both independent providers and service providers with their own in-house systems. The Segment believes its most significant competitors for customer management software systems are Convergys, Inc. and CSG Systems International, Inc.

The Segment expects its competitors to continue to improve the design and performance of their current systems and processes and to introduce new systems and processes with improved price/performance characteristics. The Segment believes that to remain competitive it must continue to invest in building and marketing its existing products and services, create next generation solutions, and maintain industry leading service and support.

Intellectual Property

The Company holds trademarks and copyrights covering various aspects of its customer management, billing and marketing solutions. The trademark rights generally will continue for as long as the Company maintains usage of the trademarks. The durations of the copyrights depend on a number of factors, such as who created the work and whether he or she was employed at the time. The Company believes its copyright registrations are adequate to protect its original works of authorship. The Company believes that although its trademarks and copyrights are valuable, the Company's success depends upon its product and service quality, marketing and service skills. However, despite trademark and copyright protection, the Company may be vulnerable to competitors who attempt to imitate the Company's systems or processes. In addition, other companies and inventors may receive patents that contain claims applicable to the Company's systems and processes.

Agreements

The Company's subsidiaries in the Customer Management Segment typically enter into multi-year, fixed term license and service agreements with their clients that include negotiated development, support and maintenance terms and conditions. The terms of all agreements are separately negotiated and typically obligate the Company subsidiary to indemnify the client for damages arising from the subsidiary's breach, limit the subsidiary's liability for performing the services, and allow either party to avoid automatic renewal by notice to the other. The terms and conditions contained in typical Customer Management Segment client agreements have not changed significantly over the last three years; however, in one agreement for a significant customer, a Customer Management Segment subsidiary has agreed to develop and implement a new billing software system to replace the billing system currently used by the customer. That agreement contains more significant development undertakings, service levels and financial obligations than typical Customer Management Segment client agreements.

INVESTMENTS AND OTHER SEGMENT

The Investments and Other Segment is comprised of investments in equity securities and certain financial interests and the Company's real estate subsidiaries and affiliates.

Investments

The Company holds investments in equity securities with a market value of approximately $1.2 billion at December 31, 2003, including approximately 12.8 million shares of State Street with a market value of $666 million and 8.6 million shares of CSC with a market value of $382 million.

Real Estate

The Company's real estate subsidiaries own approximately 1.4 million square feet of office space and approximately 1.3 million square feet of production facilities, which are held primarily for lease to the Company's other business segments. The real estate subsidiaries also hold master leases in certain properties, which are leased to the Company's operating segments.

SOFTWARE DEVELOPMENT AND MAINTENANCE

The Company's research and development efforts are focused on introducing new products and services as well as ongoing enhancement of its existing products and services. The Company expended $201.2 million, $175.0 million and $175.2 million in 2003, 2002 and 2001, respectively, for software development and maintenance and enhancements to the Company's proprietary systems and software products of which $61.8 million, $45.2 million and $43.2 million was capitalized in 2003, 2002 and 2001, respectively. Client funded software development and maintenance expenditures totaled $17.5 million, $23.3 million and $12.7 million for 2003, 2002 and 2001, respectively.

EMPLOYEES

As of December 31, 2003, the Company and its majority owned subsidiaries employed approximately 11,400 employees, including approximately 7,300 in the Financial Services Segment, 3,200 in the Output Solutions Segment and 700 in the Customer Management Segment. In addition, 50% owned unconsolidated affiliates of the Company and its subsidiaries employed approximately 4,600 employees, including approximately 2,400 at BFDS, 1,300 at IFDS U.K. and 500 at IFDS Canada. None of the Company's employees are represented by a labor union or covered by a collective bargaining agreement. The Company considers its employee relations to be good.

Item 2. Properties

The following table provides certain summary information with respect to the principal properties owned or leased by the Company. The Company believes the facilities, office space and other properties owned or leased are adequate for its current operations.

Location	Use (1)	Owned/ Leased (2)	Square Feet
Financial Services Segment (3)			
Kansas City, MO	Office Space	Leased	694,000
Kansas City, MO	Office Space (4)	Owned	408,000
Kansas City, MO	Data Center (5)	Owned	163,000
St. Louis, MO	Data Center (6)	Capital Lease	108,000
Jefferson City, MO	Office Space	Leased	27,000
Canton, MA	Office Space	Leased	335,000
Jersey City, NJ	Office Space	Leased	168,000
Edison, NJ	Office Space	Leased	187,000
Prairie Village, KS	Office Space	Leased	52,000
Lawrence, KS	Office Space (6)	Capital Lease	41,000
Salina, KS	Office Space	Leased	31,000
United Kingdom	Office Space	Owned	47,000
Australia	Office Space	Leased	28,000
Nine other smaller properties	Office Space	Leased	31,000
Output Solutions Segment (3)			
El Dorado Hills, CA	Production (4)	Owned	580,000
El Dorado Hills, CA	Office Space (4)	Owned	113,000
Kansas City, MO	Production (4)	Owned	399,000
Kansas City, MO	Office Space (4)	Owned	135,000
Kansas City, MO	Production	Leased	32,000
Hartford, CT	Production (4)	Owned	255,000
Quincy, MA	Office Space	Leased	17,000
Canada	Production	Owned	61,000
Canada	Production	Leased	21,000
United Kingdom	Production	Leased	53,000
Customer Management Segment (3)			
El Dorado Hills, CA	Office Space (4)	Owned	132,000
Charlotte, NC	Office Space	Leased	64,000
United Kingdom	Office Space	Leased	31,000
United Kingdom	Office Space	Owned	19,000
Sao Paulo, Brazil	Office Space	Leased	2,000
Investments and Other Segment			
Kansas City, MO	Office Space	Owned	326,000
Kansas City, MO	Office Space	Leased	103,000
Kansas City, MO	Production	Owned	69,000
El Dorado Hills, CA	Office Space	Owned	48,000
Lawrence, KS	Office Space (6)	Capital Lease	8,000

(1) Property specified as used for production in the above table includes space used for manufacturing operations and warehouse space.

(2) Within Kansas City, MO, the Company owns a number of surface parking lots, various developed and undeveloped properties and an underground storage facility with 500,000 square feet leased to third

parties. The Company also owns approximately 200 acres of undeveloped land adjacent to its buildings in El Dorado Hills, CA. The Company owns a building in Canton, MA with approximately 187,000 square feet that is being developed for a Financial Services subsidiary with completion expected in the second quarter of 2004. In December 2003, the Company executed a lease for approximately 77,000 square feet of office space in Kansas City, MO, which will be occupied in the second quarter of 2004 by a Financial Services division that is exiting a 52,000 square feet leased facility in Prairie Village, KS. In addition to the property listed in the table and discussed above, the Company leases space in Chicago, IL, South Africa, Singapore, Hong Kong, China, Thailand, and New Zealand.

(3) Includes approximately 2.7 million square feet of property owned or leased by the Company's real estate subsidiaries, which are part of the Investments and Other Segment. These properties are primarily leased to other segments of the Company, including approximately 1.0 million square feet in the Financial Services Segment, 1.5 million square feet in the Output Solutions Segment and 0.1 million square feet in the Customer Management Segment.

(4) Several owned properties are mortgaged with indebtedness of $106.8 million as of December 31, 2003.

(5) The Winchester Data Center is mortgaged with indebtedness of $12.9 million as of December 31, 2003.

(6) Includes properties under capital leases with municipalities, in which the municipality issued industrial revenue bonds to finance the purchase of the properties and DST or its affiliates have purchased the industrial revenue bonds.

The discussion under "Winchester Information Processing Services" in Item 1 hereto is hereby incorporated by reference in partial response to this Item 2.

Item 3. Legal Proceedings

The Company and its subsidiaries are involved in various legal proceedings arising in the normal course of their businesses. While the ultimate outcome of these legal proceedings cannot be predicted with certainty, management believes, after consultation with legal counsel, that the final outcome in such proceedings, in the aggregate, would not have a material adverse effect on the consolidated financial condition or results of operations of the Company.

Item 4. Submission of Matters to a Vote of Security Holders

The Company held a Special Meeting of Stockholders on November 28, 2003. Proxies for the meeting were solicited pursuant to Regulation 14A of the Exchange Act. The matter voted on at the Company's Special Meeting was approval of the Exchange Agreement, by and among the Company, OMS and Janus, and the transactions contemplated by such agreement, and is fully described in the Company's Definitive Proxy Statement dated November 13, 2003. A total of 90,495,141 shares of Common Stock, or 78.2% of the shares of Common Stock outstanding on the record date, were present in person or by proxy at the special meeting. Of the shares present in person or by proxy, 90,368,530 shares voted for the agreement, 84,488 shares voted against the agreement, and 42,123 shares abstained from the vote. Based upon the vote required for approval, this matter passed.

Executive Officers and Significant Employees of the Company

Pursuant to General Instruction G (3) of Form 10-K and instruction 3 to paragraph (b) of Item 401 of Regulation S-K, the following list is included as an unnumbered Item in Part I of this Annual Report on Form 10-K in lieu of being included in the Company's Definitive Proxy Statement in connection with its annual meeting of stockholders scheduled for May 11, 2004.

All executive officers are elected by and serve at the discretion of the Company's Board of Directors. Certain of the executive officers have employment agreements with the Company. There are no arrangements or understandings between the executive officers and any other person pursuant to which he was or is to be selected as an officer, except with respect to the executive officers who have entered into employment agreements, which agreements designate the position or positions to be held by the executive officer. None of the executive officers are related to one another.

Thomas A. McDonnell, age 58, has served as director of the Company since 1971. He has served as Chief Executive Officer of the Company since October 1984 and as President of the Company since January 1973 (except for a 30 month period from October 1984 to April 1987). He served as Treasurer of the Company from February 1973 to September 1995 and as Vice Chairman of the Board from June 1984 to September 1995. He is a director of BHA Group Holdings Inc., Commerce Bancshares, Inc., Computer Sciences Corporation, Euronet Worldwide, Inc., Blue Valley Ban Corp, Garmin Ltd. and Kansas City Southern.

Thomas A. McCullough, age 61, has served as director of the Company since 1990, as Executive Vice President since April 1987 and as Chief Operating Officer since May 2001. His responsibilities include Winchester Data Center, full-service mutual fund processing, remote-service mutual fund client servicing, information systems, Automated Work Distributor products and product sales and marketing. Since September 2000 through 2003, he served as Chairman and Chief Executive Officer, and since September 2000 he has served as Chairman, of BFDS, which is 50% owned by the Company.

Donald J. Kenney, age 56, has served since October 2000 as President and Chief Executive Officer of EquiServe, Inc., a wholly owned subsidiary of the Company. Prior to joining the Company, he had been Executive Vice President of National City Corporation from 1998 through 1999, where he was responsible for several business lines including remittance processing, data capture, billing management and payment support, and Executive Vice President of First of America Bank Corporation from 1993 through 1998, where he was responsible for business lines involving image processing.

J. Michael Winn, age 57, has served since June 1993 as Managing Director of DST International Limited, a wholly owned subsidiary of the Company.

Peter J. Nault, age 48, has served since June 2001 as President of DST Innovis, Inc., an indirect wholly owned subsidiary of the Company and since May 1999 as President of DST Interactive, Inc., a wholly owned subsidiary of the Company.

Jonathan J. Boehm, age 43, joined the Company as a Group Vice President in November 1997. He is responsible for the Company's full-service mutual fund processing and corporate support.

Kenneth V. Hager, age 53, has served as Vice President and Chief Financial Officer of the Company since April 1988 and as Treasurer since August 1995. He is responsible for the financial function of the Company.

Robert L. Tritt, age 48, joined the Company in 1977 and has served as Group Vice President of the Company since 1989. He is responsible for the Company's remote mutual fund processing operations and for mutual fund product development.

Randall D. Young, age 47, joined the Company as a Vice President in January 1995 and has served in the position of Vice President, General Counsel and Secretary of the Company since July 2002.

Steven J. Towle, age 46, has served since January 1, 2004 as President and Chief Executive Officer of DST Output, LLC, a wholly owned subsidiary of the Company. Prior to joining DST Output, LLC, he had been President and Chief Operating Officer of BFDS from September 2000 to December 2003 and Senior Vice President of BFDS from May 1997 to September 2000.

Charles W. Schellhorn, age 55, serves as President of Argus Health Systems, Inc., which is 50% owned by the Company. He served the Company's wholly-owned subsidiary DST Output, LLC (formerly DST Output, Inc.) from May 2000 through December 31, 2003 as its President and Chief Executive Officer, from September 2000 through December 31, 2003 as its Chairman of the Board, and from 1991 to 1999 as its President and Chairman of the Board. As of January 1, 2004, he no longer serves as an executive officer of the Company.

Item 5. Market for the Company's Common Stock and Related Stockholder Matters

The Company's common stock trades under the symbol "DST" on the New York Stock Exchange ("NYSE"). On February 11, 2003, the Securities and Exchange Commission granted the application of the Company to voluntarily withdraw the common stock from listing and registration on the Chicago Stock Exchange. As of March 1, 2004, there were approximately 23,100 beneficial owners of the Company's common stock.

No cash dividends have been paid since the initial public offering of the Company's common stock on October 31, 1995. The Company intends to retain its earnings for use in its business and therefore does not anticipate paying any cash dividends in the foreseeable future. Under the Company's syndicated line of credit, the Company is limited, on an annual basis, to making dividends and repurchase or redeem its capital stock and/or settle forward equity transactions in an aggregate amount in any fiscal year in an amount not to exceed 7.5% of consolidated net tangible assets. The Company could also be limited in making dividends and repurchase or redeem its capital stock and/or settle forward equity transactions based on certain net worth calculations under the Company's syndicated line of credit. Certain items under the Company's convertible debt offering require that the conversion rate of the debentures be adjusted if the Company does declare a dividend, possibly making the debentures more dilutive upon conversion.

The information set forth in response to Item 201 of Regulation S-K in Part II Item 8, Financial Statements and Supplementary Data at Note 17, Quarterly Financial Data (Unaudited) ("Note 17"), in this Form 10-K is incorporated by reference in partial response to this Item 5. The prices set forth in Note 17 do not include commissions and do not necessarily represent actual transactions. The closing price of the Company's common stock on the NYSE on December 31, 2003 was $41.76.

In connection with the acquisition of lock\line, the Company entered into initial employment agreements with two lock\line executives under which they received as of August 2, 2002, and subject to certain restrictions set forth in the agreements, a total of 16,667 shares of the Company's common stock. Services to be rendered under the employment agreements were the consideration for the shares. The shares of the Company's common stock described above were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933 under Section 4(2) of such Act for transactions by an issuer not involving any public offering.

Item 6. Selected Consolidated Financial Data

The following table sets forth selected consolidated financial data of the Company. The selected consolidated balance sheet data as of December 31, 2003 and 2002 and the selected consolidated income statement data for the years ended December 31, 2003, 2002 and 2001 were derived from the Company's audited consolidated financial statements and the related notes thereto which are included in Item 8 of this annual report on Form 10-K. The selected consolidated balance sheet data as of December 31, 2001, 2000 and 1999 and the selected consolidated income statement data for the years ended December 31, 2000 and 1999 were derived from the Company's audited consolidated financial statements, not included herein. This selected consolidated financial data should be read in conjunction with and is qualified by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 of this Annual Report on Form 10-K and the Company's audited consolidated financial statements, including the notes thereto, and the report of independent auditors thereon and the other financial information included in Item 8 of this Form 10-K.

	Year Ended December 31,				
	2003	2002	2001	2000	1999
	(dollars in millions, except per share amounts)				
Operating revenues	$ 1,724.9	$ 1,657.9	$ 1,656.0	$ 1,359.7	$ 1,226.8
Out-of-pocket reimbursements (1)	691.4	725.9	724.7	609.0	502.2
Total revenues	2,416.3	2,383.8	2,380.7	1,968.7	1,729.0
Costs and expenses (2) (6) (7)	1,958.4	1,936.7	1,927.8	1,575.5	1,406.5
Depreciation and amortization (2)	150.4	143.8	159.4	128.6	122.8
Income from operations	307.5	303.3	293.5	264.6	199.7
Interest expense	(26.9)	(13.4)	(7.5)	(5.6)	(5.2)
Other income, net (3)	28.1	20.2	36.2	66.3	13.2
Gain on Janus Exchange and PAS (4)	108.9		32.8		
Equity in earnings (losses) of unconsolidated affiliates (5) (7)	12.5	6.5	(1.5)	11.4	6.6
Income before income taxes and minority interests	430.1	316.6	353.5	336.7	214.3
Income taxes	109.3	107.6	125.3	120.9	76.9
Income before minority interests	320.8	209.0	228.2	215.8	137.4
Minority interests					(0.7)
Net income (2) (3) (4) (5) (6) (7)	$ 320.8	$ 209.0	$ 228.2	$ 215.8	$ 138.1
Basic earnings per share	$ 2.80	$ 1.74	$ 1.86	$ 1.72	$ 1.09
Diluted earnings per share	$ 2.77	$ 1.72	$ 1.81	$ 1.67	$ 1.06
Total assets	$ 3,198.6	$ 2,744.2	$ 2,704.0	$ 2,552.4	$ 2,326.3
Long-term obligations	1,437.8	379.5	243.4	68.7	44.4
Ratio of earnings to fixed charges (8)	9.3	9.0	12.1	12.1	11.6

(1) Effective January 1, 2002, the Company adopted EITF Issue No. 01-14, Income Statement Characterization of Reimbursements received for "Out-of-Pocket" ("OOP") Expenses Incurred ("EITF No. 01-14"), formerly EITF Topic No. D-103. Prior to the issuance of EITF No. 01-14, the Company netted the OOP expense reimbursements from customers with the applicable OOP expenditures. The Company's significant OOP expenses at the consolidated level include postage and telecommunication expenditures. Under EITF No. 01-14, the Company is required to record the reimbursements received for OOP expenses as revenue on an accrual basis. Because these additional revenues are offset by the reimbursable expenses incurred, adoption of EITF No. 01-14 did not impact income from operations or net income. Comparative financial statements for prior periods have been reclassified to comply with the new guidance. Total revenues are reported in two categories, operating revenues (which correspond to amounts previously reported) and OOP reimbursements. OOP expenses are included in costs and expenses.

(2) In 2003 and 2002, the Company recorded a charge associated with facility consolidations in its Output Solutions Segment of $2.6 million and $12.0 million, respectively, of which $2.6 million and $10.7 million, respectively, was recorded in costs and expenses and $0 and $1.3 million, respectively, was recorded in depreciation and amortization. In 2001, the Company recognized a $4.9 million reduction of costs and expenses and an $8.7 million reduction in depreciation and amortization associated with a state sales tax refund. Software and intangible asset impairments were recognized as additional depreciation and amortization of $19.5 million in 2001.

FORM 10-K

(3) Other income consists mainly of interest income, dividends received on investments held by the Company (principally shares of State Street stock), net gains on securities, amortization of deferred non-operating gains and gains (losses) from equipment dispositions. The 2003, 2002, 2001, 2000 and 1999 amounts include $9.3 million, $3.5 million, $13.8 million, $41.8 million and $8.9 million, respectively, of net gains on securities and other investments. Included in net gains is $6.1 million, $10.3 million, $9.4 million and $6.2 million of investment impairments for 2003, 2002, 2001 and 2000, respectively. The 2001 other income amount includes $7.2 million associated with a state sales tax refund. The 2000 other income amount includes a $10.8 million pretax settlement of a legal dispute related to a former equity investment. The settlement agreement resolved all outstanding issues related to this former equity investment. The 1999 security gains were offset by net losses on equipment dispositions of $3.5 million in 1999.

(4) On December 1, 2003, the Company completed an exchange transaction with Janus ("the Janus Exchange") under which DST received from Janus 32.3 million shares of DST common stock (27.9% of the outstanding shares) in exchange for all of the stock of a DST subsidiary, DST Output Marketing Services, Inc. ("OMS"), which was part of DST's Output Solutions Segment. DST recognized a gain of $108.9 million from the Janus Exchange. The Janus Exchange was structured as a tax-free split off in accordance with Section 355 of the Internal Revenue Code and DST has not recognized any income tax expense relating to the transaction.

On June 29, 2001, DST sold its Portfolio Accounting Systems ("PAS") business to State Street. DST offered PAS services primarily to the U.S. mutual fund industry on a remote processing basis. DST received, in a taxable transaction, proceeds of $75.0 million, comprised of approximately 1.5 million shares of State Street common stock and cash. In conjunction with the transaction, DST agreed to provide data processing services for PAS and agreed to a non-compete agreement for a period of five years, for which elements a portion of the purchase price has been deferred. DST recognized a gain of $20.0 million after taxes, deferrals and other expenses.

(5) The 2002 equity in earnings of unconsolidated affiliates include lease abandonment charges of $1.8 million for IFDS U.K. The 2001 equity in earnings of unconsolidated affiliates include lease abandonment charges of $1.0 million for BFDS and $3.0 million for IFDS U.K.

(6) In connection with the Janus Exchange, the Company incurred $5.3 million of transaction costs, which are included in the costs and expenses line item.

(7) Related to the Company's decision to remove the reload feature from all outstanding stock options, compensation of $5.1 million was paid in cash and $10.4 million was paid in the form of a promise to issue a fixed number of shares of Company stock in the future. This was recorded as compensation expense in the Statement of Income in 2003.

(8) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of pretax income less equity in earnings (losses) of unconsolidated affiliates plus fixed charges and distributed earnings of unconsolidated affiliates. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. The Company has assumed that one-third of rental expense is representative of the interest factor.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The discussions set forth in this Annual Report on Form 10-K contain statements concerning potential future events. Such forward-looking statements are based upon assumptions by the Company's management, as of the date of this Annual Report, including assumptions about risks and uncertainties faced by the Company. In addition, management may make forward-looking statements orally or in other writings, including, but not limited to, in press releases, in the annual report to shareholders and in the Company's other filings with the Securities and Exchange Commission. Readers can identify these forward-looking statements by the puse of such verbs as expects, anticipates, believes or similar verbs or conjugations of such verbs. If any of management's assumptions prove incorrect or should unanticipated circumstances arise, the Company's actual results could materially differ from those anticipated by such forward-looking statements. The differences could be caused by a number of factors or combination of factors including, but not limited to, those factors identified in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10-K under the heading "Company-Specific Trends and Risks". Readers are strongly encouraged to consider those factors when evaluating any forward-looking statements concerning the Company. The Company will not update any forward-looking statements in this Annual Report to reflect future events or developments.

Introduction

Originally established in 1969, the Company is a leading global provider of sophisticated information processing and computer software services and products to the financial services industry (primarily mutual funds, corporations and investment managers), video/broadband/satellite TV industry, communications industry and other service industries. The Company's business units are reported as three operating Segments (Financial Services, Output Solutions and Customer Management). In addition, investments in equity securities and certain financial interests and the Company's real estate subsidiaries and affiliates have been aggregated into an Investments and Other Segment.

The Financial Services Segment's revenues are generated from a variety of sources. The Company's mutual fund and securities processing revenues are primarily dependent upon the number of accounts or transactions processed. The Company also derives revenues from asset balances invested and investment earnings related to cash balances maintained in corporate transfer agency bank accounts. The Company also licenses its work management software, certain investment management and, outside the U.S., certain mutual fund shareowner accounting systems. Revenues for licensed software products are primarily comprised of: (i) license fees; (ii) consulting and development revenues based primarily on time and materials billings; and (iii) annual maintenance fees. The license fee component of these revenues is not material. Income from insurance premiums is recognized as revenue is earned, but is eliminated in consolidation for the portion that relates to premiums from the Company's other consolidated subsidiaries. The Company's insurance administration revenues are primarily dependent upon the number of insured accounts or transactions processed. The Company generates revenues from its wireless equipment replacement programs, equipment maintenance plans and debt protection programs based on the number of enrolled customers for the wireless equipment replacement programs and equipment maintenance plans and based on the customer's outstanding balances for the debt protection programs.

The Financial Services Segment derives part of its income from its pro rata share in the earnings (losses) of certain unconsolidated affiliates, primarily Boston Financial Data Services, Inc. ("BFDS"), International Financial Data Services, U.K. ("IFDS U.K."), International Financial Data Services, Canada ("IFDS Canada") and Argus Health Systems, Inc. ("Argus"). The Company provides data processing services to Argus to process its proprietary applications and to certain other clients who utilize the Company's Automated Work Distributor ("AWD") products. Revenues are primarily based upon data center capacity utilized, which is significantly influenced by the volume of transactions or the number of users.

The Output Solutions Segment's revenues for presentation and delivery (either printed or electronic) of customer documents and archival depend on the number of statements mailed and/or the number of images produced. Formatting and custom programming revenues are based on time and materials billings or on the number of images produced.

The Customer Management Segment primarily derives its revenues from customer management processing and computer software services and products based on the number of end-users of the services offered by its clients, the number of bills mailed and/or the number of images produced under multi-year bundled service and usage agreements. Certain of the Company's customers, principally outside the U.S., license the customer management software. Revenues for fixed fee license agreements are recognized as the software is delivered and all customer obligations have been met. Such fixed fee license amounts have not been material.

The Investments and Other Segment's investment income (dividends, interest and net gains on securities) is recorded as other income. Income from financing leases is recognized as revenue at a constant periodic rate of return on the net investment in the lease. Rental income from Company owned and operated real estate is recorded as revenue when earned, which is based on lease terms, but is eliminated in consolidation for the portion that relates to real estate leased to the Company's other consolidated subsidiaries.

FORM 10-K

Significant Events

Janus Capital Group Inc. ("Janus") Share Exchange

On December 1, 2003 the Company completed an exchange transaction with Janus ("the Janus Exchange") under which the Company received from Janus 32.3 million shares of Company common stock (27.9% of the outstanding shares) in exchange for all of the stock of a Company subsidiary, DST Output Marketing Services, Inc. ("OMS"), which was part of the Company's Output Solutions Segment. At the time of the Janus Exchange, OMS held an operating sheet-fed offset commercial printing, graphics design, laser printing and fulfillment business and additional cash to equalize the value of the OMS operating business and the Company shares being exchanged. Based on the average closing price of the Company's common stock and the terms of an August 25, 2003 Exchange Agreement between the Company, Janus Capital Group, Inc. and OMS (the "Exchange Agreement"), the exchange value used for the Company shares received in connection with the Janus Exchange was $34.50 per share. Under the terms of the Exchange Agreement, the OMS operations business had a negotiated value of $115.0 million and its assets at closing included additional cash of $999.4 million. For financial reporting purposes, 28.97 million Company shares were valued at $34.50 (representing the cash element of the exchange transaction) while the remaining 3.33 million shares were valued at $37.97 (representing the exchange value of OMS business based on the closing price of Company common stock on December 1, 2003). Accordingly, the Company recognized a gain for financial reporting purposes of $108.9 million from the Janus Exchange.

The Janus Exchange was structured as a tax-free split off in accordance with Section 355 of the Internal Revenue Code. The Company has accounted for the transaction as a tax-free reorganization based on two separate tax opinions (the Tax Opinions) concerning the transaction. The Tax Opinions are not binding on the IRS. As a result, it is possible that the IRS could take a position contrary to the Tax Opinions. If the IRS were to take such a contrary position and prevail, then DST could be required to recognize a gain on the Janus Exchange as if the Company sold the OMS shares for fair market value. The Company estimates, that under those circumstances, it would recognize a tax gain of approximately $104 million and would incur federal and state income tax liabilities of approximately $42 million. The Company has not made any provision in its financial statements for income taxes in connection with the possibility that the transaction may not be viewed as a tax-free reorganization by the IRS.

OMS' operating revenues for the period January 1 through December 1, 2003 and the year ended December 31, 2002 were $61.4 million and $77.4 million, respectively. OMS' pre-tax earnings for the period January 1 through December 1, 2003 and the year ended December 31, 2002 were $3.7 million and $4.5 million, respectively. OMS has approximately 420 employees. The Exchange Agreement subjects the Company to non-compete provisions with respect to certain business products of OMS, currently known as Capital Group Partners, Inc. d/b/a Rapid Solutions Group, for a period of five years after the December 1, 2003 transaction closing date.

Convertible Debt Offering

In August 2003 the Company issued convertible debentures in order to partially finance the Janus Exchange. The Company issued $840 million aggregate principal amount of convertible senior debentures, consisting of $540 million of 4.125% Series A convertible senior debentures due 2023 and $300 million aggregate principal amount of 3.625% Series B convertible senior debentures due 2023. The Series A debentures and Series B debentures bear interest at a rate of 4.125% and 3.625% per annum, respectively. Interest is payable initially in cash semiannually in arrears on February 15 and August 15, beginning February 15, 2004, until August 15, 2010 for the Series A debentures and beginning February 15, 2004 until August 15, 2008 for the Series B debentures. Beginning August 15, 2010 for the Series A debentures and August 15, 2008 for the Series B debentures, the Company will not pay regular cash interest on the debentures prior to maturity. Instead, the original principal amount of each debenture will increase daily at a rate of 4.125% per year (Series A) and 3.625% per year (Series B) to $1,700.28 and $1,714.09, respectively, which is the full accreted principal amount payable at maturity for each $1,000 original principal amount of Series A debentures and Series B debentures, respectively. The Company will pay contingent interest on the Series A debentures and Series B debentures during any six-month interest period commencing with the period from August 20, 2010 and 2008, respectively, to February 14, 2011 and 2009, respectively, and thereafter from February 15 to August 14 or August 15 to February 14, for which the average trading price of the debentures for the applicable five trading-day reference period equals or exceeds 120% of the accreted principal amount of the debentures. Beginning August 20, 2010 (Series A) and August 20, 2008 (Series B), the Company may redeem for cash all or part of the debentures at any time at a redemption price equal to the accreted principal amount of the debentures to be redeemed plus any accrued and unpaid cash interest, including contingent interest and liquidated damages, if any, to the redemption date. Debenture holders may require the Company to purchase the debentures on August 15, 2010, 2015, and 2020 (Series A) and August 15, 2008, 2013, and 2018 (Series B) at a purchase price equal to the accreted principal amount of the debentures to be purchased plus any accrued and unpaid cash interest, including contingent interest and liquidated damages, if any, to such purchase date. For purchases of Series A debentures on August 15, 2010 and for purchases of Series B debentures on August 15, 2008, the Company will pay cash. For purchases of Series A debentures on August 15, 2015 and 2020, and for purchases of Series B debentures on August 15, 2013 and 2018, the Company may elect to pay in cash, common stock or any combination thereof. The debentures are convertible under specified circumstances into shares of the Company's common stock at a conversion rate of 20.3732 shares per $1,000 principal amount of debentures (which is equal to an initial conversion price of $49.08), subject to adjustment. Upon conversion, the Company will have the right to deliver, in lieu of shares of its common stock, cash or a combination of cash and shares of common stock. The debentures if converted into common stock upon the occurrence of certain events would lead to the issuance of common stock and have a potentially dilutive effect on the Company's stock. The Company intends to settle the conversions with cash for the principal and accrued and unpaid interest and issue common stock for any conversion value amount over the principal and accrued and unpaid interest amounts.

New Syndicated Line of Credit Facility

In November 2003, the Company entered into a $650 million syndicated line of credit facility to replace its prior $315 million syndicated line of credit facility. The $650 million facility is comprised of a $400 million three-year revolving line of credit and a $250 million three-year term note and is secured by marketable securities owned by one of the Company's subsidiaries. Borrowings under the facility are available at rates based on the offshore (LIBOR), Federal Funds or prime rates. The revolving credit facility has a grid that adjusts borrowing costs up or down based upon certain coverage ratios. The grid may result in fluctuations in borrowing costs. An annual facility fee of 0.125% to 0.5% is required on the revolving credit facility. Among other provisions, the revolving credit facility limits consolidated indebtedness, subsidiary indebtedness, asset dispositions and requires minimum consolidated net worth and certain coverage ratios to be maintained. The Company is limited, on an annual basis, to making dividends and repurchase or redemption its capital stock and/or settlement of forward equity transactions in an aggregate amount in any fiscal year in an amount not to exceed 7.5% of consolidated net tangible assets. The Company could also be limited in making dividends based on certain net worth calculations under the Company's syndicated line of credit. The Company was in compliance with these provisions at December 31, 2003. In the event of default, which includes, but is not limited to, a default in performance of covenants, default in payment of principal of loans or change of control, as defined, the syndicated lenders may elect to declare the principal and interest under the syndicated line of credit as due and payable and in certain situations automatically terminate the syndicated line of credit. In the event the Company experiences a material adverse change, as defined in the revolving credit facility, the lenders may not be required to advance additional funds under the facility. An amount of $500 million was initially drawn against this facility to partially finance the Janus Exchange.

lock\line, LLC ("lock\line")

On August 2, 2002, the Company acquired lock\line for cash. lock\line provides administrative services to support insurance programs for wireless communication devices, extended warranty programs for land line telephone and consumer equipment and event based debt protection programs. lock\line is included in the Financial Services Segment.

The acquisition was accounted for as a purchase and the results of lock\line's operations are included in the Company's 2002 consolidated financial statements beginning August 2, 2002. The minimum purchase price of

$190 million was paid in cash at closing and was financed by debt. There are provisions in the acquisition agreement that allow for additional consideration to be paid in cash if lock\line's revenues, as defined in the acquisition agreement, exceed certain targeted levels for 2004. Goodwill will be increased by the amount of additional consideration paid, if any.

Wall Street Access, LLC ("Wall Street Access")

In July 2002, the Company acquired additional interests in Wall Street Access for approximately $16 million. DST now has a 20% interest in Wall Street Access. Wall Street Access is a provider of online brokerage services to individual traders and professional money managers.

EquiServe, Inc. ("EquiServe")

The Company acquired EquiServe in 2001 for a minimum purchase price of $186.7 million to be paid in four installments. The minimum purchase price (discounted to $177.7 million for accounting purposes) has been allocated to the net assets acquired based upon their fair values as determined by a valuation. Three installment payments totaling $165.1 million have been made. The remaining minimum installment payment is $21.6 million and is payable on February 28, 2004. The remaining minimum purchase price installments can increase pursuant to a formula that provides for additional consideration to be paid in cash if EquiServe's revenues, as defined in the agreements, for the years ending 2000, 2001, 2002 and 2003 exceed certain targeted levels. Based upon management's current expectations, the Company expects to pay approximately $45 million, of which approximately $23 million will be considered contingent consideration. Goodwill will be increased by the amount of contingent consideration paid.

A restructuring provision of $15.9 million was recorded in 2001 for employee severances and supplier contract termination costs related to the Company's acquisition of EquiServe. The Company utilized $3.1 million during 2003 related to the restructuring provision. The restructuring provision for employee severance costs, which affected employees across nearly all classifications and locations, was $12.5 million relating to approximately 610 employees, which have been separated from the Company as of December 31, 2003. Contract termination costs of approximately $3.4 million relating to closed facilities were paid in 2001.

DST Output Restructuring

The Output Solutions Segment consolidated its operations into three primary facilities and closed certain other smaller facilities. The Segment recorded a charge associated with facility and other consolidations of $12.0 million for the year ended December 31, 2002, including $5.0 million of employee severances for approximately 475 involuntarily terminated employees. Severance costs of $1.9 million and $1.4 million were paid in 2003 and 2002, respectively for approximately 395 employees, which have been separated from the Company as of December 31, 2003. Facility closure and relocation costs of $1.5 million and $3.6 million were incurred in 2003 and 2002, respectively. Leasehold write-offs and asset impairments of $0.5 million and $2.2 million were recorded during 2003 and 2002, respectively. Other period costs of $0.4 million and $1.2 million were expensed as incurred during 2003 and 2002.

New Mutual Fund Clients

The Company converted a new client with approximately 5.5 million mutual fund shareowner accounts to TA2000 in February 2003.

New Products

The Company launched two new products in 2003: Managed Asset Platform ("MAP") and Open Platform for Advisors ("OpenPFA"). MAP is a proprietary system designed to facilitate the distribution, investment management, trading, reconciliation and reporting for managed accounts. Managed accounts are generally individual investment accounts offered by financial consultants who provide advisory services and managed by independent money managers using an asset-based fee structure. Through OpenPFA, the Company presents a vertically integrated platform that aggregates specific data, offers full trading, reconciliation, reallocation and rebalancing services for various investment products, provides tax reporting and combines all asset information and account activity in complete summary reports that are functionally efficient and investor-friendly.

Stock Repurchase Programs

Under previously announced stock repurchase programs, the Company expended $142.3 million for approximately 4.2 million shares, $99.7 million for approximately 2.5 million shares and $250.3 million for approximately 6.8 million shares in 2003, 2002 and 2001, respectively. The purchase of the shares was financed from cash flows from operations and borrowings under the Company's syndicated line of credit. The shares purchased will be utilized for the Company's stock award, employee stock purchase and stock option programs and for general corporate purposes. At December 31, 2003, the Company had 2.2 million shares remaining to be purchased under these programs and had purchased 20.1 million shares since the programs commenced.

The Company's prior stock repurchase program expired on February 29, 2004. On February 26, 2004, the Company's Board of Directors authorized a new stock repurchase plan. The new plan allows (but does not require) the repurchase of up to 6 million shares of Company common stock in open market and private transactions during the period beginning March 1, 2004 through February 28, 2007.

The 32.3 million shares of the Company's common stock received from the Janus Exchange were covered under a separate authorization and were not part of the Company's existing authorized programs. Under terms of the Company's November 2003 syndicated line of credit, which was issued in connection with the financing of the Janus Exchange, the 32.3 million shares were retired and contractually required not to be reissued during the term of the credit facility. This has the effect of reducing the Company's authorized capital from 300 million to 267.7 million shares.

Termination of Employee Stock Option Reload Feature

The Company's stock option plan permits option holders to use Company shares to exercise their options, and also contains a feature that allows for reload stock options. The reload feature was included in stock options granted from February 29, 2000 through October 7, 2003 to encourage associates to accumulate stock ownership through periodic exercises of stock options using Company shares owned. The reload feature provided for an automatic grant of a new stock option at the then current market price for the number of Company shares tendered in the exercise and the number of Company shares withheld to satisfy income tax withholdings. Under its current accounting policies, the Company is not required to record a compensation charge for stock option grants and automatic grants of reload stock options. Under proposed accounting rules (with an expected adoption date of January 2005), the FASB has determined that, for accounting purposes, all reload stock option grants will be treated as new grants and will therefore require a separate compensation charge for each reload grant. This accounting treatment created an uncertainty surrounding both the timing and amount of compensation expense associated with reload stock option activity because the Company would be unable to control or estimate how many reloadable stock options could be exercised in the future, or the impact on the Company's financial statements of the expensing of reload options.

The Compensation Committee of the Company's Board of Directors determined that it was in the best interest of the Company to eliminate this uncertainty from future financial results. The reload feature was removed from all outstanding stock options in the fourth quarter 2003. Options with reload features covered approximately 13.8 million shares of Company stock. The Company compensated optionees who had reload stock options for the termination of the reload feature from their stock options. The compensation was paid in one of two forms. Optionees received either cash in December 2003, or the promise to receive a fixed number of shares of Company stock in the future. The form of compensation depended on the number of reload options held by the optionee. The Company recorded, in the fourth quarter 2003, a pre-tax charge of approximately $15.5 million related to the termination of the reload feature from outstanding stock options. No additional charges are expected in connection with the termination of the reload feature. The charge has been reflected in costs and expenses for each of the respective Segments. The shares to be issued in the future as compensation for termination of the reload feature are treated as outstanding for purposes of calculating diluted earnings per share. The Company does not expect to include a reload feature in any stock options that may be issued in the future.

Off-Balance Sheet Arrangements

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (1) made guarantees, (2) a retained or a contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging or research and development arrangements with the company.

The Company has no arrangements of the types described in the first three categories that it believes may have a material current or future effect on its financial condition, liquidity or results of operations. Certain guarantees that the Company does not expect to have a material current or future effect on its financial condition, liquidity, or results of operations are disclosed in Note 15 to the consolidated financial statements included in Item 8 of this report.

The Company may have obligations arising out of variable interests in unconsolidated entities. See FIN 46 discussion below related to these variable interests.

FIN 46

In December 2003, the FASB issued the revised Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." FIN 46 was effective immediately to variable interest entities created after January 31, 2003. It is effective March 31, 2004 to variable interest entities created prior to February 1, 2003. FIN 46 requires the consolidation of certain types of entities in which the Company absorbs a majority of another entity's expected losses, receives a majority of the other entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the other entity. These entities are called "variable interest entities." The principal characteristics of variable interests entities are (1) an insufficient amount of equity to absorb the entity's expected losses, (2) equity owners as a group are not able to make decisions about the entity's activities, or (3) equity that does not absorb the entity's losses or receive the entity's residual returns. "Variable interests" are contractual, ownership or other monetary interests in an entity that change with fluctuations in the entity's net asset value. As a result, variable interest entities can arise from items such as joint ventures, lease agreements, loan arrangements, guarantees or service contracts.

If an entity is determined to be a "variable interest entity," the "primary beneficiary" must consolidate the entity. The primary beneficiary is the holder of the variable interests that absorb a majority of the variable interest entity's expected losses or receive a majority of the entity's residual returns in the event no holder has a majority of the expected losses. There is no primary beneficiary in cases where no single holder absorbs the majority of the expected losses or receives a majority of the residual returns. The determination of the primary beneficiary is based on projected cash flows at the inception of the variable interests.

With regard to real estate, the Company is the lessee in a series of operating leases covering a large portion of its Kansas City based leased office facilities. The lessors are generally joint ventures (in which the Company has a 50% ownership) that have been established specifically to purchase, finance and engage in leasing activities with the joint venture partners and unrelated third parties. Two of the real estate joint ventures have entered into financing arrangements with the Company's wholly owned captive insurance company. In each case, the other joint venture partner has guaranteed at least 50% of the joint venture's borrowings ($38.4 million at December 31, 2003) from the Company's captive insurance company. The Company is generally not the primary beneficiary of the joint ventures if the lease terms are consistent with market terms at the inception of the lease and do not include a residual value guarantee, fixed-price purchase options or similar features that disproportionately obligate it to absorb decreases in value or entitle it to participate in increases in the value of the real estate. However, in cases where the Company may occupy greater than 50% of the leased facility, the joint venture could be a variable interest entity. The Company had one real estate joint venture and related lease entered into subsequent to January 31, 2003, that qualified as a variable interest entity due to the Company's occupancy of the facility and financing arrangement with the Company's wholly owned captive insurance company. The Company has not consolidated the real estate joint venture upon application of FIN 46 because, notwithstanding its occupancy of the office facility, it is not the primary beneficiary based upon a cash flow analysis. The Company has not finalized analyses of real estate joint ventures entered into prior to February 1, 2003. However, management believes a large portion of the real estate joint ventures will be considered variable interests entities, based upon the Company's occupancy. Based upon preliminary analyses, management does not believe the real estate joint ventures will need to be consolidated because the Company is not the primary beneficiary of the joint ventures. Accordingly, management of the Company believes that FIN 46 will not have a material effect on its financial statements for real estate joint ventures entered into prior to February 1, 2003. The Company's maximum exposure under the real estate operating leases is the remaining lease payments, as reflected in future lease commitments in Note 15 to the Company's Consolidated Financial Statements.

With regard to operating joint ventures, the Company has formed or entered into operating joint ventures to enter into or expand its presence in target markets. The Company has three significant operating joint ventures; BFDS; IFDS (includes IFDS U.K., IFDS Canada and IFDS Luxembourg); and Argus Health Systems. Each of these operating joint ventures was formed prior to February 1, 2003. The Company has not finalized its FIN 46 analyses of these operating joint ventures, but its preliminary assessment is that none qualify as variable interests entities due to meeting the criteria for the operating joint venture exception in FIN 46. Accordingly, the Company believes that FIN 46 will not be material for these operating joint ventures.

New Accounting Standards

In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Selected provisions of SFAS No. 150 applicable to mandatorily redeemable financial instruments have a delayed effective date of fiscal years beginning after December 15, 2003. The Company closed out its only remaining forward stock purchase contract prior to this statement becoming effective.

Effective July 1, 2003, the Company adopted EITF Issue No. 00-21 ("EITF 00-21"), "Revenue Arrangements with Multiple Deliverables." EITF 00-21 addresses accounting for multiple revenue-generating activities, such as bundled service agreements, and applies to the Company's non-software transactions. The effect of EITF 00-21 did not have a material impact on the Company's revenue recognition policy for non-software transactions.

The FASB added to its agenda in March 2003 to propose an accounting standard related to equity-based compensation. This standard is expected to be effective for fiscal periods beginning after December 15, 2004 (January 1, 2005 for the Company). An exposure draft is expected to be released in the first quarter of 2004 with a final standard issued in the third quarter of 2004. The accounting standard is expected to require all companies to utilize the fair value method of accounting for equity-based compensation in accordance with SFAS No. 123, "Accounting for Stock-based Compensation." Companies can currently voluntarily adopt SFAS No. 123, using a variety of adoption methods. The Company is currently evaluating the impact of the proposed accounting standards and the adoption alternatives provided under both the current standards and the proposed standards. The Company discloses the pro forma impact of stock based compensation on its earnings in its notes to financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and requires that the liabilities associated with these costs be recorded at their fair value in the period in which the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company believes that the continuing impact of SFAS No. 146 will not be material.

The estimated impact of these new accounting standards reflects the Company's current views. There may be material differences between these estimates and the actual impact of these standards.

Critical Accounting Policies and Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements: revenue recognition; software capitalization and amortization; depreciation of fixed assets; valuation of long-lived and intangible assets and goodwill; and accounting for investments.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The Company derives over 90% of its revenues as a result of providing processing and services under contracts. The majority of the amount is billed on a monthly basis generally with thirty day collection terms. Revenues are recognized for monthly processing and services upon performance of the services. In the event a portion of the Company's revenues are due six months or more from the invoice date, the Company accounts for the revenue as not being fixed and determinable. In these cases, the revenue is recognized as it becomes due.

The Company's standard business practice is to bill monthly for development, consulting and training services on a time and material basis. There are exceptions, whereby certain commercial arrangements require a fixed fee for development and consulting services. For fixed fee arrangements, the Company recognizes revenue on a "percentage of completion" basis.

The Company derives less than 10% of its revenues from licensing products. The Company licenses its asset management products and its AWD product generally to non-mutual fund customers and international customers and its Intelecable and Affinity products to international customers. Software license revenues are recognized at the time the contract is signed, the software is delivered and no future software obligations exist. Deferral of software license revenue billed results from delayed payment provisions, disproportionate discounts between the license and other services or the inability to unbundle certain services.

The Company recognizes revenues for maintenance services ratably over the contract term, after collectibility has been assured.

For all revenues, the Company assesses collection based on a variety of factors, including past collection history with the customer and the credit-worthiness of the customer. The Company does not request collateral from its customers. If it is determined that collection of revenues is not reasonably assured, revenue is deferred and is recognized at the time it becomes reasonably assured, which is generally upon receipt of cash. Allowances for billing adjustments are determined as revenues are recognized and are recorded as reductions in revenues. Doubtful account expense for the Company is immaterial.

Software capitalization and amortization

The Company makes substantial investments in software to enhance the functionality and facilitate the delivery of its processing and services as well as its sale of licensed products. Purchased software is recorded at cost and is amortized on a straight-line basis over the estimated economic lives of three to five years. The Company also develops a large portion of its software internally. The Company is required to capitalize software development costs under two separate accounting pronouncements. The first, SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," applies to software that will be sold or delivered to third parties and requires capitalization of research and development costs after technological feasibility has been established and management is committed to funding the project. The second pronouncement, Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," requires capitalization of certain development costs after the design has been approved and management is committed to funding the project. The capitalized software development costs are generally amortized on a straight-line basis, based on an estimated economic life, which is dependent on the nature of the project. Excluding Fairway, the Company has assigned lives of three to five years for capitalized software development. The Company assigned an estimated economic life of ten years for capitalized Fairway development costs, due to management's estimate of when the base functionality will be replaced through enhancements or upgrades.

Significant management judgment is required in determining what projects and costs associated with software development will be capitalized and in assigning estimated economic lives to the completed projects. Management specifically analyzes software development projects and analyzes the percentage of completion as compared to the initial plan and subsequent forecasts, milestones achieved and the commitment to continue funding the projects. Significant changes in any of these items may result in discontinuing capitalization of development costs as well as immediately expensing previously capitalized costs.

Depreciation of fixed assets

The Company's philosophy on personal property, specifically data processing equipment, is to own the property as opposed to leasing it where practicable. The Company believes this approach provides it better flexibility of disposing or redeploying the asset as it nears the completion of its economic life. The Company depreciates data processing equipment using accelerated depreciation methods over the following lives: 1) non-mainframe equipment – three years; 2) mainframe central processing unit – four years; and 3) mainframe direct access storage devices and tape devices – five years. The Company depreciates furniture and fixtures over estimated useful lives, principally three to five years, on a straight-line basis. The Company depreciates leasehold improvements using the straight-line method over the lesser of the term of the lease or life of the improvements. Management judgment is required in assigning economic lives to fixed assets. Management specifically analyzes fixed asset additions, remaining net book values and gain/loss upon disposition of fixed assets to determine the appropriateness of assigned economic lives. Significant changes in any of these items may result in changes in the economic life assigned and the resulting depreciation expense.

Valuation of long-lived and intangible assets and goodwill

The Company assesses at least annually the impairment of identifiable intangibles, long-lived assets and related goodwill and enterprise level goodwill or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that are considered important which could trigger an impairment review include the following: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of the Company's use of the acquired assets or the strategy for the overall business; and significant negative industry or economic trends. When it is determined that the carrying value of intangibles, long-lived assets and related goodwill and enterprise level goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company measures any impairment based on gross cash flows.

In 2002, SFAS No. 142, "Goodwill and Other Intangible Assets," became effective and, as a result, the Company and its unconsolidated affiliates ceased amortizing goodwill and intangible assets that have indefinite useful lives and, instead, will test for impairment annually. The Company's initial impairment test upon adoption of SFAS No. 142 and subsequent annual impairment tests indicated that there were no impairments. The fair value of the reporting units was estimated using the expected present value of future cash flows.

Accounting for investments

The Company has two significant types of investments: 1) investments in available-for-sale securities, which is comprised principally from investments in State Street and Computer Sciences Corporation; and 2) investments in unconsolidated affiliates, which is comprised principally of BFDS, IFDS U.K., IFDS Canada, Argus, Wall Street Access and certain real estate joint ventures.

The Company accounts for investments in corporations, for which it owns less than 20% and does not have significant influence, in accordance with SFAS No. 115. Under SFAS No. 115, the Company is required to designate its equity investments as trading or available-for-sale. At December 31, 2003, the Company had approximately $1.2 billion of available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses excluded from earnings and recorded net of deferred taxes directly to stockholders' equity as accumulated other comprehensive income. At December 31, 2003, the Company's available-for-sale securities had gross unrealized holding gains of $628.4 million and gross unrealized holding losses of $0.6 million.

The impact of a 10% change in fair value of these investments would be approximately $72 million to comprehensive income. The Company records an investment impairment charge for an investment with a gross unrealized holding loss resulting from a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future, which could have a material effect on the Company's financial position.

The equity method of accounting is used for investments in corporations in which the Company or its subsidiaries have at least a 20% voting interest and significant influence but do not control and for all investments in partnerships and similar interests in which the Company does not control. The Company classifies these investments as unconsolidated affiliates. Under the equity method, the Company recognizes, on an equity basis, income or losses from its pro-rata share of these unconsolidated affiliates' net income or loss, which changes the carrying value of the investment of the unconsolidated affiliate. In certain cases, pro-rata losses are recognized only to the extent of the Company's investment and advances to the unconsolidated affiliate. The Company's carrying value of unconsolidated affiliates approximates its pro-rata share of the unconsolidated affiliates net tangible assets.

Although the Company does not expect that it will need to record an impairment charge for its investments in unconsolidated affiliates, future adverse changes in market conditions or poor operating results of unconsolidated affiliates could result in losses or an inability to recover the carrying value of the unconsolidated affiliate investment that may not be reflected in the investment's carrying value, thereby possibly requiring an impairment charge in the future, which could have a material effect on the Company's financial position.

Results of Operations

The following table summarizes the Company's operating results (millions, except per share amounts):

	Year Ended December 31,		
	2003	2002	2001
Revenues			
Operating revenues			
Financial Services	$ 1,060.5	$ 970.8	$ 903.8
Output Solutions	534.1	567.8	607.7
Customer Management	180.2	177.5	198.7
Investments and Other	59.8	54.8	40.1
Eliminations	(109.7)	(113.0)	(94.3)
	1,724.9	1,657.9	1,656.0
% change from prior year	4.0%	0.1%	21.8%
Out-of-pocket reimbursements			
Financial Services	126.8	143.9	143.6
Output Solutions	589.8	606.6	607.3
Customer Management	61.5	64.4	69.1
Investments and Other	0.5	0.6	0.4
Eliminations	(87.2)	(89.6)	(95.7)
	691.4	725.9	724.7
% change from prior year	(4.8%)	0.2%	19.0%
Total revenues	$ 2,416.3	$ 2,383.8	$ 2,380.7
% change from prior year	1.4%	0.1%	20.9%
Income from operations			
Financial Services	$ 257.2	$ 252.9	$ 222.4
Output Solutions	11.9	23.1	65.5
Customer Management	27.9	20.1	(1.5)
Investments and Other	10.5	7.2	7.1
	307.5	303.3	293.5
Interest expense	(26.9)	(13.4)	(7.5)
Other income, net	28.1	20.2	36.2
Gain on Janus Exchange and PAS	108.9		32.8
Equity in earnings (losses) of unconsolidated affiliates, net of income taxes	12.5	6.5	(1.5)
Income before income taxes	430.1	316.6	353.5
Income taxes	109.3	107.6	125.3
Net income	$ 320.8	$ 209.0	$ 228.2
Basic earnings per share	$ 2.80	$ 1.74	$ 1.86
Diluted earnings per share	$ 2.77	$ 1.72	$ 1.81

Consolidated revenues

Consolidated total revenues (including Out-of-Pocket ("OOP") reimbursements) increased $32.5 million or 1.4% in 2003 and $3.1 million or 0.1% in 2002. Consolidated operating revenues increased $67.0 million or 4.0% in 2003 and $1.9 million or 0.1% in 2002. Consolidated revenue growth in 2003 and 2002 was primarily a result of higher Financial Services Segments revenues. Consolidated and Financial Services Segment operating revenues were affected by the inclusion of revenues from lock\line, acquired August 2, 2002.

Financial Services Segment total revenues increased $72.6 million or 6.5% in 2003. Financial Services operating revenues increased $89.7 million or 9.2% in 2003. The 2003 Financial Services Segment operating revenues growth resulted from increased U.S. operating revenues of $67.1 million or 7.7%, primarily as a result of an increase in mutual fund open shareowner accounts processed of 9.9% to 87.9 million at December 31, 2003 and the inclusion of lock\line revenues, partially offset by a decrease in EquiServe revenues from lower demutualization activity and lower revenues from slower general market activity. Financial Services Segment total revenues increased $67.3 million or 6.4% in 2002. Financial Services Segment operating revenues increased $67.0 million or 7.4% in 2002. The 2002 Financial Services Segment operating revenues growth resulted from increased U.S. operating revenues of $66.6 million or 8.3%, primarily as a result of an increase in mutual fund open shareowner accounts processed of 7.5% to 80.0 million at December 31, 2002 and the inclusion of lock\line revenues, which was acquired August 2, 2002, partially offset by a decrease in EquiServe revenues from lower demutualization activity and lower revenues from slower general market activity.

Output Solutions Segment total revenues decreased $50.5 million or 4.3% in 2003 and decreased $40.6 million or 3.3% in 2002. Output Solutions Segment operating revenues decreased $33.7 million or 5.9% in 2003 and decreased $39.9 million or 6.6% in 2002. The operating revenue decline in 2003 resulted from lower telecommunications, mutual fund, brokerage and healthcare industries' revenue. The operating revenue decline in 2002 resulted from lower telecommunications revenues due to lower volumes and unit prices and declines in brokerage related marketing fulfillment and trade confirmation volumes partially offset by the inclusion of new international operations of $19.0 million.

Customer Management Segment total revenues decreased $0.2 million or 0.1% in 2003 and decreased $25.9 million or 9.7% in 2002. Customer Management Segment operating revenues increased $2.7 million or 1.5% in 2003 and decreased $21.2 million or 10.7% in 2002. The increase in operating revenues for 2003 is primarily due to an increase in processing and software service revenues of $7.2 million, partially offset by a decrease in equipment sales of $4.5 million. The decrease in operating revenues for 2002 is primarily due from decreased processing and software service revenues as a result of the loss of a U.S. cable customer in 2001.

Investments and Other Segment total revenues increased $4.9 million or 8.8% in 2003 and $14.9 million or 36.8% in 2002. Investments and Other Segment operating revenues increased $5.0 million or 9.1% in 2003 and $14.7 million or 36.7% in 2002. Segment operating revenues are primarily rental income for facilities leased to the Company's operating segments. The increase in 2003 and 2002 is primarily attributable to increased real estate leasing activity.

Income from operations

Consolidated income from operations increased $4.2 million or 1.4% in 2003 and $9.8 million or 3.3% in 2002. U.S. income from operations decreased $11.2 million or 4.2% in 2003 and $6.2 million or 2.4% in 2002. International income from operations increased $15.4 million or 44.1% in 2003 and $3.6 million or 11.5% in 2002. In 2003, consolidated income from operations included $15.5 million related to the termination of the reload feature from outstanding stock options within all segments and $2.6 million of costs related to facility and other consolidations within the Output Solutions Segment. In 2002, consolidated income from operations included facility and other consolidation costs of $12.0 million within the Output Solutions Segment.

Financial Services Segment income from operations increased $4.3 million or 1.7% in 2003 and increased $30.5 million or 13.7% in 2002. Financial Services Segment income from operations for 2003 increased primarily from higher revenues of $72.6 million primarily from increased mutual fund shareowner servicing, international software license revenues and the full year inclusion of lock\line, partially offset by higher costs and expenses of $58.9 million primarily from the full year inclusion of lock\line, higher increased new systems development and implementation costs on new applications, a charge of $11.5 million associated with the termination of the employee stock option reload feature and lower EquiServe costs and expense from reduced demutualization activities. Financial Services Segment income from operations for 2002 increased primarily from higher revenues of $67.3 million, primarily from increased mutual fund shareowner servicing and the acquisition of lock\line, partially offset by higher costs and expenses of $26.0 million, primarily from the acquisition of lock\line, lower EquiServe personnel costs associated with lower demutualization activity and other cost containment efforts.

Output Solutions Segment income from operations decreased $11.2 million or 48.5% in 2003 and decreased $42.4 million or 64.7% in 2002. The decline in 2003 resulted primarily from lower operating revenues of $50.5 million across multiple industries, partially offset by lower costs and expenses of $37.1 million and lower depreciation and amortization of $2.2 million. Included in the 2003 costs and expenses are $2.6 million of costs associated with facility and other consolidations and $2.1 million in charges related to the termination of the reload feature from outstanding stock options. The decline in 2002 resulted primarily from lower revenues of $40.7 million across multiple industries, higher costs and expenses of $6.0 million, primarily from costs associated with facility and other consolidations of partially offset by lower personnel costs, and lower depreciation and amortization of $4.3 million.

Customer Management Segment income from operations increased $7.8 million or 38.8% in 2003 and increased $21.6 million or 144.0% in 2002. The increase in 2003 was primarily attributable to lower costs and expense of $7.2 million and lower depreciation and amortization of $0.8 million. Included in the 2003 costs and expenses are $1.3 million in charges related to the termination of the reload feature from outstanding stock options. The increase in 2002 was primarily attributable to lower costs and expenses of $22.4 million and lower depreciation and amortization of $25.1 million, partially offset by lower revenues of $25.9 million. Intangible and software impairments of $15.8 million were recorded in 2001.

Investments and Other Segment income from operations increased $3.3 million or 45.8% in 2003 and increased $0.1 million or 1.4% in 2002. Included in the 2003 costs and expenses are $0.3 million in charges related to the termination of the reload feature from outstanding stock options. These amounts increased primarily due to higher real estate revenues partially offset by lower hardware leasing revenues.

Interest expense

Interest expense was $26.9 million in 2003 compared to $13.4 million in 2002 and $7.5 million in 2001. Average debt balances were higher in 2003 compared to 2002, primarily as a result of the issuance of the $840 million convertible debentures. Although average interest rates were lower in 2002 compared to 2001, average debt balances were higher, primarily as a result of the lock\line acquisition and common stock repurchases.

Other income, net

Other income consists mainly of interest income, dividends received on investments held by the Company (principally, shares of State Street stock), net gains on securities, amortization of deferred non-operating gains and gains (losses) from equipment dispositions. The 2003, 2002 and 2001 amounts include $9.3 million, $3.5 million and $13.8 million, respectively, of net gains on securities and other investments. Included in net gains are $6.1 million, $10.3 million and $9.4 million of investment impairments for 2003, 2002 and 2001, respectively. The 2001 amount includes $7.2 million associated with a state sales tax refund.

Gain on Janus Exchange and Sale of PAS

For financial reporting purposes, 28.97 million of the Company shares received by the Company in the Janus Exchange were valued at $34.50 (representing the cash element of the exchange transaction) while the remaining 3.33 million shares were valued at $37.97 (representing the exchange value of OMS business based on the closing price of Company common stock on December 1, 2003). Accordingly, the Company recognized a gain of $108.9 million for financial reporting purposes from the Janus Exchange. The Janus Exchange was structured as a tax-free split off in accordance with Section 355 of the Internal Revenue Code and the Company has not made any provision for income tax expense relating to the transaction.

On June 29, 2001, the Company sold its PAS business to State Street. The Company offered PAS services primarily to the U.S. mutual fund industry on a remote processing basis. The Company received, in a taxable transaction, proceeds of $75.0 million, comprised of approximately 1.5 million shares of State Street common stock and cash. In conjunction with the transaction, the Company agreed to provide data processing services for PAS and agreed to a non-compete agreement for a period of five years, for which elements a portion of the purchase price has been deferred. The Company recognized a gain of $20.0 million after taxes, deferrals and other expenses. The Company recorded revenue related to PAS of $9.8 million for the six months ended June 30, 2001.

Equity in earnings and losses of unconsolidated affiliates

Equity in earnings (losses) of unconsolidated affiliates, net of income taxes provided by the unconsolidated affiliates for 2003, 2002 and 2001 and related goodwill amortization for 2001 is as follows (in millions):

	Year Ended December 31,		
	2003	2002	2001
BFDS	$ 9.7	$ 5.4	$ 3.5
IFDS U.K.	(1.7)	(1.9)	(3.5)
IFDS Canada	2.4	1.5	5.0
Other	2.1	1.5	(6.5)
	$ 12.5	$ 6.5	$ (1.5)

Equity in earnings of unconsolidated affiliates increased $6.0 million in 2003. Increased earnings at BFDS resulted from higher revenues from client additions and improved operational efficiencies. IFDS U.K. 2003 results improved primarily due to higher revenues from new clients partially offset by costs associated with new client conversion activity and accrued costs associated with an underfunded defined benefit pension plan. IFDS U.K. 2003 results reflect an increase in accounts serviced to 4.6 million at December 31, 2003, which is 1.1 million or 31.4% above year end 2002 levels. IFDS Canada earnings increased in 2003 from higher revenues from new business partially offset by increased costs of operations. Accounts serviced by IFDS Canada were 2.7 million at December 31, 2003, an increase of 0.2 million or 8.0% from year end 2002 levels.

Equity in earnings of unconsolidated affiliates increased $8.0 million in 2002. Increased earnings at BFDS resulted from higher revenues from client additions and reduced operating expenses from cost containment efforts and the inclusion of $1.0 million in 2001 related to lease abandonment charges. IFDS U.K. results include $1.8 million in 2002 and $3.0 million in 2001 related to lease abandonment charges. IFDS U.K. 2002 results improved primarily due to higher revenues from new clients partially offset by costs associated with new client conversion activity and lease abandonment charges. IFDS U.K. 2002 results reflect an increase in accounts serviced to 3.5 million at December 31, 2002, which was 0.4 million or 12.9% above year end 2001 levels. IFDS Canada earnings decreased in 2002 from lower revenues from client funded development work and increased costs of operations.

Income taxes

The Company's effective tax rate was 25.4%, 34.0% and 35.4% for the years ended December 31, 2003, 2002 and 2001, respectively. The 2003 Janus Exchange decreased the effective tax rate by 8.6% and the 2001 PAS transaction increased the effective tax rate by 0.3%. The tax rates were affected by tax benefits relating to certain international operations and recognition of state tax benefits associated with income apportionment rules.

Net income

Included in net income for 2003 were pretax gains of $100.1 million resulting from $108.9 million of net gains associated with the Janus Exchange and $9.3 million of net gains on securities, partially offset by $15.5 million of pretax costs associated with termination of the reload feature of employee stock options and pretax costs of $2.6 million for facility and other consolidations. Included in net income for 2002 were pretax losses of $10.3 million, primarily related to $12.0 million of costs associated with facility and other consolidations within the Output Solutions Segment and $1.8 million of costs related to joint venture lease abandonment charges, partially offset by $3.5 million of net gains on securities. Included in net income for 2001 were pretax gains of $43.9 million, primarily related to $32.8 million of gain related to the sale of the PAS business, $20.8 million of income related to a state sales tax refund, $13.8 million of net gains on securities, partially offset by $19.5 million of software and intangible asset impairments and $4.0 million of costs related to joint venture lease abandonment charges.

FORM 10-K

FINANCIAL SERVICES SEGMENT

Revenues

Financial Services Segment total revenues for 2003 increased 6.5% over 2002 to $1,187.3 million. Segment operating revenues for 2003 increased 9.2% over 2002 to $1,060.5 million. U.S. Financial Services operating revenues increased 7.7% to $937.5 million in 2003 primarily from increased U.S. mutual fund servicing revenues and an increase of $43.9 million from the inclusion of lock\line for the full year of 2003, partially offset by a decrease of $35.0 million in EquiServe revenues, which is primarily related to decreased corporate actions activity. U.S. mutual fund servicing revenues for 2003 increased 10.8% over 2002 as U.S. mutual fund shareowner accounts processed increased 9.9% from 80.0 million at December 31, 2002 to 87.9 million at December 31, 2003. U.S. AWD product revenues for 2003 increased 8.5% over 2002, principally from higher maintenance and license revenues. Active U.S. AWD workstations were 60,400 at December 31, 2003, an increase of 5.2% over year end 2002 levels.

Segment operating revenues from international operations for 2003 increased 22.6% to $123.0 million. This increase is principally from an increase of $12.5 million in licenses and an increase of $6.5 million in maintenance revenues. Active international AWD workstations were 26,600 at December 31, 2003, a decrease of 2.2% over year end 2002 levels.

Segment total revenues for 2002 increased 6.4% over 2001 to $1,114.7 million. Segment operating revenues for 2002 increased 7.4% over 2001 to $970.8 million. U.S. Financial Services operating revenues increased 8.3% to $870.5 million in 2002 primarily from increased U.S. mutual fund servicing revenues and the inclusion of lock\line. U.S. mutual fund servicing revenues for 2002 increased 4.5% over 2001 as U.S. mutual fund shareowner accounts processed increased 7.5% from 74.4 million at December 31, 2001 to 80.0 million at December 31, 2002. U.S. AWD product revenues for 2002 decreased 16.7% over 2001. Active U.S. AWD workstations were 57,400 at December 31, 2002, an increase of 6.1% over year end 2001 levels.

Segment operating revenues from international operations for 2002 increased 0.3% to $100.3 million. Active international AWD workstations were 27,200 at December 31, 2002, a decrease of 0.4% over year end 2001 levels.

Costs and expenses

Financial Services Segment costs and expenses for 2003 increased 7.6% over 2002 to $835.0 million. This increase was primarily attributable to increased personnel costs and costs related to new systems development and implementations. Personnel costs in 2003 increased 14.5% over 2002 principally from an increase of $21.6 million from the inclusion of lock\line for the full year of 2003, an increase of $16.9 million from increased mutual fund servicing and a charge of $11.5 million associated with the termination of the employee stock option reload feature.

Segment costs and expenses for 2002 increased 2.8% over 2001 to $776.1 million. Costs and expenses increased primarily as a result of increased personnel costs partially offset by various cost containment activities. Personnel costs for 2002 increased 8.1% over 2001 principally from an increase of $10.2 million from the inclusion of EquiServe for the full year of 2002, an increase of $9.6 million due to the acquisition of lock\line and an increase in new systems development.

Depreciation and amortization

Financial Services Segment depreciation and amortization for 2003 and 2002 increased 11.0% to $95.1 million and 14.4% to $85.7 million, respectively, over the comparable prior year period. The increase in 2003 is primarily as a result of the inclusion of a full year of lock\line and capital costs for the Company's recovery data center. The increase in 2002 is primarily as a result of the acquisition of lock\line and an $8.7 million reduction in 2001 associated with a state sales tax refund, partially offset by the required cessation of goodwill amortization.

Income from operations

Financial Services Segment income from operations for 2003 and 2002 increased 1.7% to $257.2 million and 13.7% to $252.9 million, respectively, over the comparable prior year. The increase in 2003 is principally from higher U.S. mutual fund servicing revenues, increased income from the acquisition of lock\line of $12.5 million and increased international software license revenues of $12.5 million, partially offset by lower EquiServe income of $5.2 million, a charge of $11.5 million associated with the termination of the employee stock option reload feature and increased new systems development and implementation costs.

The increase in 2002 was primarily related to increased income from the acquisition of lock\line of $11.8 million, higher levels of U.S. mutual fund accounts serviced and increased investment accounting revenues.

OUTPUT SOLUTIONS SEGMENT

Revenues

Output Solutions Segment total revenues for 2003 decreased 4.3% to $1,123.9 million compared to 2002. Operating revenues in 2003 decreased 5.9% to $534.1 million compared to 2002. The decline in operating revenues was primarily due to lower revenues being recorded in the mutual fund, brokerage, banking, telecommunications and healthcare industries from lower volumes. Also, there were no OMS revenues recorded subsequent to the Janus Exchange on December 1, 2003. Out-of-pocket revenues decreased 2.8% to $589.8 million compared to 2002 primarily from lower volumes.

Segment total revenues for 2002 decreased 3.3% to $1,174.4 million compared to 2001. Operating revenues for 2002 decreased 6.6% to $567.8 million compared to 2001. The decline in Segment operating revenues resulted from lower telecommunications revenues from lower volumes and unit prices and declines in brokerage related marketing fulfillment and trade confirmation volumes partially offset by the inclusion of new international operations of $19.0 million.

Costs and expenses

Output Solutions Segment costs and expenses for 2003 decreased 3.3% to $1,076.0 million over 2002. The decrease is primarily related lower costs due to decreased operating revenues and out-of-pocket revenues and $12.0 million of costs related to facility and other consolidations being recorded in 2002, partially offset by 2003 costs associated with facility and other consolidations of $2.6 million and a charge of $2.1 million associated with the termination of the employee stock option reload feature. Personnel costs in 2003 decreased 2.5% from 2002 primarily due to the facility consolidation effort.

Segment costs in 2002 increased 0.5% to $1,113.1 million over 2001. The increase primarily resulted from $12.0 million related to facility and other consolidations, partially offset by lower costs from decreased operating revenues. Personnel costs for 2002 decreased 5.5% over 2001 primarily due to the facility consolidation effort.

Depreciation and amortization

Output Solutions Segment depreciation and amortization decreased 5.8% to $36.0 million in 2003. The decrease is primarily due to lower capital expenditures. Segment depreciation and amortization decreased 4.1% to $37.2 million in 2002. The 2002 decrease is due to lower depreciation from reduced investment in capital equipment, partially offset by $1.0 million of software asset impairments.

Income from operations

Output Solutions Segment income for operations decreased 48.5% to $11.9 million and decreased 64.7% to $23.1 million for 2003 and 2002, respectively. The 2003 decrease was primarily related to lower operating revenues, costs associated with facility and other consolidations of $2.6 million and a charge of $2.1 million associated with the termination of the employee stock option reload feature. The decrease in 2002 primarily related to lower telecommunication revenues, costs associated with facility and other consolidations of $12.0 million and a loss from the new international operation.

CUSTOMER MANAGEMENT SEGMENT

Revenues

Customer Management Segment total revenues for 2003 decreased 0.1% to $241.7 million as compared to 2002. Segment operating revenues for 2003 increased 1.5% to $180.2 million as compared to 2002. Processing and software service revenues increased 4.2% to $177.3 million in 2003. Equipment sales decreased 60.8% to $4.5 million in 2003. Total cable and satellite subscribers serviced were 39.3 million at December 31, 2003 a decrease of 4.4% compared to year end 2002 levels, principally from a net decrease in U.S. cable subscribers serviced.

Customer Management Segment total revenues for 2002 decreased 9.7% to $241.9 million as compared to 2001. Segment operating revenues for 2002 decreased 10.7% to $177.5 million as compared to 2001. Processing and software service revenues decreased 10.6% to $170.1 million in 2002. Equipment sales decreased 12.9% to $7.4 million in 2002. Total cable and satellite subscribers serviced were 41.0 million at December 31, 2002 an increase of 0.2% compared to year end 2001 levels, principally from an increase in U.S. satellite and international cable subscribers serviced, partially offset by a decrease in U.S. cable subscribers.

Costs and expenses

Customer Management Segment costs and expenses for 2003 and 2002 decreased 3.4% to $207.3 million and 9.5% to $214.5 million, respectively, over the comparable prior year. The decrease in 2003 is attributable to lower processing costs of $4.6 million primarily from lower U.S. cable subscribers, lower equipment costs of $3.2 million from lower equipment sales and other cost containment activities, partially offset by increased personnel costs of $7.7 million primarily from increased system development activities and a charge of $1.3 million associated with the termination of the employee stock option reload feature. The decrease in 2002 was primarily attributable to cost containment activities and lower processing cost from lower levels of U.S. cable subscribers.

Depreciation and amortization

Customer Management Segment depreciation and amortization for 2003 and 2002 decreased 11.0% to $6.5 million and decreased 77.5% to $7.3 million, respectively, over the comparable prior year. The 2003 decrease is primarily due to lower capital expenditures from cost containment activities. The 2002 decrease is primarily from lower capitalized software amortization and the inclusion of $15.8 million of intangible and software asset impairments in 2001.

Income from operations

Customer Management Segment income from operations increased $7.8 million and decreased $21.6 million in 2003 and 2002, respectively. The increase in 2003 was attributable to an increase in processing and software revenues of $7.2 million and a decrease in processing costs of $4.6 million, partially offset by a decrease in equipment revenues of $4.5 million and a charge of $1.3 million associated with the termination of the employee stock option reload feature. The increase in 2002 was primarily attributable to lower processing costs and the inclusion of intangible and software impairments of $15.8 million in 2001.

INVESTMENTS AND OTHER SEGMENT

Revenues

Investments and Other Segment total revenues totaled $60.3 million, $55.4 million and $40.5 million in 2003, 2002 and 2001, respectively. Segment operating revenues totaled $59.8 million, $54.8 million and $40.1 million in 2003, 2002 and 2001, respectively, and are primarily derived from real estate activities. Real estate operating revenues of $59.3 million, $54.4 million and $38.5 million in 2003, 2002 and 2001, respectively, were primarily derived from the lease of facilities to the Company's other business Segments.

Costs and expenses

Investments and Other Segment costs and expenses increased $1.4 million in 2003 and $11.8 million in 2002, primarily as a result of additional real estate activities.

Depreciation and amortization

Investments and Other Segment depreciation and amortization increased $0.2 million in 2003 and $3.0 million in 2002 as a result of increased depreciation related to additional real estate investments.

Income from operations

Investments and Other Segment income from operations was $10.5 million, $7.2 million and $7.1 million in 2003, 2002 and 2001, respectively. The 2003 and 2002 amount increased primarily due to higher real estate revenues.

Liquidity and Capital Resources

The Company's cash flow from operating activities totaled $371.4 million, $393.4 million and $367.4 million in 2003, 2002 and 2001, respectively. Operating cash flows for the year ended December 31, 2003 principally resulted from net income of $320.8 million, depreciation and amortization of $150.4 million, a net realized gain on the Janus Exchange of $118.1 million, increases in accounts payable and accrued liabilities of $45.5 million, and increases in deferred revenues and gains of $15.4 million, partially offset by a decrease in deferred taxes of $12.6 million, an increase in inventories and other current assets of $13.4 million and an increase in accounts receivable of $9.4 million. The Company utilized its 2003 operating cash flows, in addition to draws on its revolving credit facility, to reinvest capital in its existing businesses, and to fund the lock\line acquisition, the scheduled installments of the EquiServe acquisition, investments and advances to unconsolidated affiliates and treasury stock purchases. The Company had $102.4 million of cash and cash equivalents at December 31, 2003.

The Company initiated a cash management service for full service mutual fund transfer agency clients, whereby end of day available client bank balances are invested overnight by and in the name of the Company into credit-quality money market funds. All invested balances are returned to the full service mutual fund transfer agency client accounts the following business day. The Company plans to initiate in 2004 a similar cash management service for Corporate Securities processing transfer agency accounts. At December 31, 2003, the Company had $63.4 million of transfer agency investments and deposits. The Company estimates that these amounts may increase in 2004 by approximately $500 million upon full implementation of the cash management service for Corporate Securities processing transfer accounts.

The Company collects from its clients and remits to the U.S. Postal Service a significant amount of postage. A significant number of contracts allow the Company to pre-bill and/or require deposits from its clients to mitigate the effect on cash flow.

Cash flows used in investing activities totaled $241.5 million, $431.2 million and $253.9 million in 2003, 2002 and 2001, respectively. The Company continues to make significant investments in capital equipment, software, systems and facilities. During the years ended December 31, 2003, 2002 and 2001, the Company expended $264.3 million, $216.8 million and $194.0 million, respectively, in capital expenditures for equipment, software and systems and facilities, which includes amounts directly paid by third-party lenders. Of this total, $89.5 million, $67.9 million and $41.9 million during 2003, 2002 and 2001, respectively, related to the Investments and Other Segment, which consists primarily of acquisitions of buildings and building improvements. Capitalized costs of software developed for internal use and systems to be sold or licensed to third parties totaled $61.8 million, $45.2 million and $43.2 million in 2003, 2002 and 2001, respectively. Capital expenditures for 2003, 2002 and 2001 include $3.5 million, $3.4 million and $2.7 million for assets placed in service in 2002, 2001 and 2000, respectively. Future capital expenditures are expected to be funded primarily by cash flows from operating activities, secured term notes or draws from bank lines of credit, as required.

The Company's research and development efforts are focused on introducing new products and services as well as on enhancing its existing products and services. The Company expended $201.2 million, $175.0 million and $175.2 million in 2003, 2002 and 2001, respectively, for software development and maintenance and enhancements to the Company's proprietary systems and software products of which $61.8 million, $45.2 million and $43.2 million was capitalized in 2003, 2002 and 2001, respectively. Client funded software development and maintenance expenditures totaled $17.5 million, $23.3 million and $12.7 million for 2003, 2002 and 2001, respectively.

The Company made $17.3 million, $54.2 million and $79.5 million in 2003, 2002 and 2001, respectively, of investments in available-for-sale securities and expended $36.1 million, $36.6 million and $22.6 million for advances to unconsolidated affiliates and other investments. During 2003, 2002 and 2001, the Company received $64.7 million, $38.3 million and $57.8 million from the sale of investments in available-for-sale securities and received $5.0 million, $22.1 million and $5.8 million during 2003, 2002 and 2001, respectively, from the sale and maturities of other investments. Gross realized gains of $11.0 million, $10.1 million and $21.1 million and gross losses of $4.5 million, $9.5 million and $2.2 million, were recorded in 2003, 2002 and 2001, respectively, from available-for-sale securities. In addition, the Company expended approximately $2.3 million, $188.1 million and $35.2 million during 2003, 2002 and 2001, respectively, for acquisitions of subsidiaries, net of cash acquired.

The August 2, 2002 acquisition of lock\line was accounted for as a purchase. The results of lock\line's operations are included in the Company's 2002 consolidated financial statements beginning August 2, 2002. The minimum purchase price of $190 million was paid in cash at closing. The purchase price was funded by the Company's $315 million syndicated line of credit and a $100 million term bridge loan, which expired on December 30, 2002, and had essentially the same terms and financial covenants as the $315 million syndicated line of credit. There are provisions in the acquisition agreement that allow for additional consideration to be paid in cash if lock\line's revenues, as defined in the acquisition agreement, exceed certain targeted levels for 2003 and 2004. lock\line revenues for 2003 did not exceed targeted levels necessary to result in additional consideration. Goodwill will be increased by the amount of additional consideration paid.

In July 2002, DST acquired additional interests in Wall Street Access for approximately $16 million. The purchase was financed by a draw on the $315 million revolving credit facility. The Company now has a 20% interest in Wall Street Access.

On March 30, 2001, the Company completed the acquisition of a 75% interest in EquiServe, Inc. ("EquiServe") by purchasing interests held by FleetBoston Financial ("FleetBoston") and Bank One Corporation ("Bank One"). On July 31, 2001, the Company completed the acquisition of the remaining 25%, which was owned by BFDS, on essentially the same terms provided to FleetBoston and Bank One.

The EquiServe acquisitions were accounted for as a purchase and the results of EquiServe's operations are included in the Company's consolidated financial statements beginning March 30, 2001. The minimum purchase price of $186.7 million is to be paid in four installments. The minimum purchase price (discounted to $177.7 million for accounting purposes) has been allocated to the net assets acquired based upon their fair values as determined by a valuation. Three installment payments totaling $165.1 million have been made. The remaining minimum installment payment is $21.6 million and is payable on February 28, 2004. The remaining minimum purchase price installments can increase pursuant to a formula that provides for additional consideration to be paid in cash if EquiServe's revenues, as defined in the agreements, for the years ending 2000, 2001, 2002 and 2003 exceed certain targeted levels. Based upon management's current expectations, the Company expects to pay approximately $45 million, of which approximately $23 million will be considered contingent consideration. Goodwill will be increased by the amount of contingent consideration paid.

Cash flows used in (provided by) financing activities totaled $119.8 million, $(45.7) million and $145.3 million in 2003, 2002 and 2001, respectively. The Company received proceeds from the issuance of common stock of $16.3 million, $33.0 million and $38.7 million and repurchased $143.2 million, $114.3 million and

$291.1 million of common stock in 2003, 2002 and 2001, respectively. Net borrowings totaled $285.8 million, $76.9 million and $113.1 million during 2003, 2002 and 2001, respectively, on the Company's revolving credit facilities and there was $475.8 million outstanding at December 31, 2003. There were no net borrowings during 2001 on the Company's previous $125 million five year revolving credit facility. Net borrowings (payments) under the Company's 364-day $50 million line of credit totaled $(47.3) million, $5.6 million and $(7.0) million for 2003, 2002 and 2001, respectively, and there was $1.3 million outstanding at December 31, 2003. In September 2002, one of the Company's subsidiaries borrowed $106.4 million in secured term debt. This subsidiary borrowed an additional $7.0 million in September 2003 in secured term debt. In the second quarter of 2003, the Company borrowed $100 million relating to the repurchase of its common stock. Net proceeds from the issuance of convertible senior debentures of $819 million (net of debt issuance costs of $21 million) were used to retire the short-term bank note of $100 million and pay off revolving bank debt of $220 million.

In August 2003 the Company issued convertible debentures in order to partially finance the Janus Exchange. The Company issued $840 million aggregate principal amount of convertible senior debentures, consisting of $540 million of 4.125% Series A convertible senior debentures due 2023 and $300 million aggregate principal amount of 3.625% Series B convertible senior debentures due 2023. The Series A debentures and Series B debentures bear interest at a rate of 4.125% and 3.625% per annum, respectively. Interest is payable initially in cash semiannually in arrears on February 15 and August 15, beginning February 15, 2004, until August 15, 2010 for the Series A debentures and beginning February 15, 2004 until August 15, 2008 for the Series B debentures. Beginning August 15, 2010 for the Series A debentures and August 15, 2008 for the Series B debentures, the Company will not pay regular cash interest on the debentures prior to maturity. Instead, the original principal amount of each debenture will increase daily at a rate of 4.125% per year (Series A) and 3.625% per year (Series B) to $1,700.28 and $1,714.09, respectively, which is the full accreted principal amount payable at maturity for each $1,000 original principal amount of Series A debentures and Series B debentures, respectively. The Company will pay contingent interest on the Series A debentures and Series B debentures during any six-month interest period commencing with the period from August 20, 2010 and 2008, respectively, to February 14, 2011 and 2009, respectively, and thereafter from February 15 to August 14 or August 15 to February 14, for which the average trading price of the debentures for the applicable five trading-day reference period equals or exceeds 120% of the accreted principal amount of the debentures. Beginning August 20, 2010 (Series A) and August 20, 2008 (Series B), the Company may redeem for cash all or part of the debentures at any time at a redemption price equal to the accreted principal amount of the debentures to be redeemed plus any accrued and unpaid cash interest, including contingent interest and liquidated damages, if any, to the redemption date. Debenture holders may require the Company to purchase the debentures on August 15, 2010, 2015, and 2020 (Series A) and August 15, 2008, 2013, and 2018 (Series B) at a purchase price equal to the accreted principal amount of the debentures to be purchased plus any accrued and unpaid cash interest, including contingent interest and liquidated damages, if any, to such purchase date. For purchases of Series A debentures on August 15, 2010 and for purchases of Series B debentures on August 15, 2008, the Company will pay cash. For purchases of Series A debentures on August 15, 2015 and 2020, and for purchases of Series B debentures on August 15, 2013 and 2018, the Company may elect to pay in cash, common stock or any combination thereof. The debentures are convertible under specified circumstances into shares of the Company's common stock at a conversion rate of 20.3732 shares per $1,000 principal amount of debentures (which is equal to an initial conversion price of $49.08), subject to adjustment. Upon conversion, the Company will have the right to deliver, in lieu of shares of its common stock, cash or a combination of cash and shares of common stock. The debentures if converted into common stock upon the occurrence of certain events would lead to the issuance of common stock and have a potentially dilutive effect on the Company's stock. The Company intends to settle the conversions with cash for the principal and accrued and unpaid interest and issue common stock for any conversion value amount over the principal and accrued and unpaid interest amounts.

In November 2003, the Company entered into a $650 million syndicated line of credit facility to replace its $315 million syndicated line of credit facility. The $650 million facility is comprised of a $400 million three-year revolving line of credit and a $250 million three-year term note and is secured by certain assets of one of the Company's subsidiaries. Borrowings under the facility are available at rates based on the offshore (LIBOR), Federal Funds or prime rates. The revolving credit facility has a grid that adjusts borrowing costs up or down based upon certain coverage ratios. The grid may result in fluctuations in borrowing costs. An annual facility fee of 0.125% to 0.5% is required on the revolving credit facility. Among other provisions, the revolving credit facility limits consolidated indebtedness, subsidiary indebtedness, asset dispositions and requires minimum consolidated net worth and certain coverage ratios to be maintained. Payment of dividends and any repurchase or redemption of the Company's capital stock and/or settlement of forward equity transactions is limited in any fiscal year to an aggregate amount not to exceed 7.5% of consolidated net tangible assets. The Company could also be limited in making dividends and repurchase or redeem its capital stock and/or settle forward equity transactions based on certain net worth calculations under the Company's syndicated line of credit. The Company was in compliance with these provisions at December 31, 2003. In the event of default, which includes, but is not limited to, a default in performance of covenants, default in payment of principal of loans or change of control, as defined, the syndicated lenders may elect to declare the principal and interest under the syndicated line of credit as due and payable and in certain situations automatically terminate the syndicated line of credit. In the event the Company experiences a material adverse change, as defined in the revolving credit facility, the lenders may advance additional funds under the facility. The facility is secured by marketable securities owned by one of the Company's subsidiaries. An amount of $500 million was initially drawn against this facility to partially finance the Janus Exchange.

In December 2001, the Company entered into a $285 million (increased to $315 million in February 2002) unsecured revolving credit facility with a syndicate of U.S. and international banks. The $315 million revolving credit facility replaced the Company's previous $125 million five year revolving credit facility and $120 million 364-day revolving credit facility.

During the third quarter 2002, the Company borrowed $100 million under a short-term bridge loan, which was repaid December 30, 2002 by drawing on the Company's $315 million facility. Terms and conditions of the bridge loan were similar to the $315 million syndicated facility.

One of the Company's subsidiaries maintains a $50 million line of credit for working capital requirements and general corporate purposes. The line of credit is scheduled to mature November 2006. Borrowings under the facility are available at rates based on the Euro dollar, Federal Funds or LIBOR rates. Commitment fees of 0.1% per annum on the unused portions are payable quarterly. Among other provisions, the agreement requires the subsidiary to maintain stockholder's equity of at least $300 million and to maintain certain interest coverage ratios. In the event of non-compliance, an event of default may occur, which could result in the loan becoming immediately due and payable. The line of credit is collateralized by certain securities held by the subsidiary and requires that the principal amount outstanding not exceed a defined borrowing base.

In September 2002, one of the Company's subsidiaries borrowed $106.4 million in real estate mortgages scheduled to mature October 2009. Prepayment is allowed after the first year with a fee of 0% to 1.5% on the prepayment amount, as defined in the loan agreement. Payments are made monthly of principal and interest, based on a 15 year amortization, with interest based on of the 30-day LIBOR rate. The loan is secured by real property owned by the Company.

Under previously announced stock repurchase programs, the Company expended $142.3 million for approximately 4.2 million shares, $99.7 million for approximately 2.5 million shares and $250.3 million for approximately 6.8 million shares in 2003, 2002 and 2001, respectively. The purchase of the shares was financed from cash flows from operations and borrowings under the Company's syndicated line of credit. The shares purchased will be utilized for the Company's stock award, employee stock purchase and stock option programs and for general corporate purposes. At December 31, 2003, the Company had 2.2 million shares remaining to be purchased under these programs and had purchased 20.1 million shares since the programs commenced.

The Company has entered into forward stock purchase agreements for the repurchase of its common stock as a means of securing potentially favorable prices for future purchases of its stock. During 2003, 2002 and 2001, and included in the numbers set forth in the preceding paragraph, the Company purchased 3.7 million shares for $128.5 million, 0.6 million shares for $26.5 million and 5.4 million shares for $182.8 million, respectively, under these agreements. The Company currently has no forward stock purchase agreements outstanding.

The Company's prior stock repurchase program expired on February 29, 2004. On February 26, 2004, the Company's Board of Directors authorized a new stock repurchase plan. The new plan allows (but does not require) the repurchase of up to 6 million shares of Company common stock in open market and private transactions during the period beginning March 1, 2004 through February 28, 2007.

The following table sets forth the Company's contractual obligations and commercial commitments (in millions):

	Payment Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt obligations	$ 1,464.7	$ 26.9	$ 505.1	$ 30.7	$ 902.0
Operating lease obligations	193.6	55.2	93.4	14.6	30.4
Purchase obligations	83.9	45.4	38.5		
Other long-term liabilities	96.4	1.4	57.8	1.3	35.9
	$ 1,838.6	$ 128.9	$ 694.8	$ 46.6	$ 968.3

The Company believes that its existing cash balances and other current assets, together with cash provided by operating activities and, as necessary, the Company's bank and revolving credit facilities, will suffice to meet the Company's operating and debt service requirements and other current liabilities for at least the next 12 months.

Further, the Company believes that its longer term liquidity and capital requirements will also be met through cash provided by operating activities and bank credit facilities.

Unconsolidated affiliates

The Company has formed operating joint ventures to enter into or expand its presence in target markets. To further penetrate the mutual fund market, in 1974 the Company formed BFDS, a 50% owned joint venture with State Street Bank, a leading mutual fund custodian. The Company's international mutual fund/unit trust shareowner processing businesses (IFDS U.K., IFDS Canada and IFDS Luxembourg) are also owned 50% by DST and 50% by State Street. In addition, in 1989 the Company gained access to the information processing market for the health insurance industry through the acquisition of a 50% interest in Argus Health Systems, Inc., which provides pharmacy claim processing for managed care providers. The Company also utilizes real estate joint ventures as a means of capturing potential appreciation and economic development tax incentives of leased properties. The largest of these real estate joint ventures was formed in 1988. The Company receives revenues for processing services and products provided to the operating joint ventures. The Company pays lease payments to certain real estate ventures. The Company has entered into various agreements with unconsolidated affiliates to utilize the Company's data processing facilities and computer software systems. The Company believes that the terms of its contracts with unconsolidated affiliates are fair to the Company and are no less favorable to the Company than those obtained from unaffiliated parties. The Company recognizes, on an equity basis, income and losses from its pro-rata share of these companies' net income or loss.

The Company's unconsolidated affiliates had a carrying value of $219.4 million and $170.4 million at December 31, 2003 and 2002, respectively. The Company recognized revenues from these unconsolidated affiliates of $149.0 million, $139.2 million and $171.1 million in 2003, 2002 and 2001, respectively. The Company paid these unconsolidated affiliates $44.0 million, $25.0 million and $21.7 million in 2003, 2002 and 2001, respectively, for products, services and leases. At December 31, 2003 and 2002, the Company's unconsolidated affiliates owed the Company $59.1 million and $56.2 million, respectively, including approximately $39.3 million and $23 million of a secured commercial mortgage loan receivable at December 31, 2003 and 2002 and $12.7 million and $16.3 million of advances at December 31, 2003 and 2002, respectively. Net advances (repayments) to (from) these unconsolidated affiliates were $27.7 million, $(4.0) million and $31.6 million during 2003, 2002 and 2001, respectively. The Company owed $5.1 million and $21.1 million to unconsolidated affiliates at December 31, 2003 and 2002, respectively, including $5.0 million and $17.4 million owed to BFDS related to the EquiServe acquisition. In 2003, 2002 and 2001, the Company paid $12.7 million, $13.9 million and $14.6 million to BFDS as the third, second and first installments, respectively, related to the EquiServe acquisition.

The Company has entered into an agreement to guarantee 50% of a $2.2 million construction loan of a 50% owned joint venture. The construction loan expires in June 2004.

The Company has entered into an agreement to guarantee 49% of a $2.2 million mortgage loan of a 50% owned real estate joint venture. The mortgage loan expires in March 2004.

The Company has entered into an agreement to guarantee, on a joint and several basis, up to $10.0 million related to a $60.0 million construction loan for a 50% owned real estate joint venture. The $60 million loan expires on December 31, 2005. At December 31, 2003 total borrowings on the loan were $1.8 million.

The Company and State Street have each guaranteed 50% of a lease obligation of IFDS U.K., which requires IFDS U.K. to make annual rent payments of approximately $3.6 million through 2017, for its use of a commercial office building. The commercial office building is owned by a wholly owned affiliate of IFDS Canada and was financed with a $19.5 million mortgage from a bank. The loan has a floating interest rate based upon LIBOR and fully amortizes over the 15 year term. To fix the rate of borrowing costs, the IFDS Canada affiliate entered into a 15 year interest rate hedge agreement with the same bank. The interest rate hedge, which has an initial notional amount value of approximately $19.5 million and scheduled reductions that coincide with the scheduled principal payments for the mortgage loan, was entered into for the purpose of fixing the borrowing costs of the mortgage at approximately 6.3%. The Company and State Street have each guaranteed 50% of the amounts of the interest rate hedge obligations. The Company would pay 50% of the total amount to close out of the hedge, which is approximately $0.3 million.

The Company's 50% owned joint ventures are generally governed by shareholder or partnership agreements. The agreements generally entitle the Company to elect one-half of the directors to the board in the case of corporations and to have 50% voting/managing interest in the case of partnerships. The agreements generally provide that the Company or the other party has the option to establish a price payable in cash, or a promise to pay cash, for all of the other's ownership in the joint venture and to submit an offer, in writing, to the other party to sell to the other party all of its ownership interests in the joint venture or to purchase all ownership interests owned by the other party at such offering price. The party receiving the offer generally has a specified period of time to either accept the offer to purchase, or to elect to purchase the offering party's stock at the offering price. The Company cannot estimate the potential aggregate offering price that it could be required to receive or elect to pay in the event this option becomes operable, however the amount could be material.

FIN 45 Disclosures

In addition to the guarantees entered into discussed in Unconsolidated Affiliates above, the Company has also guaranteed certain obligations of certain joint ventures under service agreements entered into by the joint ventures and their customers. The amount of such obligations is not stated in the agreements. Depending on the negotiated terms of the guaranty and/or on the underlying service agreement, the Company's liability under the guaranty may be subject to time and materiality limitations, monetary caps and other conditions and defenses.

In certain instances in which the Company licenses proprietary systems to customers, the Company gives certain indemnities (including infringement indemnities) and warranties to the licensee, the terms of which vary depending on the negotiated terms of each respective license agreement. Such warranties generally warrant that such systems will perform in accordance with their specifications. The amount of such obligations is not stated in the license agreements. The Company's liability for breach of such obligations may be subject to time and materiality limitations, monetary caps and other conditions and defenses.

From time to time, the Company enters into service agreements and other agreements with unaffiliated parties containing indemnification provisions, the terms of which vary depending on the negotiated terms of each respective agreement. The amount of such obligations is not stated in the agreements. The Company's liability under such indemnification provisions may be subject to time and materiality limitations, monetary caps and other conditions and defenses. Such indemnity obligations include those described herein.

The Company has entered into purchase and service agreements with its vendors, and consulting agreements with providers of consulting services to the Company, pursuant to which the Company has agreed to indemnify certain of such vendors and consultants, respectively, against third party claims arising from the Company's use of the vendor's product or the services of the vendor or consultant.

In connection with the acquisition or disposition of subsidiaries, operating units and business assets by the Company, the Company has entered into agreements containing indemnification provisions, the terms of which vary depending on the negotiated terms of each respective agreement, but which are generally described as follows: (i) in connection with acquisitions made by the Company, the Company has agreed to indemnify the seller against third party claims made against the seller relating to the subject subsidiary, operating unit or asset and arising after the closing of the transaction, and (ii) in connection with dispositions made by the Company, the Company has agreed to indemnify the buyer against damages incurred by the buyer due to the buyer's reliance on representations and warranties relating to the subject subsidiary, operating unit or business assets in the disposition agreement if such representations or warranties were untrue when made, or due to any breach of the representations, warranties, agreements or covenants contained in the agreement.

The Company has entered into agreements with certain third parties, including banks and escrow agents, that provide software, escrow, fiduciary and other services to the Company or to its benefit plans or customers. Under such agreements, the Company has agreed to indemnify such service providers for third party claims relating to the carrying out of their respective duties under such agreements.

The Company has entered into agreements with lenders providing financing to the Company pursuant to which the Company agrees to indemnify such lenders for third party claims arising from or relating to such financings. In connection with real estate mortgage financing, the Company has entered into environmental indemnity agreements in which the Company has agreed to indemnify the lenders for any damage sustained by the lenders relating to any environmental contamination on the subject properties.

In connection with the acquisition or disposition of real estate by the Company, the Company has entered into real estate contracts containing indemnification provisions, the terms of which vary depending on the negotiated terms of each respective contract, but which are generally described as follows: (i) in connection with acquisitions by the Company, the Company has agreed to indemnify the seller against third party claims made against the seller arising from the Company's on-site inspections, tests and investigations of the subject property made by the Company as part of its due diligence and against third party claims relating to the operations on the subject property after the closing of the transaction, and (ii) in connection with dispositions by the Company, the Company has agreed to indemnify the buyer for damages incurred by the buyer due to the buyer's reliance on representations and warranties relating to the subject property made by the Company in the real estate contract if such representations or warranties were untrue when made and against third party claims relating to operations on the subject property prior to the closing of the transaction.

In connection with the leasing of real estate by the Company, as landlord and as tenant, the Company has entered into occupancy leases containing indemnification provisions, the terms of which vary depending on the negotiated terms of each respective lease, but which are generally described as follows: (i) in connection with leases in which the Company is the tenant, the Company has agreed to indemnify the landlord against third party claims relating to the Company's occupancy of the subject property, including claims arising from loss of life, bodily injury and/or damage to property thereon, and (ii) in connection with leases in which the Company is the landlord, the Company has agreed to indemnify the tenant against third party claims to the extent occasioned wholly or in part by any negligent act or omission of the Company or arising from loss of life, bodily injury and/or damage to property in or upon any of the common areas or other areas under the Company's control.

At December 31, 2003, the Company had not accrued any liability on the aforementioned guarantees or indemnifications as they relate to future performance criteria or indirect indebtedness of others in accordance with FIN 45.

Seasonality

Generally, the Company does not have significant seasonal fluctuations in its business operations. Processing and output solutions volumes for mutual fund and corporate securities transfer processing customers are usually highest during the quarter ended March 31 due primarily to processing year-end transactions and printing and mailing of year-end statements and tax forms during January. The Company has historically added operating equipment in the last half of the year in preparation for processing year-end transactions, which has the effect of increasing costs for the second half of the year. Revenues and operating results from individual license sales depend heavily on the timing and size of the contract.

Comprehensive income

The Company's comprehensive income totaled $507.6 million, $11.8 million and $113.7 million in 2003, 2002 and 2001, respectively. Comprehensive income consists of net income of $320.8 million, $209.0 million and $228.2 million in 2003, 2002 and 2001, respectively, and other comprehensive income of $186.8 million in 2003 and other comprehensive loss of $197.2 million and $114.5 million in 2002 and 2001, respectively. Other comprehensive income consists of unrealized gains (losses) on available-for-sale securities, net of deferred taxes, reclassifications for net gains included in net income and foreign currency translation adjustments. The principal difference between net income and comprehensive net income is the net change in unrealized gains (losses) on available-for-sale securities. The Company had a net unrealized loss on available-for-sale securities of $0.5 million, $205.3 million and $112.8 million in 2003, 2002 and 2001, respectively. The Company's net unrealized gains and losses on available-for-sale securities results primarily from changes in the market value of the Company's investments in approximately 12.8 million shares of State Street common stock, approximately 8.6 million shares of CSC common stock and approximately 1.9 million shares of Euronet Worldwide, Inc. At December 31, 2003, these three investments had an aggregate pre-tax unrealized gain of approximately $610 million. The amounts of foreign currency translation adjustments included in other comprehensive income are immaterial.

Other than temporary impairments

At December 31, 2003, the Company's available-for-sale securities had unrealized losses of $0.6 million. If it is determined that a security's net realizable value is other than temporary, a realized loss will be recognized in the statement of operations and the cost basis of the security reduced to its estimated fair value. The Company does not believe that the unrealized losses recorded at December 31, 2003 are other than temporary.

The Company recognized $6.1 million, $10.3 million and $9.4 million of investment impairments for the years ended December 31, 2003, 2002 and 2001, respectively, which the Company believed were other than temporary. The impairments related primarily to investments available for sale in the Financial Services and Investments and Other Segments. A decline in a security's net realizable value that is other than temporary is treated as a loss based on quoted market value and is reflected in the Other income, net line in the statement of operations.

Derivative and Hedging Activities

SFAS No. 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value and that the changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

Company-Specific Trends and Risks

Dependence on Certain Industries

The Company derives a substantial proportion of its consolidated revenues from the delivery of services and products to clients that are publicly traded corporations, mutual funds, investment managers, insurance companies, banks, brokers, or financial planners or are in the video/broadband, direct broadcast satellite, wire-line, wireless and cellular, debt protection, Internet protocol telephony, Internet, utility and other businesses. Consolidations which would decrease the number of potential clients in such businesses, events which would reduce the rate of growth in or negatively impact such businesses, or significant declines in the number of accounts or subscribers serviced by clients in such businesses could have a material adverse effect on the financial condition and results of operations of the Company.

Development of Technology

The Company is implementing and enhancing (a) a new stock transfer system ("Fairway") that will replace the existing systems used by its wholly-owned subsidiary EquiServe, Inc. to maintain corporate stock transfer records, and (b) a new subscriber management system ("Concorde") that will replace the existing systems used by its wholly-owned subsidiaries DST Interactive, Inc. and DST Innovis, Inc. to maintain cable and satellite TV subscriber records. Failure to successfully complete Fairway or Concorde development and implementation, to successfully convert existing clients to such systems, or to successfully complete and implement various other current technology projects could have a material adverse effect on the financial condition and results of operations of the Company.

Impact of Technological and Market Changes

The Company's clients use computer technology-based products and services in the complex and rapidly changing markets in which they operate. The technology available to the Company's clients, such as methods for the electronic dissemination of documents, is expanding. The Company's future success depends in part on its ability to continue to develop and adapt its technology, on a timely and cost effective basis, to meet clients' needs and demands for the latest technology. There can be no assurance that the Company will be able to respond adequately and in advance of its competitors to these technological demands or that more advanced technology, including technology for the electronic dissemination of documents, will not reduce or replace the needs for certain of the Company's products and services.

Similarly, certain of the Company's clients provide services related to communications devices and/or the communications industry. The communications industry, and wireless communication devices in particular, are rapidly evolving. The future success of the Company's business of providing administrative services to clients in the communications industry depends in part on the Company's ability to continue to develop and adapt its services, on a timely and cost effective basis, to meet clients' needs and demands for administrative services appropriate to the latest communications technology.

The Company has expended considerable funds to develop products to serve new and rapidly changing markets. If such markets grow or converge more slowly than anticipated or the Company's products and services fail to achieve market acceptance, there could be a material adverse effect on the financial condition and results of operations of the Company.

The Company significantly invests in available-for-sale equity securities of other companies. The value of such securities depends on the market for such securities and on changes in the markets in which such other companies operate.

Reliance on Facilities

The Company's processing services are primarily dependent on facilities housing central computer operations or in which information, image or bill and statement processing occur. The Company's mutual fund full service, corporate stock transfer and insurance, warranty and debt protection administrative service businesses are dependent on call centers in various locations. The Company owns, leases and manages real estate. A natural disaster, terrorist act or other calamity that causes long-term damage to the Company's facilities, or economic or other events impacting the real estate markets in which the Company owns, leases or manages real estate, could have a material adverse effect on the financial condition and results of operation of the Company.

FORM 10-K

Reliance on Insurers

Currently, the Company's business of providing administrative services in connection with the insurance, warranty, and debt protection services of its clients significantly depends upon its business relationships with one or more insurance companies that provide coverage necessary for the clients' products and services. Termination of the business relationships with such insurance companies could have a material adverse effect on the financial condition and results of operations of the Company if the Company were unable to arrange alternative sources of coverage.

Importance of Key Personnel

The Company's operations and the continuing implementation of its business strategy depend upon the efforts of its technical personnel and senior management. Recruiting and retaining capable personnel, particularly those with expertise in the types of computer hardware and software utilized by the Company, are vital to the Company's success. There is substantial competition for qualified technical and management personnel, and there can be no assurance that the Company will be able to attract or keep the qualified personnel it requires. The loss of key personnel or the failure to hire qualified personnel could have a material adverse effect on the financial condition and results of operations of the Company.

Lack of Control of Joint Ventures

The Company's business strategy for growth and expansion includes reliance on joint ventures. The Company derives part of its net income from its pro rata share in the earnings of these unconsolidated companies. Although the Company owns significant equity interests in such companies and has representation on their Boards of Directors or governance structures, the Company is not in a position to exercise control over their operations, strategies or financial decisions without the concurrence of its equity partners. The Company's equity interests in Boston Financial Data Services, Inc. ("BFDS"), Argus Health Systems, Inc., and International Financial Data Services Limited Partnership and International Financial Data Services Limited (collectively, "IFDS") are subject to contractual buy/sell arrangements that may restrict the Company's ability to fully dispose of its interest in these companies and that under certain circumstances permit such companies to purchase the Company's interest.

The other parties to the Company's current and future joint venture arrangements may at any time have economic, business or legal interests or goals that are inconsistent with those of the joint venture or of the Company. In addition, if such other parties were unable to meet their economic or other obligations to such ventures, it could, depending upon the nature of such obligations, adversely affect the financial condition and results of operations of the Company.

Significant Competition from Other Providers

The Company and its subsidiaries and joint ventures encounter significant competition for the Company's services and products from other third-party providers of similar services and products and from potential clients who have chosen not to outsource certain services the Company could provide. The Company's ability to compete effectively depends, in part, on the availability of capital and other resources, and some of these competitors have greater resources and greater access to capital than the Company. The Company also competes for shareowner accounting services with brokerage firms that perform sub-accounting services for the brokerage firms' customers who purchase or sell shares of mutual funds for which the Company serves as transfer agent. Such brokerage firms maintain only an "omnibus" account with the Company representing the aggregate number of shares of a mutual fund owned by the brokerage firms' customers, thus resulting in fewer mutual fund shareowner accounts being maintained by the Company. Any of these events could have a material adverse effect on the financial condition and results of operations, including gross profit margins, of the Company. In addition, competitive factors could influence or alter the Company's overall revenue mix between the various business segments.

Regulation

As registered transfer agents, the Company, its subsidiary EquiServe, its indirect subsidiary EquiServe Trust Company, N.A. ("EquiServe Trust"), its joint venture BFDS and BFDS' subsidiary National Financial Data Services, Inc. (collectively, "Domestic Transfer Agent Businesses") are subject to the Securities Exchange Act of 1934, as amended (the "Exchange Act") and to the rules and regulations of the Securities and Exchange Commission ("SEC") under the Exchange Act which require them to register with the SEC and which impose on them recordkeeping and reporting requirements. Certain of the operations and records of the Domestic Transfer Agent Businesses are subject to examination by the SEC and, as providers of services to financial institutions, to examination by bank and thrift regulatory agencies. In connection with its transfer agency business, EquiServe Trust serves as a limited purpose trust company subject to regulation of the Office of the Comptroller of the Currency. In addition, companies wholly owned by IFDS ("IFDS Transfer Agent Businesses") are subject to regulation of similar regulatory agencies in other countries. Any of the Domestic Transfer Agent Businesses or IFDS Transfer Agent Businesses could have its regulatory authorizations suspended or revoked if it were to materially violate applicable regulations, which could have an adverse effect on the financial condition and results of operations of the Company.

Similarly, certain of the Company's subsidiaries involved in the business of providing administrative services in connection with insurance and warranty products are licensed insurance agencies or licensed or registered service warranty providers and, as such, are subject to applicable state insurance and service warranty laws and to related rules and regulations. These laws and regulations impose on them recordkeeping, reporting, financial, and other requirements and generally regulate the conduct of regulated business operations. In the event any of the subsidiaries materially violate any of these applicable laws or regulations, their regulatory authorizations could be suspended or revoked, which could have a material adverse effect on the financial condition and results of operations of the Company.

The Company's existing and potential clients are subject to extensive regulation. Certain of the Company's customers are subject to federal and state regulation of investment advisors and broker/dealers. Certain of the Company's clients are also subject to federal and state regulations governing the privacy and use of the customer information that is collected and managed by the Company's products and services. Certain of the Company's revenue opportunities may depend on continued deregulation in the worldwide communications industry. Regulatory changes that adversely affect the Company's existing and potential clients, or material violation of regulatory requirements by clients, could diminish the business prospects of such clients. If such conditions were to materially, adversely affect the business of a material client or a material group of the Company's clients, such conditions could have a material adverse effect on the financial condition and results of operations of the Company.

Interest Earnings as a Portion of Revenue

The Company's transfer agent businesses derive a certain amount of service revenue from investment earnings related to cash balances maintained in transfer agency customer bank accounts. The balances maintained in the bank accounts are subject to fluctuation. A change in interest rates could have a material adverse effect on the financial condition and results of operations of the Company.

Anti-Takeover Considerations

Some provisions of the Company's Certificate of Incorporation could make it more difficult for a third party to acquire control of the Company, even if the change of control would be beneficial to certain stockholders. The Company has also adopted a stockholders' rights plan, which could delay, deter or prevent a change in control of the Company. A few of the Company's client agreements allow the client to terminate its agreement or to obtain rights to use the Company's software used in processing the client's data in the event of an acquisition or change of control of the Company. In the event of a change in control of the Company (as defined in the applicable plan or agreement), vesting of awards (including stock options, restricted stock, and rights to receive stock as deferred compensation) under the Company's Stock Option and Performance Award Plan will be automatically accelerated, certain limited rights related to stock options will become exercisable, and employment continuation provisions will apply under the employment agreements of certain executive officers. Certain of the Company's joint venture agreements allow other parties to the joint venture to buy the Company's joint venture interests in the event of a change of control of the Company.

Non-U.S. Operations

Consolidated revenues from the Company's subsidiaries in Canada, Europe and elsewhere outside the U.S. account for a percentage of the Company's revenues. The Company's current and proposed international business activities are subject to certain inherent risks, including but not limited to, specific country, regional or global economic conditions, exchange rate fluctuation and its impact on liquidity, change in the national priorities of any given country, and cultural differences. There can be no assurance that such risks will not have a material adverse effect on the Company's future international sales and, consequently, the Company's financial condition and results of operations.

Variability of Quarterly Operating Results

The Company's quarterly and annual operating results may fluctuate from quarter to quarter and year to year depending on various factors, including but not limited to the impact of significant start-up costs associated with initiating the delivery of contracted services to new clients, the hiring of additional staff, new product development and other expenses, introduction of new products by competitors, pricing pressures, the evolving and unpredictable nature of the markets in which the Company's products and services are sold, and general economic conditions.

Client Failure to Renew or Utilize Contracts

Substantially all of the Company's revenue is derived from the sale of services or products under long-term contracts with its clients. The Company does not have the unilateral option to extend the terms of such contracts upon their expiration. Certain of the Company's service agreements contain "termination for convenience" clauses that enable clients to cancel the agreements by providing written notice to the Company a specified number of days prior to the desired termination date. Such clauses are sometimes coupled with a requirement for payment by the client of a fee in the event of termination for convenience. The failure of clients to renew contracts, a reduction in usage by clients under any contracts or the cancellation of contracts could have a material adverse effect on the Company's financial condition and results of operations.

Dependence on Proprietary Technology

The Company relies on a combination of patent, trade secret and copyright laws, nondisclosure agreements, and other contractual and technical measures to protect its proprietary technology. There can be no assurance that these provisions will be adequate to protect its proprietary rights. There can be no assurance that third parties will not assert infringement claims against the Company or the Company's clients or that such claims, if brought, would not have a material adverse effect on the financial condition and results of operations of the Company.

Security of Proprietary Customer Information

The Company's business involves the electronic recordkeeping of proprietary information of the Company's customers, and of the clients of such customers. The Company maintains systems and procedures to protect against unauthorized access to such information and against computer viruses ("Security Systems"), and there is no guarantee that the Security Systems are adequate to protect against all security breaches. Rapid advances in technology make it impossible to anticipate or be prepared to address all potential security threats. A material breach of Security Systems could cause the Company's customers to reconsider use of the Company's services and products, affect the Company's reputation, or otherwise have a material adverse effect on the Company's financial condition and results of operations.

Potential Dilution of Company Common Stock

In August 2003, the Company issued $840 million aggregate principal amount of convertible senior debentures. The debentures are under specified circumstances convertible into shares of the Company's common stock at a conversion rate of 20.3732 shares per $1,000 principal amount of debentures, subject to adjustment. Each series of debentures are convertible under any of the following circumstances: (1) during any calendar quarter (and only during such calendar quarter) if the closing price of the Company's common stock, for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter, is greater than or equal to 120% of the applicable conversion price; (2) subject to certain exceptions, during the five business day period after any five consecutive trading-day period in which the trading price per $1,000 original principal amount of the applicable series of debentures for each day of that period was less than 95% of the product of the last reported sale price of the Company's common stock and the conversion rate on each such day; (3) if the Company call the debentures for redemption; or (4) upon the occurrence of specified corporate transactions. Upon conversion, the Company will have the right to deliver, in lieu of shares of its common stock, cash or a combination of cash and shares of common stock. The debentures, if converted into common stock, would have a potentially dilutive effect on the Company's common stock.

Under the Company's Employee Stock Purchase Plan, employees have a right, subject to certain limits, to purchase Company common stock at 85% of the lower of the average market price of the stock on the exercise date or the offering date. Under the Company's Stock Option and Performance Award Plan, the Company issues to directors and employees options to purchase shares of the Company's common stock. Purchases under the Employee Stock Purchase Plan and exercises of options could have a potentially dilutive effect on the Company's common stock.

A change of control under the Company's stockholder's rights plan would cause the issuance of rights to purchase 1/1000th shares of preferred stock of the Company for each share of Company common stock, or, in some circumstances, other securities of the Company, which could have a potentially dilutive effect on the Company's common stock.

Miscellaneous

In addition to the factors noted above, there may be other factors that cause any forward-looking comment to become inaccurate. One such factor is litigation and claims involving the Company, including routine litigation and claims involving transfer agency operations in which the plaintiffs or claimants allege that errors or delays in transaction processing cause damages based on factors such as unfavorable changes in the market value of securities processed and including class action claims based upon various regulatory rules and consumer protection statutes with respect to which class action plaintiffs may attempt to assert private rights of action. Other factors include, but are not limited to, accounting or other fraud that may occur with respect to the financial statements or business of a financial service provider or other client of the Company; changes in management strategies; changes in lines of business or markets; failure of anticipated opportunities to materialize; changes in the cost of necessary supplies; and changes in the economic, political or regulatory environments in the United States and/or the other countries where the Company now competes or may compete in the future.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

In the operations of its businesses, the Company's financial results can be affected by changes in equity pricing, interest rates and currency exchange rates. Changes in interest rates and exchange rates have not materially impacted the consolidated financial position, results of operations or cash flows of the Company. Changes in equity values of the Company's investments have had a material effect on the Company's comprehensive income and financial position.

Available-for-sale equity price risk

The Company's investments in available-for-sale equity securities are subject to price risk. The fair value of the Company's available-for-sale investments as of December 31, 2003 was approximately $1.2 billion. The impact of a 10% change in fair value of these investments would be approximately $72 million to comprehensive income. As discussed under "Comprehensive Income" above, net unrealized gains and losses on the Company's investments in available-for-sale securities have had a material effect on the Company's comprehensive income (loss) and financial position.

FORM 10-K

Interest rate risk

The Company and certain of its joint ventures derives a certain amount of its service revenues from investment earnings related to cash balances maintained in transfer agency customer bank accounts that the Company is agent to. The balances maintained in the bank accounts are subject to fluctuation. At December 31, 2003, the Company and its joint ventures had approximately $1.7 billion of cash balances maintained in such accounts. The Company estimates that a 50 basis point change in interest earnings rate would be approximately $4.2 million of net income (loss).

At December 31, 2003, the Company had $1,437.8 million of long-term debt, of which $577.5 million was subject to variable interest rates (Federal Funds rates, LIBOR rates, Prime rates). The Company estimates that a 10% increase in interest rates would not be material to the Company's consolidated pretax earnings or to the fair value of its debt.

Foreign currency exchange rate risk

The operation of the Company's subsidiaries in international markets results in exposure to movements in currency exchange rates. The principal currencies involved are the British pound, Canadian dollar and Australian dollar. Currency exchange rate fluctuations have not historically materially affected the consolidated financial results of the Company. At December 31, 2003, the Company's international subsidiaries had approximately $226 million in total assets and for the year ended December 31, 2003, these international subsidiaries produced approximately $27 million in net income. The Company estimates that a 10% change in exchange rates would increase or decrease the total assets by approximately $23 million and would increase or decrease net income by approximately $3 million.

The Company's international subsidiaries use the local currency as the functional currency. The Company translates all assets and liabilities at year-end exchange rates and income and expense accounts at average rates during the year. While it is generally not the Company's practice to enter into derivative contracts, from time to time the Company and its subsidiaries do utilize forward foreign currency exchange contracts to minimize the impact of currency movements.

Item 8. Financial Statements and Supplementary Data

Report of Management

To the Stockholders of DST Systems, Inc.

The accompanying consolidated financial statements of DST Systems, Inc. and its subsidiaries were prepared by management in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management has made judgments and estimates based on currently available information. Other financial information included in this annual report is consistent with that in the consolidated financial statements.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance that its assets are safeguarded and that its financial records are reliable. Management monitors the system for compliance and the Company's internal auditors measure its effectiveness and recommend possible improvements thereto.

Independent accountants provide an objective assessment of the degree to which management meets its responsibility for financial reporting. They regularly evaluate the system of internal accounting controls and perform such tests and other procedures as they deem necessary to express an opinion on the consolidated financial statements.

The Board of Directors pursues its oversight role in the area of financial reporting and internal accounting controls through its Audit Committee which is composed solely of directors who are not officers or employees of the Company. This committee meets regularly with the independent accountants, management and internal auditors to discuss the scope and results of their work and their comments on the adequacy of internal accounting controls and the quality of external financial reporting.

Report of Independent Auditors

To the Stockholders and Board of Directors
of DST Systems, Inc.

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of DST Systems, Inc and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for goodwill and other intangible assets to conform with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

PricewaterhouseCoopers LLP

Kansas City, Missouri
February 26, 2004

FORM 10-K

DST Systems, Inc.
Consolidated Balance Sheet
(dollars in millions, except per share amounts)

	December 31, 2003	December 31, 2002
ASSETS		
Current assets		
Cash and cash equivalents	$ 102.4	$ 92.3
Transfer agency investments	63.4	61.6
Accounts receivable (includes related party receivables of $7.1 and $16.8)	399.4	394.7
Inventories	16.8	15.1
Deferred income taxes	48.8	47.8
Other assets	51.0	53.6
	681.8	665.1
Investments	1,432.5	1,137.5
Properties	647.2	524.7
Goodwill	261.8	259.8
Intangibles	123.2	130.1
Other assets	52.1	27.0
Total assets	$ 3,198.6	$ 2,744.2
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Debt due within one year	$ 26.9	$ 59.2
Transfer agency deposits	63.4	61.6
Accounts payable	126.3	96.3
Accrued compensation and benefits	98.1	96.9
Deferred revenues and gains	95.0	79.7
Other liabilities	162.5	189.2
	572.2	582.9
Long-term debt	1,437.8	379.5
Deferred income taxes	408.5	272.3
Other liabilities	96.4	87.5
	2,514.9	1,322.2
Commitments and contingencies (Note 15)		
Stockholders' equity		
Preferred stock, $0.01 par, 10 million shares authorized and unissued		
Common stock, $0.01 par, 300 million shares authorized, 95.3 million and 127.6 million shares issued	1.0	1.3
Additional paid-in capital	208.8	367.2
Retained earnings	514.6	1,169.2
Treasury stock, at cost	(438.4)	(326.6)
Accumulated other comprehensive income	397.7	210.9
Total stockholders' equity	683.7	1,422.0
Total liabilities and stockholders' equity	$ 3,198.6	$ 2,744.2

The accompanying notes are an integral part of these financial statements.

DST Systems, Inc.
Consolidated Statement of Income
(in millions, except per share amounts)

	December 31, 2003	2002	2001
Operating revenues	$ 1,724.9	$ 1,657.9	$ 1,656.0
Out-of-pocket reimbursements	691.4	725.9	724.7
Total revenues (includes related party revenues of $149.0, $139.2 and $171.1)	2,416.3	2,383.8	2,380.7
Costs and expenses	1,958.4	1,936.7	1,927.8
Depreciation and amortization	150.4	143.8	159.4
Income from operations	307.5	303.3	293.5
Interest expense	(26.9)	(13.4)	(7.5)
Other income, net	28.1	20.2	36.2
Gain on Janus Exchange and PAS	108.9		32.8
Equity in earnings (losses) of unconsolidated affiliates	12.5	6.5	(1.5)
Income before income taxes	430.1	316.6	353.5
Income taxes	109.3	107.6	125.3
Net income	$ 320.8	$ 209.0	$ 228.2
Average common shares outstanding	114.5	120.0	122.6
Diluted shares outstanding	116.0	121.7	126.0
Basic earnings per share	$ 2.80	$ 1.74	$ 1.86
Diluted earnings per share	$ 2.77	$ 1.72	$ 1.81

The accompanying notes are an integral part of these financial statements.

DST Systems, Inc.
Consolidated Statement of Changes in Stockholders' Equity
(in millions)

	Common Stock Shares Outstanding	Common Stock Par Value	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total Stockholders' Equity
December 31, 2000	124.7	$ 1.3	$ 425.1	$ 732.0	$ (115.2)	$ 522.6	$ 1,565.8
Comprehensive income:							
Net income				228.2			
Other comprehensive loss						(114.5)	
Comprehensive income							113.7
Issuance of common stock	2.5		(33.0)		117.0		84.0
Repurchase of common stock	(6.8)				(291.1)		(291.1)
December 31, 2001	120.4	1.3	392.1	960.2	(289.3)	408.1	1,472.4
Comprehensive income:							
Net income				209.0			
Other comprehensive loss						(197.2)	
Comprehensive income							11.8
Issuance of common stock	1.7		(24.9)		77.0		52.1
Repurchase of common stock	(2.5)				(114.3)		(114.3)
December 31, 2002	119.6	1.3	367.2	1,169.2	(326.6)	210.9	1,422.0
Comprehensive income:							
Net income				320.8			
Other comprehensive loss						186.8	
Comprehensive income							507.6
Retirement of common stock	(32.3)	(0.3)	(149.8)	(975.4)			(1,125.5)
Issuance of common stock	0.8		(8.6)		31.4		22.8
Repurchase of common stock	(4.2)				(143.2)		(143.2)
December 31, 2003	83.9	$ 1.0	$ 208.8	$ 514.6	$ (438.4)	$ 397.7	$ 683.7

The accompanying notes are an integral part of these financial statements.

DST Systems, Inc.
Consolidated Statement of Cash Flows
(in millions)

	Year Ended December 31, 2003	2002	2001
Cash flows - operating activities:			
Net income	$ 320.8	$ 209.0	$ 228.2
Depreciation and amortization	150.4	143.8	159.4
Equity in (earnings) losses of unconsolidated affiliates	(12.5)	(6.5)	1.5
Net realized gains on investments, OMS and PAS	(118.1)	(3.5)	(46.6)
Deferred income taxes	(12.6)	(37.7)	(25.0)
Decrease (increase) in accounts receivable	(9.4)	(26.9)	27.1
Decrease (increase) in inventories and other current assets	(13.4)	2.2	(27.7)
Increase in transfer agency investments	(1.8)	(1.0)	(6.4)
Increase in transfer agency deposits	1.8	1.0	6.4
Increase in accounts payable and accrued liabilities	45.5	65.0	50.7
Increase (decrease) in deferred revenues and gains	15.4	25.0	(3.7)
Increase in accrued compensation and benefits	7.1	21.4	2.1
Other, net	(1.8)	1.6	1.4
Total adjustments to net income	50.6	184.4	139.2
Net	371.4	393.4	367.4
Cash flows - investing activities:			
Proceeds from sale of investments	69.7	60.4	63.6
Investments in and advances to unconsolidated affiliates	(36.1)	(36.6)	(22.6)
Investments in securities	(17.3)	(54.2)	(79.5)
Capital expenditures	(264.3)	(216.8)	(194.0)
Payment for purchases of subsidiaries, net of cash acquired	(2.3)	(188.1)	(35.2)
Other, net	8.8	4.1	13.8
Net	(241.5)	(431.2)	(253.9)
Cash flows - financing activities:			
Proceeds from issuance of common stock	16.3	33.0	38.7
Proceeds from issuance of long-term debt	7.0	106.5	7.1
Principal payments on long-term debt	(57.7)	(60.6)	(6.0)
Net proceeds from issuance of convertible debentures	819.0		
Net increase in revolving credit facilities	238.2	82.2	106.1
Common stock repurchased	(143.2)	(114.3)	(291.1)
Common stock received for cash portion of OMS Exchange	(999.4)		
Other, net		(1.1)	(0.1)
Net	(119.8)	45.7	(145.3)
Net increase (decrease) in cash and cash equivalents	10.1	7.9	(31.8)
Cash and cash equivalents, beginning of year	92.3	84.4	116.2
Cash and cash equivalents, end of year	$ 102.4	$ 92.3	$ 84.4

The accompanying notes are an integral part of these financial statements.

1. Description of Business

DST Systems, Inc. (the "Company" or "DST") provides sophisticated information processing and computer software services and products to the financial services industry (primarily mutual funds, investment managers and corporations), communications industry, video/broadband/satellite TV industry and other service industries.

The Company has several operating business units that offer sophisticated information processing and computer software services and products. These business units are reported as three operating Segments (Financial Services, Output Solutions and Customer Management). In addition, investments in equity securities and certain financial interests and the Company's real estate subsidiaries and affiliates have been aggregated into an Investments and Other Segment. A summary of each of the Company's segments follows:

Financial Services

DST's Financial Services Segment provides sophisticated information processing and computer software services and products primarily to mutual funds, investment managers, corporations, insurance companies, banks, brokers and financial planners. DST's proprietary software systems include mutual fund shareowner and unit trust recordkeeping systems for U.S. and international mutual fund companies; a defined-contribution participant recordkeeping system for the U.S. retirement plan market; securities transfer systems offered to corporations, corporate trustees and transfer agents; investment management systems offered to U.S. and international fund accountants and investment managers; and a workflow management and customer contact system offered to mutual funds, insurance companies, brokerage firms, banks, cable television operators and health care providers. DST also provides design, management and transaction processing services for customized consumer equipment maintenance and debt protection programs.

The Segment distributes its services and products on a direct basis and through subsidiaries and joint venture affiliates in the U.S., United Kingdom ("U.K."), Canada, Europe, Australia, South Africa and Asia-Pacific and, to a lesser degree, distributes such services and products through various strategic alliances.

Output Solutions

DST's Output Solutions Segment provides single source, integrated print and electronic communications solutions. In the U.S., the Company provides customized and personalized bill and statement processing services, electronic bill payment and presentment solutions and computer output archival solutions.

The Segment also offers its services to the Canadian and U.K. markets. DST Output Canada Inc. ("DST Output Canada"), formerly known as Xebec Imaging Services, Inc., offers customer communications and document automation solutions to the Canadian market. DST International Output Limited ("DST International Output") provides personalized paper and electronic communications principally in the U.K.

The Segment distributes its products directly in connection with the provision of certain Financial Services and Customer Management products and in connection with other providers of data processing services.

Customer Management

DST's Customer Management Segment provides customer management, billing and marketing solutions to the video/broadband, direct broadcast satellite ("DBS"), wire-line and Internet Protocol ("IP") telephony, Internet and utility markets. The Segment offers a comprehensive customer management and billing solution by providing core customer care products that are supplemented with the products and services offered from DST's other operating Segments.

The Segment distributes its services and products on a direct basis, through subsidiaries in North America, the U.K. and parts of Europe and with international alliance partners in other regions of the world.

Investments and Other

The Investments and Other Segment holds investments in equity securities and certain financial interests and the Company's real estate subsidiaries and affiliates. The Company holds investments in equity securities with a market value of approximately $1,173 million at December 31, 2003, including approximately 12.8 million shares of State Street Corporation ("State Street") with a market value of $666 million and 8.6 million shares of Computer Sciences Corporation ("CSC") with a market value of $382 million. Additionally, the Company owns and operates real estate mostly in the U.S. and U.K., which is held primarily for lease to the Company's other business Segments.

2. Significant Accounting Policies

Principles of consolidation

The consolidated financial statements include all majority-owned subsidiaries of DST. All significant intercompany balances and transactions have been eliminated. Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the current year presentation.

In December 2003, the FASB issued the revised Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." FIN 46 was effective immediately to variable interest entities created after January 31, 2003. It is effective March 31, 2004 to variable interest entities created prior to February 1, 2003. FIN 46 requires the consolidation of certain types of entities in which the Company absorbs a majority of another entity's expected losses, receives a majority of the other entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the other entity. These entities are called "variable interest entities." The principal characteristics of variable interests entities are (1) an insufficient amount of equity to absorb the entity's expected losses, (2) equity owners as a group are not able to make decisions about the entity's activities, or (3) equity that does not absorb the entity's losses or receive the entity's residual returns. "Variable interests" are contractual, ownership or other monetary interests in an entity that change with fluctuations in the entity's net asset value. As a result, variable interest entities can arise from items such as joint ventures, lease agreements, loan arrangements, guarantees or service contracts.

If an entity is determined to be a "variable interest entity," the entity must be consolidated by the "primary beneficiary." The primary beneficiary is the holder of the variable interests that absorb a majority of the variable interest entity's expected losses or receive a majority of the entity's residual returns in the event no holder has a majority of the expected losses. There is no primary beneficiary in cases where no single holder absorbs the majority of the expected losses or receives a majority of the residual returns. The determination of the primary beneficiary is based on projected cash flows at the inception of the variable interests.

With regard to real estate, the Company is the lessee in a series of operating leases covering a large portion of its Kansas City based leased office facilities. The lessors are generally joint ventures (in which the Company has a 50% ownership) that have been established specifically to purchase, finance and engage in leasing activities with the joint venture partners and unrelated third parties. Two of the real estate joint ventures have entered into financing arrangements with the Company's wholly owned captive insurance company. In each case, the other joint venture partner has guaranteed at least 50% of the joint venture's borrowings ($38.4 million at December 31, 2003) from the Company's captive insurance company. The Company is generally not the primary beneficiary of the joint ventures if the lease terms are consistent with market terms at the inception of the lease and do not include a residual value guarantee, fixed-price purchase options or similar features that disproportionately obligate it to absorb decreases in value or entitle it to participate in increases in the value of the real estate. However, in cases where the Company may occupy greater than 50% of the leased facility, the joint venture could be a variable interest entity. The Company had one real estate joint venture and related lease entered into subsequent to January 31, 2003, that qualified as a variable interest entity due to the Company's occupancy of the facility and financing arrangement with the Company's wholly owned captive insurance company. The Company has not consolidated the real estate joint venture upon application of FIN 46 because, notwithstanding its occupancy of the office facility, it is not the primary beneficiary based upon a cash flow analysis. The Company has not finalized analyses of real estate joint ventures entered into prior to February 1, 2003. However, management believes a large portion of the real estate joint ventures will be considered variable interests entities, based upon the Company's occupancy. Based upon preliminary analyses, management does not believe the real estate joint ventures will need to be consolidated because the Company is not the primary beneficiary of the joint ventures. Accordingly, management of the Company believes that FIN 46 will not have a material effect on its financial statements for real estate joint ventures entered into prior to February 1, 2003. The Company's maximum exposure under the real estate operating leases is the remaining lease payments, as reflected in future lease commitments in Note 15 to the Company's Consolidated Financial Statements.

With regard to operating joint ventures, the Company has formed or entered into operating joint ventures to enter into or expand its presence in target markets. The Company has three significant operating joint ventures; BFDS; IFDS (includes IFDS U.K., IFDS Canada and IFDS Luxembourg); and Argus Health Systems. Each of these operating joint ventures was formed prior to February 1, 2003. The Company has not finalized our FIN 46 analyses of these operating joint ventures, but its preliminary assessment is that none qualify as variable interests entities due to meeting the criteria for the operating joint venture exception in FIN 46. Accordingly, the Company believes that FIN 46 will not be material for these operating joint ventures.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The Company recognizes revenue when it is realized or realizable and it is earned. The majority of the Company's revenues are computer processing and services revenues and are recognized upon performance of the services provided. Revenues under bundled service agreements are recognized over the life of the agreement based on usage and as the bundled services are provided. Software license fees, maintenance fees and other ancillary fees are recognized as services are provided or delivered and all customer obligations have been met. The Company generally does not have customer obligations that extend past one year. Revenue from equipment sales and sales-type leases is recognized as equipment is shipped. Income from financing leases is recognized as revenue at a constant periodic rate of return on the net investment in the lease. Revenue from rentals and operating leases is recognized monthly as the rent accrues. Billing for services in advance of performance is recorded as deferred revenue. Allowances for billing adjustments are estimated as revenues are recognized and are recorded as reductions in revenues. Doubtful account expense for the Company is immaterial.

The Company has entered into various agreements with related parties, principally unconsolidated affiliates, to utilize the Company's data processing facilities and computer software systems. The Company believes that the terms of its contracts with related parties are fair to the Company and are no less favorable to the Company than those obtained from unaffiliated parties.

Effective January 1, 2002, the Company adopted EITF Issue No. 01-14, "Income Statement Characterization of Reimbursements received for "Out-of-Pocket" ("OOP") Expenses Incurred" ("EITF No. 01-14"), formerly EITF Topic No. D-103. Prior to the issuance of EITF No. 01-14, the Company netted the OOP expense reimbursements from customers with the applicable OOP expenditures. The Company's significant OOP expenses at the consolidated level include postage and telecommunication expenditures and at the Segment level include print mail services between the Financial Services Segment and the Output Solutions Segment. Under EITF No. 01-14, the Company is required to record the reimbursements received for OOP expenses as revenue on an accrual basis. Because these additional revenues are offset by the reimbursable expenses incurred, adoption of EITF No. 01-14 did not impact income from operations or net income. Comparative financial statements for prior periods have been reclassified to comply with the new guidance. For each Segment, total revenues are reported in two categories, operating revenues (which correspond to amounts previously reported) and OOP reimbursements. OOP expenses are included in costs and expenses.

FORM 10-K

Costs and expenses

Costs and expenses include all costs, excluding depreciation and amortization, incurred by the Company to produce revenues. The Company believes that the nature of its business as well as its organizational structure, in which virtually all officers and associates have operational responsibilities, does not allow for a meaningful segregation of selling, general and administrative costs. These costs, which the Company believes to be immaterial, are also included in costs and expenses. Substantially all depreciation and amortization are directly associated with the production of revenues.

Software development and maintenance

Purchased software is recorded at cost and is amortized over the estimated economic lives of three to five years. The Company capitalizes costs for the development of internal use software, including coding and software configuration costs and costs of upgrades and enhancements in accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. These costs are amortized under the Company's current policy on a straight-line basis, depending on the nature of the project, generally over a three to ten year period.

Research and development costs for software that will be sold or licensed to third parties are expensed as incurred and consist primarily of software development costs incurred prior to the achievement of technological feasibility. The Company capitalizes software development costs for software that will be sold or licensed to third parties after the products reach technological feasibility, it has been determined that the software will result in probable future economic benefits and management has committed to funding the project. These capitalized development costs are amortized on a product-by-product basis using the greater of the amount computed by taking the ratio of current year's net revenue to current year's net revenue plus estimated future net revenues or the amount computed by the straight-line method over the estimated useful life of the product, generally three to five years. The Company evaluates the net realizable value of capitalized software development costs on a product-by-product basis. The cost of custom development that is required and funded by a specific client is charged to costs and expenses as incurred.

A portion of the Company's development costs is funded by customers through various programs, including product support and shared-cost arrangements. Amounts received under the arrangements reduce the amount of development costs either expensed or capitalized, depending on the terms of the agreement and the nature of the software being developed. Client funded software development and maintenance expenditures totaled $17.5 million, $23.3 million and $12.7 million for 2003, 2002 and 2001, respectively.

Operating costs include non-capitalizable software development and maintenance costs relating to internal proprietary systems and non-capitalizable costs for systems to be sold or licensed to third parties of approximately $139.4 million, $129.8 million and $132.0 million for the years ended December 31, 2003, 2002 and 2001, respectively. The Company capitalized $61.8 million, $45.2 million and $43.2 million of costs related to the development of internal use software and systems to be sold or licensed to third parties for the years ended December 31, 2003, 2002 and 2001, respectively. Amortization expense related to capitalized development costs totaled $31.7 million, $18.7 million and $30.4 million (includes $15.4 million of software impairments) for the years ended December 31, 2003, 2002 and 2001, respectively.

Cash equivalents

Short-term liquid investments with a maturity of three months or less are considered cash equivalents. Due to the short-term nature of these investments, carrying value approximates market value.

Transfer agency investments and deposits

The Company provides a cash management service for mutual fund transfer agency clients, whereby end of day available client bank balances for redemptions and purchases are invested by and in the name of the

Company into credit-quality money market funds. All invested balances are returned to the mutual fund transfer agency client accounts the following business day.

Inventories

Inventories are valued at average cost. Cost is determined on the specific identification or first-in, first-out basis. Inventories are comprised primarily of paper and envelope stocks.

Investments in securities

The equity method of accounting is used for companies in which the Company or its subsidiaries have at least a 20% voting interest and significant influence but do not control; the cost method of accounting is used for investments of less than 20% voting interest. Partnership and similar interests are accounted for on a flow through basis based on the Company's pro-rata ownership. Investments classified as available-for-sale securities are reported at fair value with unrealized gains and losses excluded from earnings and recorded net of deferred taxes directly to stockholders' equity as accumulated other comprehensive income. Investments in trading securities are reported at fair value with unrealized gains and losses included in earnings. Investments classified as held-to-maturity securities are recorded at amortized cost which approximates fair value.

Property and equipment

Property and equipment are recorded at cost with major additions and improvements capitalized. Cost includes the amount of interest cost associated with significant capital additions. Depreciation of buildings is recorded using the straight-line method over 15 to 40 years. Data processing equipment, data processing software, furniture, fixtures and other equipment are depreciated using straight-line and accelerated methods over the estimated useful lives, principally three to five years. Leasehold improvements are depreciated using the straight-line method over the lesser of the term of the lease or life of the improvements. The Company reviews, on a quarterly basis, its property and equipment for possible impairment. In management's opinion, no such impairment exists at December 31, 2003.

Goodwill and intangibles

Effective July 1, 2001 for goodwill and intangible assets acquired after June 30, 2001 and effective January 1, 2002 for all goodwill and intangible assets, the Company adopted, as required, Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." This statement addresses, among other things, how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Intangible assets that have finite lives will continue to be amortized over their useful lives.

The Company's initial impairment test upon adoption of SFAS No. 142 and annual impairment tests indicated that there were no impairments. The fair value of the reporting units was estimated using the expected present value of future cash flows.

Income taxes

The Company accounts for income taxes under SFAS No. 109. Deferred income tax effects of transactions reported in different periods for financial reporting and income tax return purposes are recorded by the liability method. This method gives consideration to the future tax consequences of deferred income or expense items and differences between the income tax and financial accounting statement bases of assets and liabilities and immediately recognizes changes in income tax laws upon enactment. The income statement effect is generally derived from changes in deferred income taxes on the balance sheet.

From time to time the Company enters into transactions the tax treatment of which under the Internal Revenue Code or applicable state tax laws is uncertain. The Company provides federal and/or state income taxes on such transactions in accordance with SFAS No. 5.

Customer deposits

The Company requires postage deposits from certain of its clients based on long-term contractual arrangements. The Company does not anticipate repaying in the next year amounts classified as non-current. Customer deposits are included in Other liabilities on the Company's Consolidated Balance Sheet.

Foreign currency translation

The Company's international subsidiaries use the local currency as the functional currency. The Company translates all assets and liabilities at period end exchange rates and income and expense accounts at average rates during the period. Translation adjustments are recorded in stockholders' equity and were not material at December 31, 2003 and 2002. While it is generally not the Company's practice to enter into derivative contracts, from time to time the Company and its subsidiaries do utilize forward foreign currency exchange contracts to minimize the impact of currency movements.

Earnings per share

Basic earnings per share is determined by dividing net income by the weighted average number of common shares outstanding during the year. Dilutive earnings per share is determined by including the dilutive effect of all potential common shares outstanding during the year. The Company issued convertible senior debentures (see Note 10) that if converted in the future would have a potentially dilutive effect on the Company's stock. The Series A debentures are convertible into 11.0 million shares of common stock and the Series B debentures are convertible into 6.1 million shares of common stock, subject to adjustment. Since a cash settlement is assumed for these shares, the impact has been excluded from earnings per share.

Derivative and Hedging Activities

Financial Accounting Standards Board Statement No. 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value and that the changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

Comprehensive income

The Company's comprehensive income consists of net income and unrealized gains (losses) on available-for-sale securities, net of deferred income taxes, reclassifications for net gains included in net income and foreign currency translation adjustments and is presented in the Consolidated Statement of Changes in Stockholders' Equity.

Stock-based compensation

The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations and has presented the required SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," pro forma disclosure in the table below.

At December 31, 2003, the Company had stock based compensation plans, which are described separately in Note 12. The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plans, and accordingly, no compensation cost has been recognized for the Company's fixed stock based compensation. Had compensation cost been determined consistent with SFAS No. 123, as amended by SFAS No. 148, the Company's net income would have been reduced to the following pro forma amounts:

		Year Ended December 31,		
		2003	2002	2001
Net income (millions):	As reported	$ 320.8	$ 209.0	$ 228.2
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		(30.7)	(31.5)	(27.2)
Net Income	Pro forma	$ 290.1	$ 177.5	$ 201.0
Basic earnings per share:	As reported	$ 2.80	$ 1.74	$ 1.86
	Pro forma	$ 2.53	$ 1.48	$ 1.64
Diluted earnings per share:	As reported	$ 2.77	$ 1.72	$ 1.81
	Pro forma	$ 2.50	$ 1.46	$ 1.60

The FASB added to its agenda in March 2003 to propose an accounting standard related to equity-based compensation. This standard is expected to be effective for fiscal periods beginning after December 15, 2004 (January 1, 2005 for the Company). An exposure draft is expected to be released in the first quarter of 2004 with a final standard issued in the third quarter of 2004. The accounting standard is expected to require all companies to utilize the fair value method of accounting for equity-based compensation in accordance with SFAS No. 123, as amended by SFAS No. 148. Companies can currently voluntarily adopt SFAS No. 123, using a variety of adoption methods. The Company is currently evaluating the impact of the proposed accounting standards and the adoption alternatives provided under both the current standards and the proposed standards.

3. Janus Capital Group Inc. ("Janus") Share Exchange

On December 1, 2003 the Company completed an exchange transaction with Janus (the "Janus Exchange") under which DST received from Janus 32.3 million shares of the Company's common stock (27.9% of outstanding shares) in exchange for all outstanding stock of a DST subsidiary, DST Output Marketing Services, Inc. ("OMS"), which was part of DST's Output Solutions Segment. At the time of the Janus Exchange, OMS held an operating sheet-fed offset commercial printing, graphics design, laser printing and fulfillment business and additional cash to equalize the value of the OMS operating business and the Company shares being exchanged. Based on the average closing price of the Company's common stock and Exchange Agreement terms, the exchange value used for the Company shares received in connection with the Janus Exchange was $34.50 per share. Under the terms of the Exchange Agreement, the OMS operating business had a negotiated value of $115.0 million and its assets at closing included additional cash of $999.4 million. For financial reporting purposes, 28.97 million DST shares were valued at $34.50 (representing the cash element of the Janus Exchange) while the remaining 3.33 million shares were valued at $37.97 (representing the exchange value of OMS operating business based on the closing price of the Company's common stock on December 1, 2003). Accordingly, for financial reporting purposes, the Company recognized a gain of $108.9 million from the Janus Exchange. The Janus Exchange was structured as a tax-free split off in accordance with Section 355 of the Internal Revenue Code and the Company has not made any provision in its financial statements for income taxes in connection with the transaction. OMS' operating revenues for the period January 1 through December 1, 2003 and the year ended December 31, 2002 were $61.4 million and $77.4 million, respectively. OMS' pre-tax earnings for the period January 1 through December 1, 2003 and the year ended December 31, 2002 were

$3.7 million and $4.5 million, respectively. OMS has approximately 420 employees. The Exchange Agreement subjects the Company to non-compete provisions with respect to certain business products of OMS, currently known as Capital Group Partners, Inc. d/b/a Rapid Solutions Group, for a period of five years after the December 1, 2003 transaction closing date.

The Company issued convertible debentures and entered into a new syndicated bank credit facility in order to partially finance the Janus Exchange. The debentures and syndicated bank facility are described in Note 10.

4. Recent Acquisitions

lock\line, LLC ("lock\line")

On August 2, 2002, the Company acquired lock\line for cash. lock\line provides administrative services to support insurance programs for wireless communication devices, extended warranty programs for land line telephone and consumer equipment and event based debt protection programs. lock\line is included in the Financial Services Segment.

The acquisition was accounted for as a purchase and the results of lock\line's operations are included in the Company's 2002 consolidated financial statements beginning August 2, 2002. The minimum purchase price of $190 million was paid in cash at closing and was financed by debt. There are provisions in the acquisition agreement that allow for additional consideration to be paid in cash if lock\line's revenues, as defined in the acquisition agreement, exceed certain targeted levels for 2004. Goodwill will be increased by the amount of additional consideration paid, if any.

The following table, which is based upon a valuation, summarizes the allocation of the minimum purchase price to the fair values of assets acquired and liabilities assumed at the date of the acquisition.

(in millions)	
Current assets	$ 17.7
Properties	8.1
Other non-current assets	0.5
Intangible assets	106.5
Goodwill	78.6
	211.4
Current liabilities	19.1
Non-current liabilities	2.3
Net assets acquired	$ 190.0

The intangible assets principally represent customer relationships, which are being amortized over a period ranging from 3 to 20 years.

lock\line's revenues for the years ended December 31, 2002 and 2001 were $72.3 million and $41.3 million, respectively. Assuming the acquisition had occurred January 1, 2001, the Company's consolidated revenues would have been $2,421.9 million and $2,422.0 million for the years ended December 31, 2002 and 2001, respectively. Consolidated pro forma net income and earnings per share would not have been materially different from the reported amounts for 2002 and 2001. Such unaudited pro forma amounts are not indicative of what actual consolidated results of operations might have been if the acquisition had been effective at the beginning of 2001.

Wall Street Access, LLC ("Wall Street Access")

In July 2002, the Company acquired additional interests in Wall Street Access for approximately $16 million and now has a 20% interest in Wall Street Access. DST accounts for its interest in Wall Street Access under the equity method of accounting. Wall Street Access is a provider of online brokerage services to individual traders and professional money managers.

5. EquiServe, Inc. ("EquiServe")

On March 30, 2001, DST completed the acquisition of a 75% interest in EquiServe by purchasing interests held by FleetBoston Financial ("FleetBoston") and Bank One Corporation ("Bank One"). On July 31, 2001, DST completed the acquisition of the remaining 25%, which was owned by Boston Financial Data Services, on essentially the same terms provided to FleetBoston and Bank One.

The EquiServe acquisitions were accounted for as a purchase and the results of EquiServe's operations are included in the Company's consolidated financial statements beginning March 30, 2001. The minimum purchase price of $186.7 million is to be paid in four installments. The minimum purchase price (discounted to $177.7 million for accounting purposes) has been allocated to the net assets acquired based upon their fair values as determined by a valuation. Three installment payments totaling $165.1 million have been made. The remaining minimum installment payment is $21.6 million and is payable on February 28, 2004. The remaining minimum purchase price installments can increase pursuant to a formula that provides for additional consideration to be paid in cash if EquiServe's revenues, as defined in the agreements, for the years ending 2000, 2001, 2002 and 2003 exceed certain targeted levels. Based upon management's current expectations, the Company expects to pay approximately $45 million, of which approximately $23 million will be considered contingent consideration. Goodwill will be increased by the amount of contingent consideration paid.

A restructuring provision of $15.9 million was recorded in 2001 for employee severances and supplier contract termination costs related to the Company's acquisition of EquiServe. The Company utilized $3.1 million during 2003 related to the restructuring provision. The restructuring provision for employee severance costs, which affected employees across nearly all classifications and locations, was $12.5 million relating to approximately 610 employees, which have been separated from the Company as of December 31, 2003. Contract termination costs of approximately $3.4 million relating to closed facilities were paid in 2001.

6. DST Output Restructuring

The Output Solutions Segment consolidated its operations into three primary facilities and closed certain other smaller facilities. The Segment recorded a charge associated with facility and other consolidations of $12.0 million for the year ended December 31, 2002, including $5.0 million of employee severances for approximately 475 involuntarily terminated employees across nearly all classifications and locations. Severance costs of $1.9 million and $1.4 million were paid in 2003 and 2002, respectively for approximately 395 employees, which have been separated from the Company as of December 31, 2003. Facility closure and relocation costs of $1.5 million and $3.6 million were incurred in 2003 and 2002, respectively. Leasehold write-offs and asset impairments of $0.5 million and $2.2 million were recorded during 2003 and 2002, respectively. Other period costs of $0.4 million and $1.2 million were expensed as incurred during 2003 and 2002.

7. Properties

Properties and related accumulated depreciation are as follows (in millions):

	December 31,	
	2003	2002
Land	$ 48.5	$ 38.2
Buildings	299.7	253.0
Data processing equipment	295.9	277.7
Data processing software	375.8	299.7
Furniture, fixtures and other equipment	276.7	278.1
Leasehold improvements	97.7	93.9
Construction-in-progress	88.5	36.0
	1,482.8	1,276.6
Less accumulated depreciation and amortization	835.6	751.9
Net properties	$ 647.2	$ 524.7

Depreciation expense for the years ended December 31, 2003, 2002 and 2001, was $140.7 million, $139.8 million and $139.2 million, respectively. At December 31, 2003, there were approximately $36 million of properties, which are included in the above table, under lease with a municipality.

8. Investments

Investments are as follows (in millions):

	2003 Ownership Percentage	Carrying Value December 31, 2003	Carrying Value December 31, 2002
Available-for-sale securities:			
State Street Corporation	4%	$ 666.2	$ 498.9
Computer Sciences Corporation	5%	381.8	297.4
Euronet Worldwide, Inc.	7%	34.0	14.2
Other available-for-sale securities		90.7	120.0
		1,172.7	930.5
Unconsolidated affiliates:			
Boston Financial Data Services, Inc.	50%	79.1	69.3
International Financial Data Services, U.K.	50%	9.2	9.2
International Financial Data Services, Canada	50%	16.9	14.5
Twelve Wyandotte, LLC	50%	27.3	27.6
Wall Street Access, LLC	20%	22.5	22.6
Other unconsolidated affiliates		64.4	27.2
		219.4	170.4
Other:			
Net investment in leases			1.1
Other		40.4	35.5
		40.4	36.6
Total investments		$ 1,432.5	$ 1,137.5

State Street is a financial services corporation that provides banking, trust, investment management, global custody, administration and securities processing services worldwide. The aggregate market value of the Company's investment in State Street's common stock presented above was based on the closing price on the New York Stock Exchange at the respective year end. The Company received $7.2 million, $6.1 million and $4.7 million in dividends from State Street in 2003, 2002 and 2001, respectively, which have been recorded in other income.

CSC is a global provider of outsourcing, system integration, information technology, management consulting and other professional services to industry and government. The aggregate market value of the Company's investment in CSC's common stock presented above was based on the closing price on the New York Stock Exchange at the respective year end.

Euronet Worldwide, Inc. ("Euronet") is a leading provider of secure electronic financial transaction solutions. They provide financial payment middleware, financial network gateways, outsourcing and consulting services to financial institutions, retailers and mobile phone operators. The aggregate market value of the Company's investment in Euronet's common stock presented above was based on the closing price on the NASDAQ at the respective year end.

The Company's investments in available-for-sale securities had an aggregate market value of $1,172.7 million and $930.5 million and an aggregate cost basis of $544.8 million and $586.7 million at December 31, 2003 and 2002, respectively. Gross unrealized holding gains totaled $628.4 million and $347.5 million and gross unrealized holding losses totaled $0.6 million and $3.7 million at December 31, 2003 and 2002, respectively. During 2003, 2002 and 2001, the Company received $64.7 million, $38.3 million and $57.8 million from the sale of investments in available-for-sale securities. Gross realized gains of $11.0 million, $10.1 million and $21.1 million and gross losses of $4.5 million, $9.5 million and $2.2 million, were recorded in 2003, 2002 and 2001, respectively, from available-for-sale securities. Included in the gross losses of available-for-sale securities is $4.2 million, $8.2 million and $1.9 million of investment impairments for 2003, 2002 and 2001, respectively.

The Company recognized $6.1 million, $10.3 million and $9.4 million of investment impairments for the years ended December 31, 2003, 2002 and 2001, respectively, which the Company believed were other than temporary. The impairments related primarily to investments available for sale in the Financial Services and Investments and Other Segments. A decline in a security's net realizable value that is other than temporary is treated as a loss based on quoted market value and is reflected in the Other income, net line in the statement of operations.

Boston Financial Data Services, Inc. ("BFDS") is a corporate joint venture of the Company and State Street. BFDS performs shareowner accounting services for mutual fund companies using the Company's proprietary application system for mutual fund shareowner recordkeeping, TA2000 and retirement plan recordkeeping services using TRAC. BFDS also performs remittance and proxy processing, teleservicing and class action administration services.

International Financial Data Services, U.K. ("IFDS U.K.") is a U.K. joint venture of DST and State Street. IFDS U.K. provides full and remote processing for U.K. unit trusts and related products.

International Financial Data Services, Canada ("IFDS Canada") is a corporate joint venture of the Company and State Street. DST Canada had been a wholly owned subsidiary of the Company since June 1993, but was contributed to the new joint venture in January 2001. IFDS Canada provides shareowner accounting and recordkeeping to international markets.

Equity in earnings (losses) of unconsolidated affiliates, net of income taxes provided by the unconsolidated affiliates for 2003, 2002 and 2001 and related goodwill amortization for 2001 is as follows (in millions):

	Year Ended December 31,		
	2003	2002	2001
BFDS	$ 9.7	$ 5.4	$ 3.5
IFDS U.K.	(1.7)	(1.9)	(3.5)
IFDS Canada	2.4	1.5	5.0
Other	2.1	1.5	(6.5)
	$ 12.5	$ 6.5	$ (1.5)

Certain condensed financial information of the unconsolidated affiliates follows (in millions):

	Year Ended December 31,		
	2003	2002	2001
Revenues	$ 720.5	$ 656.8	$ 631.8
Costs and expenses	693.8	646.1	632.7
Net income (loss)	26.7	10.7	(0.9)
Current assets	314.1	276.4	
Noncurrent assets	516.6	424.7	
Current liabilities	169.6	145.2	
Noncurrent liabilities	338.4	263.8	
Partners' and stockholders' equity	322.7	292.1	

The Company's unconsolidated affiliates had a carrying value of $219.4 million and $170.4 million at December 31, 2003 and 2002, respectively. The Company recognized revenues from these unconsolidated affiliates of $149.0 million, $139.2 million and $171.1 million in 2003, 2002 and 2001, respectively. The Company paid these unconsolidated affiliates $44.0 million, $25.0 million and $21.7 million in 2003, 2002 and 2001, respectively, for products, services and leases. At December 31, 2003 and 2002, the Company's unconsolidated affiliates owed the Company $59.1 million and $56.2 million, respectively, including approximately $39.3 million and $23 million of a secured commercial mortgage loan receivable at December 31, 2003 and 2002 and $12.7 million and $16.3 million of advances at December 31, 2003 and 2002, respectively. Net advances (repayments) to (from) these unconsolidated affiliates were $27.7 million, $(4.0) million and $31.6 million during 2003, 2002 and 2001, respectively. The Company owed $5.1 million and $21.1 million to unconsolidated affiliates at December 31, 2003 and 2002, respectively, including $5.0 million and $17.4 million owed to BFDS related to the EquiServe acquisition. In 2003, 2002 and 2001, the Company paid $12.7 million, $13.9 million and $14.6 million to BFDS as the third, second and first installments, respectively, related to the EquiServe acquisition.

Goodwill and other intangibles, net of accumulated amortization, of $17.4 million and $18.0 million at December 31, 2003 and 2002 is classified as part of the investments in the unconsolidated affiliates. Related amortization expense was $0.7 million, $0.4 million and $0.8 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Net investment in leases of $1.1 million at December 31, 2002 reflects the gross lease receivable from sales-type leases and the estimated residual value of the leased equipment less unearned income.

9. Goodwill and Intangibles

The following table summarizes intangible assets (in millions):

	December 31, 2003		December 31, 2002	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Customer relationships	$ 136.0	$ 13.0	$ 134.5	$ 4.6
Intellectual property				
Other	0.3	0.1	0.2	
Total	$ 136.3	$ 13.1	$ 134.7	$ 4.6

Amortization of intangible assets for the years ended December 31, 2003, 2002 and 2001 was $9.1 million, $4.2 million and $3.2 million, respectively. Annual amortization for intangible assets recorded as of December 31, 2003 is estimated at $7.6 million for each of the years 2004, 2005, 2006, 2007 and 2008.

The following tables summarizes the changes in the carrying amount of goodwill for years ended December 31, 2003 and 2002, by Segment (in millions):

	December 31, 2002	Acquisitions	Other	December 31, 2003
Financial Services	$ 245.5	$ 2.1	$ (0.3)	$ 247.3
Output Solutions	8.9		0.2	9.1
Customer Management	5.4			5.4
Investments and Other				
Total	$ 259.8	$ 2.1	$ (0.1)	$ 261.8

	December 31, 2001	Acquisitions	Other	December 31, 2002
Financial Services	$ 156.1	$ 78.6	$ 10.8	$ 245.5
Output Solutions	8.7	1.4	(1.2)	8.9
Customer Management	5.4			5.4
Investments and Other	0.3		(0.3)	
Total	$ 170.5	$ 80.0	$ 9.3	$ 259.8

Amortization of goodwill totaled $11.3 million for the year ended December 31, 2001. There was no goodwill amortization expense recorded for 2003 or 2002.

If SFAS No. 142 would have been adopted at January 1, 2001, the Company would have reported net income and basic and diluted earnings per share as follows (in millions, except per share amounts):

	Year Ended December 31, 2003	2002	2001
Reported net income	$ 320.8	$ 209.0	$ 228.2
Add amortization (net of tax)			9.4
Adjusted net income	$ 320.8	$ 209.0	$ 237.6
Basic earnings per share			
Reported net income	$ 2.80	$ 1.74	$ 1.86
Amortization (net of tax)			0.08
Adjusted net income	$ 2.80	$ 1.74	$ 1.94
Diluted earnings per share			
Reported net income	$ 2.77	$ 1.72	$ 1.81
Amortization (net of tax)			0.07
Adjusted net income	$ 2.77	$ 1.72	$ 1.88
Average common shares outstanding	114.5	120.0	122.6
Diluted shares outstanding	116.0	121.7	126.0

The Company has completed its initial impairment testing and annual impairment testing of goodwill and has concluded that no such impairment exists. The fair value of the reporting units were estimated using the expected present value of future cash flows.

10. Long-Term Debt

The Company is obligated under notes and other indebtedness as follows (in millions):

	December 31, 2003	2002
Mortgage notes	$ 130.2	$ 132.3
Convertible debentures	840.0	
Revolving credit facilities	477.1	240.3
Acquisition installments	17.4	64.1
Other		2.0
	1,464.7	438.7
Less debt due within one year	26.9	59.2
Long-term debt	$ 1,437.8	$ 379.5

The mortgage notes represent real estate borrowings due in installments with the balance due at the end of the term. Interest rates are both fixed and variable. Fixed rates range from 7.5% to 10.0% and variable rates are based on LIBOR at December 31, 2003. In September 2002, one of the Company's subsidiaries borrowed $106.4 million under mortgage notes scheduled to mature October 2009. Prepayment is allowed after the first year with a fee of 0% to 1.5% on the prepayment amount, as defined in the loan agreement. Payments are made monthly of principal and interest, based on a 15 year amortization, with interest based on the 30-day LIBOR rate. The loan is secured by real property owned by the Company.

In August 2003, the Company issued $840 million aggregate principal amount of convertible senior debentures, consisting of $540 million of 4.125% Series A convertible senior debentures due 2023 and $300 million aggregate principal amount of 3.625% Series B convertible senior debentures due 2023. The net proceeds (after expenses) of approximately $819 million were used in part in conjunction with the Janus Exchange (Note 3). Prior to closing of the Janus Exchange, the Company directed the proceeds to retire a short term bank note of $100 million and pay down revolving bank debt of $220 million, with the remainder being invested. The Series A debentures and Series B debentures bear interest at a rate of 4.125% and 3.625% per annum, respectively. Interest is payable initially in cash semiannually in arrears on February 15 and August 15, beginning February 15, 2004, until August 15, 2010 for the Series A debentures and beginning February 15, 2004 until August 15, 2008 for the Series B debentures. Beginning August 15, 2010 for the Series A debentures and August 15, 2008 for the Series B debentures, the Company will not pay regular cash interest on the debentures prior to maturity. Instead, the original principal amount of each debenture will increase daily at a rate of 4.125% per year (Series A) and 3.625% per year (Series B) to $1,700.28 and $1,714.09, respectively, which is the full accreted principal amount payable at maturity for each $1,000 original principal amount of Series A debentures and Series B debentures, respectively. The Company will pay contingent interest on the Series A debentures and Series B debentures during any six-month interest period commencing with the period from August 20, 2010 and 2008, respectively, to February 14, 2011 and 2009, respectively, and thereafter from February 15 to August 14 or August 15 to February 14, for which the average trading price of the debentures for the applicable five trading-day reference period equals or exceeds 120% of the accreted principal amount of the debentures. Beginning August 20, 2010 (Series A) and August 20, 2008 (Series B), the Company may redeem for cash all or part of the debentures at any time at a redemption price equal to the accreted principal amount of the debentures to be redeemed plus any accrued and unpaid cash interest, including contingent interest and liquidated damages, if any, to the redemption date. Debenture holders may require the Company to purchase the debentures on August 15, 2010, 2015, and 2020 (Series A) and August 15, 2008, 2013, and 2018 (Series B) at a purchase price equal to the accreted principal amount of the debentures to be purchased plus any accrued and unpaid cash interest, including contingent interest and liquidated damages, if any, to such purchase date. For purchases of Series A debentures on August 15, 2010 and for purchases of Series B debentures on August 15, 2008, the Company will pay cash. For purchases of Series A debentures on August 15, 2015 and 2020, and for purchases of Series B debentures on August 15, 2013 and 2018, the Company may elect to pay in cash, common stock or any combination thereof. The debentures are convertible under specified circumstances into shares of the Company's common stock at a conversion rate of 20.3732 shares per $1,000 principal amount of debentures (which is equal to an initial conversion price of $49.08), subject to adjustment. Upon conversion, the Company will have the right to deliver, in lieu of shares of its common stock, cash or a combination of cash and shares of common stock. The debentures if converted into common stock upon the occurrence of certain events would lead to the issuance of common stock and have a potentially dilutive effect on the Company's stock. The Company intends to settle the conversions with cash for the principal and accrued and unpaid interest and issue common stock for any conversion value amount over the principal and accrued and unpaid interest amounts.

In November 2003, the Company entered into a $650 million syndicated line of credit facility to replace its prior $315 million syndicated line of credit facility. The $650 million facility is comprised of a $400 million three-year revolving line of credit and a $250 million three-year term note and is secured by marketable securities owned by one of the Company's subsidiaries. Borrowings under the facility are available at rates based on the offshore (LIBOR), Federal Funds or prime rates. The revolving credit facility has a grid that adjusts borrowing costs up or down based upon certain coverage ratios. The grid may result in fluctuations in borrowing costs. An annual facility fee of 0.125% to 0.5% is required on the revolving credit facility. Among other provisions, the revolving credit facility limits consolidated indebtedness, subsidiary indebtedness, asset dispositions and requires minimum consolidated net worth and certain coverage ratios to be maintained. Payment of dividends and any repurchase or redemption of the Company's capital stock and/or settlement of forward equity transactions is limited in any fiscal year to an aggregate amount not to exceed 7.5% of consolidated net tangible assets. The Company could also be limited in making dividends and repurchase or redeem its capital stock and/or settle forward equity transactions based on certain net worth calculations under the Company's syndicated line of credit. In the event of default, which includes, but is not limited to, a default in performance of covenants, default in payment of principal of loans or change of control, as defined, the syndicated lenders may elect to declare the principal and interest under the syndicated line of credit as due and payable and in certain situations automatically terminate the syndicated line of credit. In the event the Company experiences a material adverse change, as defined in the revolving credit facility, the lenders may not advance additional funds under the facility. An amount of $500 million was initially drawn against this facility to partially finance the Janus Exchange.

In December 2001, the Company entered into a $285 million (increased to $315 million in February 2002 and replaced by a $650 million syndicated bank credit facility in December 2003) unsecured revolving credit facility with a syndicate of U.S. and international banks. The $315 million revolving credit facility replaced the Company's previous $125 million five year revolving credit facility and $120 million 364-day revolving credit facility.

One of the Company's subsidiaries maintains a $50 million line of credit for working capital requirements and general corporate purposes. The line of credit is scheduled to mature November 2006. Borrowings under the facility are available at rates based on the Euro dollar, Federal Funds or LIBOR rates. Commitment fees of 0.1% per annum on the unused portions are payable quarterly. Among other provisions, the agreement requires the subsidiary to maintain stockholder's equity of at least $300 million and to maintain certain interest coverage ratios. In the event of non-compliance, an event of default may occur, which could result in the loan becoming immediately due and payable. The line of credit is collateralized by certain securities held by the subsidiary and requires that the principal amount outstanding not exceed a defined borrowing base.

The acquisition installments represent the discounted remaining minimum purchase price installments for the acquisition of EquiServe (see Note 4). These installments are due at February 28, 2004 and carry an interest rate of 4.07% to 4.86%. Included in the acquisition installments is $5.0 million due to BFDS.

Future principal payments of indebtedness at December 31, 2003 are as follows (in millions):

2004	$ 26.9
2005	9.3
2006	486.2
2007	9.6
2008	10.3
Thereafter	922.4
Total	$ 1,464.7

Based upon the borrowing rates currently available to the Company and its subsidiaries for indebtedness with similar terms and average maturities, the carrying value of long-term debt, with the exception of the senior debentures, is considered to approximate fair value at December 31, 2003 and 2002. As of December 31, 2003, the market value of the Series A convertible senior debentures was approximately 119% of par value and the market value of the Series B convertible senior debentures was approximately 114% of par value.

11. Income Taxes

Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense (benefit) is generally the result of changes in the assets or liabilities for deferred taxes.

The following summarizes pretax income (in millions):

	Year Ended December 31,		
	2003	2002	2001
U.S.	$ 388.6	$ 284.7	$ 322.9
International	41.5	31.9	30.6
Total	$ 430.1	$ 316.6	$ 353.5

Provision for income taxes consists of the following components (in millions):

	Year Ended December 31, 2003	2002	2001
Current			
Federal	$ 67.7	$ 88.8	$ 100.0
State and local	3.6	12.7	7.4
International	13.8	8.7	10.0
Total current	85.1	110.2	117.4
Deferred			
Federal	16.8	(1.9)	7.3
State and local	7.4	(0.7)	0.5
International			0.1
Total deferred	24.2	(2.6)	7.9
Total provision for income taxes	$ 109.3	$ 107.6	$ 125.3

Differences between the Company's effective income tax rate and the U.S. federal income tax statutory rate are as follows (in millions):

	Year Ended December 31, 2003	2002	2001
Provision for income taxes using the statutory rate in effect	$ 150.6	$ 110.8	$ 123.7
Tax effect of:			
State and local income taxes, net	7.2	7.9	5.2
International income taxes, net	(4.7)	(1.8)	(0.7)
Earnings of U.S. unconsolidated affilaites	(3.2)	(1.5)	(1.1)
Janus nontaxable exchange	(37.0)		
Other	(3.6)	(7.8)	(1.8)
Total provision for income taxes	$ 109.3	$ 107.6	$ 125.3
Effective tax rate	25.4%	34.0%	35.4%
Statutory federal tax rate	35.0%	35.0%	35.0%

The federal and state deferred tax assets (liabilities) recorded on the Consolidated Balance Sheet are as follows (in millions):

	December 31, 2003	2002
Liabilities:		
Investments in available for sale securities	$ (368.1)	$ (262.6)
Unconsolidated affiliates and investments	(4.3)	(3.9)
Accumulated depreciation and amortization	(38.5)	(20.4)
Gross deferred tax liabilities	(410.9)	(286.9)
Assets:		
Book accruals not currently deductible for tax	16.5	35.5
Deferred compensation and other employee benefits	23.1	17.0
Other	11.6	9.9
Gross deferred tax assets	51.2	62.4
Net deferred tax liability	$ (359.7)	$ (224.5)

Prior to 1993, the Company generally did not provide deferred income taxes for unremitted earnings of certain investees accounted for under the equity method because those earnings have been and will continue to be reinvested. Beginning in 1993, pursuant to the provisions of SFAS No. 109, the Company began providing deferred taxes for unremitted earnings of U.S. unconsolidated affiliates net of the 80% dividends received deduction provided for under current tax law. Through December 31, 2003, the cumulative amount of such unremitted earnings was $101.8 million. These amounts would become taxable to the Company if distributed by the affiliates as dividends, in which case the Company would be entitled to the dividends received deduction for 80% of the dividends; alternatively, these earnings could be realized by the sale of the affiliates' stock, which would give rise to tax at federal capital gains rates and state ordinary income tax rates, to the extent the stock sale proceeds exceeded the Company's tax basis. Deferred taxes provided on unremitted earnings through December 31, 2003 and 2002 were $6.4 million and $5.4 million, respectively.

As of December 31, 2003, accumulated undistributed earnings of foreign subsidiaries were $70.2 million. The Company intends to indefinitely reinvest these earnings in the businesses of its foreign subsidiaries. As a consequence, no federal or state income taxes or foreign withholding taxes have been provided for amounts which would become payable, if any, on the distribution of such earnings. In the event of such a distribution, the Company may be able to offset, at least in part, the U.S. federal income tax consequences of such a distribution with foreign income tax credits which would become creditable as a result of such a distribution. It is not practicable for the Company to determine the income tax it would incur, if any, if such earnings were distributed.

Prior to the Company's initial public offering in November 1995, DST joined with Kansas City Southern ("KCS") in filing a consolidated U.S. Corporation Income tax return. All tax years prior to and including the tax year ended December 31, 1992 have closed. IRS examinations of the tax years ended through November 6, 1995 have been completed with the resolution of disputed matters arising from the examination of those years presently pending at the Appellate level of the IRS. As a result of having been a member of the KCS and subsidiaries U.S. consolidated income tax return, the Company is contingently liable for taxes of any member of the consolidated group, should KCS be unable to pay any such tax liability. The Company believes the likelihood is remote it will incur a liability as a result of this contingency.

From and after November 7, 1995, the Company began filing a consolidated return with its subsidiaries. The IRS completed its examination of the tax years ended December 31, 1995 and 1996 during the year and the related assessments have been settled. An IRS examination of the tax years ended December 31, 1999, 2000 and 2001 is currently in progress. Should the IRS propose adjustments to these returns, management believes it has adequate tax reserves to provide for any additional income tax expense, which might result therefrom, as well as to provide for interest, which might arise from additional tax assessments, if any.

In connection with the examination of the Company's 2000 tax return, the IRS is examining a transaction the Company consummated in that year. At the time the Company completed the transaction, the tax treatment under the Internal Revenue Code was uncertain, and as a consequence, the Company recorded a reserve for income taxes of $13 million, the amount of income taxes the Company would be required to pay if the IRS disallowed the reported treatment of the transaction. If the IRS accepts the manner in which the Company has reported this transaction in its return, the Company will reverse the income tax liability of $13 million previously provided for this matter, with a corresponding reduction of income tax expense.

The Company has filed refund claims for research and experimentation credits for the tax years 1988 through 2001 aggregating $11.6 million. The IRS has examined and preliminarily denied the Company's claims for the years 1988 through 1992. The IRS plans to conduct an examination of the 1993 through 2001 years and may deny these claims as well. In light of the uncertainty related to the realization of any tax benefit related to these claims, no benefit has been reported in the Company's accompanying financial statements for federal income tax refunds which could be received in the event of a favorable outcome of these claims. To the extent refunds are received, such amounts will be reported as reductions of income tax expense when realized.

As discussed in Note 3, the Company consummated a reorganization with Janus pursuant to which the Company distributed its wholly owned subsidiary, DST Output Marketing Services, Inc. ("OMS") in a transaction which the Company has accounted for as a tax-free reorganization based on two separate tax opinions (the Tax Opinions) concerning the transaction. The Tax Opinions are not binding on the IRS. As a result, it is possible that the IRS could take a position, which is contrary to the Tax Opinions. If the IRS were to take such a contrary position and prevail, then DST could be required to recognize a gain on the Janus Exchange as if DST sold the OMS shares for fair market value to Janus. DST estimates, that under those circumstances, it would recognize a tax gain of approximately $104 million and would incur federal and state income tax liabilities of approximately $42 million. The Company has not provided income taxes in connection with the possibility that the transaction may not be viewed as a tax-free reorganization by the IRS.

12. Stockholders' Equity

Earnings per share

The computation of basic and diluted earnings per share is as follows (in millions, except per share amounts):

	Year Ended December 31,		
	2003	2002	2001
Net income	$ 320.8	$ 209.0	$ 228.2
Average common shares outstanding	114.5	120.0	122.6
Incremental shares from assumed conversions of stock options	1.5	1.7	3.4
Diluted shares outstanding	116.0	121.7	126.0
Basic earnings per share	$ 2.80	$ 1.74	$ 1.86
Diluted earnings per share	$ 2.77	$ 1.72	$ 1.81

Shares from options to purchase shares of common stock that were excluded from the diluted earnings per share calculation because they were anti-dilutive totaled 7.0 million, 6.3 million and 2.1 million for the years ended December 31, 2003, 2002 and 2001, respectively. The Company issued convertible senior debentures (see Note 10) that if converted in the future would have a potentially dilutive effect on the Company's stock. The Series A debentures are convertible into 11.0 million shares of common stock and the Series B debentures are convertible into 6.1 million shares of common stock, subject to adjustment. Since a cash settlement is assumed for these shares, the impact has been excluded from earnings per share.

Other comprehensive income (loss)

Components of other comprehensive loss consist of the following (in millions):

	Year Ended December 31,		
	2003	2002	2001
Unrealized gains (losses) on investments:			
Unrealized holding gains (losses) arising during the period	$ 290.4	$ (336.5)	$ (169.9)
Less reclassification adjustments for net gains included in net income	(6.2)	(0.4)	(15.2)
Foreign currency translation adjustments	13.5	8.1	(1.7)
Deferred income taxes	(110.9)	131.6	72.3
Other comprehensive income (loss)	$ 186.8	$ (197.2)	$ (114.5)

Components of the related tax provision of other comprehensive income consists of the following (in millions):

	Year Ended December 31,		
	2003	2002	2001
Unrealized gains (losses) on investments:			
Unrealized holding gains (losses) arising during the period	$ 108.3	$ (131.4)	$ (66.4)
Less reclassification adjustments for gains included in net income	(2.6)	(0.2)	(5.9)
Deferred income taxes	$ 110.9	$ (131.6)	$ (72.3)

Stock repurchases

Under previously announced stock repurchase programs, the Company expended $142.3 million for approximately 4.2 million shares, $99.7 million for approximately 2.5 million shares and $250.3 million for approximately 6.8 million shares in 2003, 2002 and 2001, respectively. The purchase of the shares was financed from cash flows from operations and borrowings under the Company's syndicated line of credit. The shares purchased will be utilized for the Company's stock award, employee stock purchase and stock option programs and for general corporate purposes. At December 31, 2003, the Company had 2.2 million shares remaining to be purchased under these programs and had purchased 20.1 million shares since the programs commenced.

The 32.3 million shares of the Company's common stock received from the Janus Exchange were covered under a separate authorization and were not part of the Company's existing authorized programs. Under terms of the Company's November 2003 syndicated line of credit, which was issued in connection with the financing of the Janus Exchange, the 32.3 million shares were retired and contractually required not to be reissued during the term of the credit facility. This has the effect of reducing the Company's authorized capital from 300 million to 267.7 million shares.

The Company's prior stock repurchase program expired on February 29, 2004. On February 26, 2004, the Company's Board of Directors authorized a new stock repurchase plan. The new plan allows (but does not require) the repurchase of up to 6 million shares of Company common stock in open market and private transactions during the period beginning March 1, 2004 through February 28, 2007.

The Company entered into forward stock purchase agreements for the repurchase of its common stock as a means of securing potentially favorable prices for future purchases of its stock. During 2003, 2002 and 2001, and included in the numbers set forth in the preceding paragraph, the Company purchased 3.7 million shares for $128.5 million, 0.6 million shares for $26.5 million and 5.4 million shares for $182.8 million, respectively, under these agreements. At December 31, 2003 the Company was not a party to any forward stock purchase agreements.

The Company had 11.5 million and 8.0 million shares of common stock held in treasury at December 31, 2003 and 2002, respectively.

Stock option plans

At December 31, 2003, the Company had several stock based compensation plans, which are described separately below. The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plans, and accordingly, no compensation cost has been recognized for the Company's fixed stock based compensation.

The weighted average fair value of options granted was $10.28, $11.48 and $16.66 for 2003, 2002 and 2001, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2003, 2002 and 2001, respectively: expected option term of 3.2, 3.2 and 3.1 years, volatility of 42.7%, 44.0% and 42.4%, dividend yield of 0% and risk-free interest rate of 2.1%, 2.6% and 3.8%.

In September 1995, the Company established the 1995 Stock Option and Performance Award Plan, which now provides for the availability of 30,000,000 shares of the Company's common stock for grant of awards to officers, directors and other designated employees. The awards may take the form of an option, stock appreciation right, limited right, performance share or unit, dividend equivalent, or any other right, interest or option relating to shares of common stock granted under the plan. The option prices must be at least equal to the fair market value of the underlying shares on the date of grant. Options become exercisable and expire as determined by the Compensation Committee of the Board of Directors at the date of grant.

Summary stock option activity is presented in the table below (shares in millions):

	Year Ended December 31,					
	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at January 1	16.6	$ 37.02	11.9	$ 36.06	12.3	$ 25.91
Granted	0.8	32.62	7.7	35.35	4.0	51.30
Exercised	(0.5)	23.66	(2.5)	24.88	(4.3)	20.59
Forfeited	(0.3)	41.86	(0.5)	49.17	(0.1)	56.99
Outstanding at December 31	16.6	$ 37.15	16.6	$ 37.02	11.9	$ 36.06
Exercisable at December 31	9.7	$ 37.77	6.2	$ 33.92	6.9	$ 25.84

Summary information concerning outstanding and exercisable stock options as of December 31, 2003 follows:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices per share	Weighted Average Number of Options (in millions)	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price per share	Number of Options (in millions)	Exercise Price per share
$ 10.00 - $ 12.99	0.4	1.8	$ 10.50	0.4	$ 10.50
13.00 - 22.99	0.4	3.4	15.47	0.4	15.47
23.00 - 29.99	3.4	6.0	28.01	3.0	28.04
30.00 - 39.99	5.7	8.7	32.04	1.4	32.39
40.00 - 49.99	4.5	7.4	44.74	2.6	44.40
50.00 - 59.99	1.0	6.9	55.45	0.8	55.86
60.00 - 68.30	1.1	7.1	60.42	1.0	60.36
74.06 - 74.06	0.1	6.9	74.06	0.1	74.06
$ 10.00 - $ 74.06	16.6	7.3	$ 37.15	9.7	$37.77

Stock purchase plans

The 2000 DST Systems, Inc. Employee Stock Purchase Plan ("ESPP") provides the right to subscribe to 2.0 million shares of common stock to substantially all employees of the Company and participating subsidiaries, except those whose customary employment is less than 20 hours per week or is five months or less per calendar year, or those who are 5% or greater stockholders of DST. The purchase price for shares under any stock offering is to be 85% of the average market price on either the exercise date or the offering date, whichever is lower. Approximately 0.3 million shares were issued under the ESPP in 2003. At December 31, 2003, there were approximately 1.0 million shares available for future offerings. The fair value of purchase rights granted in 2003, 2002 and 2001 was $7.98, $9.06 and $13.26, respectively. The fair value of purchase rights granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2003, 2002 and 2001, respectively: expected option term of 1.0, 1.0 and

1.0 year, volatility of 32.6%, 44.5% and 44.2%, dividend yield of 0% and risk-free interest rate of 1.3%, 1.3% and 3.0%.

Rights plan

The Company is party to a Stockholders' Rights Agreement (the "Rights Plan") dated as of October 6, 1995, and amended as of July 9, 1998, September 10, 1999 and September 25, 2001. Each share of the Company's common stock held of record on October 18, 1995 (when KCS was then the sole stockholder of the Company) and all shares of common stock issued in and subsequent to the Company's initial public offering has received one Right. Each Right entitles its holder to purchase 1/1000th share of preferred stock of the Company, or in some circumstances, other securities of the Company. In certain circumstances, the Rights entitle their holders to purchase shares in a surviving entity or its affiliates resulting from transactions in which the Company is not the surviving entity or disposes of more than 50% of the Company's assets or earnings power.

The Rights, which are automatically attached to common stock, are not exercisable or transferable separately from shares of common stock until ten days following the earlier of an announcement that a person or group (an "Acquiring Person"), has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of the Company's common stock, or ten days following the commencement or announcement of any person's intention to make a tender offer or exchange offer that would result in ownership of 15% or more of the outstanding common stock, unless the Board of Directors sets a later date in either event. The Rights attached to the stock of an Acquiring Person become void. Janus Capital Group Inc. ("JCG") (formerly Stilwell Management, Inc.), which holds approximately 9% of the outstanding shares of the Company's common stock, and certain entities affiliated with JCG are in certain circumstances excluded from the definition of an "Acquiring Person" under the Rights Plan.

The Rights Plan is intended to encourage a potential acquiring person to negotiate directly with the Board of Directors, but may have certain anti-takeover effects. The Rights Plan could significantly dilute the interests in the Company of an Acquiring Person. The Rights Plan may therefore have the effect of delaying, deterring or preventing a change in control of the Company.

13. Benefits Plans

The Company sponsors defined contribution plans that cover domestic and non-domestic employees following the completion of an eligibility period. Employer contributions under these plans totaled $33.0 million, $30.8 million and $30.3 million in 2003, 2002 and 2001, respectively.

EquiServe sponsored defined contribution and defined benefit cash balance plans covering substantially all employees following the completion of the eligibility period. The EquiServe defined contribution plans were frozen on December 31, 2001, and EquiServe employees began participating in the DST sponsored defined contribution plans on January 1, 2002. The defined contribution plans provided for employer contributions based primarily on employee participation and were made at the discretion of the Board of Directors. Total expense under the defined contribution plans was $1.7 million for the nine months ended December 31, 2001. The EquiServe defined benefit cash balance plan, which was terminated in 2002, provided for each eligible employee's cash balance account to be credited a percentage of the employee's compensation based on years of service. At December 31, 2001, the defined benefit plan had an accumulated benefit obligation of $7.5 million and fair value of plan assets of $7.4 million, resulting in an accrued liability of $0.1 million. Net periodic pension cost was approximately $2.2 million for the nine months ended December 31, 2001. The key weighted average assumptions for 2001 was a discount rate of 7.25%, an expected rate of return on plan assets of 9.0% and a salary scale of 5.0%.

The Company has active and non-active non-qualified deferred compensation plans for senior management, certain highly compensated employees and directors. The active plans permit participants to defer a portion of their compensation and may provide additional life insurance benefits until termination of their employment, at which time payment of amounts deferred is made in a lump sum or annual installments. Deferred amounts earn interest at a rate determined by the Board of Directors or are credited with deemed gains or losses of the underlying hypothetical investments. Amounts deferred under the plans totaled approximately $34.3 million, $27.5 million and $26.9 million at December 31, 2003, 2002 and 2001, respectively.

14. Supplemental Cash Flow Information

Supplemental disclosure of cash flow information (in millions):

	Year Ended December 31,		
	2003	2002	2001
Interest paid during the year	$ 13.9	$ 7.9	$ 8.0
Income taxes paid during the year	103.3	74.3	69.0

15. Commitments and Contingencies

The Company has future obligations under certain operating leases and software license agreements. The operating leases, which include facilities, data processing and other equipment, have lease terms ranging from 1 to 14 years excluding options to extend the leases for various lengths of time. Rental expense from operating leases was $68.6 million, $76.1 million and $70.2 million for the years ended December 31, 2003, 2002 and 2001, respectively. Certain leases have clauses that call for the annual rents to be increased during the term of the lease. Such lease payments are expensed on a straight-line basis. The Company leases certain facilities from unconsolidated real estate affiliates and incurred occupancy expenses of $5.5 million, $5.3 million and $5.8 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company has letters of credit of $7.7 million, $13.6 million and $8.0 million for the years ended December 31, 2003, 2002 and 2001, respectively. The letters of credit are secured by the Company's debt facility.

The Company has entered into agreements with certain officers whereby upon defined circumstances constituting a change in control of the Company, certain benefit entitlements are automatically funded and such officers are entitled to specific cash payments upon termination of employment.

The Company has established trusts to provide for the funding of corporate commitments and entitlements of Company officers, directors, employees and others in the event of a change in control of the Company. Assets held in such trusts at December 31, 2003 were not significant.

The Company and its subsidiaries are involved in various legal proceedings arising in the normal course of their businesses. While the ultimate outcome of these legal proceedings cannot be predicted with certainty, it is the opinion of management, after consultation with legal counsel, that the final outcome in such proceedings, in the aggregate, would not have a material adverse effect on the consolidated financial condition or results of operations of the Company.

The Company has entered into an agreement to guarantee 50% of a $2.2 million construction loan of a 50% owned joint venture. The construction loan expires in June 2004.

The Company has entered into an agreement to guarantee 49% of a $2.2 million mortgage loan of a 50% owned real estate joint venture. The mortgage loan expires in March 2004.

The Company has entered into an agreement to guarantee, on a joint and several basis, up to $10.0 million related to a $60.0 million construction loan for a 50% owned real estate joint venture. The $60 million loan expires on December 31, 2005. At December 31, 2003 total borrowings on the loan were $1.8 million.

The Company and State Street have each guaranteed 50% of a lease obligation of IFDS U.K., which requires IFDS U.K. to make annual rent payments of approximately $3.6 million through 2017, for its use of a commercial office building. The commercial office building is owned by a wholly owned affiliate of IFDS Canada and was financed with a $19.5 million mortgage from a bank. The loan has a floating interest rate based upon LIBOR and fully amortizes over the 15 year term. To fix the rate of borrowing costs, the IFDS Canada affiliate entered into a 15 year interest rate hedge agreement with the same bank. The interest rate hedge, which has an initial notional amount value of approximately $19.5 million and scheduled reductions that coincide with the scheduled principal payments for the mortgage loan, was entered into for the purpose of fixing the borrowing costs of the mortgage at approximately 6.3%. The Company and State Street have each guaranteed 50% of the amounts of the interest rate hedge obligations. The Company would pay 50% of the total amount to close out of the hedge, which is approximately $0.3 million.

The Company's 50% owned joint ventures are generally governed by shareholder or partnership agreements. The agreements generally entitle the Company to elect one-half of the directors to the board in the case of corporations and to have 50% voting/managing interest in the case of partnerships.

The agreements generally provide that the Company or the other party has the option to establish a price payable in cash, or a promise to pay cash, for all of the other's ownership in the joint venture and to submit an offer, in writing, to the other party to sell to the other party all of its ownership interests in the joint venture or to purchase all ownership interests owned by the other party at such offering price. The party receiving the offer generally has a specified period of time to either accept the offer to purchase, or to elect to purchase the offering party's stock at the offering price. The Company cannot estimate the potential aggregate offering price that it could be required to receive or elect to pay in the event this option becomes operable, however the amount could be material.

The following table sets forth the Company's contractual cash obligations including minimum rentals for the non-cancelable term of all operating leases and obligations under software license agreements (in millions):

	Debt	Operating Leases	Software License Agreements	Total
2004	$ 26.9	$ 55.2	$ 45.4	$ 127.5
2005	9.3	36.0	27.1	72.4
2006	486.2	31.8	11.4	529.4
2007	9.6	25.6		35.2
2008	10.3	13.4		23.7
Thereafter	922.4	31.6		954.0
Total	$ 1,464.7	$ 193.6	$ 83.9	$ 1,742.2

Debt includes mortgage notes, convertible debentures, revolving credit facilities, acquisition installments and other debt described in Note 10 above.

The Company's other commercial commitments are as follows (in millions):

	Standby Letters of Credit	Guarantees	Total
2004	$ 7.7	$ 3.9	$ 11.6
2005		1.4	1.4
2006		1.4	1.4
2007		1.4	1.4
2008		1.4	1.4
Thereafter		12.6	12.6
Total	$ 7.7	$ 22.1	$ 29.8

In addition to the guarantees entered into mentioned above, the Company has also guaranteed certain obligations of certain joint ventures under service agreements entered into by the joint ventures and their customers. The amount of such obligations is not stated in the agreements. Depending on the negotiated terms of the guaranty and/or on the underlying service agreement, the Company's liability under the guaranty may be subject to time and materiality limitations, monetary caps and other conditions and defenses.

In certain instances in which the Company licenses proprietary systems to customers, the Company gives certain warranties and infringement indemnities to the licensee, the terms of which vary depending on the negotiated terms of each respective license agreement, but which generally warrant that such systems will perform in accordance with their specifications. The amount of such obligations is not stated in the lease agreements. The Company's liability for breach of such warranties may be subject to time and materiality limitations, monetary caps and other conditions and defenses.

From time to time, the Company enters into agreements with unaffiliated parties containing indemnification provisions, the terms of which vary depending on the negotiated terms of each respective agreement. The amount of such obligations is not stated in the agreements. The Company's liability under such indemnification provisions may be subject to time and materiality limitations, monetary caps and other conditions and defenses. Such indemnity obligations include the following:

The Company has entered into purchase and service agreements with its vendors, and consulting agreements with providers of consulting services to the Company, pursuant to which the Company has agreed to indemnify certain of such vendors and consultants, respectively, against third party claims arising from the Company's use of the vendor's product or the services of the vendor or consultant.

In connection with the acquisition or disposition of subsidiaries, operating units and business assets by the Company, the Company has entered into agreements containing indemnification provisions, the terms of which vary depending on the negotiated terms of each respective agreement, but which are generally described as follows: (i) in connection with acquisitions made by the Company, the Company has agreed to indemnify the seller against third party claims made against the seller relating to the subject subsidiary, operating unit or asset and arising after the closing of the transaction, and (ii) in connection with dispositions made by the Company, the Company has agreed to indemnify the buyer against damages incurred by the buyer due to the buyer's reliance on representations and warranties relating to the subject subsidiary, operating unit or business assets in the disposition agreement if such representations or warranties were untrue when made, or due to any breach of the representations, warranties, agreements or covenants contained in the agreement.

The Company has entered into agreements with certain third parties, including banks and escrow agents, that provide software escrow, fiduciary and other services to the Company or to its benefit plans or customers. Under such agreements, the Company has agreed to indemnify such service providers for third party claims relating to the carrying out of their respective duties under such agreements.

The Company has entered into agreements with lenders providing financing to the Company pursuant to which the Company agrees to indemnify such lenders for third party claims arising from or relating to such financings. In connection with real estate mortgage financing, the Company has entered into environmental indemnity agreements in which the Company has agreed to indemnify the lenders for any damage sustained by the lenders relating to any environmental contamination on the subject properties.

In connection with the acquisition or disposition of real estate by the Company, the Company has entered into real estate contracts containing indemnification provisions, the terms of which vary depending on the negotiated terms of each respective contract, but which are generally described as follows: (i) in connection with acquisitions by the Company, the Company has agreed to indemnify the seller against third party claims made against the seller arising from the Company's on-site inspections, tests and investigations of the subject property made by the Company as part of its due diligence and against third party claims relating to the operations on the subject property after the closing of the transaction, and (ii) in connection with dispositions by the Company, the Company has agreed to indemnify the buyer for damages incurred by the buyer due to the buyer's reliance on representations and warranties relating to the subject property made by the Company in the real estate contract if such representations or warranties were untrue when made and against third party claims relating to operations on the subject property prior to the closing of the transaction.

In connection with the leasing of real estate by the Company, as landlord and as tenant, the Company has entered into occupancy leases containing indemnification provisions, the terms of which vary depending on the negotiated terms of each respective lease, but which are generally described as follows: (i) in connection with leases in which the Company is the tenant, the Company has agreed to indemnify the landlord against third party claims relating to the Company's occupancy of the subject property, including claims arising from loss of life, bodily injury and/or damage to property thereon, and (ii) in connection with leases in which the Company is the landlord, the Company has agreed to indemnify the tenant against third party claims to the extent occasioned wholly or in part by any negligent act or omission of the Company or arising from loss of life, bodily injury and/or damage to property in or upon any of the common areas or other areas under the Company's control.

At December 31, 2003, the Company had not accrued any liability on the aforementioned guarantees or indemnifications as they relate to future performance criteria or indirect indebtedness of others in accordance with FIN 45.

16. Segment and Geographic Information

The Company has several operating business units that offer sophisticated information processing and software services and products. These business units are reported as three operating Segments (Financial Services, Output Solutions and Customer Management). In addition, investments in equity securities and certain financial interests and the Company's real estate subsidiaries and affiliates have been aggregated into an Investments and Other Segment. The Company evaluates the performance of its Segments based on income before income taxes, non-recurring items and interest expense. Intersegment revenues are reflected at rates prescribed by the Company and may not be reflective of market rates. Summarized financial information concerning the Segments is shown in the following tables (in millions):

	Year Ended December 31, 2003					
	Financial Services	Output Solutions	Customer Management	Investments/ Other	Eliminations	Consolidated Total
Operating revenues	$ 1,049.6	$ 483.5	$ 180.2	$ 11.6	$	$ 1,724.9
Intersegment operating revenues	10.9	50.6		48.2	(109.7)	
Out-of-pocket reimbursements	126.8	589.8	61.5	0.5	(87.2)	691.4
Total revenues	1,187.3	1,123.9	241.7	60.3	(196.9)	2,416.3
Costs and expenses	835.0	1,076.0	207.3	37.0	(196.9)	1,958.4
Depreciation and amortization	95.1	36.0	6.5	12.8		150.4
Income from operations	257.2	11.9	27.9	10.5		307.5
Other income, net	9.0	4.4		14.7		28.1
Gain on Janus Exchange		108.9				108.9
Equity in earnings of unconsolidated affiliates	12.2			0.3		12.5
Earnings before interest and income taxes	$ 278.4	$ 125.2	$ 27.9	$ 25.5	$	$ 457.0

	Year Ended December 31, 2002					
	Financial Services	Output Solutions	Customer Management	Investments/ Other	Eliminations	Consolidated Total
Operating revenues	$ 961.4	$ 507.7	$ 177.5	$ 11.3	$	$ 1,657.9
Intersegment operating revenues	9.4	60.1		43.5	(113.0)	
Out-of-pocket reimbursements	143.9	606.6	64.4	0.6	(89.6)	725.9
Total revenues	1,114.7	1,174.4	241.9	55.4	(202.6)	2,383.8
Costs and expenses	776.1	1,113.1	214.5	35.6	(202.6)	1,936.7
Depreciation and amortization	85.7	38.2	7.3	12.6		143.8
Income (loss) from operations	252.9	23.1	20.1	7.2		303.3
Other income, net	6.4	3.7	0.1	10.0		20.2
Equity in earnings of unconsolidated affiliates	5.9			0.6		6.5
Earnings (losses) before interest and income taxes	$ 265.2	$ 26.8	$ 20.2	$ 17.8	$	$ 330.0

	Year Ended December 31, 2001					
	Financial Services	Output Solutions	Customer Management	Investments/ Other	Eliminations	Consolidated Total
Operating revenues	$ 898.9	$ 547.7	$ 198.7	$ 10.7	$	$ 1,656.0
Intersegment operating revenues	4.9	60.0		29.4	(94.3)	
Out-of-pocket reimbursements	143.6	607.3	69.1	0.4	(95.7)	724.7
Total revenues	1,047.4	1,215.0	267.8	40.5	(190.0)	2,380.7
Costs and expenses	750.1	1,107.0	236.9	23.8	(190.0)	1,927.8
Depreciation and amortization	74.9	42.5	32.4	9.6		159.4
Income from operations	222.4	65.5	(1.5)	7.1		293.5
Other income, net	9.3	2.4		24.5		36.2
Gain on sale of PAS	32.8					32.8
Equity in earnings (losses) of unconsolidated affiliates	(1.1)			(0.4)		(1.5)
Earnings before interest and income taxes	$ 263.4	$67.9	$ (1.5)	$ 31.2	$	$ 361.0

Earnings before interest and income taxes in the segment reporting information above less interest expense of $26.9 million, $13.4 million and $7.5 million for the years ended December 31, 2003, 2002 and 2001, respectively, is equal to the Company's income before income taxes on a consolidated basis for the corresponding year.

Information concerning the revenues of principal geographic areas is as follows (in millions):

	Year Ended December 31,		
	2003	2002	2001
Revenues (1):			
U.S.	$ 2,213.2	$ 2,209.5	$ 2,222.5
U.K.	110.2	94.2	69.1
Canada	24.0	15.6	16.3
Australia	23.5	21.4	22.9
Thailand	5.1	3.9	2.1
Brazil	4.9	2.8	2.3
Japan	4.4	4.3	3.1
South Africa	4.4	3.6	3.7
Hong Kong	3.6	4.6	5.9
Netherlands	3.1	4.8	5.0
France	3.0	2.6	4.1
Singapore	1.3	1.3	1.3
Switzerland	1.3	1.7	2.3
New Zealand	1.2	1.3	1.2
Spain	1.1	1.6	3.9
Others	12.0	10.6	15.0
	$ 2,416.3	$ 2,383.8	$ 2,380.7

(1) Revenues are attributed to countries based on location of the client.

Information concerning total assets by reporting segment is as follows (in millions):

	Year Ended December, 31	
	2003	2002
Financial Services	$ 1,729.2	$ 1,475.8
Output Solutions	313.7	308.9
Customer Management	132.0	139.5
Investments and Other	1,393.6	1,188.6
Eliminations	(369.9)	(368.6)
	$ 3,198.6	$ 2,744.2

Information concerning the long-lived assets of principal geographic areas is as follows (in millions):

	Year Ended December, 31	
	2003	2002
Long-lived assets:		
U. S.	$ 611.7	$ 496.8
U.K.	74.3	42.1
Canada	5.1	4.2
Others	8.2	7.8
	$ 699.3	$ 550.9

17. Quarterly Financial Data (Unaudited)

(in millions, except per share amounts):

		Year Ended December 31, 2003				
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Operating revenues		$ 431.7	$ 431.0	$ 413.8	$ 448.4	$ 1,724.9
Out-of-pocket reimbursements		188.1	186.0	155.9	161.4	691.4
Total revenues		619.8	617.0	569.7	609.8	2,416.3
Cost and expenses		507.3	506.6	457.8	486.7	1,958.4
Depreciation and amortization		35.1	36.6	37.0	41.7	150.4
Income from operations		77.4	73.8	74.9	81.4	307.5
Interest expense		(3.4)	(3.1)	(7.8)	(12.6)	(26.9)
Other income (loss), net		4.2	5.9	8.5	9.5	28.1
Gain on Janus Exchange					108.9	108.9
Equity in earnings (losses) of unconsolidated affiliates		(0.3)	3.7	4.4	4.7	12.5
Income before income taxes		77.9	80.3	80.0	191.9	430.1
Income taxes		26.5	27.3	27.1	28.4	109.3
Net income		$ 51.4	$ 53.0	$ 52.9	$ 163.5	$ 320.8
Basic average shares outstanding		119.4	118.7	115.7	104.5	114.5
Basic earnings per share		$ 0.43	$ 0.45	$ 0.46	$ 1.56	$ 2.80 (1)
Diluted average shares outstanding		120.9	119.6	117.3	106.2	116.0
Diluted earnings per share		$ 0.43	$ 0.44	$ 0.45	$ 1.54	$ 2.77 (1)
Common stock price ranges:	High	$ 38.19	$ 39.50	$ 40.51	$ 41.90	$ 41.90
	Low	$ 24.30	$ 26.67	$ 35.01	$ 35.65	$ 24.30

(1) Earnings per share are computed independently for each of the quarters presented. Accordingly, the accumulation of 2003 quarterly earnings per share may not equal the total computed for the year.

	Year Ended December 31, 2002				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Operating revenues	$ 426.6	$ 402.9	$ 405.5	$ 422.9	$ 1,657.9
Out-of-pocket reimbursements	194.3	177.4	172.5	181.7	725.9
Total revenues	620.9	580.3	578.0	604.6	2,383.8
Cost and expenses	507.0	475.4	465.9	488.4	1,936.7
Depreciation and amortization	32.6	33.6	36.4	41.2	143.8
Income from operations	81.3	71.3	75.7	75.0	303.3
Interest expense	(2.8)	(2.9)	(3.7)	(4.0)	(13.4)
Other income, net	8.1	10.4	3.9	(2.2)	20.2
Equity in earnings (losses) of unconsolidated affiliates	2.5	2.6	1.5	(0.1)	6.5
Income before income taxes	89.1	81.4	77.4	68.7	316.6
Income taxes	30.3	27.7	26.3	23.3	107.6
Net income	$ 58.8	$ 53.7	$ 51.1	$ 45.4	$ 209.0
Basic average shares outstanding	120.6	120.2	119.9	119.5	120.0
Basic earnings per share	$ 0.49	$ 0.45	$ 0.43	$ 0.38	$ 1.74 (2)
Diluted average shares outstanding	122.6	122.1	121.8	120.5	121.7
Diluted earnings per share	$ 0.48	$ 0.44	$ 0.42	$ 0.38	$ 1.72
Common stock price ranges: High	$ 50.01	$ 50.50	$ 43.95	$ 38.60	$ 50.50
Low	$ 40.84	$ 43.00	$ 29.47	$ 24.37	$ 24.37

(2) Earnings per share are computed independently for each of the quarters presented. Accordingly, the accumulation of 2002 quarterly earnings per share may not equal the total computed for the year.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

As of the end of the fiscal year for which this annual report on Form 10-K is filed, the Company's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures (i) are effective for recording, processing, summarizing and reporting, within the time periods specified in the Securities and Exchange Commission's rules and forms, the information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934, and (ii) include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. There has been no change in the Company's internal control over financial reporting that occurred during the last fiscal quarter of the fiscal year for which this annual report on Form 10-K is filed that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 10. Directors and Executive Officers of the Company

The Company has incorporated by reference certain information in response or partial response to the Items under this Part III of this Annual Report on Form 10-K pursuant to General Instruction G (3) of this Form 10-K and Rule 12b-23 under the Exchange Act. The Company's definitive proxy statement in connection with its annual meeting of stockholders scheduled for May 11, 2004 (the "Definitive Proxy Statement"), will be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2003.

(a) Directors of the Company

The information set forth in response to Item 401 of Regulation S-K under the headings "Proposal-Election of Two Directors" and "The Board of Directors" in the Company's Definitive Proxy Statement is hereby incorporated herein by reference in partial response to this Item 10.

(b) Executive Officers of the Company

The information set forth in response to Item 401 of Regulation S-K under the heading "Executive Officers and Significant Employees of the Company" in Part I of this Form 10-K is incorporated herein by reference in partial response to this Item 10.

(c) Compliance with Section 16(a) of the Exchange Act

The information set forth in response to Item 405 of Regulation S-K under the heading "Other Matters-Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Definitive Proxy Statement is hereby incorporated herein by reference in partial response to this Item 10.

(d) Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the "Code of Ethics") that applies to directors, officers (including, among others, the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) and employees. The Company has posted its Code of Ethics on its Internet website at www.dstsystems.com. The Company will also post on this Internet website any amendments to, or waivers from, a provision of its Code of Ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions as required by applicable rules and regulations.

Item 11. Executive Compensation

The information set forth in response to Item 402 of Regulation S-K under "The Board of Directors - Compensation of Directors" and under "Executive Compensation Matters" in the Company's Definitive Proxy Statement (other than the "DST Compensation Committee Report on Executive Compensation" and the "Stock Performance Graph") is hereby incorporated herein by reference in response to this Item 11.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information set forth in response to Item 403 of Regulation S-K under the heading "Principal Stockholders and Stockholdings of Management" in the Company's Definitive Proxy Statement is hereby incorporated herein by reference in response to this Item 12.

The Company has no knowledge of any arrangement the operation of which may at a subsequent date result in a change of control of the Company.

The following table provides information as of December 31, 2003 about the Company's common stock that may be issued upon the exercise of options, warrants and rights, as well as shares of restricted stock and other shares of the Company's common stock issued under all of the Company's existing equity compensation plans, and the number of securities remaining available for issuance under those equity compensation plans which have a specified number of shares available for issuance.

Equity Compensation Plan Information

	A	B	C
Plan Category	Number of securities to be issued upon exercise of options, warrants and rights outstanding as of December 31, 2003	Weighted average exercise price of outstanding options, warrants and rights shown in column A	Number of securities remaining available for issuance as of December 31, 2003 under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by shareholders	16,664,762 [1]	$38.357 [1,2]	3,259,448 [3]
DST Systems, Inc. 2000 Employee Stock Purchase Plan ("ESPP")	See Note 4	See Note 4	1,026,094 [5]
Equity compensation plans not approved by shareholders [5]	See Note 6	See Note 6	See Note 6

[1] The number shown does not include:

- Options to purchase DST common stock outstanding as a result of options assumed by the Company issued under several option plans of USCS International, Inc. ("USCS"), which is currently named DST Systems of California, Inc. The Company acquired DST Systems of California, Inc. on December 21, 1998. The number of securities that could be issued upon the exercise of USCS assumed options outstanding as of December 31, 2003 was 159,996, and the weighted average exercise price of such options is $13.1928. As the Company assumed only USCS options, not the USCS option plans, no securities remained available for issuance under such plans after December 21, 1998.

- Restricted DST common stock issued under the DST Systems, Inc. 1995 Stock Option and Performance Award Plan. The number of shares of restricted stock that have issued under the plan as of December 31, 2003 is 448,377.

- Securities to be issued under the DST Systems, Inc. 2000 Employee Stock Purchase Plan ("ESPP"). Information on the ESPP, which was approved by stockholders, is shown separately in Note 4.

[2] Column A includes securities to be issued at a future date as deferred compensation in connection with the elimination of the reload feature of stock options. Although the shares have not yet issued, this number includes the fair market value of such shares as of December 16, 2003, which is the date the deferred compensation was determined.

[3] These are the shares available for issuance in connection with the granting of options (incentive stock options and non-qualified stock options), stock appreciation rights, limited rights, performance shares, performance units, dividend equivalents, restricted stock, common stock, or any other right, interest or option relating to shares of the DST Systems, Inc. common stock granted pursuant to the provisions of DST's 1995 Stock Option and Performance Award Plan.

[4] December 31, 2003 was the purchase date of stock for ESPP plan year 2003; therefore, as of such date, no options were outstanding. The purchase price for the 2003 plan year was $31.42, and the total number of shares purchased on December 31, 2003 was 267,636.

[5] The number shown is the number available for issuance subsequent to the December 31, 2003 ESPP purchase date.

[6] The references in this row are to the DST Systems, Inc. 1991 Stock Bonus Plan ("Anniversary Plan"). The Anniversary Plan provides for the awarding of shares of DST common stock to employees of the Company and its domestic subsidiaries and certain joint ventures in recognition of years of services rendered to the Company or its subsidiaries and joint ventures. Employees are awarded five shares for five years of services, ten shares for ten years of service and so forth in five-year increments through fifty years of service, with 275 being the maximum number of shares that may be issued to any one participant. The Anniversary Plan does not contain a maximum number of available shares. The number of shares that ultimately will issue depends on the number of employee participants who reach anniversaries while the plan is in effect. For anniversaries reached during 2003, 11,835 shares were issued, and the average grant price was $36.51.

Item 13. Certain Relationships and Related Transactions

The information set forth in response to Item 404 of Regulation S-K under the heading "The Board of Directors – Compensation Committee Interlocks and Insider Participation; Certain Business Relationships" in the Company's Definitive Proxy Statement is incorporated herein by reference in response to this Item 13.

Item 14. Principal Accountant Fees and Services

The information set forth in response to Item 9(e) of Schedule 14A under the heading "Audit Matters – DST's Independent Accountants" in the Company's Definitive Proxy Statement is incorporated herein by reference in response to this Item 14.

Part IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) List of Documents filed as part of this Report

(1) Consolidated Financial Statements

The consolidated financial statements and related notes, together with the report of PricewaterhouseCoopers LLP, appear in Part II Item 8 Financial Statements and Supplementary Data of this Form 10-K.

The consolidated financial statements consist of the following:

- Consolidated Balance Sheets as of December 31, 2003 and 2002;
- Consolidated Statement of Income for the three years ended December 31, 2003;
- Consolidated Statement of Changes in Stockholders' Equity for the three years ended December 31, 2003;
- Consolidated Statement of Cash Flows for the three years ended December 31, 2003.

(2) Consolidated Financial Statement Schedules

All schedules have been omitted because they are not applicable, are insignificant or the required information is shown in the consolidated financial statements or notes thereto.

(3) List of Exhibits

The Company has incorporated by reference herein certain exhibits as specified below pursuant to Rule 12b-32 under the Exchange Act.

2. Plan of acquisition, reorganization, arrangement, liquidation or succession

2 The Company's Agreement and Plan of Merger, dated September 2, 1998 by and among DST Systems, Inc., DST Acquisitions, Inc. and USCS International, Inc, which is attached as Exhibit 2 to the Company's Registration Statement on Form S-4 dated November 20, 1998, (Registration File No. 333-67611) ("S-4"), is hereby incorporated by reference as Exhibit 2.

3. Articles of Incorporation and by-laws

3.1 The Company's Amended Delaware Certificate of Incorporation, as restated ("Certificate"), which is attached as Exhibit 3.1 to the Company's Registration Statement on Form S-1 filed on September 1, 1995, as amended (Registration No. 33-96526) (the "IPO Registration Statement"), is hereby incorporated by reference as Exhibit 3.1.

3.1.1 The Company's Certificate of Amendment of Certificate of Incorporation dated May 9, 2000, which is attached as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q dated May 15, 2000 (Commission File No. 1-14036), is hereby incorporated by reference as Exhibit 3.1.1.

3.2 The Company's Amended and Restated By-laws as amended and restated February 26, 2004, which is attached as Exhibit 4.7 to the Company's Post-Effective Amendment No. 2 to the Registration Statement on Form S-3 (Registration File No. 333-109130), is hereby incorporated by reference as Exhibit 3.2.

4. Instruments defining the rights of security holders, including indentures

4.1 The Registration Rights Agreement dated October 24, 1995, between Kansas City Southern ("KCS"; formerly Kansas City Southern Industries, Inc.) and the Company ("KCS Registration Rights Agreement"), which is attached as Exhibit 4.1 to the Company's IPO Registration Statement, is hereby incorporated by reference as Exhibit 4.1.

4.1.1 The First Amendment dated June 30, 1999 to the KCS Registration Rights Agreement, which amendment is attached as Exhibit 4.15.1 to the Company's Quarterly Report on Form 10-Q dated August 13, 1999, (Commission File No. 1-14036), is hereby incorporated by reference as Exhibit 4.1.1.

4.1.2 The Assignment, Consent and Acceptance dated August 11, 1999 pertaining to the KCS Registration Rights Agreement and among the Company, KCS, and Stilwell Financial, Inc. (now Janus Capital Group Inc.), which is attached as Exhibit 4.15.2 to the Company's Quarterly Report on Form 10-Q dated August 13, 1999 (Commission File No. 1-14036), is hereby incorporated by reference as Exhibit 4.1.2.

4.2 The Certificate of Designations dated October 16, 1995, establishing the Series A Preferred Stock of the Company, which is attached as Exhibit 4.3 to the Company's IPO Registration Statement, is hereby incorporated by reference as Exhibit 4.2.

4.3 The summary of the preferred stock purchase rights set forth in the Company's Registration Statement on Form 8-A dated November 15, 1995 in connection with the listing of the preferred stock purchase rights on the New York Stock Exchange (the "Form 8-A") (Commission File No. 1-14036), and the related Rights Agreement dated as of October 6, 1995, between the Company and State Street Bank and Trust Company, as rights agent ("Rights Agreement"), which is attached as Exhibit 4.4 to the Company's IPO Registration Statement, are hereby incorporated by reference as Exhibit 4.3.

4.3.1 The First Amendment dated as of July 9, 1998 to the Rights Agreement, which amendment is attached as Exhibit 99 to Form 8-A12B/A, Amendment No. 1, dated July 30, 1998 (Commission File No. 1-14036), to the Form 8-A, is hereby incorporated by reference as Exhibit 4.3.1.

4.3.2 The Second Amendment dated as of September 10, 1999 to the Rights Agreement, which amendment is attached as Exhibit 99 to Form 8-A12B/A, Amendment No. 2, dated September 27, 1999 (Commission File No. 1-14036), to the Form 8-A, is hereby incorporated by reference as Exhibit 4.3.2.

4.3.3 The Third Amendment dated as of September 25, 2001 to the Rights Agreement, which amendment is attached as Exhibit 99 to Form 8-A12B/A, Amendment No. 3, dated November 26, 2001 (Commission File No. 1-14036), to the Form 8-A, is hereby incorporated by reference as Exhibit 4.3.3.

4.3.4 The Assignment, Acceptance and Consent dated as of November 7, 2001 and among the Company, State Street Bank and Trust Company, and EquiServe Trust Company, N.A., and pertaining to the Rights Agreement, which is attached as Exhibit 4.3.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (Commission File No. 1-14036), is hereby incorporated by reference as Exhibit 4.3.4.

4.4 The Registration Rights Agreement dated October 31, 1995, between the Company and UMB Bank, N.A. ("UMB") as trustee of The Employee Stock Ownership Plan of DST Systems, Inc., which is attached as Exhibit 4.4 to the Company's Annual Report for the year ended December 31, 1995 (Commission File No. 1-14036), is hereby incorporated by reference as Exhibit 4.4.

4.5 The description of the Company's common stock, par value $0.01 per share, set forth in the Company's Registration Statement on Form 8-A dated October 30, 1995 (Commission File No. 1-14036), as amended by the Form 8-A12B/A, Amendment No. 1, dated March 14, 2003 (Commission File No. 1-14036), is hereby incorporated by reference as Exhibit 4.5.

4.6 Paragraphs fourth, fifth, sixth, seventh, tenth, eleventh, and twelfth of Exhibit 3.1, as amended by Exhibit 3.1.1, are hereby incorporated by reference as Exhibit 4.6.

4.7 Article I, Sections 1, 2, 3, and 11 of Article II, Article V, Article VIII, Article IX of Exhibit 3.2 are hereby incorporated by reference as Exhibit 4.7.

4.8 The Affiliate Agreement with James C. Castle, dated October 28, 1998, which is attached as Exhibit 4.10 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (Commission File No. 1-14036), is hereby incorporated by reference as Exhibit 4.8.

4.9 The Indenture, dated as of August 12, 2003, between DST and JPMorgan Chase Bank, as Trustee, under which the debentures were issued, which is attached as Exhibit 4.1 to DST's Current Report on Form 8-K filed on August 13, 2003 (Commission File No. 1-14036), is hereby incorporated by reference as Exhibit 4.9.

4.10 The Registration Rights Agreement, dated as of August 12, 2003, between DST and Citigroup Global Markets Inc. and Banc of America Securities LLC, as representatives of the several initial purchasers in connection with the private offering of the debentures, which is attached as Exhibit 4.5 to DST's Current Report on Form 8-K filed on August 13, 2003 (Commission File No. 1-14036), is hereby incorporated by reference as Exhibit 4.10.

4.11 The global securities for DST's 4.125% Series A Convertible Senior Debentures due 2023 in the amounts of $500,000,000 and $40,000,000, respectively, which are attached as Exhibits 4.2 and 4.3, respectively, to DST's Current Report on Form 8-K filed on August 13, 2003 (Commission File No. 1-14036), are hereby incorporated by reference as Exhibit 4.11.

4.12 The global security for DST's 3.625% Series B Convertible Senior Debentures due 2023 in the amount of $300,000,000, which is attached as Exhibit 4.4 to DST's Current Report on Form 8-K filed on August 13, 2003 (Commission File No. 1-14036), is hereby incorporated by reference as Exhibit 4.12.

4.13 Irrevocable and Continuing Proxy by Janus Capital Group Inc. ("Janus") dated December 1, 2003 which is attached as Exhibit 99(B) to the Schedule 13D, Amendment No. 5, filed by Janus on December 10, 2003, is hereby incorporated by reference as Exhibit 4.13.

4.14 Credit Agreement, dated as of November 24, 2003, among DST, West Side Investments, Inc., Bank of America, N.A. and the other lenders party thereto, is attached hereto as Exhibit 4.14.

The Company agrees to furnish to the Commission a copy of any long-term debt agreements that do not exceed 10 percent of the total assets of the Company upon request.

9. Voting Trust Agreement

Not applicable.

10. Material Contracts

10.1 The Agreement between State Street Boston Financial Corporation and Data-Sys-Tance dated June 1, 1974 ("State Street Agreement"), which is attached as Exhibit 10.14 to the Company's IPO Registration Statement, is hereby incorporated by reference as Exhibit 10.1.

10.1.1 The Amendment dated October 1, 1987 to the State Street Agreement, which amendment is attached as Exhibit 10.14.1 to the Company's IPO Registration Statement, is hereby incorporated by reference as Exhibit 10.1.1.

10.1.2 The Amendment dated February 6, 1992 to the State Street Agreement, which amendment is attached as Exhibit 10.3.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (Commission File No. 1-14036), is hereby incorporated by reference as Exhibit 10.1.2. Portions of this agreement are subject to confidential treatment.

10.2 The Agreement among the Company, Financial Holding Corporation, KCS and Argus Health Systems, Inc. dated June 30, 1989, which is attached as Exhibit 10.16 to the Company's IPO Registration Statement, is hereby incorporated by reference as Exhibit 10.2.

10.3 The Stock Transfer Restriction and Option Agreement between the Company, Argus Health Systems, Inc. and Financial Holding Corporation dated June 30, 1989, which is attached as Exhibit 10.16.1 to the Company's IPO Registration Statement, is hereby incorporated by reference as Exhibit 10.3.

10.4 The Company's Executive Plan, effective as of October 31, 1995 and terminated effective December 31, 1995, which is attached as Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995 (Commission File No. 1-14036), is hereby incorporated by reference as Exhibit 10.4.

10.5 The Company's Executive Incentive Plan as amended and restated as of December 16, 2003 is attached hereto as Exhibit 10.5.

10.6 The Company's Supplemental Executive Retirement Plan effective January 1, 1999 as amended and restated as of May 14, 2002, which is attached as Exhibit 10.6 to the Company's Form 10-Q dated August 14, 2002 (Commission File No. 1-14036), is hereby incorporated by reference as Exhibit 10.6.

10.7 The Company's Directors' Deferred Fee Plan, amended and restated as of February 26, 2002, which is attached as Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (Commission File No. 1-14036), is hereby incorporated by reference as Exhibit 10.7.

10.8 The Boston EquiServe, L.P. Deferred Compensation Plan, dated as of January 1, 1995, which is attached as Exhibit 10.10 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (Commission File No. 1-14036), is hereby incorporated by reference as Exhibit 10.8.

10.9 The form of Trust Agreement between the Company as settlor and UMB as Trustee dated December 31, 1987, with amendments through November 1, 1995 ("Officer Trust"), which is attached as Exhibit 10.20 to the Company's IPO Registration Statement, is hereby incorporated by reference as Exhibit 10.9.

10.9.1 The Eighth Amendment dated December 31, 1998 to the Officer Trust, which amendment is attached as Exhibit 10.16.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (Commission File No. 1-14036), is hereby incorporated by reference as Exhibit 10.9.1.

10.9.2 The Ninth Amendment dated December 11, 2001 to the Officer Trust which is attached as Exhibit 10.11.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (Commission File No. 1-14036), is hereby incorporated by reference as Exhibit 10.9.2.

10.10 The Employment Agreement between the Company and Thomas A. McDonnell dated as of January 1, 2001, which is attached as Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (Commission File No. 1-14036), is hereby incorporated by reference as Exhibit 10.10.

10.11 The Employment Agreement between the Company and Thomas A. McCullough dated as of January 1, 2001, which is attached as Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (Commission File No. 1-14036), is hereby incorporated by reference as Exhibit 10.11.

10.11.1 Amendment to the Employment Agreement between the Company and Thomas A. McCullough dated as of February 26, 2004, is attached hereto as Exhibit 10.11.1.

10.12 The Employment Agreement between the Company and Charles W. Schellhorn, dated April 1, 1992, as amended October 9, 1995, which is attached as Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (Commission File No. 1-14036), is hereby incorporated by reference as Exhibit 10.12.

10.13 The USCS International, Inc. 1996 Directors' Stock Option Plan (the "USCS Directors' Option Plan") dated as of April 18, 1996, which is attached as Exhibit 10.5 to USCS International, Inc.'s Registration Statement on Form S-1 (Registration No. 333-3842) dated May 29, 1996, is hereby incorporated by reference as Exhibit 10.13. *

10.13.1 The First Amendment dated February 22, 1998, to the USCS Directors' Option Plan, which amendment is attached as Exhibit 4.6.2 to the Company's Registration Statement on Form S-8 dated March 2, 1999 (Registration No. 333-73241), is hereby incorporated by reference as Exhibit 10.13.1. *

10.14 The USCS International, Inc. 1988 Incentive Stock Option Plan ("the 1988 USCS Option Plan") dated July 1, 1988, as amended and restated as of March 5, 1997, which is attached as Exhibit 4.6.1 to the Company's Registration Statement on Form S-8 dated December 21, 1998 (Registration No. 333-69393), is hereby incorporated by reference as Exhibit 10.14. *

10.14.1 The Amendment dated January 22, 1998, to the 1988 USCS Option Plan, which amendment is attached as exhibit 4.6.2 to the Company's Registration Statement on Form S-8 dated December 21, 1998 (amendment Registration No. 333-69393), is hereby incorporated by reference as Exhibit 10.14.1. *

10.15 The USCS International, Inc. 1990 Stock Option Plan ("the 1990 USCS Option Plan") dated December 31, 1990, as amended and restated as of March 5, 1997, which is attached as Exhibit 4.7.1 to the Company's Registration Statement on Form S-8 dated December 21, 1998 (Registration No. 333-69393), is hereby incorporated by reference as Exhibit 10.15. *

10.15.1 The Amendment dated January 22, 1998, to the 1990 USCS Option Plan, which amendment is attached as exhibit 4.7.2 to the Company's Registration Statement on Form S-8 dated December 21, 1998 (Registration No. 333-69393), is hereby incorporated by reference as Exhibit 10.15.1. *

10.16 The USCS International, Inc. 1993 Incentive Stock Option Plan ("the 1993 USCS Option Plan") dated May 18, 1993, as amended and restated as of March 5, 1997, which is attached as Exhibit 4.8.1 to the Company's Registration Statement on Form S-8 dated December 21, 1998 (Registration No. 333-69393), is hereby incorporated by reference as Exhibit 10.16. *

10.16.1 The Amendment dated January 22, 1998, to the 1993 USCS Option Plan, which amendment is attached as exhibit 4.8.2 to the Company's Registration Statement on Form S-8 dated December 21, 1998 (Registration No. 333-69393), is hereby incorporated by reference as Exhibit 10.16.1. *

10.17 The USCS International, Inc. 1996 Stock Option Plan ("the 1996 USCS Option Plan") dated April 12, 1996, which is attached as Exhibit 4.9.1 to the Company's Registration Statement on Form S-8 dated December 21, 1998 (Registration No. 333-69393), is hereby incorporated by reference as Exhibit 10.17. *

10.17.1 The Amendment dated July 25, 1996, to the 1996 USCS Option Plan, which amendment is attached as Exhibit 4.9.2 to the Company's Registration Statement on Form S-8 dated December 21, 1998 (Registration No. 333-69393), is hereby incorporated by reference as Exhibit 10.17.1. *

10.17.2 The Amendment dated January 23, 1997, to the 1996 USCS Option Plan, which amendment is attached as Exhibit 4.9.3 to the Company's Registration Statement on Form S-8 dated December 21, 1998 (Registration No. 333-69393), is hereby incorporated by reference as Exhibit 10.17.2. *

10.17.3 The Amendment dated January 22, 1998, to the 1996 USCS Option Plan, which amendment is attached as Exhibit 4.9.4 to the Company's Registration Statement on Form S-8 dated December 21, 1998 (Registration No. 333-69393), is hereby incorporated by reference as Exhibit 10.17.3. *

10.18 The Company's 1995 Stock Option and Performance Award Plan, amended and restated as of May 14, 2002, which is attached as Exhibit 4.1 to the Company's Registration Statement on Form S-8 dated May 15, 2002 (Registration No. 333-88288), is hereby incorporated by reference as Exhibit 10.18.

10.19 The Employment Agreement between the Company and J. Michael Winn, dated June 23, 1993, which is attached as Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999 (Commission File No. 1-14036), is hereby incorporated by reference as Exhibit 10.19.

10.20 Agreement for Purchase and Sale of Partnership Interests, dated December 7, 2000, among the Company, Fleet National Bank, BancBoston Services, Inc. and DST EquiServe, Inc., which is attached as Exhibit 10.28 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 (Commission File No. 1-14036), is hereby incorporated by reference as Exhibit 10.20. Portions of this agreement are subject to confidential treatment.

10.21 Agreement for Purchase and Sale of Partnership Interests, dated December 7, 2000, among the Company, First Chicago Trust Company of New York, FCTC General, Inc. and DST EquiServe, Inc., which is attached as Exhibit 10.29 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 (Commission File No. 1-14036), is hereby incorporated by reference as Exhibit 10.21. Portions of this agreement are subject to confidential treatment.

10.22 Share Exchange Agreement dated August 25, 2003 by and among the Company, DST Output Marketing Services, Inc. and Janus Capital Group Inc., which is attached as Appendix A to the Company's Definitive Proxy Statement for the Special meeting of Stockholders on November 28, 2003 (Commission File No. 1-4036), is hereby incorporated by reference as Exhibit 10.22.

* The agreements and the amendments thereto are included as exhibits only to the extent that they are incorporated into the option agreements assumed by the Company with its acquisition of USCS.

11. **Statement re computation of per share earnings**

Not applicable.

12. Statements re computation of ratios

12.1 The Computation of Ratio of Earnings to Fixed Charges prepared pursuant to Item 601 (b)(12) of Regulation S-K is attached to this Form 10-K as Exhibit 12.1.

13. Annual report to security holders, Form 10-Q or quarterly report to security holders

Not applicable.

16. Letter re change in certifying accountant

Not applicable.

18. Letter re change in accounting principles

Not applicable.

21. Subsidiaries of the Company

The list of the Company's significant subsidiaries is attached hereto as Exhibit 21.1.

22. Published report regarding matters submitted to vote of security holders

Not applicable.

23. Consents of experts and counsel

The consent of PricewaterhouseCoopers LLP is attached hereto as Exhibit 23.1.

24. Power of attorney

Not applicable.

31. Rule 13a-14(a) Certifications

31.1 Certification of Thomas A. McDonnell, Chief Executive Officer of Registrant is attached hereto as Exhibit 31.1.

31.2 Certification of Kenneth V. Hager, Chief Financial Officer of Registrant is attached hereto as Exhibit 31.2.

32. Section 1350 Certifications

Certification Pursuant to 18 U.S.C. Section 1350 of Thomas A. McDonnell, Chief Executive Officer of Registrant and Kenneth V. Hager, Chief Financial Officer of Registrant is attached hereto as Exhibit 32.

Exhibit 32 shall not be deemed "filed" for the purposes of or otherwise subject to the liabilities under Section 18 of the Securities Exchange Act of 1934 and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act of 1933.

99. Additional exhibits

Not applicable.

(b) Reports on Form 8-K during the last calendar quarter

The Company furnished a Current Report on Form 8-K dated October 22, 2003, under Items 7 and 12 of such form, reporting the announcement of financial results for the quarter ended September 30, 2003.

The Company furnished a Current Report on Form 8-K dated November 10, 2003, under Item 11 of such form, reporting the notice to its directors and officers of temporary suspension of trading under certain of the Company's benefit plans.

The Company furnished a Current Report on Form 8-K/A on November 18, 2003, under Item 11 of such form, reporting the notice to its directors and officers of temporary suspension of trading under certain of the Company's benefit plans.

The Company filed a Current Report on Form 8-K dated November 24, 2003, under Items 5 and 7 of such form, reporting that the Company had entered into a $650 million syndicated bank credit facility.

The Company filed a Current Report on Form 8-K dated November 28, 2003, under Items 5 and 7 of such form, reporting the approval by the Company's shareholders of a share exchange agreement among the Company, DST Output Marketing Services, Inc. and Janus Capital Group Inc.

The Company filed a Current Report on Form 8-K dated December 1, 2003, under Items 5 and 7 of such form, reporting the closing of the share exchange transaction among the Company, DST Output Marketing Services, Inc. and Janus Capital Group Inc.

The Company filed a Current Report on Form 8-K dated December 12, 2003, under Items 5 and 7 of such form, reporting organizational changes.

The Company filed a Current Report on Form 8-K on December 16, 2003, under Items 2 and 7 of such form, reporting the disposition of assets and pro forma financial information in connection with the share exchange transaction among the Company, DST Output Marketing Services, Inc. and Janus Capital Group Inc.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DST Systems, Inc.

By: /s/ Thomas A. McDonnell
Thomas A. McDonnell
President, Principal Executive Officer, Chief Executive Officer and Director

Dated: February 26, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities indicated on February 26, 2004.

/s/ A. Edward Allinson
A. Edward Allinson
Director

/s/ Thomas A. McDonnell
Thomas A. McDonnell
President, Principal Executive Officer, Chief Executive Officer and Director

/s/ Michael G. Fitt
Michael G. Fitt
Director

/s/ Thomas A. McCullough
Thomas A. McCullough
Executive Vice President, Chief Operating Officer and Director

/s/ William C. Nelson
William C. Nelson
Director

/s/ Kenneth V. Hager
Kenneth V. Hager
Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)

/s/ Travis E. Reed
Travis E. Reed
Director

/s/ Gregg Wm. Givens
Gregg Wm. Givens
Vice President and Chief Accounting Officer (Principal Accounting Officer)

/s/ M. Jeannine Strandjord
M. Jeannine Strandjord
Director

Index to Exhibits

The following Exhibits are attached hereto. * See Part IV of this Annual Report on Form 10-K for a complete list of exhibits.

Exhibit Number	Document
4.14	Credit Agreement, dated as of November 24, 2003, among DST, West Side Investments, Inc., Bank of America, N.A. and the other lenders party thereto.
10.5	The Company's Executive Incentive Plan as amended and restated as of December 16, 2003
10.11.1	Amendment to the Employment Agreement between the Company and Thomas A. McCullough dated as of February 26, 2004
12.1	Computation of Ratio of Earnings to Fixed Charges
21.1	Subsidiaries of the Company
23.1	Consent of Independent Accountants
31.1	Certification of Thomas A. McDonnell, Chief Executive Officer of Registrant
31.2	Certification of Kenneth V. Hager, Chief Financial Officer of Registrant
32	Certification Pursuant to 18 U.S.C. Section 1350 of Thomas A. McDonnell, Chief Executive Officer of Registrant and Kenneth V. Hager, Chief Financial Officer of Registrant

---

* The above exhibits are not included in this Form 10-K, but are on file with the Securities and Exchange Commission.

DST SYSTEMS

333 West 11th Street
Kansas City, MO 64105

DST SYSTEMS, INC.

NOTICE AND PROXY STATEMENT

for

Annual Meeting of Stockholders

Tuesday, May 11, 2004

YOUR VOTE IS IMPORTANT!

Please vote by telephone or the Internet as described on the Voting Card or mark, date and sign the card and promptly return it in the envelope provided.

PROXY STATEMENT

Mailing of this Notice and Proxy Statement, the accompanying Voting Card and the 2003 Annual Report commenced on or about March 31, 2004.

PROXY STATEMENT

DST Systems, Inc.

333 West 11th Street
Kansas City, Missouri 64105

Proxy Statement
and
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
MAY 11, 2004

You are hereby notified of and cordially invited to attend the Annual Meeting of Stockholders of DST Systems, Inc., a Delaware corporation ("DST"), to be held at the offices of DST Systems, Inc., 333 West 11th Street, 3rd Floor, Kansas City, Missouri, at 10:30 a.m., Central Time, on Tuesday, May 11, 2004, to consider and vote upon the following matters:

1. Election of two directors;
2. Amendment of the DST Certificate of Incorporation to Increase Authorized Capital Stock; and
3. Such other matters which are now unknown to DST as may properly be brought before the Annual Meeting or any adjournment thereof.

The Board of Directors has set the close of business on March 12, 2004 as the record date for determining which stockholders are entitled to notice of and to vote at this meeting or any adjournment thereof. A list of such stockholders will be available during the Annual Meeting for examination by any stockholder for any purpose germane to the meeting and will be available during regular business hours at the corporate offices of DST, 333 West 11th Street, Kansas City, Missouri, for the 10-day period prior to the Annual Meeting.

It is important that your shares be represented at the meeting. Please vote your shares, regardless of whether you plan to attend the Annual Meeting. You may cast your votes by telephone or through the Internet as described on the Voting Card. Alternatively, please date the Voting Card, sign it and promptly return it in the envelope provided, which requires no postage if mailed in the United States.

If you own shares registered in the name of a broker, you should receive a card from the broker on which you may direct the broker to vote such shares. Please promptly complete the card and return it to the broker.

Any stockholder or stockholder's representative who may need special assistance or accommodation to participate in the Annual Meeting because of a disability should contact DST's Corporate Secretary at the above address, or by phone at (816) 435-4636. To provide DST sufficient time to arrange for reasonable assistance, please submit all such requests by May 1, 2004.

By Order of the Board of Directors,

Randall D. Young

Randall D. Young
Vice President, General Counsel and Secretary

The date of this Notice is March 31, 2004.

PROXY STATEMENT

DST Systems, Inc.
333 West 11th Street
Kansas City, Missouri 64105

PROXY STATEMENT

Contents

PROXY STATEMENT

This Proxy Statement is being mailed on or about March 31, 2004, to holders at the close of business on March 12, 2004 (the "Record Date") of a total of 84,378,840 shares (the number outstanding as of the Record Date) of the common stock ("DST Common Stock") of DST Systems, Inc. ("DST"). DST Common Stock has a par value of $.01 per share, and is the only outstanding class of voting securities of DST. Stockholders on the Record Date are entitled to vote on the proposals to be presented by the DST Board of Directors (the "DST Board") at the Annual Meeting of Stockholders to be held at 10:30 a.m. Central Time, on Tuesday, May 11, 2004, at the principal executive offices of DST Systems, Inc. ("DST"), 333 West 11th Street, 3rd Floor, Kansas City, Missouri 64105 ("Annual Meeting"). The DST Board is soliciting your vote on the proposals and is also furnishing you with the Annual Report to Stockholders and Form 10-K of DST for the year ended December 31, 2003 ("Annual Report").

VOTING

Proposals. At the Annual Meeting the DST Board intends to present the election of two directors and amendment of DST's Certificate of Incorporation (the "DST Certificate") to increase the authorized capital stock. The DST Board knows of no other matters that will be presented or voted on at the Annual Meeting. Stockholders do not have any dissenters' rights of appraisal in connection with the proposals.

Quorum. In order for any proposal to be approved at the Annual Meeting, a quorum of DST stockholders must be present at the meeting, either in person or through a proxy, regardless of whether such stockholders vote their shares. The presence in person or by proxy of the holders of a majority of the shares of DST Common Stock outstanding on the Record Date constitutes a quorum. All shares of DST Common Stock held through a broker or other nominee that votes at least some of the shares are generally considered present at the Annual Meeting.

Tabulation of Votes. Each stockholder may cast one vote for each share of DST Common Stock held by such stockholder on the Record Date on all matters to be voted on at the Annual Meeting except that stockholders may vote cumulatively for directors. In other words, each stockholder may cast a number of votes equal to the number of shares of DST Common Stock held by such stockholder on the Record Date multiplied by the number of directors to be elected, and the stockholder may cast all such votes for a single nominee or distribute them among the nominees as the stockholder chooses. This Proxy Statement solicits discretionary authority to vote cumulatively for the election of directors, and the accompanying Voting Card as well as a telephone or Internet vote grants such authority. The directors are elected by a plurality of the shares voted by the stockholders. The plurality is determined by reference to the number of votes for each director nominee, and where, as here, there are two vacancies for director, the two nominees with the highest number of affirmative votes are elected. Votes respecting the election of directors may be cast in favor or withheld; votes that are withheld will be excluded entirely from the vote and will have no effect. Broker non-votes (which occur when a broker has not received directions from customers, and the broker cannot or does not vote the customers' shares) will have no effect on a proposal to elect directors.

A majority of the outstanding shares on the Record Date is required to amend the DST Certificate to increase the authorized capital stock. The percentage of shares that have been voted for such proposal is determined by dividing the affirmative votes by the total number of outstanding shares on the Record Date.

On any proposal other than the election of directors, the percentage of shares required to be voted for the proposal depends on the proposal. For most proposals, the affirmative vote of a majority of the shares represented at the meeting in person or by proxy and entitled to vote on the subject matter is required for the adoption of the proposal. The percentage of shares that have been affirmatively voted for a proposal is determined by dividing the affirmative votes by the total of the number of shares voted for the proposal, the number of shares voted against the proposal, the number of shares abstained from voting on the proposal, and broker non-votes. In other words, abstentions and broker non-votes will have the effect of votes against a proposal.

How Stockholders Vote. Stockholders holding DST Common Stock on the Record Date in their own names ("Record Holders"), persons who participate in certain benefit plans* of DST or its subsidiaries and indirectly hold DST Common Stock on the Record Date through such plans ("Plan Participants"), and investors holding DST Common Stock on the Record Date through a broker or other nominee ("Broker Customers") may vote such stock as follows:

DST Common Stock Held of Record. Record Holders may only vote their shares of DST Common Stock if they or their proxies are present at the Annual Meeting. Record Holders, through the Voting Card or through Internet or telephone voting, may appoint as their proxy the Proxy Committee, which consists of officers of DST whose names are listed on the Voting Card. The Proxy Committee will vote as specified by the stockholders (either on the Voting Card or through Internet or telephone voting) all shares of DST Common Stock for which it is the proxy. A Record Holder desiring to name as proxy someone other than the Proxy Committee may do so by crossing out the names of the Proxy Committee members on the Voting Card and inserting the full name of such other person. In that case, the Record Holder must sign the Voting Card and deliver it to the person named, and the person named must be present and vote at the Annual Meeting. If a stockholder does not specify when voting (either on the Voting Card or through Internet or telephone voting) how the shares of DST Common Stock represented thereby are to be voted, the Proxy Committee intends to vote such shares (a) for the election of the persons nominated by the DST Board to be directors ("Board Nominees"), (b) for amendment of the DST Certificate to increase authorized capital stock, and (c) in accordance with the discretion of the Proxy Committee upon such other matters as may properly come before the Annual Meeting.

DST Common Stock Held Under the Plans. Plan Participants may, by using the Voting Card, Internet or telephone voting, instruct the trustee of the Plans how to vote the shares allocated to the respective participant accounts. The trustee will vote all shares allocated to the accounts of Plan Participants as instructed by such participants. With respect to any shares of DST Common Stock not allocated to Plan accounts or for which Plan Participants have not given instructions to the trustee, the trustee must vote such shares in the same proportion as those shares for which it received instructions. The trustee may vote Plan shares either in person or through a proxy. The trustee intends to vote in the same manner as the Proxy Committee upon other matters as may properly come before the Annual Meeting.

DST Common Stock Held Through a Broker or Other Nominee. Each broker or nominee must solicit from the Broker Customers directions on how to vote the shares, and the broker or nominee must then vote such shares in accordance with such directions. Brokers or nominees are to forward soliciting materials to the Broker Customers, and, if requested, DST will reimburse their reasonable expenses in forwarding the materials. Whether brokers may vote the shares of Broker Customers when they have not received directions depends on the proposal and on the rules and procedures of the New York Stock Exchange ("NYSE"), which is the exchange that lists DST Common Stock for trading.

Revoking Proxy Authorizations or Instructions. Until the polls close (or, in the case of Plan Participants, until the trustee of the Plans votes), votes of Record Holders and Broker Customers and instructions of Plan Participants to the Plan trustee may be recast (a) by an Internet or telephone vote

*The Employee Stock Ownership Plan of DST Systems, Inc. ("DST ESOP"), the DST Systems, Inc. 401(k) Profit Sharing Plan ("DST 401(k)"), and the lock\line, LLC 401(k) Plan (each, a "Plan").

subsequent to the date shown on a previously executed and delivered Voting Card or to the date of a prior Internet or telephone vote or (b) with a later-dated, properly executed and delivered Voting Card. Otherwise, stockholders may not revoke their votes, even by attending the Annual Meeting, unless (a) for Record Holders, they deliver written revocation to the Corporate Secretary of DST at any time before the Chairman of the Annual Meeting closes the polls; (b) for Plan Participants, they follow the revocation procedures of the trustee; or (c) for Broker Customers, they follow the revocation procedures of the broker or nominee.

Attendance and Voting in Person at the Annual Meeting. Attendance at the Annual Meeting is limited to Record Holders or their properly appointed proxies, beneficial owners of DST Common Stock having evidence of such ownership, and guests of DST. Plan Participants and Broker Customers, absent special direction to DST from the trustee, broker or nominee, may only vote by instructing the trustee, broker or nominee and may not cast a ballot at the Annual Meeting. Record Holders who have not appointed a proxy, or who have revoked the appointment of a proxy, may vote by casting a ballot at the Annual Meeting.

PRINCIPAL STOCKHOLDERS AND STOCKHOLDINGS OF MANAGEMENT

As of the Record Date, DST had outstanding 84,378,840 shares of DST Common Stock. The following table sets forth information as of the Record Date concerning the beneficial ownership of DST Common Stock by: (i) stockholders who have publicly filed a report acknowledging ownership of more than 5% of the outstanding DST Common Stock; (ii) the directors and certain executive officers of DST; and (iii) all of DST's executive officers and directors as a group. Except as otherwise noted, the holders have sole power to vote and dispose of the shares. For purposes of incorporating a DST subsidiary in a foreign country, each of several DST officers holds a single share of such subsidiary's stock. Such holdings constitute less than 1% of the subsidiary's stock. No officer or director of DST owns any equity securities of any other subsidiary of DST.

Name and Address	Shares of DST Common Stock(1)	Percent of Class(2)
George L. Argyros(3)	9,593,490	11.4
Janus Capital Group Inc. ("Janus")(4)	7,424,052	8.8
A. Edward Allinson(5) DST Director	63,422	*
Michael G. Fitt(6) DST Director	52,325	*
Donald J. Kenney(7) President and Chief Executive Officer ("CEO") of EquiServe, Inc. ("EquiServe")(8)	263,770	*
Thomas A. McCullough(9) Executive Vice President and Chief Operating Officer ("COO") of DST, DST Director	681,981	*
Thomas A. McDonnell(10) President and CEO of DST, DST Director	1,794,248	2.1
William C. Nelson(11) DST Director	56,890	*
Travis E. Reed(12) DST Director	14,675	*
Charles W. Schellhorn(13) President and CEO of DST Output, LLC ("DST Output", formerly DST Output, Inc.) during 2003(14); President of Argus Health Systems, Inc. ("Argus")(15)	670,038	*
M. Jeannine Strandjord(16) DST Director	40,641	*
J. Michael Winn(17) Managing Director of DST International Limited ("DSTi")(18)	290,493	*
All Executive Officers and Directors as a Group (16 Persons)(19)	5,245,471	6.0

* Less than 1% of the outstanding DST Common Stock.

(1) Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), share amounts shown for DST's executive officers and directors include shares of DST

PROXY STATEMENT

Common Stock they may acquire upon the exercise of options which are exercisable at the Record Date or will become exercisable within 60 days of such date and shares of DST Common Stock they hold indirectly under the Plans or otherwise. An executive officer has disclaimed beneficial ownership of certain shares which are owned by a family member. The amounts shown do not include shares of DST Common Stock to be issued at a future date under the DST Systems, Inc. 1995 Stock Option and Performance Award Plan ("Stock Award Plan") as deferred compensation ("Adjustment Awards") in connection with the elimination of the reload feature of options to purchase DST Common Stock, which compensation is further described in the DST Compensation Committee Report on Executive Compensation ("Compensation Report"). The number of shares of DST Common Stock to be received as Adjustment Awards is shown in the footnotes below, and the right to receive such shares is qualified (i) for executive officers as described in the Compensation Report and (ii) for members of the DST Board who are not employees of DST or its affiliates ("Non-Management Directors") as described in the Compensation of Non-Management Directors section of this Proxy Statement.

(2) The percentage for each person or group is based on the number of shares outstanding as of the Record Date plus securities of such stockholder(s) deemed outstanding pursuant to Rule 13d-3(d)(1) under the Exchange Act.

(3) Mr. Argyros formerly served as a director of DST. Mr. Argyros' address is 949 South Coast Drive, Suite 600, Costa Mesa, California 92626. The number of shares of DST Common Stock is based on information in a Form 4 for November 2001 filed by Mr. Argyros while he was serving as a director of DST and on information provided by Mr. Argyros' investment manager to DST on March 11, 2004. The shares consist of 4,679,152 shares held by Mr. Argyros, 900 shares held by the Leon and Olga Argyros 1986 Trust, 536,502 shares held by the Argyros Foundation, 93,760 shares held by the Argyros' Children's Trust II, 215 shares held by the George T. Poulus Trust, 20,275 shares held by the Argyros Family Partnership, 3,903,004 shares held by HBI Financial, Inc., 357,996 shares held by SVI, Inc., and 1,686 shares held by GLA Financial Corporation. Mr. Argyros disclaims beneficial ownership of the shares held by the Argyros Foundation, the Leon and Olga Argyros 1986 Trust, the Argyros Children's Trust II, and the George T. Poulus Trust. Mr. Argyros also disclaims 100 shares which are held by his spouse in an individual retirement account and are not included in the share ownership number for Mr. Argyros.

(4) The address of Janus is 100 Fillmore Street, Suite 300 Denver, Colorado 80206-4923. The number of shares of DST Common Stock is based on Amendment No. 5 filed December 10, 2003, to Schedule 13D filed July 10, 2000. Janus has given the Proxy Committee an irrevocable proxy to vote such shares.

(5) Mr. Allinson's beneficial ownership includes 19,750 shares that may be acquired through options that are exercisable or will become exercisable within 60 days of the Record Date. Mr. Allinson has a right to receive 1,984 shares as an Adjustment Award no earlier than November 28, 2006.

(6) Mr. Fitt's beneficial ownership includes 21,750 shares that may be acquired through options that are exercisable or will become exercisable within 60 days of the Record Date and 28,075 shares held in a trust. Mr. Fitt has a right to receive 1,599 shares as an Adjustment Award no earlier than November 28, 2006.

(7) Mr. Kenney's beneficial ownership includes 250,000 shares that may be acquired through options that are exercisable or will become exercisable within 60 days of the Record Date. Mr. Kenney has a right to receive 7,143 shares as an Adjustment Award, and the first of five annual installment issuances of such shares will occur November 28, 2004.

(8) EquiServe is a wholly-owned DST subsidiary.

(9) Mr. McCullough's beneficial ownership includes 365,851 shares that may be acquired through options that are exercisable or will become exercisable within 60 days of the Record Date. Mr. McCullough has a right to receive 25,136 shares as an Adjustment Award, and the first of five annual installment issuances of such shares will occur November 28, 2004.

(10) Mr. McDonnell's beneficial ownership includes 1,156,562 shares that may be acquired through options that are exercisable or will become exercisable within 60 days of the Record Date and 42,090 shares allocated to his account in the DST ESOP. Mr. McDonnell has a right to receive 45,071 shares as an Adjustment Award, and the first of five annual installment issuances of such shares will occur November 28, 2004.

(11) Mr. Nelson's beneficial ownership includes 40,744 shares that may be acquired through options that are exercisable or will become exercisable within 60 days of the Record Date and 200 shares held in an individual retirement account. Mr. Nelson has a right to receive 1,131 shares as an Adjustment Award no earlier than November 28, 2006.

(12) Mr. Reed's beneficial ownership includes 10,000 shares that may be acquired through options that are exercisable or will become exercisable within 60 days of the Record Date, 2,500 shares held in a trust, and 675 shares held by Glendon Triverton, Inc. of which Mr. Reed is the president and sole shareholder. Mr. Reed has a right to receive 429 shares as an Adjustment Award no earlier than November 28, 2006.

(13) Mr. Schellhorn's beneficial ownership includes 472,314 shares that may be acquired through options that are exercisable or will become exercisable within 60 days of the Record Date and 27,917 shares allocated to his account in the DST ESOP. Mr. Schellhorn has a right to receive 13,907 shares as an Adjustment Award, and the first of five annual installment issuances of such shares will occur November 28, 2004.

(14) DST Output is a wholly-owned DST subsidiary.

(15) DST is a 50% owner of Argus.

(16) Ms. Strandjord's beneficial ownership includes 14,150 shares that may be acquired through options that are exercisable or will become exercisable within 60 days of the Record Date and 1,000 shares held in a trust. Ms. Strandjord has a right to receive 1,540 shares as an Adjustment Award no earlier than November 28, 2006.

(17) Mr. Winn's beneficial ownership includes 290,000 shares that may be acquired through options that are exercisable within 60 days of the Record Date. Mr. Winn has a right to receive 6,571 shares as an Adjustment Award, and the first of five annual installment issuances of such shares will occur no earlier than November 28, 2004.

(18) DSTi is a wholly-owned DST subsidiary.

(19) The beneficial ownership of all executive officers and directors as a group includes 3,627,559 shares that may be acquired by the executive officers and directors through options that are exercisable or will become exercisable within 60 days of the Record Date. It also includes 129,770 shares allocated to the DST ESOP accounts of executive officers and the spouse of an executive officer and 39,069 shares otherwise held indirectly. An individual in the group has disclaimed beneficial ownership as to a total of 5,493 of the shares. The holdings of Mr. Schellhorn, who was an executive officer during 2003, are included in these numbers. The executive officers and directors as a group have a right over varying applicable periods to receive 136,875 shares as Adjustment Awards.

PROPOSAL 1
ELECTION OF TWO DIRECTORS

The DST By-laws classify the DST Board into three classes and stagger the three-year terms of each class to expire in consecutive years. The term of office of one class of directors expires each year in rotation so that at each annual meeting of stockholders one class is up for election for a full three-year term. The terms of the two Board Nominees identified below are expiring at this Annual Meeting. Directors elected at the Annual Meeting will hold office for a three-year term expiring in 2007 or until their successors are elected and qualified.

The Board Nominees are A. Edward Allinson and Michael G. Fitt. They are currently directors of DST, have indicated that they are willing and able to continue serving as directors if elected, and have consented to being named as nominees in this Proxy Statement. If any of the Board Nominees should for any reason become unavailable for election, the Proxy Committee will vote for such other nominee as may be proposed by the Corporate Governance/Nominating Committee of the DST Board (the "DST Nominating Committee") or, alternatively, the DST Board may reduce the number of directors to be elected at the meeting.

A. Edward Allinson, age 69, has served as a director of DST from 1977 to November 1990 and from September 1995 to present. He was Executive Vice President of State Street Bank and Trust Company ("State Street Bank") and Executive Vice President of State Street Corporation ("State Street"), the parent company of State Street Bank, from March 1990 through December 1999. State Street is a financial services corporation that provides banking, trust, investment management, global custody, administration and securities processing services. From December 1999 through his retirement in October 2000, Mr. Allinson served as CEO and Chairman of the Board of EquiServe Limited Partnership, a stock transfer agent for publicly listed corporations. EquiServe Limited Partnership has become EquiServe, Inc., a wholly-owned subsidiary of DST. Mr. Allinson is also a director of Kansas City Southern ("KCS") and of Boston Financial Data Services, Inc. ("BFDS"), a joint venture of State Street and DST.

Michael G. Fitt, age 72, has served as a director of DST since September 1995. He was CEO and Chairman of GE Employers Reinsurance Corporation ("ERC"), a reinsurance company, from 1980 through 1992 and its President from 1979 through October 1991. He retired from ERC in 1992. Mr. Fitt is also a director of KCS.

THE DST BOARD RECOMMENDS THAT YOU VOTE "FOR"
THE BOARD NOMINEES

PROPOSAL 2
AMENDMENT OF THE DST CERTIFICATE OF INCORPORATION
TO INCREASE AUTHORIZED CAPITAL STOCK

On February 26, 2004, the DST Board unanimously approved amending Section 4 of the DST Certificate to increase the number of authorized shares of DST Common Stock from 300,000,000 shares to 400,000,000 shares, subject to stockholder approval. As of the Record Date, DST had 84,378,840 shares of DST Common Stock outstanding. Prior to the Record Date, DST had:

1. Reserved 53,713,444 shares ("Reserved Shares") for issuance under:

   (i) tax qualified retirement plans;

   (ii) the Stock Award Plan and the DST Systems, Inc. 2000 Employee Stock Purchase Plan ("ESPP"), both of which are shareholder approved;

   (iii) several option plans of USCS International, Inc., a company DST acquired with shareholder approval on December 21, 1998; and

   (iv) the terms of the $840 million aggregate principal amount of convertible senior debentures (the "Debentures") issued in August 2003, in the event of circumstances described in the Annual Report that trigger conversion into shares of DST Common Stock*; and

2. Retired 32,300,000 shares of DST Common Stock ("Retired Shares") in connection with the financing of a share exchange transaction described in the Annual Report (the "Janus Transaction") that DST completed on December 1, 2003 under a Share Exchange Agreement dated August 25, 2003 among DST, Janus and DST Output Marketing Services, Inc.

At the time of any future financing or acquisition transaction, stock dividend or split, employee benefit plan or general corporate use of the shares ("Potential Event"), DST would consider the Retired Shares and any remaining Reserved Shares unavailable for use in connection with such Potential Event. If the amendment is approved, the DST Board, when and if it deems an issuance for Potential Events or otherwise to be in the best interests of DST and its stockholders, will have greater flexibility to issue the appropriate number of shares. Such an issuance would occur without the expense and delay of a special stockholders' meeting unless stockholder approval is required by applicable law or by NYSE rules.

Except for shares that could issue in connection with the Debentures and under certain DST employee benefit plans, DST currently has no arrangements or understandings for the issuance of additional shares of DST Common Stock. An issuance of additional shares of DST Common Stock could dilute the voting power of stockholders and could deter or render more difficult a merger, tender offer, proxy contest or an extraordinary corporate transaction opposed by the DST Board. DST has no knowledge that any person intends to effect such a transaction.

THE DST BOARD RECOMMENDS THAT YOU VOTE "FOR"
THE DST CERTIFICATE AMENDMENT TO INCREASE AUTHORIZED CAPITAL STOCK

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*Reserved Shares include 17,113,488 shares of DST Common Stock issuable upon conversion of Debentures, assuming a conversion rate of 20.3732 shares per $1,000 principal amount of the Debentures and a cash payment in lieu of any fractional share interest. The conversion rate is subject to adjustment, and, accordingly, the number of shares of DST Common Stock issuable upon conversion may increase or decrease from time to time.

Directors Whose Terms Expire in Future Years. In addition to the Board Nominees, who are described under the section Proposal 1 herein, the following individuals are also on the DST Board for a term ending on the date of the annual meeting of stockholders in the year indicated.

Directors Whose Terms Expire at the Annual Meeting of Stockholders in 2005

Thomas A. McDonnell, age 58, has served DST as a director since 1971, as CEO since October 1984, and as President since January 1973 (except for a 30-month period from October 1984 to April 1987). He served as Treasurer from February 1973 to September 1995 and as Vice Chairman of the Board from June 1984 to September 1995. He is a director of BHA Group Holdings, Inc., Blue Valley Ban Corp., Commerce Bancshares, Inc., Computer Sciences Corporation, Euronet Worldwide, Inc. ("Euronet"), Garmin Ltd., and KCS.

M. Jeannine Strandjord, age 58, has served as a director of DST since January 1996. Since September 15, 2003, she has served as Senior Vice President and Chief Integration Officer for Sprint Corporation ("Sprint"), a telecommunications company. Prior to holding such office, she served since January 1, 2003 as Senior Vice President of Financial Services for Sprint and between November 1998 and December 2002 as Senior Vice President of Finance for Sprint's Global Markets Group. She had previously served from 1985 to 1990 as Vice President of Finance and Distribution at AmeriSource, Inc., a Sprint subsidiary, and from 1990 to November 1998 as Senior Vice President and Treasurer for Sprint. She is a director of Euronet and six registered investment companies which are part of American Century Funds.

Directors Whose Terms Expire at the Annual Meeting of Stockholders in 2006

Thomas A. McCullough, age 61, has served as a director of DST since 1990. He has served as Executive Vice President since April 1987 and as COO since May 2001. His responsibilities include full-service mutual fund processing, remote service mutual fund client servicing, Automated Work Distributor products, information systems, securities transfer, product sales and marketing, and DST's Winchester Data Center. From September 2000 through 2003, he served as CEO, and since September 2000 he has served as Chairman, of BFDS. He is also a BFDS director. BFDS performs shareowner accounting services for mutual fund companies and remittance and proxy processing, teleservicing and class action administration services.

William C. Nelson, age 66, has served as a director of DST since January 1996. In March 2001, he became Chairman of George K. Baum Asset Management, which provides investment services to individual investors, companies, and charitable organizations. In March 2000, Mr. Nelson retired from his positions as President, Kansas City Region, of Bank of America, N.A. and as Chairman of Bank of America Mid-West. Mr. Nelson had served since June 1988 as an executive officer of banks acquired by Bank of America. He is a director of Great Plains Energy, Inc.

Travis E. Reed, age 69, has served as a director of DST since July, 2002. Mr. Reed is founder of Reed Investment Corporation, which purchases equity interests in various businesses, and has served as its President since 1977.

Policy on Director Attendance at Annual Stockholder Meetings. DST directors shall, whenever reasonably practicable, attend annual stockholders' meetings. Each director attended the 2003 annual stockholders' meeting.

Non-Management Director Independence. The Non-Management Directors constitute a majority of the DST Board, and the DST Board has determined each of them to be independent under NYSE standards. In determining the independence of each Non-Management Director, the DST Board applied categorical standards of independence contained in the DST Systems, Inc. Corporate Governance Guidelines (the "Guidelines"), available at *www.dstsystems.com.* The standards assist the Board in determining that a director has no material relationship with DST, either directly or as a partner, shareholder or officer of an organization that has a relationship with DST. Under the standards, the DST Board presumes independence if the director has not during the preceding three years: (a) been a DST employee, (b) been affiliated with or employed by a present or former auditor of DST, (c) been employed as an executive officer by any company on whose compensation committee a DST executive officer concurrently served, (d) had any immediate family member who did not satisfy the foregoing criteria, (e) received, and had no immediate family member who received, more than $100,000 in any year in direct compensation from DST,* (f) been an executive officer or an employee, and had no immediate family member who had been an executive officer, of a company that made payments to, or received payments from, DST for property or services in any of the last three years in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues,* (g) been, and had no immediate family member who had been, an executive officer of a charitable organization to which DST contributed more than the greater of 2% of such charitable organization's consolidated gross revenues or $1 million; and (h) served, and had no immediate family member who served, as an executive officer or general partner of an entity that received an investment from DST or any of its subsidiaries, unless such investment was less than the greater of $1 million or 2% of such entity's total invested capital.* In determining independence, the DST Board concluded that each of the Non-Management Directors has no material relationship with DST under these standards.

PROXY STATEMENT

DST Board Meetings and Standing Committees

Meetings. The DST Board met eight times in 2003. The DST Board has established three standing committees: the DST Audit Committee, the DST Nominating Committee and the DST Compensation Committee. During 2003, the DST Audit Committee held four meetings, the DST Nominating Committee held one meeting, and the DST Compensation Committee held eight meetings. Each director attended at least 87.5% of the aggregate of the number of 2003 DST Board meetings and of the number of 2003 meetings of DST Board committees on which such director served.

DST Audit Committee. The DST Audit Committee is comprised of directors who meet NYSE independent standards. Under the Guidelines, a director will be considered independent for purposes of serving on the DST Audit Committee only if the Director also has not, other than in his or her capacity as a member of any DST Board committee or the DST Board, accepted any consulting, advisory, or other compensatory fee from DST and is not an affiliated person of DST or any subsidiary of DST, as defined by the rules of the Securities and Exchange Commission ("SEC"). Functions performed by the DST Audit Committee include appointing and approving the fees of the independent auditor, reviewing audited financial statements and certain other public disclosures, and assisting the DST Board in oversight of the internal audit function, legal and regulatory compliance, and integrity of financial statements and certain internal controls. The charter of the DST Audit Committee adopted by the DST Board is attached to this Proxy Statement as Appendix A and is available at *www.dstsystems.com*. Members of the DST Audit Committee are Ms. Strandjord and Messrs. Allinson, Fitt, Nelson and Reed. The DST Board has determined that Mrs. Strandjord is an "audit committee financial expert" as that term is defined in applicable securities laws and regulations, and other members of the DST Audit Committee may also qualify as audit committee financial experts under such laws and regulations. The DST Board appoints the members of the DST Audit Committee to serve staggered three-year terms. The DST Audit Committee Report is set forth herein. No member of the DST Audit Committee serves on other public company board of director audit committees.

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*The Guidelines set forth certain circumstances in which independence can be presumed although these circumstances exist.

DST Compensation Committee. Functions of the DST Compensation Committee include making determinations with respect to salaries and bonuses of and other compensation arrangements with DST executive officers and the CEO, performing certain administrative duties under DST compensation and benefit plans, including the Stock Award Plan, and recommending to the DST Board fees to be paid Non-Management Directors. The charter of the DST Compensation Committee is available at *www.dstsystems.com*. Members of the DST Compensation Committee are Ms. Strandjord and Messrs. Fitt, Nelson and Reed. The DST Board appoints the members of the DST Compensation Committee to serve one-year terms. The DST Compensation Committee Report on Executive Compensation is set forth herein.

DST Nominating Committee. The DST Nominating Committee is comprised of directors who meet NYSE independence standards. Functions performed by the DST Nominating Committee include identifying and recommending to the DST Board nominees to serve on the DST Board, evaluating independence and other qualifications of DST Board and DST Board committee members, recommending corporate governance guidelines to the DST Board, overseeing evaluations of the DST Board and of DST management, and reviewing and performing certain administrative duties with respect to DST's Business Ethics and Legal Compliance Policy. The charter of the DST Nominating Committee is available at *www.dstsystems.com*. Members of the DST Nominating Committee are Ms. Strandjord and Messrs. Allinson, Fitt, Nelson and Reed. The DST Board appoints the members of the DST Nominating Committee to serve one-year terms. The DST Nominating Committee will consider nominees for director timely proposed by stockholders in a written proposal notice as described in the "Other Matters" section of this Proxy Statement.

Stockholder Communication with Directors. Stockholders may send written communications to the DST Board, any director, or any director group, including all Non-Management Directors or all members of a DST Board committee, in care of Clarence M. Kelley and Associates, Inc., Attention: Patrick Quinn/DST, 3217 Broadway, 4th Floor, Kansas City, Missouri 64111. Clarence M. Kelley and Associates, Inc. will forward the communication directly to the director or director group to which it is directed by the stockholder. Clarence M. Kelley and Associates, Inc is a third party vendor not affiliated with DST. Non-Management Directors meet regularly in executive session without management participation. The Presiding Director for such sessions is Michael G. Fitt. Stockholders may communicate directly with the Presiding Director using the procedure set forth in this paragraph.

Compensation Committee Interlocks and Insider Participation; Certain Business Relationships. Thomas A. McCullough, Director and Executive Vice President and COO, serves on the board of directors of BFDS and as a member of that board's Executive Committee. From September 2000 through 2003, Mr. McCullough served as CEO, and since September 2000 he has served as Chairman, of BFDS. Although the BFDS Board of Directors Executive Committee performs certain functions equivalent to those of a compensation committee, Mr. McCullough does not receive compensation from BFDS for serving as an officer or director of BFDS. BFDS uses DST's mutual fund system and services as a remote client of DST. A. Edward Allinson is both a BFDS director and a DST director. Certain subsidiaries of DST provide printing, mailing and other services to BFDS. For 2003, DST and its subsidiaries had revenues of $127,769,785 from BFDS and its subsidiaries.

Compensation of Non-Management Directors. Non-Management Directors receive a fee of $5,000 for each DST Board meeting that they attend in person and a fee of $1,000 for each DST Board meeting designated as telephone conference. Non-Management Directors who are members of a DST Board committee receive a fee of $2,000 for each meeting of the committee that they attend in person and a fee of $500 for each committee meeting designated as a telephone conference. Non-Management Directors are reimbursed for their reasonable travel expenses in attending a meeting.

Each Non-Management Director also receives an annual retainer of $40,000. The chairperson of the DST Audit Committee receives an additional $10,000 annual retainer. The chairpersons of the DST

Compensation Committee and the DST Nominating Committee each receive an additional $5,000 retainer. DST pays less than ten dollars per month in premiums for a term life insurance policy for each director.

Non-Management Directors may defer their compensation under the Directors' Deferred Fee Plan, a non-qualified deferred compensation plan adopted September 19, 1995. Under the plan, directors who receive fees from DST may make an annual election to defer all or a part of any fees earned during the next calendar year. Each participant's account will be credited with the amount of fees deferred. The account will be adjusted monthly by a rate of return on a hypothetical investment selected by the participant among certain participant-elected investment choices allowed by the plan, or, if investment choices are not elected as to all or a portion of the account, by an interest factor equal to a rate of return selected by the DST Board as provided in the plan. The benefits become distributable after termination of service as a director or in certain other circumstances as approved by the DST Compensation Committee. Fees to some directors previously deferred under an earlier plan, which terminated effective August 31, 1995, continue to be deferred and adjusted and will be distributed in accordance with such earlier plan.

Each Non-Management Director is eligible to receive under the Stock Award Plan grants of DST Common Stock ("Automatic Stock Grants") and options to purchase DST Common Stock ("Automatic Options"). The Automatic Stock Grants and Automatic Options may be made when the director first takes a position on the DST Board and on the date of each annual stockholders' meeting if he or she will continue to serve as a director immediately following such meeting. The Stock Award Plan gives the DST Compensation Committee the discretion to determine from time to time the size of the grants. Any Automatic Options would become exercisable as follows: 50% on the day preceding the date of the first annual stockholders' meeting after the date of grant of the option; an additional 25% on the day preceding the date of the second annual stockholders' meeting after the date of grant of the option; and the remaining 25% on the day preceding the third annual stockholders' meeting after the date of grant of the option, subject to earlier exercisability upon death, disability, retirement from the DST Board (after age 60 and five years service on the DST Board), or change in control of DST (as defined in the Stock Award Plan).

In 2003, each Non-Management Director received an Automatic Stock Grant of 500 shares and Automatic Options for 5,000 shares. For 2004, the DST Board has determined, and Non-Management Directors have agreed, that they will forgo the Automatic Stock Grants and Automatic Options and that each director will receive as of the Annual Meeting (if such director continues to serve as a Non-Management Director immediately following such meeting) an equity award in the form of restricted DST Common Stock, the fair market value of which equals $130,000. The restrictions lapse three years from the date of grant, or, if earlier, upon retirement from service as a Non-Management Director on or after age 59½, disability, or death. The restrictions also lapse prior to the end of the three year period if the Non-Management Director resigns (a) pursuant to a requirement of the director's employer (provided the director does not control the employer), or (b) upon the advice of DST counsel as a result of legal, regulatory, or other requirements that are not related to the Non-Management Director's failure to perform duties to DST or its stockholders.

Beginning February 28, 2001, and continuing through September 30, 2003, Non-Management Directors were eligible to receive grants of options to purchase DST Common Stock ("Matching Options") under the Matching Stock Option Grant Program. The program was under the Stock Award Plan and allowed Non-Management Directors to become eligible for grants of Matching Options if they acquired and held DST Common Stock. The acquisitions of DST Common Stock upon which Matching Options were granted were through exercises of non-reloadable options and open market purchases. Each grant was at the discretion of the DST Compensation Committee which considered the history of the Non-Management Director's acquisition and retention of DST Common Stock from the date the program applied to Non-Management Directors through the date the grant was considered. The number of Matching Options granted was based on the number of shares of DST Common Stock acquired ("Newly Acquired Shares"). The Matching Options become exercisable in three years and have a term of ten years if the Newly Acquired Shares upon which the matching grant was based are held for three years; otherwise the options become exercisable in seven years and have a term of seven years and sixty days. The options terminate earlier if a director ceases DST Board membership for reasons other than death, disability or retirement from the DST Board.

On December 16, 2003, Non-Management Directors received under the Stock Award Plan deferred compensation in connection with the elimination of the reload feature of certain options granted to Non-Management Directors to purchase DST Common Stock. The elimination of the reload feature is described in the Compensation Report in this Proxy Statement. The deferred compensation is a right to receive on November 28, 2011 one share of DST Common Stock for each thirty-five shares of DST Common Stock covered by options with a reload feature held on November 28, 2003, with DST having a right (but not an obligation) to purchase each share of stock for $37.25; provided, however, that the stock will be issued on November 28, 2006 and will not be subject to purchase by DST if the Non-Management Director has continuously served on the DST Board through such date. The award will be forfeited if there is a termination from DST Board service for cause prior to the issuance date and will early issue upon a change of control, retirement from the DST Board on or after age 60, disability, or death.

AUDIT MATTERS

DST Audit Committee Report

The DST Audit Committee reviewed and discussed DST's consolidated financial statements with management and DST's independent accountants. The DST Audit Committee received management's representation and the opinion of the independent accountants that DST's consolidated financial statements were prepared in accordance with generally accepted accounting principles. The DST Audit Committee also discussed with DST's independent accountants matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended.

DST's independent accountants provided the DST Audit Committee with the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the DST Audit Committee discussed with the independent accountants the independence of their firm.

Based upon such review and discussions, the DST Audit Committee recommended that the DST Board include the audited consolidated financial statements in DST's Annual Report on Form 10-K for the year ended December 31, 2003 for filing with the SEC.

THE DST AUDIT COMMITTEE

A. Edward Allinson
Michael G. Fitt
William C. Nelson
Travis E. Reed
M. Jeannine Strandjord

DST's Independent Accountants. PricewaterhouseCoopers LLP ("PwC") served as DST's independent accountants as of and for the year ended December 31, 2003. As such, PwC performed professional services in connection with the audit of the consolidated financial statements of DST and the review of reports filed with the SEC. In addition, PwC reviewed control procedures of the mutual fund processing system of DST and provided certain other accounting, auditing and tax services to DST and certain of its subsidiaries.

PwC fees during 2003 and 2002 were as follows:

Audit Fees. Fees for financial statement audits were approximately $1,968,763 during 2003 and $977,537 during 2002. Of the 2003 amount, approximately $796,554 was related to the audit of DST Output Marketing Services, Inc., all the shares of which were transferred to Janus in the Janus Transaction and audit work relating to and in connection with the Janus Transaction.

Audit Related Fees. Audit related fees were approximately $873,207 during 2003 and $550,352 during 2002. Of the 2003 amount, approximately $667,741 was related to attest services relating to Statement of Auditing Standards No. 70 reports and other controls reviews and approximately $60,614 was for financial statement audits of employee benefit plans. Of the 2002 amount, approximately $426,753 was related to attest services relating to Statement of Auditing Standards No. 70 reports and other controls reviews, approximately $52,200 was for financial statement audits of employee benefit plans, and approximately $71,399 was related to transaction due diligence. The DST Audit Committee has considered whether the provision of these services is compatible with maintaining the independence of PwC.

Tax Fees. Tax fees were approximately $2,814,315 during 2003 and $1,176,036 during 2002. Of the 2003 amount, approximately $295,607 was for tax compliance services, approximately $845,713 was related to expatriate and other employee tax preparation services, approximately $1,111,026 was for assistance with the structuring of the Janus Transaction and the issuance of a tax opinion in connection with such transaction, and approximately $561,969 was for other tax planning and advice. Of the 2002 amount, approximately $334,935 was for tax compliance services, approximately $133,116 was related to expatriate and other employee tax preparation services, and approximately $707,975 was for tax planning and advice. The DST Audit Committee has considered whether the provision of these services is compatible with maintaining the independence of PwC.

All Other Fees. There were no fees related to other services during 2003, but such fees were approximately $130,665 during 2002. Approximately $101,323 of such amount was for non-attest services related to other controls reviews and approximately $29,342 was for consulting services related to a capital investment. The DST Audit Committee has considered whether the provision of these services is compatible with maintaining the independence of PwC.

The DST Audit Committee has established procedures that prohibit the Committee from engaging an independent auditor to perform any service that the independent auditor is prohibited by the securities laws from providing. Such procedures require the Committee to pre-approve the auditor's annual audit of DST's consolidated financial statements. They allow the Committee or the Committee Chairman to pre-approve or reject any other audit or non-audit services. The Committee has directed that the Chairman, with the assistance of DST's Chief Financial Officer ("CFO"), present and describe at regularly scheduled Committee meetings all such pre-approved services. The Committee has established maximum periods in advance of the commencement of audit or non-audit services that such services should be presented for pre-approval. The Committee regularly examines whether the fees for auditor services exceed estimates. The Committee procedures recognize that pre-approval is not required under securities law regulations for certain non-audit services the aggregate amount of which does not exceed certain amounts paid by DST to its independent auditor ("DeMinimis Waiver"), and the procedures require the Chairman or the Committee to approve prior to completion of the audit any services subject to the DeMinimis Waiver. No such waiver has been applied to a non-audit service.

The DST Audit Committee has appointed PwC to serve as independent accountants to audit the consolidated financial statements of DST as of and for the year ended December 31, 2004. Although the DST Audit Committee has selected PwC, it nonetheless may, in its discretion, retain another independent accounting firm at any time during the year if it concludes that such change would be in the best interest of DST and its stockholders. Representatives of PwC will be present at the Annual Meeting. They will have the opportunity to make a statement if they desire and will be available to respond to appropriate questions.

DIRECTOR NOMINATION MATTERS

In making its nominations to the DST Board, the DST Nominating Committee identifies candidates who meet the current challenges and needs of the DST Board. The DST Nominating Committee uses multiple sources for identifying and evaluating nominees for directors including referrals from members of the DST Board and management, and it may seek input from third party executive search firms. No such firm was used to recommend the Board Nominees. The DST Nominating Committee will also consider nominees for director timely proposed by stockholders in a written proposal notice as described in the "Other Matters" section of this Proxy Statement. The DST Nominating Committee evaluates stockholder nominees for director in the same method it evaluates other nominees, except that the DST Nominating Committee will consider and give such weight as it deems appropriate to input about a nominee received by DST management or incumbent DST directors.

In recommending a director nominee (including the re-election of an incumbent director), the DST Nominating Committee considers, among other things, whether the nominee meets the standards and has the qualities and experience to fulfill the responsibilities set forth in the Guidelines, the nominee's reputation and affiliations, the nominee's commitment to prepare for and regularly attend meetings of the DST Board and any DST Board committees on which such nominee may serve, and whether, if applicable, the nominee meets the NYSE independence standards and has qualifications and attributes necessary under NYSE listing standards and applicable laws and regulations for service on DST Board committees. Additionally, in recommending an incumbent director for re-election, the DST Nominating Committee considers the nominee's prior service on the DST Board, continued commitment to DST Board service and any changes in employment or other status that are likely to affect such nominee's qualifications to serve. Selection and nomination of directors need not be subject to the processes of the DST Nominating Committee if DST is legally required by contract or otherwise to provide third parties with the ability to nominate directors.

EXECUTIVE COMPENSATION MATTERS

DST Compensation Committee Report on Executive Compensation

Compensation Principles. The DST Compensation Committee determined the base salaries for DST executive officers (the "DST Officers") on the basis that such salaries be fair, reasonable and competitive. The DST Compensation Committee based other components of the compensation packages for the DST Officers on the principles that their compensation should be competitive and that they should be encouraged to have long-term ownership in DST and should be rewarded if DST stockholders experience a certain level of increase in earnings per share of DST Common Stock.

Overview of 2003 Compensation. The compensation of DST Officers for 2003 consisted of base salary and awards issued pursuant to the Stock Award Plan. The Stock Award Plan allows the granting of restricted stock, stock options, cash bonuses and other forms of incentive compensation to DST Officers. For 2003, the awards granted to DST Officers under the Stock Award Plan included options to purchase DST Common Stock, cash and restricted DST Common Stock ("Restricted Stock") issued in 2004 for 2003 bonuses under the DST Systems, Inc. Executive Incentive Plan (the "Executive Incentive Plan", which was adopted pursuant to, and as an implementation of, the Stock Award Plan), and reload option feature elimination deferred compensation. So that their 2003 base compensation packages were competitive, the DST Officers also participated during 2003 in certain other benefits available generally to DST officers and employees.

Determination of 2003 Compensation. In determining target levels of base salary and of total cash compensation and the types of awards to grant, the DST Compensation Committee considered the recommendations of an independent compensation consultant and analyzed data provided by the consultant. The consultant updated earlier surveys of comparable position compensation data and of proxy statement executive compensation data. The proxy statement data were from thirteen companies, all of which are in the Peer Group shown in the Stock Performance Graph contained in this Proxy Statement and which the compensation consultant and the DST Compensation Committee believed were comparable in size, scope or complexity to DST or were in industries or businesses in which DST competes for customers or from which it would typically recruit executives. The DST Compensation Committee focused on the information in the surveys about officers with positions and responsibilities similar to each DST Officer.

The DST Compensation Committee took the following actions with respect to each component of the compensation packages:

Base Salaries. With the advice of the independent compensation consultant, the DST Compensation Committee set the target for the base salary of each DST Officer to be in approximately the 50th percentile of compensation levels for comparable positions shown in the surveys. The DST Compensation Committee increased base salaries of certain DST Officers whose base salaries fell below the 50th percentile based on the updated survey data. The DST Compensation Committee also examined the responsibilities of individual DST Officers in relation to the market and to each other and has made adjustments where it deemed appropriate. In some instances, base salaries vary from the 50th percentile of survey compensation levels.

Cash Bonuses and Restricted Stock. The bonuses for DST Officers other than Mr. Winn were made under the Executive Incentive Plan. For all participants in the plan, bonuses are based on a percentage of salary. For all participants in the plan other than employees of EquiServe, DST's Customer Management and Output Solutions business segments, and DST lock\line, Inc. ("lock\line"), the 2003 bonuses under such plan depended 50% on the achievement of three-year cumulative threshold, target or maximum consolidated diluted DST earnings per share goals ("DST Cumulative Goals") and 50% on the achievement of 2003 threshold, target or maximum consolidated diluted DST earnings per share goals ("DST 2003 Goals"). In determining whether such goals were achieved, the DST Compensation

Committee excluded the effects of (i) the Janus Transaction described under Proposal 2 in this Proxy Statement, (ii) the financing of the Janus Transaction, and (iii) the reload option feature elimination costs. For participants in the plan who are employees of EquiServe, the bonuses depended 50% on the achievement of DST 2003 Goals and 50% on the achievement of 2003 EquiServe threshold, target or management pre-tax income goals. For participants in the plan who are employees of the Customer Management or Output Solutions segments, the bonuses depended 50% on the achievement of DST Cumulative Goals and 50% on the achievement of 2003 segment threshold, target or maximum pre-tax income goals. For participants in the plan who are employees of lock\line, the bonuses depended on the achievement of 2003 lock\line threshold, target or maximum pre-tax income goals. The DST Compensation Committee established all such goals (collectively, the "Goals").

The DST Compensation Committee determined the percentage of each DST Officer's salary (other than Mr. Winn) to be awarded as a bonus for 2003 at each level of Goals met by DST. The range of minimum percentages of base salary which could be awarded to officers other than Mr. McDonnell for 2003 if Goals were met was from 40% to 75%, and the range of maximum percentages was 120% to 225%. In establishing the ranges, the DST Compensation Committee set the target for each DST Officer's combined base salary and incentive compensation to be in the 75th percentile of the updated survey information if DST met target Goals and in the 90th percentile of the updated survey data if DST met maximum Goals.

Under the Executive Incentive Plan for all DST Officers other than Mr. Winn, incentive compensation awarded for DST exceeding the threshold Goal is to consist of a combination of cash and an equity award. If the threshold Goal is met but not exceeded, all of the incentive bonus is to be paid in cash; for that portion of the bonus attributable to performance above the threshold Goal, 50% of the bonus is paid in cash and 50% is paid in the form of an equity award.

The DST Compensation Committee selected Restricted Stock as the equity award for 2003. The number of shares of Restricted Stock was determined by dividing the dollar amount of the portion of the bonus to be paid in Restricted Stock by the average of the highest and lowest reported sales of DST Common Stock on the NYSE on the date of the grant. Restricted Stock is subject to forfeiture if the DST Officer's employment is terminated (for reasons other than retirement, disability, death or termination of employment by DST without cause) prior to the first day of the fourth fiscal year after the plan year for which the incentive award was granted, on which day the restrictions are released. The restrictions are earlier released upon retirement on or after age 60, disability, death, termination of employment without cause by DST or change in control of DST (as defined in the Executive Incentive Plan).

The Executive Incentive Plan provides that no participant may receive an incentive award greater than 300% of such participant's base salary as of the beginning of the plan year. Additionally, the aggregate value of all incentive awards for a calendar year under the Executive Incentive Plan may not exceed 10% of DST's pre-tax income for that year.

As described in the section Other Compensation Plans and Arrangements herein, Mr. Winn received a cash bonus for 2003 based on a percentage of his salary. The amount of the bonus depended 50% on the achievement of three-year cumulative threshold, target or maximum DSTi pre-tax income goals and 50% on the achievement of 2003 threshold, target or maximum DSTi pre-tax income goals.

Upfront Options.

The DST Compensation Committee believes that options encourage equity ownership in DST by DST Officers. In April 2001, following DST's acquisition of a controlling equity interest in EquiServe, Mr. Kenney received an upfront grant of options ("Kenney Upfront Options") to purchase DST Common Stock to replace for three years (2001, 2002, and 2003) the annual option grant that the DST Compensation Committee has traditionally granted DST Officers. The number of Kenney Upfront

Options was based on the terms of an EquiServe offer of employment to Mr. Kenney, and the DST Compensation Committee believes the number reflects Mr. Kenney's level of responsibility.

On November 1, 2002, and again for Mr. McDonnell on January 14, 2003, the DST Officers received an upfront grant of options ("Upfront Options") to purchase DST Common Stock. The DST Compensation Committee intends the grants to be in lieu of three years (2003, 2004 and 2005) of annual option grants for DST Officers other than Mr. Kenney and two years (2004 and 2005) of annual option grants for Mr. Kenney. DST Officers were incented to increase the value of DST Common Stock because accelerated vesting and the term of the Upfront Options were tied to achieving a DST earnings per share goal. The DST Compensation Committee determined the number of Upfront Options by considering the responsibility levels of DST Officers and utilizing survey data provided by an independent compensation consultant.

Other Awards.

Certain options granted to DST Officers prior to November 28, 2003 had a reload feature, which means replacement options were to be granted on the underlying options if the following conditions occurred: (a) the underlying options were exercised by surrendering shares of DST Common Stock, (b) by the date of exercise of the underlying options the fair market value of the DST Common Stock had increased by a certain percentage over the exercise price, (c) upon exercise of the underlying options the optionee had been continuously employed by DST or an affiliate of DST as described in the Stock Award Plan since the option grant date, and (d) for underlying options granted after September 2002, DST had not made certain changes to the accounting treatment of options and reload options. Under a proposed change in accounting standards, DST would be required to treat all replacement option grants as new grants, incurring a separate compensation charge for each grant. In anticipation of such change, the DST Compensation Committee determined to eliminate the reload feature of non-qualified options outstanding on November 28, 2003. In connection with such elimination, the DST Compensation Committee granted each DST Officer who held options with the reload feature on November 28, 2003 deferred compensation under the Stock Award Plan consisting of the right to receive, at a future date, Adjustment Awards in the form of one share of DST Common Stock for each thirty-five shares covered by the officer's options to purchase DST Common that had a reload feature. In determining this ratio, the DST Compensation Committee consulted with an independent compensation consultant to estimate the value of the reload feature. The DST Common Stock is to issue on November 28, 2011 with DST having at the time of issuance a right (but not an obligation) to purchase each share of such stock for $37.25. The stock will be issued earlier (on November 28, 2006 for some DST Officers and in twenty percent increments each November 28 beginning in 2004 for other DST Officers) and will not be subject to purchase by DST if the DST Officer is continuously employed through the early issuance date. The award will be forfeited upon termination for cause prior to the issuance date and will issue upon a change of control (as defined in the Stock Award Plan), retirement on or after age 60, disability or death.

Compensation of the CEO. The DST Compensation Committee determined Mr. McDonnell's base salary of $575,000 in the same manner it determined the salaries of other DST Officers. McDonnell's base salary is currently below the 50th percentile of survey compensation levels. The number of Upfront Options Mr. McDonnell received in 2002 and 2003, in part for his 2003 compensation, was determined as described above. The terms of the Upfront Options are the same as those awarded the other DST Officers.

Under the Executive Incentive Plan, Mr. McDonnell's threshold, target and maximum incentive awards for 2003 were set at 90%, 180% and 270% of his base salary, respectively, if DST attained its threshold, target or maximum Goals. The number of shares of Restricted Stock Mr. McDonnell received for the equity compensation of his 2003 compensation under the Executive Incentive Plan was determined as described above. The restrictions are the same as those on DST Common Stock granted to other executive officers. The number of shares of DST Common Stock Mr. McDonnell has the right to receive as the result of the Adjustment Award granted to him during 2003 was determined as described above. Mr. McDonnell is scheduled to receive the DST Common Stock in annual 20% increments beginning November 28, 2004.

Deductibility of Compensation. Section 162(m) of the Internal Revenue Code contains a limitation ("162(m) Limitation") of DST's deductions for federal income tax purposes of compensation expenses in excess of $1 million paid to the executive officers named in the Summary Compensation Table, who are the CEO and the four DST executive officers other than the CEO receiving the highest totals of salary and cash bonus for 2003 ("Named Officers"). Performance-based compensation which meets the requirements of Section 162(m) is excluded from the compensation subject to the 162(m) Limitation. The DST Compensation Committee believes DST has taken the steps required to exclude from calculation of the 162(m) Limitation any performance-based awards granted under the Stock Award Plan to the Named Officers.

THE DST COMPENSATION COMMITTEE

Michael G. Fitt
William C. Nelson
Travis E. Reed
M. Jeannine Strandjord

PROXY STATEMENT

Stock Performance Graph

The following graph shows the changes in value since December 31, 1998 of an assumed investment of $100 in: (i) DST Common Stock; (ii) the stocks that comprise the S&P 400 MidCap index(1); and (iii) the stocks that comprise a peer group of companies ("Peer Group")(2). The table following the graph shows the dollar value of those investments as of December 31, 2003. The value for the assumed investments depicted on the graph and in the table has been calculated assuming that cash dividends, if any, are reinvested at the end of each quarter in which they are paid.


COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
$250
$200
$150
$100
$50
$0
Dec98
Dec99
Dec00
Dec01
Dec02
Dec03
DST SYSTEMS INC
S&P MIDCAP 400 INDEX
PEER GROUP

	December 31, 1998	December 31, 1999	December 31, 2000	December 31, 2001	December 31, 2002	December 31, 2003
DST Common Stock Value	100	133.73	234.83	174.72	124.60	146.37
S&P 400 MidCap Index Value . . .	100	114.72	134.81	133.99	114.54	155.34
Peer Group Value	100	124.58	158.81	179.56	130.39	144.88

PROXY STATEMENT

(1) Standard & Poor's Corporation, an independent company, prepares the S&P 400 MidCap Index.

(2) DST selected the Peer Group based on information on comparable companies in DST's industry developed by independent compensation consultants with the input of the CFO. The companies in the Peer Group are: Acxiom Corporation; Affiliated Computer Services; Alliance Data Systems Corporation; Automatic Data Processing, Inc.; Bisys Group, Inc.; Concord EFS, Inc.; CSG Systems Intl. Inc.; First Data Corporation; Fiserv, Inc.; NCR Corporation; SEI Investments Co.; SunGard Data Systems, Inc.; and TeleTech Holdings Inc.

Summary Compensation Table

The following table sets forth for the calendar years indicated the total compensation paid to or for the account of the Named Officers.

		Annual Compensation			Long Term Compensation Awards		
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other annual compensation ($)	Restricted Stock Awards ($)(3)	Number of Securities Underlying Options/SARs	All Other Compensation ($)(5)
Thomas A. McDonnell	2003	575,000	941,850	51,116(2)	428,081	11,925(4)	1,892,876
DST President and CEO	2002	575,000	977,500	83,283	487,164	767,570	111,151
	2001	575,000	920,000	—	—	623,860	108,300
Thomas A. McCullough	2003	475,000	648,375	—	294,683	—	1,075,602
DST Executive Vice President	2002	475,000	665,000	—	331,427	480,161	81,368
and COO	2001	475,000	617,500	—	304,825	259,720	79,058
Charles W. Schellhorn	2003	360,000	327,600	—	148,896	—	599,658
DST Output President during	2002	340,000	340,000	—	169,429	150,000	48,156
2003; Argus President	2001	340,000	340,000	—	167,830	252,055	49,029
Donald J. Kenney	2003	371,000	253,207	—	68,297	—	296,577
EquiServe President and CEO	2002	350,000	203,220	—	28,776	100,000	14,126
	2001	262,500	337,500	—	—	150,000	2,125
J. Michael Winn(1)	2003	357,160	503,596	—	—	—	338,087
DSTi Managing Director	2002	289,800	460,782	—	—	150,000	64,443
	2001	240,009	381,614	—	—	0	54,702

(1) Amounts for Mr. Winn are converted from pounds to dollars on December 31 of the applicable year. The bonus amount for 2003 includes the minimum amount of the deferred portion of the 2003 bonus, which is $128,578. The total amount of the deferred bonus, which could grow by $64,288, is based on DSTi's pre-tax earnings for 2004 as explained in the section "Winn Personal Retirement and Bonus Arrangements" herein. The bonus amount for each of 2002 and 2001 includes the portion of the bonus for such year which was deferred and paid based on DSTi's pre-tax earnings in the following year.

(2) This includes compensation of $39,953 to Mr. McDonnell for his 2003 personal use of aircraft in which DST has a fractional interest.

(3) The Restricted Stock Grant Table following this table gives additional information about the Restricted Stock awards.

(4) This is the number of Upfront Options granted January 14, 2003. Upfront Options, as described in the Compensation Report, are in lieu of 2003, 2004 and 2005 annual option grants. The 2003 grant was a portion of the total number of Upfront Options granted to Mr. McDonnell.

(5) Although the compensation for eliminating the reload feature of stock options is deferred, and the DST Common Stock to be received as deferred compensation has not yet issued, the All Other Compensation amount includes an amount that is the product of the number of shares to be received at a future date as an Adjustment Award and the closing price of the DST Common Stock on December 16, 2003, which is the date the DST Compensation Committee determined the deferred compensation. The respective deferred compensation amounts for Messrs. McDonnell, McCullough, Schellhorn, Kenney and Winn are $1,783,009, $994,380, $550,161, $282,577 and $259,949. All other compensation for Messrs. McDonnell, McCullough, Schellhorn, and Kenney for

2003 includes (i) employer matching contributions to their respective accounts under the DST 401(k) of $6,000, and (ii) employer discretionary profit sharing contributions to their respective accounts under the DST 401(k) of $8,000. All other compensation for Messrs. McDonnell, McCullough and Schellhorn for 2003 also includes respective contributions of $95,867, $67,222, and $35,497 to their accounts under the DST Systems, Inc. Supplemental Executive Retirement Plan ("Executive Retirement Plan"). All other compensation for Mr. Winn for 2003 is comprised of a contribution of $59,427 to his qualified retirement plan account, a payment of $17,700 for amounts Mr. Winn could not contribute to such account as a result of statutory limits, and $1,011 in term life insurance premiums.

Restricted Stock Grant Table

Mr. Winn has not received Restricted Stock as part of his compensation. The other Named Officers each received Restricted Stock for a portion of their 2003 award under the Executive Incentive Plan, and the number of shares granted to each of them equals the dollar amount of the portion of his bonus to be paid in Restricted Stock divided by the average of the highest and lowest reported sale prices of DST Common Stock on the NYSE on the date of grant. The restrictions on and the transferability of the stock are described in the Compensation Report and in the section Other Compensation Plans and Arrangements. Holders of the Restricted Stock have the right to vote such stock and to receive any dividends or other distributions with respect to such stock.

	Total Restricted Stock Held at End of Last Completed Fiscal Year and 12/31/03 Market Value				Date Restrictions Will Lapse if Shares Shown in this Table Are Not Forfeited and Number of Shares		
Named Officer	Total Shares	Market Value ($)	Shares of Restricted Stock Granted in 2004 for 2003 Compensation	Number of Shares Shown in this Table on Which Restrictions Have Lapsed	1/1/2005	1/1/2006	1/1/2007
Thomas A. McDonnell	17,505	731,009	9,778	0	—	17,505	9,778
Thomas A. McCullough	19,165	800,330	6,731	0	7,256	11,909	6,731
Charles W. Schellhorn	10,083	421,066	3,401	0	3,995	6,088	3,401
Donald J. Kenney	1,034	43,180	1,560	0	—	1,034	1,560

Option/SAR Grants in Last Fiscal Year

The following table sets forth information about the options to acquire DST Common Stock granted the Named Officers during 2003.

Name	Number of Securities Underlying Options/SARs Granted	Percent of Total Options/SARs Granted to Employees in Fiscal Year(1)	Exercise or Base Price ($/Sh)(2)	Expiration Date(2)	Grant Date Present Value ($)(3)
Thomas A. McDonnell	11,925	.014	$37.62	1/14/13	220,136
Thomas A. McCullough	—	—	—	—	—
Charles W. Schellhorn	—	—	—	—	—
Donald J. Kenney	—	—	—	—	—
J. Michael Winn	—	—	—	—	—

(1) Options for a total of 843,568 shares of DST Common Stock were granted in 2003.

(2) The options granted to Mr. McDonnell are Upfront Options that became exercisable February 26, 2004 as a result of DST meeting an earnings per share goal set by the DST Compensation

Committee in 2002. The term of the options is ten years from the grant date. The options terminate early for reasons of termination of employment, disability or death.

The exercise price of Mr. McDonnell's Upfront Options is equal to the average of the high and low price of DST Common Stock on the NYSE as of the date of the grant, and Mr. McDonnell may pay the exercise price in cash or, subject to certain restrictions, with DST Common Stock. He may satisfy their minimum statutory tax withholding obligations by authorizing DST to withhold shares of DST Common Stock which would otherwise have been issuable on exercise, and, subject to certain restrictions, he may have additional shares withheld for withholding above the minimum requirement. Change in control of DST is defined in the Stock Award Plan, and in such event certain limited rights related to the options and defined in the Stock Award Plan also become immediately exercisable.

(3) In accordance with SEC rules, the Black-Scholes option pricing model was chosen to estimate the Grant Date Present Value of the Upfront Options. DST's use of this model should not be construed as an endorsement of its accuracy at valuing options. All stock option models require a prediction about the future movement of the stock price. The options were valued based on the assumption that Mr. McDonnell will hold the option for a period of seven years. Assumption of volatility was 41.44% (based on the historical average weekly fair market value of DST Common Stock since October 1995), and assumption of the risk free rates of return rate was 3.66% (United States Government Zero Coupon Bonds on date of grant with a seven year maturity). The determination assumed a dividend yield of 0%. No adjustments were made for non-transferability or risk of forfeiture of the options. The real value of the options depends upon the actual performance of DST Common Stock during the applicable period and upon the date the options are exercised.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

The following table gives aggregated information about the Named Officers' exercises during 2003 of options to purchase DST Common Stock and shows the number and value of their exercisable and unexercisable options at December 31, 2003, which was DST's fiscal year end.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs At December 31, 2003		Value of Unexercised In-the-Money Options/SARs At December 31, 2003 ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Thomas A. McDonnell	—	—	492,312	1,085,180	241,668	4,183,593
Thomas A. McCullough	—	—	271,431	608,320	1,364,059	2,930,125
Charles W. Schellhorn	—	—	284,765	280,190	1,253,356	1,598,250
Donald J. Kenney	—	—	100,000	150,000	0	1,065,500
J. Michael Winn	—	—	140,000	150,000	1,911,744	1,598,250

Employment Agreements. All of the Named Officers other than Mr. Kenney have employment agreements. An agreement between DST and Mr. McDonnell (the "McDonnell Agreement") and an agreement between DST and Mr. McCullough (the "McCullough Agreement") each dated as of January 1, 2001 provide for employment at the base salary set by the DST Compensation Committee, subject to upward adjustment, and are effective through December 31, 2005, unless earlier terminated as provided in the agreement. An agreement between DST and Mr. Schellhorn dated as of April 1, 1992 and amended as of October 9, 1995 (the "Schellhorn Agreement"), provides for Mr. Schellhorn's employment at his base salary in effect at the date of execution of his agreement subject to adjustment from time to time by agreement of the parties.

The McDonnell and McCullough Agreements provide for certain fringe benefits. They also provide for the early lifting of restrictions on certain Restricted Stock. The McDonnell Agreement provides that Mr. McDonnell shall hold such stock through the term of his agreement and shall not dispose of it except for the purpose of exercising options to purchase DST Common Stock. The agreements set the percentage of the salaries of Messrs. McDonnell and McCullough to be awarded as bonuses at each level of Goals set under the Executive Incentive Plan. Mr. McDonnell's percentages at threshold, target and maximum Goals, respectively, for 2003 were 90%, 180% and 270%, for 2004 are 95%, 190% and 285%, and for 2005 are 100%, 200% and 300%. Mr. McCullough's percentages at threshold, target and maximum Goals, respectively, for 2003 were 75%, 150%, and 225%, for 2004 are 80%, 160% and 240%, and for 2005 are 85%, 170% and 255%.

Under each of the McDonnell, McCullough and Schellhorn Agreements (collectively, the "DST Employment Agreements"), employment may be terminated by the officer on at least 30 days' notice to DST and by DST with or without cause. If DST terminates the employment without cause, the McDonnell and McCullough Agreements provide severance pay equal to 24 months' base salary and 24 months' reimbursement of costs of obtaining comparable life and health insurance benefits unless another employer provides such benefits, and the Schellhorn Agreement provides for such severance pay based on a 12 month period. Each DST Employment Agreement contains certain non-compete limitations in effect for a three-year period after the executive's termination of employment.

The DST Employment Agreements provide that the officers are eligible to participate in any DST incentive compensation plan and to receive other benefits DST generally makes available to its executive officers. The DST Employment Agreements also govern the officers' employment after a "change in control"* of DST. If a change in control occurs during the term of any of the DST Employment Agreements, the officer would be entitled to the following: (a) continuation of the officer's employment, executive capacity, salary, incentive compensation and benefits for a three-year period at levels in effect on the "control change date"*; (b) with respect to unfunded employer obligations under benefit plans, to a discounted cash payment of amounts to which the officer is entitled; (c) if the officer's employment is terminated after the control change date other than "for cause"*, to payment of his base salary through termination plus a discounted cash severance payment based on his salary for the remainder of the three-year period and to continuation of benefits to the end of that period; (d) if the officer resigns after a change in control upon "good reason"* and advance written notice, to receive the same payments and benefits as if his employment had been terminated other than for cause; and (e) the placement in trust of funds to secure the obligations to pay any legal expense of the officer in connection with disputes arising with respect to the agreement. Each of the DST Employment Agreements provide for the relief in certain circumstances if amounts received by the executive constitute "Parachute Payments" under Section 4999 of the Internal Revenue Code.

Mr. Winn, the Managing Director of DSTi, is subject to an employment agreement dated as of June 23, 1993. DSTi may terminate the agreement without notice "for cause"*, and either DSTi or Mr. Winn may terminate the agreement for any other reason by giving notice of not less than twelve months. The agreement permits DSTi to place Mr. Winn in an executive capacity other than Managing Director. It provides that Mr. Winn shall receive pension contributions, medical insurance, and certain fringe benefits and that Mr. Winn's base salary shall be reviewed annually and is subject to increase by the board of directors of DSTi. The agreement contains certain non-compete limitations in effect for one year after Mr. Winn's termination of employment. Mr. Winn's bonus arrangements are discussed in the section Winn Personal Retirement and Bonus Arrangements herein.

*Each of the employment agreements define these terms.

Other Compensation Plans and Arrangements. In addition to certain compensatory plans and arrangements generally available to employees, the Named Officers participate as indicated in the following plans and arrangements:

Stock Award Plan. All of the Named Officers have received awards under the Stock Award Plan. Stockholders from time to time have approved the plan and certain amendments to it and have approved and reapproved the performance-based criteria described in the plan as required for certain exclusions from the 162(m) Limitation. The Stock Award Plan provides for the automatic, periodic grant of stock options to Non-Management Directors and gives the DST Compensation Committee the discretion to award incentives to selected DST employees and Non-Management Directors in the form of options, reload options, restricted stock, stock appreciation rights, limited rights, performance shares, performance units (including performance-based cash awards), dividend equivalents, stock, or any other right, interest or option relating to shares of DST Common Stock granted pursuant to the Stock Award Plan.

In the event of a change in control of DST (as defined in the Stock Award Plan), vesting of awards (including options) will be automatically accelerated and all conditions on awards shall be deemed satisfactorily completed without any action required by the DST Compensation Committee so that such award may be exercised or realized in full on or before a date fixed by the DST Compensation Committee. Subject to the terms of the Stock Award Plan, the DST Compensation Committee has discretion with respect to the terms of any agreements documenting such awards.

DST Systems, Inc. Executive Plan ("Excess ERISA Plan"). Messrs. McDonnell, McCullough and Schellhorn participated in the Excess ERISA Plan, a non-qualified deferred compensation plan terminated effective December 31, 1995. Account balances for each participant remain subject to the terms of the Excess ERISA Plan. Prior to termination of the Excess ERISA Plan, DST credited each participant's account with the value of contributions DST would have made to the various qualified plans maintained by DST without regard to statutory contribution limits and eligibility requirements, less the amount actually contributed to such qualified plans on the participant's behalf. The accounts, which became fully vested upon termination of the Excess ERISA Plan, become distributable after termination of employment or in certain instances as approved by the DST Compensation Committee.

Executive Retirement Plan. Credits have been made to the accounts of Messrs. McDonnell, McCullough, and Schellhorn under an Executive Retirement Plan adopted by the DST Compensation Committee. The credits equal the value of contributions DST would have made to various qualified plans maintained by DST and of forfeiture amounts that would have been credited to such accounts but for the application of certain statutory contribution limits. The accounts are adjusted annually by a rate of return on a hypothetical investment selected by the participant among certain participant-elected investment choices allowed by the plan, or, if investment choices are not elected as to all or a portion of the account, by an interest factor equal to a rate of return selected by DST as provided in the plan. The accounts vest based on years of service or upon a change in control, as defined in the plan.

Executive Incentive Plan. Messrs. McDonnell, McCullough, Kenney and Schellhorn have received awards under the Executive Incentive Plan. Incentive awards issued under the Executive Incentive Plan are subject to restrictions and limitations imposed under the terms of the Stock Award Plan. Participants in the Executive Incentive Plan are all DST officers, DST employees holding the managerial title of director and such employees of more than 50% subsidiaries or at least 50% owned affiliates as hold officer or managerial director positions and have been designated as participants by the DST Compensation Committee. If for a given plan year DST achieves targeted diluted earnings per share, segment pre-tax earnings or other goals set by the DST Compensation Committee, participants may receive awards based on percentages of annual base salaries. Under the Executive Incentive Plan, equity awards which may be granted as part of compensation, if goals set by the DST Compensation

Committee are met, consist of either options to purchase DST Common Stock ("Equity Award Options") or Restricted Stock, at the discretion of the DST Compensation Committee.

Restricted Stock is not transferable during the period of restriction except to family members or trusts for family members, and the stock remains subject to the restrictions after such permitted transfers. Restricted Stock is described further in the Compensation Report herein. Equity Award Options become exercisable on the last day of the third calendar year following the calendar year of which the bonus allocated to the option was earned, subject to becoming exercisable earlier on retirement, death, disability, termination of employment without cause by DST, or change of control of DST (as defined in the Stock Award Plan). The options terminate early upon voluntary termination of employment by the DST Officer or termination of employment with cause by DST. The Equity Award Options are not transferable.

EquiServe, Inc. Deferred Compensation Plan ("Deferred Compensation Plan"). Mr. Kenney participates in this plan. Within the parameters of the plan, participants can elect to defer participant-designated percentages of base salary and bonus. Prior to 2002, the plan also provided for matching contributions and/or discretionary contributions to be made at the sole discretion of EquiServe. Participant accounts are credited with earnings based on hypothetical investments in certain mutual funds designated by the participant. Participants are fully vested in salary deferral contributions and vest in employer contributions based on years of service or upon death, disability, retirement or a change in control, as defined in the plan. The account balance can be withdrawn upon termination of employment, death, or disability, at a fixed date pre-selected by the participant, or for healthcare or educational needs.

PROXY STATEMENT

Officer Trusts. DST has established trusts that are intended to secure the rights of its officers, directors, employees, and former employees under the employment continuation commitments of certain employment agreements, the Directors' Deferred Fee Plan, the Executive Incentive Plan, the Excess ERISA Plan and the Executive Retirement Plan. The function of each trust is to receive contributions by DST and, in the event of a change in control of DST where DST fails to honor covered obligations to a beneficiary, the trust shall distribute to the beneficiary amounts sufficient to discharge DST's obligation to such beneficiary. The trusts require DST to be solvent as a condition of making distributions. The trusts are revocable until a change in control of DST (as defined in the trusts) and terminate automatically if no such change in control occurs prior to December 31, 2004, unless the trusts are extended prior to such date. EquiServe has established a similar trust to secure the rights of its eligible employees under the Deferred Compensation Plan. The function of the trust is to receive contributions by EquiServe and to honor covered obligations to beneficiaries. The trust requires EquiServe to be solvent as a condition of making distributions. The trust securing the Deferred Compensation Plan is irrevocable unless amended by EquiServe and the trustee per the terms of the trust.

Winn Personal Retirement and Bonus Arrangements. Under a qualified retirement plan available to all DSTi employees, DSTi makes a contribution up to a statutory limit to Mr. Winn's personal retirement account. DSTi makes a supplemental payment to Mr. Winn of 20% of his annual salary less the amount contributed to the qualified plan account. If DSTi achieves annual threshold, target or maximum levels of pre-tax earnings, then Mr. Winn receives a cash bonus based on a percentage of his salary. The percentage amount depends on the level of pre-tax earnings achieved over a one-year period and cumulatively over a three-year period. At threshold, target and maximum levels, the bonuses are 50%, 100% and 150% of his salary, respectively. Payment of 30% of the bonus is deferred for one year. The deferred portion may be reduced by 20% if DSTi's pre-tax earnings do not exceed the threshold level for the following year. It may grow by 20% if DSTi's pre-tax earnings meet or exceed the maximum level for the following year.

OTHER MATTERS

General Information. DST will bear the cost of the Annual Meeting, including the cost of mailing the proxy materials. Proxies may also be solicited by telephone, in person or otherwise by directors, officers and employees not specifically engaged or compensated for that purpose. DST has retained D.F. King & Co., Inc. to assist in the solicitation of proxies at a cost not expected to exceed $5,000 plus expenses. In addition, DST may reimburse brokerage firms and other persons representing beneficial owners of DST Common Stock for their expenses in forwarding this Proxy Statement, the Annual Report and other DST soliciting materials to the beneficial owners.

Stockholder Proposals. Stockholders may as described below submit proposals for consideration at a stockholders' meeting. No stockholder proposals are being considered at the Annual Meeting.

Inclusion of Stockholder Proposals in the 2005 Annual Meeting Proxy Statement. If a stockholder desires to have a proposal included in DST's Proxy Statement for the annual meeting of stockholders to be held in 2005, the Corporate Secretary of DST must receive such proposal on or before December 1, 2004, and the proposal must comply with the applicable SEC laws and rules and must be allowed by, and comply with, the procedures set forth in, the DST By-laws. DST will require any proposed nominee for election as a director or stockholder proposing a nominee to furnish a consent of the nominee and may reasonably require other information to determine the eligibility of a proposed nominee to serve as a director or to properly complete any proxy or information statement used for the solicitation of proxies.

Timely Notice to DST of Nominations for Director and Other Stockholder Proposals. The DST By-laws provide that a stockholder proposal (other than a proposal requested to be set forth in the Proxy Statement, as noted above) may not be made at an annual meeting unless the proposal has been timely delivered to the DST Nominating Committee (for proposals to nominate directors) or to the Corporate Secretary (for other proposals). Only a stockholder who owns beneficially at least one percent of outstanding DST Common Stock may propose to nominate a director. A proposal is timely if delivered not less than 90 days nor more than 120 days prior to the anniversary of the last DST annual meeting; provided, however, that in the event that the DST Board designates the annual meeting to be held at a date other than the second Tuesday in May and publicly announces the date of the meeting less than 60 days prior to its occurrence, the stockholder must deliver written proposal not later than 15 days following the date of such public announcement and not more than 120 days prior to the annual meeting. Public announcement is disclosure in any press release issued by DST, published on the DST website, or included in a document publicly filed by DST with the SEC. Proposals (other than proposals submitted for inclusion in the proxy statement) to be timely for the 2005 annual meeting if it occurs on May 10, 2005 must be delivered no earlier than January 11, 2005 and no later than February 10, 2005.

Contents of Notice of Proposal. A stockholder proposal must be in the form of a written notice of proposal. The required contents of the notice depend on whether the proposal pertains to nominating a director or to other business. A stockholder's notice pertaining to the nomination of a director shall set forth: (a) as to each nominee whom the stockholder proposes to nominate for election or re-election as a director, (i) the name, age, business address and residence address of the nominee, (ii) the principal occupation or employment of the nominee, (iii) the class and number of shares of capital stock of DST that are beneficially owned by the nominee, and (iv) any other information concerning the nominee that would be required, under the rules of the SEC, in a proxy statement soliciting proxies for the election of such nominee; (b) as to the stockholder giving the notice, (i) the name and address of the stockholder, and (ii) the class and number of shares of capital stock of DST that are beneficially owned by the stockholder and the name and address of record under which such stock is held; and (c) the signed consent of the nominee to serve as a director if elected.

A stockholder's notice concerning business other than nominating a director shall set forth as to each matter the stockholder proposes to bring before the meeting (a) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (b) the name and address of the stockholder proposing such business, (c) the class and number of shares of capital stock of DST that are beneficially owned by the stockholder and the name and address of record under which such stock is held, and (d) any material interest of the stockholder in such business. The Chairman of a DST annual meeting has the power to determine whether the proposed business is an appropriate subject for and was properly brought before the meeting.

Section 16(a) Beneficial Ownership Reporting Compliance. Section 16(a) of the Exchange Act requires DST's directors and certain of its officers, and each person, legal or natural, who owns more than 10% of DST Common Stock (each, a "Reporting Person"), to file reports of such ownership with the SEC, the NYSE, and DST. Based solely on review of the copies of such reports furnished to DST, and written representations relative to the filing of certain forms, no person other than Thomas A. McDonnell, CEO, was late in filing such a report for fiscal year 2003. On February 27, 2003, Mr. McDonnell reported the January 14, 2003 grant of Upfront Options.

Availability of Annual Report. The Annual Report includes the Form 10-K for the year ended December 31, 2003 (without exhibits) as filed with the SEC. DST will furnish without charge upon written request a copy of the Form 10-K. The Form 10-K includes a list of all exhibits thereto. DST will furnish copies of exhibits listed in the Form 10-K upon written request to DST Corporate Secretary, 333 W. 11th Street, Kansas City, Missouri, 64105. The requestor must pay DST's reasonable expenses in furnishing such exhibits. Each such request for the Form 10-K or exhibits must identify the person making such request as a beneficial owner of DST Common Stock entitled to vote at the Annual Meeting. The Form 10-K is available at *www.dstsystems.com* and the Form 10-K including exhibits filed therewith is available at *www.sec.gov.*

Householding for Broker Customers. Pursuant to the rules of the SEC, services that deliver DST's communications to Broker Customers may deliver to multiple stockholders sharing the same address a single copy of DST's Annual Report and Proxy Statement. DST will promptly deliver upon written or oral request a separate copy of the Annual Report and/or Proxy Statement to any stockholder at a shared address to which a single copy of the documents was delivered. Written requests may be made to the DST Corporate Secretary, 333 West 11th Street, Kansas City, Missouri 64105, and oral requests may be made by calling the DST Corporate Secretary's Office at (816) 435-4636. To receive separate copies of the Proxy Statement or Annual Report in the future, or to receive only one copy per household, Broker Customers should contact their bank, broker or other nominee holder of record.

By Order of the DST Board,

Randall D. Young

Randall D. Young
Vice President, General Counsel and Secretary

Kansas City, Missouri
March 31, 2004

APPENDIX A

DST SYSTEMS, INC.

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

I. Committee Purposes

The Committee's primary purposes are to:

- Assist Board oversight of the integrity of the Company's financial statements and systems of internal controls regarding finance, accounting, and legal compliance.
- Exercise its direct responsibility for the appointment, compensation, and retention of the Company's independent auditor in performing all services for the Company and its subsidiaries and assist Board oversight of such auditor's qualifications, independence, and performance.
- Assist Board oversight of the performance of the Company's internal audit function.
- Assist Board oversight of the Company's compliance with legal and regulatory requirements.
- Prepare the report that the Securities and Exchange Commission rules require be included in the Company's annual proxy statement.

II. Committee Duties and Responsibilities

The Committee has duties and responsibilities with respect to the Company's financial disclosures, internal audit function and relationship with independent auditors and with respect to various other matters.

A. Disclosures.

The Committee shall:

1. Discuss the Company's annual audited financial statements with management and the independent auditor prior to filing and distribution, including disclosures under Management's Discussion and Analysis of Financial Condition and Results of Operation, and recommend to the Board whether such statements be included in the Company's Annual Report on Form 10-K.
2. Review such portions of the Company's periodic reports as it deems appropriate to oversee the integrity of the Company's disclosures.
3. Receive and have an opportunity to discuss the Company's quarterly financial statements with management and the independent auditor both prior to filing and at regularly scheduled Committee meetings subsequent to filing, including disclosures under Management's Discussion and Analysis of Financial Condition and Results of Operation.
4. Review in conjunction with management and with the independent auditor:
   a. All critical accounting policies and practices used in auditing the Company's financial statements and major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles.
   b. Significant financial reporting issues and judgments made in connection with the preparation of the financial statements.
   c. All alternative treatments of financial information within generally accepted accounting principles ("GAAP") that the independent auditor has discussed with management,

ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor.

d. The effect of regulatory and accounting initiatives and off-balance sheet structures on the Company's financial statements.

e. Other material written communications between the independent auditor and management including, but not limited, to any management or internal control letter, any schedule of unadjusted differences, and accounting adjustments proposed or noted by the independent auditor that were passed.

f. Certain matters required to be communicated to audit committees in accordance with Statement of Auditing Standards No. 61.

g. The integrity of the company's financial reporting processes and controls.

h. Major issues as to the adequacy of internal controls and any special audit steps adopted in light of material control deficiencies.

5. Review earnings press releases (either prior or subsequent to the release date and paying particular attention to any use of "pro forma" or "adjusted" non-GAAP information) and, review, in general terms, the types of other financial information and earnings guidance to be provided to analysts and rating agencies, if any.

6. Review and approve Committee reports prior to their publication in any proxy statement or other securities law filings.

B. Company's Internal Audit Function.

The Committee shall:

1. Review the internal audit department's audit plans and significant changes thereto.

2. Consider from time to time the organizational structure, responsibilities, general audit approach, budget, staffing, and qualifications of the internal audit department.

3. Receive reports directly from internal audit.

4. Review the appointment, performance, and, if necessary, replacement of the senior internal audit executive.

C. Company's Relationship with the Independent Auditor.

The Committee is directly responsible for the appointment of the Company's independent auditor in performing all services for the Company and its subsidiaries, subject to shareholder approval requirements of any governing law, document, or standard. The Committee is directly responsible for the compensation, retention and oversight of the independent auditor in performing such services and for evaluation and termination of the independent auditor. In this regard, the Committee shall:

1. Select and retain the independent auditor for the annual audit.

2. Have the sole authority to approve all fees and terms of audit services performed by the Company's independent auditor.

3. Have the sole authority to approve, and adopt permissible procedures for pre-approval of, all fees and terms of audit services other than the annual engagement of the auditor and of all permitted non-audit services performed by the Company's independent auditor, except that certain permitted non-audit services may be performed without pre-approval under certain conditions described in the securities law regulations.

4. Review annually the written disclosures and letter required by Independence Standard Board Statement No. 1 and discuss with the independent auditor all relationships it has with the Company.

5. At least annually obtain and review a report by the independent auditor describing:

   a. The auditor's internal quality control procedures.

   b. Any material issues raised by the most recent internal quality-control review, or peer review, of the auditor firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditor.

   c. Any steps taken to deal with any such issues.

   d. All relationships between the independent auditor and the Company (in order to assess the auditor's independence).

6. Review the independent auditor's report and work throughout the year and annually evaluate (after taking into account the opinions of Company management and internal auditors) the auditor's qualifications, performance and lead partner. In addition to assuring the regular rotation of the lead audit partner and the audit partner responsible for reviewing the audit as required by law, consider whether, in order to assure continuing auditor independence, there should be regular rotation of the independent auditor.

7. Review with the independent auditor annually and from time to time in connection with the disclosure of financial information:

   a. Any difficulties the auditor encountered in the course of the audit work, including any restrictions on the scope of the independent auditor's activities or on access to the requested information.

   b. Communications between the independent auditor team and the independent auditor's national office respecting auditing or accounting issues presented by the engagement.

   c. The auditor's compliance with all legal requirements applicable to the audit, including without limitation requirements as to the scope of the audit, rotation of the audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit and prohibitions of per se conflicts of interest.

   d. Any significant disagreements with management.

   e. The responsibilities, budget and staffing of the Company's internal audit function.

8. Set the Company's policy for hiring employees or former employees of the independent auditor.

D. <u>Other.</u>

The Committee shall:

1. Discuss policies with respect to risk assessment and risk management including a discussion of:

   a. Guidelines and policies that govern the process by which the Company's Chief Executive Officer and senior management assess and manage the Company's exposure to risk.

   b. The Company's major financial risk exposures and the steps Company management has taken to monitor and control such exposures.

2. Review at least annually with the Company's counsel any legal matters that could have a significant impact on the Company's financial statements, the Company's compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

3. Review reports on internal controls over significant operations, systems or procedures, including SAS 70 Reports.

4. Establish or ensure procedures are in place for:

    a. The receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters.

    b. The confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters.

5. Receive reports from Company internal and external counsel of evidence of material violations of securities and other laws.

6. Orient new Committee members to its practices and procedures.

7. Perform such other tasks as are assigned to the Committee by the Board, or (unless the Board otherwise directs) are deemed by the Committee to be appropriate to its purposes.

III. Annual Evaluation of Committee Performance and Charter

The Committee shall annually evaluate its own performance and the adequacy of this Charter. The Committee shall submit to the Board the results of its evaluation and any proposed Charter modifications.

IV. Committee Member and Chair Qualifications

A. Each Committee member shall meet the independence requirements of the applicable laws, regulations, and stock exchange listing standards.

B. Each Committee member shall be financially literate.

C. At least one member of the Committee shall have accounting or related financial management expertise.

D. At least one member of the Committee shall be an Audit Committee Financial Expert as that term is defined in the securities laws and regulations.

E. If a Committee member simultaneously serves on the audit committees of more than three public companies, the Board must determine that such simultaneous service would not impair the ability of such member to effectively serve on the Committee.

F. Certain disclosures regarding Audit Committee members shall be made to the New York Stock Exchange and in the Company's annual meeting proxy statement.

V. Committee Member Appointment and Removal

A. Members of the Committee shall be selected as provided in the Company's Bylaws for the term set forth therein.

B. Committee members may be removed by Board action.

VI. Committee Structure and Operations

A. The Company's Bylaws govern the procedures for establishing number of Committee members, which shall be at least three.

B. The Company's Bylaws govern the election of the Committee Chair, the scheduling and notice to members of special Committee meetings, the constitution of a quorum for the conduct of Committee business, the member vote necessary for Committee action, and Committee recordkeeping.

C. The Committee shall meet at least four times annually, or more frequently as circumstances dictate.

D. The Committee shall meet privately in executive session periodically.

E. The Committee shall periodically schedule during its meetings a separate session with each of a representative of Company management, a representative of internal audit department, and a representative of the independent auditor to discuss any matters that the Committee or such representative believes should be discussed. Regardless of whether it was scheduled in advance, a separate session shall be held during any Audit Committee meeting at which the Committee or any such representative requests such a session.

F. The Committee may ask representatives of Company management, directors who are not Committee members, or others to attend meetings and to provide pertinent information as necessary.

G. The Committee has the authority, as it deems necessary, to delegate its responsibilities to any subcommittee of the Committee, provided such delegation is not precluded by any applicable laws, regulations, or stock exchange listing standards.

VII. Committee Reporting to the Board

The Committee shall regularly report to the Board on:

A. Committee actions (other than routine or administrative actions).

B. Issues that arise with respect to:

1. The quality and integrity of the Company's financial statements.
2. The Company's compliance with legal or regulatory requirements.
3. The qualifications, performance, and independence of the independent auditor, the evaluation of such auditor's lead partner and the audit partner responsible for reviewing the audit, and conclusions on whether the independent auditor itself should be regularly rotated.
4. The performance of the Company's internal audit function.

VIII. Committee Resources

The Committee has the authority to:

A. Conduct any investigation appropriate to fulfilling its responsibilities.

B. Contact the independent auditor and any Company employee.

C. Access the Company's books and records.

D. Retain, at the Company's expense, special legal, accounting, or other advisors it deems necessary in the performance of its duties.

E. Determine and advise the Company's Chief Financial Officer of the funding the Company must provide for the payment of compensation to the Company's independent auditor, use of external advisors, Committee investigations, and ordinary administrative expenses necessary or appropriate in carrying out Committee duties.

IX. Publication of Charter

This Charter shall be posted on the Company's website and periodically be included as an appendix to the Company's annual stockholder's meeting proxy statement as required by applicable laws, regulations, or stock exchange listing standards.

PROXY STATEMENT

SYSTEMS

333 West 11th Street
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DSTCM_SS_04



2003 Annual Report Codorus Valley Bancorp, Inc.

Table of Contents

providing diversified



Shown left to right: Jann Allen Weaver, Larry J. Miller and Harry R. Swift.

President's Letter

To Our Shareholders: Over the past decade, the competitive landscape for American businesses has changed dramatically. Most of the changes were due to: regulatory mandates, consolidation, or questionable corporate behavior. While financial services institutions have emerged relatively unscathed from inappropriate corporate activities, the actions of Enron, WorldCom and Adelphia, to name a few, provided the impetus for the federal government, stock exchanges and others to create a myriad of additional regulatory, reporting and governance oversight directives for all public companies. Codorus Valley Bancorp, Inc. is a member of the NASDAQ National Market System (trading under the symbol CVLY), and, therefore, is subject to the same regulatory scrutiny as Microsoft, Intel or SunTrust. Obviously, a vast majority of businesses are operating ethically, and yet, they too, must bear the burden of more costly supervision.

Consolidation and diversification of the financial services industry have taken on new vigor as companies attempt to provide "one-stop-shopping" and develop a global marketplace presence. Two of the top ten banking companies operating in the United States are foreign owned (Taunus and ABN Amro), and all of these entities have non-commercial banking business lines that contribute substantially to their respective financial performance. While Codorus Valley's past and present strategic plans do not include global aspirations, they clearly include a focus on providing our clients more than a checking account or a loan for a new automobile.

During 2003, Codorus Valley Bancorp, Inc. continued the execution of its strategic plan with the following financial accomplishments:

- total assets grew 6.5 percent, rising to $372.5 million at December 31, 2003;
- net income for the year was $3.4 million, up 10.7 percent from 2002;
- non-interest income totaled over $4.3 million, up 24 percent from a year ago;
- total assets under management in the Trust and Investment Services Division ended the year at $92.3 million, up over 14 percent, with income derived from this Division up almost 12 per cent during the same period;
- the level of capital exceeded all regulatory capital requirements at December 31, 2003 and ended the year at $33.8 million; and
- finally, Codorus Valley's common stock price closed at $20.90 per share at December 31, 2003, an increase of $6.40 per share, or 44 percent more than the closing price (as adjusted) at December 31, 2002.

Further information on Codorus Valley's financial performance is included in this Annual Report.

The results for 2003 are most gratifying and reflect Codorus Valley's commitment to serving the needs of our community, the dedication of our employees and business associates, and the ongoing fulfillment of our strategic plan. Income from sources other than traditional banking continues to increase as a means of adding revenue without a related capital investment. Over the past five years, non-interest income at Codorus Valley, as a percentage of total net revenue, grew from 14.8 percent to 24.3 percent, an increase of 64 percent. This increase was due to the financial contributions of the Trust and Investment Services Division, Mortgage Banking Division, and subsidiaries of PeoplesBank (the financial services subsidiary of Codorus Valley): SYC Settlement Services, SYC Insurance Services and Market Street Financial Services.

These entities provide wealth management; financial and estate planning; life, accident & health and long-term care insurances; investments; title insurance; mutual funds; annuities and mortgage loans to Codorus Valley's clients.

Going forward, Codorus Valley plans to expand its focus on small to mid-sized businesses while continuing to serve its growing retail client base. Lending to small to mid-sized businesses, which has been a mainstay for Codorus Valley for many years, will be intensified and ancillary services and products will be added and targeted toward this market.

Codorus Valley remains committed to our community and provides both leadership and financial resources to activities for the public good. Over the past eighteen months, Director Reed Anderson served as co-Chair of the YorkCounts Commission, a community-wide effort endorsed and supported by the York County Board of Commissioners. The purpose of YorkCounts is to define, measure and develop a comprehensive action plan to improve the quality of life in York County. Through a 14-member Steering Committee, it was determined that three primary areas of public need would be addressed: education, community development and economic development. I am honored to have served as the Chair of the Economic Development Task Force.


"Going forward, Codorus
Valley Bancorp plans to
expand its focus on small
to mid-sized businesses
while continuing to serve its
growing retail client base."

Recently, the YorkCounts Commission distributed its blueprint for change in York County. The plan is entitled *Charting a Brighter Future for All, The Time is Now*. The plan details thirty actionable "ready solutions" that, upon implementation, individually or collectively, will have a positive impact on where we live and work. Director Anderson and his fellow co-chair, Ernie Waters, deserve our sincere thanks and recognition for their clarity of purpose and dedication to the YorkCounts Commission. Their untiring leadership has motivated scores of our neighbors and friends to become collaborators in the development of a plan to strengthen our community, and improve our quality of life.

The mission of Codorus Valley Bancorp, Inc is to create long-term shareholder value and improve the quality of life in the communities we serve, by providing diversified financial services to small and mid-sized businesses and individual consumers in York and adjacent counties. Through your continued investment and support, we will fulfill this mission. Thank you for your confidence in Codorus Valley Bancorp, Inc.

Very truly yours,

Larry J. Miller
President and Chief Executive Officer

PeoplesBank
A Codorus Valley Company
Executive Officers and Leadership Group

Larry J. Miller
President and Chief Executive Officer

Harry R. Swift, Esquire
Executive Vice President, Cashier, and General Counsel

Jann Allen Weaver, CPA
Executive Vice President and Chief Financial Officer

Matthew A. Clemens, SPHR
Senior Vice President, Human Resources Division

David J. Cover, CRSP
Senior Vice President, Trust and Investment Services Division

Kent A. Ketterman
Senior Vice President, Business Banking Division

Todd A. Tyson
Senior Vice President, Retail Sales and Service Division

Scott T. Weaver
Senior Vice President, Administrative Services Division

Diane E. Hill, CPA
Vice President and Auditor

Cheryl L. Keener, CFMP
Vice President, Marketing Division

Angela F. Kern, CISSP
Vice President, Information Technology Division

Linda D. Senft, CRCM
Vice President, Compliance and Security

Keith L. Sheffer
Vice President, Mortgage Banking Division

William H. Thompson, CLU, CHFC
Executive Vice President, SYC Insurance Services, Inc.

PeoplesBank
A Codorus Valley Company
Advisory Committee Members

Cindy E. Baugher
President – Baugher Motors, Inc.

Keith R. Brown
President – Phoenix Health Care, Inc. dba Dallastown Nursing Center

Evans N. Fishel
President – H. Norman Fishel & Son, Inc.

William W. Gemmill, Jr.
Owner – W. W. Gemmill Plumbing, Heating & Air Conditioning

Richard E. Hopper
Business and Property Management

Richard D. Hupper, Ed. D.
Retired Educator

Samuel E. Keeney
President – Sam Keeney Organ and Piano Center, Inc.

Donald L. Kern
President – K & M Home Center, Inc.

Thomas W. King, CPA
President – King & King, PC

Claude W. Rohrbaugh
President – B & R Electrical Contractors, Inc.

Alan J. Yost
Owner – Yost Farms

PeoplesBank
A Codorus Valley Company
Bank Officers and Managers

Barbara J. Myers
Corporate Secretary

Peggy S. Warner
Assistant Secretary and Retail Services Officer

Joseph V. Angelo
Vice President - Business Banking

Stephen T. Sherman
Vice President - Business Banking

John S. Eaton, Jr.
Assistant Vice President - Business Banking

Kelly L. Rosenzweig
Assistant Vice President and Assistant Controller

Timothy S. Wise
Assistant Vice President - Administrative Services

Gregg A. Elicker
Assistant Vice President - Automated Services

J. Matthew Muir
Business Banking Officer

Wanda M. Chilcoat
Trust Officer

Phyllis A. Crumley
Retail Services Officer

Christina M. Gingerich
Settlement Officer - Credit Services

Cindy L. Hollingshead
Staff Auditor

Donna A. Massa
Training Officer

Steven E. Miller
Loan Review Officer

Amy L. Richmond
Commercial Credit Review Officer

Stacy L. Doss
Manager, Client Care Center

Debra A. Messersmith
Manager, Floating Teller Pool

Christine A. Myers
Manager - Deposit Services

Boards of Directors

Codorus Valley Bancorp, Inc.
and PeoplesBank

George A. Trout, D.D.S.
Chairman – Codorus Valley Bancorp, Inc.
Retired Dentist

Rodney L. Krebs
Chairman – PeoplesBank
President – Springfield Contractors, Inc.

Larry J. Miller
President and Chief Executive Officer
Codorus Valley Bancorp, Inc. and
PEOPLESBANK

D. Reed Anderson, Esquire
Stock and Leader
Attorneys at Law

M. Carol Druck
Realtor - Morgan Collins Realtors, Inc.
President – Druck Realty, Inc.

MacGregor S. Jones
Retired Automobile Dealer

Dallas L. Smith
President – Bruce V. Smith, Inc.

Donald H. Warner
President – Warners Motor Express, Inc.

Hon. Michael L. Waugh
28th Senatorial District
Commonwealth of Pennsylvania

Directors Emeritus - PeoplesBank
William U. Kapp
Barry A. Keller
Bernard F. Young


"As directors, we are committed to building and deepening relationships with our customers."

Shown left to right: Donald H. Warner, M. Carol Druck, MacGregor S. Jones, Rodney L. Krebs, Larry J. Miller, George A. Trout, D.D.S., Michael L. Waugh, Dallas L. Smith, and D. Reed Anderson, Esquire.

PeoplesBank

A Codorus Valley Company
Office Locations

Financial Centers

Cape Horn*
2587 Cape Horn Road
Red Lion, PA 17356-9057
Deborah L. Gallup, *Manager*

City of York*
118 East Market Street
York, PA 17401-1219
James W. Coombes, *Manager*
Joshua P. Stambaugh, *Assistant Manager*

221 West Philadelphia Street
York, PA 17404-2992
James W. Coombes, *Manager*
Sabrina M. Fissel, *Assistant Manager*

East York*
2701 Eastern Boulevard
York, PA 17402-2907
Carol A. Gross, *Manager*
Robin P. Underwood, *Assistant Manager*

Glen Rock*
1 Manchester Street, P. O. Box 67
Glen Rock, PA 17327-0067
Connie L. Kiser, *Manager*
Phyllis E. Eckersley, *Assistant Manager*

Jacobus
1 North Main Street, P. O. Box 176
Jacobus, PA 17407-0176
Barbara J. Wilson, *Manager*
Roseann E. Nix, *Assistant Manager*

Jefferson*
6 Baltimore Street, P. O. Box 127
Codorus, PA 17311-0127
Melissa S. Perkins, *Manager*

Leader Heights*
109 Leader Heights Road
York, PA 17403-5137
Rebecca D. Gore, *Manager*
L. Charlene Boring, *Assistant Manager*

South Hanover*
1400 Baltimore Street
Hanover, PA 17331-8528
Christopher M. Aulbach, *Manager*

Stewartstown*
2 Ballast Lane, P. O. Box 925
Stewartstown, PA 17363-0925
Terry R. Kernan, *Manager*
Patricia A. Valentin, *Assistant Manager*

York New Salem*
320 North Main Street, P. O. Box 278
York New Salem, PA 17371-0278
Algard P. Shaffer, *Manager*

*24-hour ATM. Additional ATM locations: The Farmers Market of Shrewsbury, Central Market House in Downtown York, Loyal Order of Moose, Lodge #148 (Cape Horn Road).

To contact any financial center location, please call our Client Care Center at 717-846-1970 or 1-888-846-1970.

Corporate Offices
Market Street Financial Services
SYC Insurance Services, Inc.
SYC Settlement Services, Inc.
Trust and Investment Services Division
Codorus Valley Corporate Center
105 Leader Heights Road
York, PA 17403-5137

Call our Client Care Center at
717-846-1970 or 1-888-846-1970;
or visit our website,
www.peoplesbanknet.com

Electronic Access
Internet Banking, Online Bill Payment
www.peoplesbanknet.com

PHONE-CONNECT
24-hour Telephone Banking
717-747-1555 or 1-888-767-1555

SYC Insurance Services, Inc.
Officers

Harry R. Swift, Esquire
President

William H. Thompson, CLU, CHFC
Executive Vice President

Larry J. Miller
Vice President and Secretary

Jann Allen Weaver, CPA
Treasurer and Assistant Secretary

Todd A. Tyson
Vice President

Linda D. Senft
Vice President and Assistant Secretary

Peggy S. Warner
Assistant Secretary

Market Street Financial Services
Licensed Agents

William H. Thompson, CLU, CHFC
Nancy A. Thompson, LUTCF, CLTC
Richard B. Shuster
David J. Garber
Jason R. Weber


"Bridging connections between commercial and retail areas of the Bank and enhancing customer service are what we do best."

Shown left to right: Kent A. Ketterman and Todd A. Tyson.

SYC Settlement Services, Inc.
Officers

Harry R. Swift, Esquire
President

Larry J. Miller
Vice President and Secretary

Jann Allen Weaver, CPA
Treasurer and Assistant Secretary

Scott T. Weaver
Vice President

Codorus Valley Bancorp, Inc. 2003 Annual Report

Selected Financial Data

	2003	2002	2001	2000	1999
Summary of operations *(in thousands)*					
Total interest income	$19,964	$20,674	$22,602	$21,904	$20,314
Total interest expense	6,898	8,907	10,871	11,064	9,534
Net interest income	13,066	11,767	11,731	10,840	10,780
Provision for loan losses	553	515	143	119	225
Noninterest income	4,380	3,534	2,496	2,164	2,110
Noninterest expense	12,290	11,008	10,298	9,124	8,927
Income before income taxes	4,603	3,778	3,786	3,761	3,738
Provision for income taxes	1,171	677	932	1,054	1,074
Net income	$ 3,432	$ 3,101	$ 2,854	$ 2,707	$ 2,664
Ratios *(in percentages)*					
Return on average shareholders' equity	10.3%	10.1%	10.0%	10.3%	10.2%
Return on average assets	0.96	0.91	0.91	0.94	0.95
Tier I risk-based capital	11.1	11.3	10.9	11.3	11.2
Total risk-based capital	11.7	11.9	11.6	12.1	12.1
Average shareholders' equity to average assets	9.3	9.0	9.1	9.1	9.3
Per common share *(adjusted for stock dividends)*					
Net income, basic	$ 1.21	$ 1.10	$ 1.01	$0.97	$0.94
Net income, diluted	$ 1.20	$ 1.09	$ 1.01	$0.97	$0.94
Cash dividends paid	$ 0.47	$ 0.45	$ 0.43	$0.39	$0.34
Stock dividend paid	5%	5%	5%	5%	5%
Book value	$11.91	$11.38	$10.38	$9.70	$9.16
Cash dividend payout ratio	38.7%	40.7%	42.1%	40.7%	38.0%
Weighted average shares outstanding	2,833,242	2,828,029	2,825,804	2,799,946	2,825,675
Summary of financial condition at year-end *(in thousands)*					
Securities, available-for-sale	$ 62,738	$ 68,863	$ 37,436	$ 37,335	$ 43,031
Securities, held-to-maturity	9,355	9,357	9,358	9,360	9,361
Loans held for sale	2,157	4,586	12,349	0	0
Loans	260,206	233,960	225,785	217,926	207,318
Assets	372,547	349,897	330,455	295,092	291,156
Deposits	304,282	292,627	276,945	247,414	238,458
Borrowings	31,234	23,253	19,573	19,034	25,999
Equity	33,789	32,223	29,368	27,391	25,372
Other data					
Number of bank offices	11	11	10	8	8
Number of employees (full-time equivalent)	143	163	152	136	131
Trust and investment services *(in thousands)*					
Assets under management (market value)	$92,312	$80,780	$78,203	$79,850	$76,838
Fee income	848	758	678	670	542

Consolidated Statements of Financial Condition

(dollars in thousands, except per share data)	December 31, 2003	2002
Assets		
Interest bearing deposits with banks	$ 108	$ 242
Cash and due from banks	12,300	10,878
Total cash and cash equivalents	12,408	11,120
Securities, available-for-sale	62,738	68,863
Securities, held-to-maturity (fair value $10,223 for 2003 and $9,539 for 2002)	9,355	9,357
Restricted investment in bank stock, at cost	1,976	1,503
Loans held for sale	2,157	4,586
Loans (net of deferred fees of $610 in 2003 and $645 in 2002)	260,206	233,960
Less-allowance for loan losses	(1,694)	(1,515)
Net loans	258,512	232,445
Premises and equipment	9,358	9,335
Other assets	16,043	12,688
Total assets	$372,547	$349,897
Liabilities		
Deposits		
Noninterest bearing	$ 33,188	$ 30,120
Interest bearing	271,094	262,507
Total deposits	304,282	292,627
Short-term borrowings	6,795	7,089
Long-term debt	24,439	16,164
Other liabilities	3,242	1,794
Total liabilities	338,758	317,674
Shareholders' equity		
Preferred stock, par value $2.50 per share; 1,000,000 shares authorized; 0 shares issued and outstanding	0	0
Common stock, par value $2.50 per share; 10,000,000 shares authorized; 2,837,634 shares issued and outstanding for 2003 and 2,697,035 for 2002	7,094	6,743
Additional paid-in capital	17,451	15,549
Retained earnings	8,498	8,551
Accumulated other comprehensive income	746	1,380
Total shareholders' equity	33,789	32,223
Total liabilities and shareholders' equity	$372,547	$349,897

See accompanying notes.

Consolidated Statements of Income

(dollars in thousands, except per share data)	Years ended December 31, 2003	2002	2001
Interest income			
Loans, including fees	$16,920	$17,231	$19,013
Investment securities			
Taxable	2,506	2,655	2,348
Tax-exempt	439	522	546
Dividends	35	37	120
Other	64	229	575
Total interest income	19,964	20,674	22,602
Interest expense			
Deposits	5,821	7,698	9,704
Federal funds purchased and other short-term borrowings	19	10	7
Long-term debt	1,058	1,199	1,160
Total interest expense	6,898	8,907	10,871
Net interest income	13,066	11,767	11,731
Provision for loan losses	553	515	143
Net interest income after provision for loan losses	12,513	11,252	11,588
Noninterest income			
Trust and investment services fees	848	758	678
Service charges on deposit accounts	1,155	792	705
Mutual fund, annuity and insurance sales	685	272	193
Income from bank owned life insurance	318	325	294
Other income	401	436	467
Gain on sales of securities	266	179	0
Gain on sales of mortgages, net of unrealized losses	707	772	159
Total noninterest income	4,380	3,534	2,496
Noninterest expense			
Personnel	6,558	6,005	5,281
Occupancy of premises, net	996	808	832
Furniture and equipment	1,151	1,072	1,083
Postage, stationery and supplies	427	410	395
Professional and legal	471	226	306
Marketing and advertising	371	432	414
Foreclosed real estate, net	49	71	239
Other	2,267	1,984	1,748
Total noninterest expense	12,290	11,008	10,298
Income before income taxes	4,603	3,778	3,786
Provision for income taxes	1,171	677	932
Net income	$ 3,432	$ 3,101	$ 2,854
Net income per share, basic	$1.21	$1.10	$1.01
Net income per share, diluted	$1.20	$1.09	$1.01

See accompanying notes.

Consolidated Statements of Cash Flows

(dollars in thousands)	Years ended December 31, 2003	2002	2001
Cash flows from operating activities			
Net income	$ 3,432	$ 3,101	$ 2,854
Adjustments to reconcile net income to cash provided by operations:			
Depreciation	986	958	945
Provision for loan losses	553	515	143
Provision for losses on foreclosed real estate	55	30	62
Deferred federal income tax benefit (expense)	119	(614)	(8)
Amortization of investment in real estate partnership	203	777	0
Increase in cash surrender value of life insurance investment	(318)	(325)	(294)
Originations of held for sale mortgages	(65,339)	(54,488)	(21,510)
Proceeds from sales of held for sale mortgages	68,475	63,023	9,320
Gain on sales of held for sale mortgages	(707)	(772)	(218)
Unrealized loss on held for sale mortgages	0	0	59
Gain on sales of securities	(266)	(179)	0
Gain on sales of foreclosed real estate	(126)	(58)	(89)
Decrease (increase) in accrued interest receivable	165	(116)	176
Decrease (increase) in other assets	392	(552)	(183)
Decrease in accrued interest payable	(114)	(163)	(101)
Increase in other liabilities	160	200	322
Other, net	621	684	194
Net cash provided by (used in) operating activities	8,291	12,021	(8,328)
Cash flows from investing activities			
Securities, available-for-sale			
Purchases	(31,300)	(68,284)	(14,606)
Maturities and calls	22,660	23,704	14,944
Sales	13,542	14,311	0
Net (increase) decrease in restricted investment in bank stock	(473)	(577)	2,311
Net increase in loans made to customers	(28,220)	(9,615)	(9,285)
Purchases of premises and equipment	(1,017)	(899)	(746)
Investment in real estate partnership	(1,243)	(2,982)	0
Investment in life insurance	(7)	(306)	0
Purchase of assets of insurance agency	(25)	(125)	0
Proceeds from sales of foreclosed real estate	776	674	2,765
Net cash used in investing activities	(25,307)	(44,099)	(4,617)
Cash flows from financing activities			
Net increase in demand and savings deposits	12,964	20,671	11,675
Net (decrease) increase in time deposits	(1,309)	(4,989)	17,856
Net (decrease) increase in short-term borrowings	(294)	7,089	0
Proceeds from issuance of long-term debt	10,000	0	2,000
Repayment of long-term debt	(1,725)	(3,409)	(2,110)
Dividends paid	(1,327)	(1,262)	(1,201)
Issuance of common stock	0	67	27
Cash paid in lieu of fractional shares	(5)	(4)	(4)
Net cash provided by financing activities	18,304	18,163	28,243
Net increase (decrease) in cash and cash equivalents	1,288	(13,915)	15,298
Cash and cash equivalents at beginning of year	11,120	25,035	9,737
Cash and cash equivalents at end of year	$12,408	$11,120	$25,035
Supplemental disclosures			
Interest paid on deposits and borrowed funds	$7,012	$9,070	$10,952
Income taxes paid	$650	$725	$1,099

See accompanying notes.

Consolidated Statements of Changes in Shareholders' Equity

(dollars in thousands, except per share data)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance, December 31, 2000	$6,137	$12,447	$8,844	$ 126	$(163)	$27,391
Comprehensive income						
Net income			2,854			2,854
Other comprehensive income, net of tax:						
Unrealized gains on securities				301		301
Total comprehensive income						3,155
Cash dividends ($.43 per share)			(1,201)			(1,201)
5% stock dividend - 121,738 shares at fair value	268	1,535	(1,970)		163	(4)
Issuance of common stock under stock option plan	6	22	(1)			27
Balance, December 31, 2001	6,411	14,004	8,526	427	0	29,368
Comprehensive income						
Net income			3,101			3,101
Other comprehensive income, net of tax:						
Unrealized gains on securities net of reclassification adjustment for gains included in net income				953		953
Total comprehensive income						4,054
Cash dividends ($.45 per share)			(1,262)			(1,262)
5% stock dividend - 127,927 shares at fair value	320	1,490	(1,814)			(4)
Issuance of common stock under dividend reinvestment plan	6	33				39
Issuance of common stock under stock option plan	6	22				28
Balance, December 31, 2002	6,743	15,549	8,551	1,380	0	32,223
Comprehensive income						
Net income			3,432			3,432
Other comprehensive income, net of tax:						
Unrealized losses on securities net of reclassification adjustment for gains included in net income				(634)		(634)
Total comprehensive income						2,798
Cash dividends ($.47 per share)			(1,327)			(1,327)
5% stock dividend - 134,564 shares at fair value	336	1,817	(2,158)			(5)
Issuance of common stock for insurance agency purchase	15	85				100
Balance, December 31, 2003	**$7,094**	**$17,451**	**$8,498**	**$ 746**	**$ 0**	**$33,789**

See accompanying notes.

NOTE 1 – *Summary of Significant Accounting Policies*

Nature of Operations and Basis of Presentation

Codorus Valley Bancorp, Inc. (Corporation or Codorus Valley) is a one-bank holding company headquartered in York, Pennsylvania that provides a full range of banking services through its subsidiary, PeoplesBank, A Codorus Valley Company (PeoplesBank). PeoplesBank operates two wholly owned subsidiaries, SYC Insurance Services, Inc. that sells nondeposit investment products and SYC Settlement Services, Inc., which provides real estate settlement services. PeoplesBank operates under a state charter subject to regulation by the Pennsylvania Department of Banking and by the Federal Deposit Insurance Corporation.

The consolidated financial statements include the accounts of Codorus Valley and its wholly owned bank subsidiary, PeoplesBank, and its wholly owned nonbank subsidiary, SYC Realty Company, Inc. All significant intercompany account balances and transactions have been eliminated in consolidation. The accounting and reporting policies of Codorus Valley and subsidiaries conform to accounting principles generally accepted in the United States of America and have been followed on a consistent basis.

Investment Securities

The classification of securities is determined at the time of acquisition and is reevaluated at each reporting date. Securities classified as available-for-sale are debt securities that the Corporation intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in maturity mix of assets and liabilities, liquidity needs, regulatory considerations and other factors. Securities available-for-sale are carried at fair value, with unrealized gains and losses, net of taxes, reported as a component of accumulated other comprehensive income in shareholders' equity. Premiums and discounts are recognized in interest income using the interest method over the estimated life of the securities. Realized gains and losses from the sale of available-for-sale securities are computed on the basis of specific identification of the adjusted cost of each security and are shown net as a separate line item in the statement of income.

Securities classified as held-to-maturity are those debt securities that the Corporation has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over the estimated life of the securities.

Declines in the fair value of available-for-sale and held-to-maturity securities below cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers independent price quotations, projected target prices of investment analysts within the short term and the financial condition of the issuer.

Restricted Stock

Federal law requires a member institution of the Federal Home Loan Bank to hold stock of its district FHLB according to a predetermined formula. The stock is carried at cost.

Loans Held for Sale

Loans held for sale are reported at the lower of cost or fair value, as determined in the aggregate. The amount, by which cost exceeds fair value, if any, is accounted for as a valuation allowance and is charged to expense in the period of the change.

Mortgage Servicing Rights

An asset is recognized for mortgage servicing rights acquired through purchase or origination. Amounts capitalized are amortized in proportion to, and over the period of, estimated net servicing income. If mortgage loans are sold or securitized with servicing retained, the total cost of the mortgage loans is allocated to loans and the servicing rights based on their relative fair values. Loans serviced for others were $3,798,000 at December 31, 2003, $7,611,000 at December 31, 2002, and $12,005,000 at December 31, 2001. Related servicing rights were $26,000 at December 31, 2003, $52,000 at December 31, 2002, and $83,000 at December 31, 2001.

Loans

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of any deferred fees and costs. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are generally deferred and recognized as adjustments of interest rate yields, by being amortized to interest income over the terms of the related loans. Determination of loans past due status is based on contractual terms. When circumstances indicate that collection of a loan is doubtful, the accrual of interest income is discontinued, and unpaid interest previously credited to income is reversed and charged against current income. Loans are returned to accrual status when management determines that circumstances have improved to the extent that both principal and interest are deemed collectible.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on current economic conditions, prior loss experience, adequacy of collateral, risk characteristics of the loan portfolio and other relevant factors. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower that the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that PeoplesBank will be unable to collect all amounts due according to contractual terms of the loan agreement. An insignificant delay or shortfall in the amount of payments would not cause a loan to be rendered impaired. Impairment is measured on an individual loan basis for business loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment using loss factors derived in part from historical charge-offs. Income on impaired loans is recognized under the same policy as disclosed under Loans.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Corporation, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation expense is calculated principally on the straight-line method over the assets estimated useful lives. Estimated useful lives are ten to forty years for buildings and improvements, five to ten years for furniture and equipment and three to five years for computer equipment and software. Maintenance and repairs are charged to expense as incurred. The cost of significant improvements to existing assets is capitalized. When facilities are retired or otherwise disposed of, the cost is removed from the asset accounts and any gain or loss is reflected in the statement of income.

Foreclosed Real Estate

Foreclosed real estate, included in other assets, is comprised of property acquired through a foreclosure proceeding, acceptance of a deed-in-lieu of foreclosure, or insubstance foreclosures. Foreclosed real estate is initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Appraisals are generally used to determine fair value. After foreclosure, management reviews valuations quarterly and the asset is carried at the lower of cost or fair value minus estimated costs to sell. Costs related to the improvement of foreclosed real estate are generally capitalized until the real estate reaches a saleable condition. Revenue and expense from operations and changes in the valuation allowance are included in expense. When a foreclosed real estate asset is ultimately sold, any gain or loss on the sale is included in the income statement as a component of foreclosed real estate expense.

Investments in Real Estate Partnerships

In March 2003, PeoplesBank acquired a 73.47 percent limited partner interest in a real estate joint venture to develop, construct, own and operate a 60-unit affordable housing complex for rental to families, to be known as Village Court, located in Dover Township, York County, Pennsylvania. Management expects this project to be completed in the latter half of 2004 based on a projection provided by Creating Affordable Housing, Inc., the general partner. At December 31, 2003, an investment balance of $2,770,000 was included

NOTE 1 – *Summary of Significant Accounting Policies (cont'd)*

in other assets and an investment payable of $1,527,000 was included in other liabilities. Additionally, PeoplesBank is a 99.99 percent limited partner in a real estate joint venture that rehabilitated and now operates seven buildings in the City of York (Pennsylvania) as part of a revitalization initiative. An affiliate of the YMCA of York holds the remaining partnership interest. The buildings provide low-income housing to qualified families and to a lesser degree, space for commercial purposes. The investment balance, recorded in other assets, was $2,002,000 at December 31, 2003, compared to $2,205,000 at December 31, 2002.

Investment and related tax credits are accounted for under the effective yield method of accounting whereby tax credits are recognized as they are allocated and the cost of the investment is amortized to provide a constant yield over the period that tax credits are allocated.

Bank Owned Life Insurance

PeoplesBank invests in bank owned life insurance (BOLI) as a source of funding for employee benefit expenses. BOLI involves the purchasing of life insurance by PeoplesBank on a chosen group of employees and directors. PeoplesBank is the owner and beneficiary of the policies. This life insurance investment is carried at the cash surrender value of the underlying policies and is included in other assets in the amount of $7,051,000 at December 31, 2003, compared to $6,726,000 at December 31, 2002. Income from the increase in cash surrender value of the policies is a separate line item within the noninterest income section of the income statement.

Trust and Investment Services Assets

Assets held by PeoplesBank in a fiduciary or agency capacity for its customers are not included in the consolidated statements of financial condition since these items are not assets of PeoplesBank.

Advertising

Advertising costs are charged to expense when incurred.

Income Taxes

Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted through the provision for income taxes for the effects of changes in tax laws and rates on the effective date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

Per Share Data

Basic earnings per share represent income available to common shareholders divided by the weighted average number of common shares outstanding during the period. The weighted average number of shares of common stock outstanding, adjusted for stock dividends, was 2,833,242 for 2003, 2,828,029 for 2002 and 2,825,804 for 2001. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued as well as any adjustments to income that would result from the presumed issuance. Potential common shares that may be issued by the Corporation relate solely to outstanding stock options, and are determined using the treasury stock method. The weighted average number of dilutive shares was 32,283 for 2003, 12,183 for 2002 and 9,608 for 2001. Anti-dilutive options excluded from the computation of earnings per share were 35,742 for 2003, 94,031 for 2002, and 123,786 for 2001. All per share amounts have been adjusted for stock dividends.

Stock-Based Compensation

Stock options issued under shareholder approved employee and director stock option plans are accounted for under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Stock options are granted at exercise prices not less than the fair value of the common stock on the date of grant. Under APB 25, no compensation expense is recognized related

NOTE 1 – *Summary of Significant Accounting Policies* (cont'd)

to these plans. The pro forma impact on net income and earnings per share that would occur if compensation expense were recognized based on the estimated fair value of the options on the date of the grant is as follows:

	Years ended December 31,		
(dollars in thousands, except per share data)	2003	2002	2001
Reported net income	$3,432	$3,101	$2,854
Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	22	160	115
Pro forma net income	$3,410	$2,941	$2,739
Reported basic earnings per share	$ 1.21	$ 1.10	$ 1.01
Reported diluted earnings per share	$ 1.20	$ 1.09	$ 1.01
Pro forma basic earnings per share	$ 1.20	$ 1.04	$ 0.97
Pro forma diluted earnings per share	$ 1.19	$ 1.04	$ 0.97

The grant-date fair value of options granted, adjusted for stock dividends, was $6.29 for 2002 and $6.14 for 2001. There were no options granted in 2003. The 2002 and 2001 values were calculated using the Black-Scholes option valuation model. The following significant assumptions were used:

	2002	2001
Expected life (in years)	5.25	6.21
Risk free interest rate	4.52%	4.88%
Expected volatility	56.9%	59.1%
Expected dividend yield	3.2%	3.2%

Cash Flow Information

For purposes of the statements of cash flows, the Corporation considers interest bearing deposits with banks, cash and due from banks, and federal funds sold to be cash and cash equivalents.

Noncash items for the year ended December 31, 2003, included a real estate partnership investment commitment for $1,527,000 and the transfer of loans to foreclosed real estate for $1,569,000. Noncash items for the year ended December 31, 2002, consisted of the transfer of loans to foreclosed real estate for $356,000. Noncash items for the year ended December 31, 2001, included a real estate partnership investment commitment for $2,982,000, an asset acquired under a capital lease for $672,000, and the transfer of loans to foreclosed real estate for $1,346,000.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Corporation has entered into off-balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. These financial instruments are recorded on the balance sheet when they become payable by the borrower to the Corporation.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. The components of other comprehensive income and related tax effects are presented in the following table:

	Years ended December 31,		
(dollars in thousands)	2003	2002	2001
Unrealized holding (losses) gains arising during the year	$(695)	$1,621	$458
Reclassification adjustment for gains included in income	(266)	(179)	0
Net unrealized (losses) gains	(961)	1,442	458
Tax effect	327	(489)	(157)
Net of tax amount	$(634)	$ 953	$301

NOTE 1 – *Summary of Significant Accounting Policies (cont'd)*

Segment Reporting

Management has determined that it operates in only one segment, community banking. The Corporation's non-banking activities are insignificant to the consolidated financial statements.

Treasury Stock

The acquisition of treasury stock is recorded under the cost method. The subsequent disposition or sale of the treasury stock is recorded using the average cost method.

Reclassifications

Certain amounts in the 2002 and 2001 financial statements have been reclassified to conform to the 2003 presentation format. These reclassifications had no impact on the Corporation's net income.

Recently issued FASB Statements

In May 2003, the Financial Accounting Standards Board issued Statement No. 150 (Statement), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This Statement requires that an issuer classify a financial instrument that is within its scope as a liability. Many of these instruments were previously classified as equity. This Statement was effective for financial instruments entered into or modified after May 31, 2003 and otherwise was effective beginning July 1, 2003. The adoption of this Statement did not have any impact on the Corporation's financial condition or results of operations.

In April 2003, the Financial Accounting Standards Board (Board) issued Statement No. 149 (Statement), "Amendment of Statement No. 133, Accounting for Derivative Instruments and Hedging Activities." This Statement clarifies the definition of a derivative and incorporates certain decisions made by the Board as part of the Derivatives Implementation Group process. The Statement was effective for contracts entered into or modified, and for hedging relationships designated after June 30, 2003 and should be applied prospectively. The provisions of the Statement that relate to implementation issues addressed by the Derivatives Implementation Group that have been effective should continue to be applied in accordance with their respective dates. Adoption of this Statement did not have any impact on the Corporation's financial condition or results of operations.

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 was revised in December 2003. This interpretation provides new guidance for the consolidation of variable interest entities (VIEs) and requires such entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among parties involved. The interpretation also adds disclosure requirements for investors that are involved with unconsolidated VIEs. The disclosure requirements apply to all financial statements issued after December 31, 2003. The consolidation requirements apply to companies that have interests in special-purpose entities for periods ending after December 15, 2003. Consolidation of other types of VIEs is required in financial statements for periods ending after March 15, 2004. The adoption of FIN 46 did not have and is not expected to have a significant impact on the Corporation's financial condition or results of operations.

In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under certain specified guarantees. Under FIN 45, the Corporation does not issue any guarantees that would require liability recognition or disclosure, other than its standby letters of credit, as discussed in Note 15. Adoption of FIN 45 did not have a significant impact on the Corporation's financial condition or results of operations.

NOTE 2 – *Restrictions on Cash and Due from Banks*

Cash balances reserved to meet regulatory requirements of the Federal Reserve Bank and balances maintained at other banks for compensating balance requirements averaged approximately $3,925,000 for 2003 and $4,198,000 for 2002.

NOTE 3 – *Securities Available-for-Sale and Held-to-Maturity*

A summary of available-for-sale and held-to-maturity securities at December 31, follows:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2003				
Available-for-sale				
Debt securities				
U.S. agencies	$45,355	$ 556	$(152)	$45,759
States and municipals	8,617	656	0	9,273
Mortgage-backed securities	7,636	103	(33)	7,706
Total available-for-sale	$61,608	$1,315	$(185)	$62,738
Held-to-maturity:				
Debt securities-corporate trust preferreds	$ 9,355	$ 916	$ (48)	$10,223
Total held-to-maturity	$ 9,355	$ 916	$ (48)	$10,223
2002				
Available-for-sale				
Debt securities				
U.S. treasuries	$ 1,004	$ 16	$ 0	$ 1,020
U.S. agencies	35,087	1,015	0	36,102
States and municipals	10,474	679	0	11,153
Mortgage-backed securities	20,207	381	0	20,588
Total available-for-sale	$66,772	$2,091	$ 0	$68,863
Held-to-maturity				
Debt securities-corporate trust preferreds	$ 9,357	$ 445	$(263)	$ 9,539
Total held-to-maturity	$ 9,357	$ 445	$(263)	$ 9,539

The amortized cost and estimated fair value of debt securities at December 31, 2003, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities if call options on selected debt issues are exercised in the future. Mortgage-backed securities are included in the maturity categories based on average expected life.

	December 31, 2003	
(dollars in thousands)	Amortized Cost	Fair Value
Available-for-sale		
Due in one year or less	$ 7,115	$ 7,225
Due after one year through five years	46,983	47,486
Due after five years through ten years	6,216	6,632
Due after ten years	1,294	1,395
Total debt securities, available-for-sale	$61,608	$62,738
Held-to-maturity		
Due after ten years	$ 9,355	$10,223

Gross gains realized from the sale of available-for-sale securities were $266,000, $179,000 and $0, for 2003, 2002 and 2001, respectively. Securities with a carrying value of $18,226,000 and $21,057,000 on December 31, 2003 and 2002, respectively, were pledged to secure certain public and trust deposits.

NOTE 3 – *Securities Available-for-Sale and Held-to-Maturity* (cont'd)

The following table shows investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003.

	Length of time in unrealized loss position					
	Less than 12 months		12 months or more		Total	
(dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-sale						
U. S. agencies	$14,998	$152	$ 0	$ 0	$14,998	$152
Mortgage-backed securities	929	33	0	0	929	33
Total temporarily impaired debt securities, available-for-sale	$15,927	$185	$ 0	$ 0	$15,927	$185
Held-to-maturity						
Debt securities-corporate trust preferred	$ 0	$ 0	$467	$48	$ 467	$ 48
Total temporarily impaired debt securities, held-to-maturity	$ 0	$ 0	$467	$48	$ 467	$ 48

The $185,000 unrealized loss (less than 12 months) within the available-for-sale category was attributable to thirteen different securities. Management believes that the unrealized loss was the result of fluctuations in market interest rates subsequent to acquisition. Management has the ability to hold these investments until the earlier of maturity or a market price recovery. The $48,000 unrealized loss (12 months or more) in the held-to-maturity category was attributable to a single trust preferred security, rated investment grade and guaranteed by Royal Bank of Canada.

NOTE 4 – *Loans*

The composition of the loan portfolio at December 31, is as follows:

(dollars in thousands)	2003	2002
Commercial, industrial and agricultural	$163,676	$161,425
Real estate - construction and land development	28,147	20,596
Total commercial related loans	191,823	182,021
Real estate - residential mortgages	25,134	24,803
Installment	43,249	27,136
Total consumer related loans	68,383	51,939
Total loans	$260,206	$233,960

Concentrations of credit risk arise when a number of customers are engaged in similar business activities in the same geographic region or have similar economic features that could cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. Most of the Corporation's business is with customers in York County, Pennsylvania and northern Maryland. Although this may pose a concentration risk geographically, we believe the diverse local economy and detailed knowledge about the customer base minimizes this risk. At year-end 2003 and 2002, the total loan portfolio included two industry concentrations that exceeded 10 percent. The commercial real estate leasing industry accounted for 11.8 and 15.7 percent, respectively of the total loan portfolio, and the agricultural industry accounted for 10.3 and 8.5 percent, respectively of the total loan portfolio. Loans to borrowers within these industries are usually collateralized by real estate.

Loans to directors, executive officers, principal shareholders, and any associates of such persons amounted to $3,434,000 at December 31, 2003, and $3,453,000 at December 31, 2002. During 2003, total loan additions amounted to $2,875,000 and total payments collected amounted to $2,894,000. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collection. As of year-end 2003, all loans to this group were current and performing in accordance with contractual terms.

NOTE 5 – *Impaired, Nonaccrual and Past Due Loans*

Information regarding impaired commercial loans at December 31, was as follows:

(dollars in thousands)	2003	2002	2001
Impaired loans	$4,006	$6,445	$2,199
Amount of impaired loans that have a related allowance	1,064	1,359	2,199
Allowance for impaired loans	611	444	734
Average investment in impaired loans	5,352	5,869	2,650
Interest income recognized on impaired commercial loans	266	152	115

Impairment related to the above loans was measured based on fair values of collateral. As of December 31, 2003 and 2002, the loan portfolio included total nonaccrual loans of $516,000 and $5,051,000, respectively. Interest that would have been included in income had those loans been accruing at their contractual rates in 2003 was $34,000, compared with $36,000 that was recognized in income. Loans contractually past due 90 days or more as to principal or interest, but still accruing interest totaled $49,000 at December 31, 2003 and $453,000 at December 31, 2002.

NOTE 6 – *Analysis of Allowance for Loan Losses*

Changes in the allowance for loan losses for each of the three years ended December 31, were as follows:

(dollars in thousands)	2003	2002	2001
Balance at beginning of year	$1,515	$1,898	$1,967
Provision charged to operating expense	553	515	143
Loans charged off	(770)	(1,185)	(232)
Recoveries	396	287	20
Balance at end of year	$1,694	$1,515	$1,898

NOTE 7 – *Premises and Equipment*

A summary of premises and equipment at December 31, was as follows:

(dollars in thousands)	2003	2002
Land	$ 1,149	$ 1,149
Buildings and improvements	8,746	8,481
Capitalized leased premises	672	672
Equipment	6,855	6,156
	17,422	16,458
Less-accumulated depreciation	(8,064)	(7,123)
Net premises and equipment	$ 9,358	$ 9,335

PeoplesBank leases certain banking branches under capital and noncancellable operating leases, which expire on various dates through 2016. The terms include various renewal options and provide for rental increases based upon predetermined factors. Total lease expenses under operating leases amounted to $70,000 in 2003, $38,000 in 2002 and $22,000 in 2001. At December 31, 2003, future minimum lease payments for these leases and a capital lease are payable as follows:

(dollars in thousands)	Capital Lease	Operating Leases
2004	$ 88	$ 66
2005	88	67
2006	94	67
2007	95	68
2008	95	70
Thereafter	701	225
Total future minimum lease payments	1,161	$563
Less-interest	(524)	
Present value of minimum lease payments	$ 637	

NOTE 8 – *Deposits*

The composition of deposits at December 31, was as follows:

(dollars in thousands)	2003	2002
Noninterest bearing demand	$ 33,188	$ 30,120
NOW	40,552	34,851
Money market	75,529	73,938
Savings	15,627	13,023
Time CDs less than $100,000	113,014	114,808
Time CDs $100,000 or more	26,372	25,887
Total deposits	$304,282	$292,627

Scheduled maturities of time deposits as of December 31, were as follows:

(dollars in thousands)	2003
2004	$ 75,043
2005	30,804
2006	18,350
2007	11,016
2008	4,173
Total time deposits	$139,386

NOTE 9 – *Short-term Borrowings and Long-term Debt*

The schedule below provides a summary of short-term borrowings that consist of federal funds purchased and other borrowings. Federal funds purchased from correspondent banks usually mature in one business day. Other short-term borrowings consist of credit available through Federal Home Loan Bank of Pittsburgh (FHLBP). Based on the most recent analysis, total credit available from the FHLBP, for both short and long-term credit needs, is approximately $95 million. As of December 31, 2003, total unused credit with the FHLBP was approximately $66 million. Obligations to the FHLBP are secured by FHLB stock and qualifying collateral, principally the unpledged portion of PeoplesBank's investment securities portfolio and qualifying mortgage loan receivables. The interest rate for short-term borrowings reprices daily based on the federal funds rate or the open repo market depending on the borrowing program.

A summary of aggregate short-term borrowings on December 31, is as follows:

(dollars in thousands)	2003	2002	2001
Amount outstanding at end of year	$6,795	$7,089	$0
Weighted average interest rate at end of year	1.03%	1.31%	0.00%
Maximum amount outstanding at any month-end	$6,795	$7,089	$3,000
Daily average amount outstanding	$1,473	$591	$101
Approximate weighted average interest rate for the year	1.29%	1.69%	6.93%

A summary of long-term debt at December 31, is as follows:

(dollars in thousands)	2003	2002
PeoplesBank obligations to FHLBP		
Due 2004, 5.12%	$ 0	$ 1,025
Due 2005, 5.36%, convertible quarterly after December 2002	6,000	6,000
Due 2007, 4.69%, amortizing	1,256	1,636
Due 2009, 3.47%, convertible quarterly after December 2006	5,000	0
Due 2013, 3.46%, amortizing	4,753	0
Due 2014, 6.43%, convertible quarterly after July 2009	5,000	5,000
Codorus Valley Bancorp, Inc. obligation		
Due 2009, 7.35%, amortizing	1,793	1,848
	23,802	15,509
Capital lease obligation	637	655
Total long-term debt	$24,439	$16,164

PeoplesBank's obligations to FHLBP are fixed rate and fixed/floating (convertible) rate instruments. The FHLBP has an option on the convertible borrowings to convert the rate to a floating rate after the expiration of a specified period. The floating rate is based on the LIBOR index plus a spread. If the FHLBP elects to exercise its conversion option, PeoplesBank can repay the converted loan without a prepayment penalty. The obligation of Codorus Valley is secured by a mortgage on the Codorus Valley Corporate Center office building at 105 Leader Heights Road, York, Pennsylvania. In February 2004, this obligation was refinanced without interest penalty. The new obligation is for approximately the same amount, matures in 2011 and has a floating rate based on the 1-month LIBOR index plus 150 basis points. Total maturities of total long-term debt over the next five years are as follows: $916,000 in 2004, $6,956,000 in 2005, $1,007,000 in 2006, $594,000 in 2007 and $621,000 in 2008.

NOTE 10 – *Shareholders' Equity*

On April 8, 2003, the board of directors declared a 5 percent common stock dividend payable on or before June 5, 2003, to shareholders of record on April 22, 2003. On April 9, 2002, the board of directors declared a 5 percent common stock dividend payable on or before June 6, 2002, to shareholders of record on April 23, 2002. On April 10, 2001, the board of directors declared a 5 percent common stock dividend payable on or before June 7, 2001, to shareholders of record on April 24, 2001.

Codorus Valley maintains a Dividend Reinvestment and Stock Purchase Plan (Plan). Shareholders of common stock may participate in the Plan, which allows additional shares of common stock to be purchased with reinvested dividends at prevailing market prices. To the extent that shares are not available in the open market, 159,942 shares of common stock are reserved and available for issuance at December 31, 2003. Under the Plan, no shares were issued in 2003, 2,642 shares were issued in 2002 and no shares were issued in 2001. Open market purchases are usually made by an independent purchasing agent retained to act as agent for Plan participants, and the purchase price to participants will be the actual price paid, excluding brokerage commissions and other expenses which will be paid by the Corporation. The Plan also permits participants to make additional voluntary cash payments toward the purchase of shares of the Corporation's common stock.

NOTE 11 – *Regulatory Matters*

The Corporation is subject to restrictions on the payment of dividends to its shareholders pursuant to the Pennsylvania Business Corporation Law of 1988, as amended (BCL). The BCL prohibits dividend payments if such payment would render the Corporation insolvent or result in negative net worth. Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by PeoplesBank to the Corporation. The total amount of dividends, which may be paid at any date, is generally limited to the retained earnings of PeoplesBank, and loans or advances are limited to 10 percent of PeoplesBank's capital stock and surplus on a secured basis. In addition, dividends paid by PeoplesBank to the Corporation would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

The Corporation and PeoplesBank are subject to various regulatory capital requirements. Failure to meet minimum capital requirements can result in certain mandatory and possible additional discretionary actions by regulators that, if imposed, could have a material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and PeoplesBank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators.

Quantitative measures established by regulators to ensure capital adequacy require the Corporation and PeoplesBank to maintain minimum ratios, as set forth below, to total and tier 1 capital as a percentage of risk-weighted assets, and of tier 1 capital to average assets (leverage ratio). Management believes that the Corporation and PeoplesBank were well capitalized on December 31, 2003, based on FDIC capital guidelines.

The FDIC's minimum quantitative standards for a well capitalized institution are as follows: tier 1 risk-based capital ratio, 6 percent; total risk-based capital ratio, 10 percent; and leverage ratio, 5 percent. The FDIC's minimum quantitative standards for an adequately capitalized institution are as follows: tier 1 risk-based capital ratio, 4 percent; total risk-based capital ratio, 8 percent; and leverage ratio, 4 percent. At the state level, the Pennsylvania Department of Banking uses a leverage ratio guideline of 6 percent. The following table shows the Corporation and PeoplesBank's actual and required ratios and capital amounts on December 31, 2003 and 2002.

Codorus Valley Bancorp, Inc.	Actual		Minimum for Capital Adequacy		Well Capitalized Minimum*	
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2003						
Capital ratios						
Tier 1 risk-based	$32,702	11.13%	≥ $11,751	≥ 4.0%	n/a	n/a
Total risk-based	34,396	11.71	≥ 23,502	≥ 8.0	n/a	n/a
Leverage	32,702	9.15	≥ 14,292	≥ 4.0	n/a	n/a
December 31, 2002						
Capital ratios						
Tier 1 risk-based	$30,475	11.32%	≥ $10,770	≥ 4.0%	n/a	n/a
Total risk-based	31,990	11.88	≥ 21,539	≥ 8.0	n/a	n/a
Leverage	30,475	8.93	≥ 13,650	≥ 4.0	n/a	n/a

PeoplesBank	Actual		Minimum for Capital Adequacy		Well Capitalized Minimum*	
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2003						
Capital ratios						
Tier 1 risk-based	$28,048	9.75%	≥ $11,504	≥ 4.0%	≥ $17,256	≥ 6.0%
Total risk-based	29,742	10.34	≥ 23,008	≥ 8.0	≥ $28,760	≥10.0
Leverage	28,048	7.99	≥ 14,043	≥ 4.0	≥ 17,554	≥ 5.0
December 31, 2002						
Capital ratios						
Tier 1 risk-based	$25,946	9.86%	≥ $10,521	≥ 4.0%	≥ $15,782	≥ 6.0%
Total risk-based	27,461	10.44	≥ 21,042	≥ 8.0	≥ 26,303	≥10.0
Leverage	25,946	7.75	≥ 13,390	≥ 4.0	≥ 16,738	≥ 5.0

* To be well capitalized under prompt correction action provisions.

NOTE 12 – *Benefit Plans*

Defined Contribution Plan

The Corporation maintains a 401(k) savings and investment plan covering substantially all employees. Under the plan, employees can contribute a percentage of their gross salary. In 2003, 2002, and 2001, the Corporation matched 50 percent of the first 6 percent of an employee's contribution. The Corporation's expense for the 401(k) savings and investment plan was $103,000 for 2003, $92,000 for 2002, and $77,000 for 2001.

Supplemental Benefit Plans

PeoplesBank maintains supplemental retirement plans for selected executives and supplemental life insurance for executive officers and directors. The supplemental life insurance plans replaced other insurance coverage. The expense associated with these plans was approximately $147,000 for 2003, $130,000 for 2002, and $118,000 for 2001. The accrued liability was $629,000 at December 31, 2003, and $482,000 at December 31, 2002. Investment in bank owned life insurance policies was used to finance the supplemental benefit plans, and provide a tax-exempt return to PeoplesBank.

Employee Stock Bonus Plan

In 2001, the Corporation implemented an Employee Stock Bonus Plan, administered by nonemployee members of the Corporation's board of directors, under which the Corporation may issue shares of its common stock to employees as performance based compensation. As of December 31, 2003, 10,796 shares of common stock were reserved for possible issuance under this plan, subject to future adjustment in the event of specified changes in the Corporation's capital structure. Under the Employee Stock Bonus Plan, 66 shares of stock were issued during 2003 and 152 shares of stock were issued during 2002.

NOTE 13 – *Stock Option Plans*

The Corporation maintains three stock option plans as follows: a 2000 Stock Incentive Plan (2000 Plan), a 1998 Independent Directors Stock Option Plan (1998 Plan) and a 1996 Stock Incentive Plan (1996 Plan). All options available for grant under the 1998 and 1996 Plans have been granted.

Shares reserved and available for issuance were 115,763 for the 2000 Plan, 122,997 for the 1998 Plan, and 92,012 for the 1996 Plan at December 31, 2003. Shares reserved for future issuance under each plan are subject to adjustment in the event of specified changes in the Corporation's capital structure. Options awarded under these plans to date have been granted with an exercise price equal to the fair value of the stock on the grant date, a vesting period of six months and an expiration period of ten years.

The 2000 Plan also allows for the granting of stock appreciation rights and restricted stock, none of which have been granted to date at December 31, 2003.

A summary of stock options from all Plans, adjusted for stock dividends, is presented in the following table:

	Years ended December 31,					
	2003		2002		2001	
	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
Outstanding at beginning of year	201,337	$14.15	191,052	$14.07	170,824	$14.29
Granted	-	-	12,600	14.76	34,179	13.34
Exercised	-	-	2,315	10.37	2,315	10.37
Forfeited	-	-	-	-	11,636	15.90
Outstanding at end of year	201,337	$14.15	201,337	$14.15	191,052	$14.07

Information regarding options outstanding as of December 31, 2003, is presented in the following table:

	Options Outstanding	Weighted Avg. Exercise Price	Weighted Avg. Remaining Contractual Life	Options Exercisable	Weighted Avg. Exercise Price
Options with exercise prices ranging from $8.50 to $11.50	30,772	$10.26	4.5 years	30,772	$10.26
Options with exercise prices ranging from $11.51 to $14.50	84,152	13.79	5.7 years	71,686	13.82
Options with exercise prices ranging from $14.51 to $17.50	86,413	15.89	5.4 years	81,308	15.93
Total options outstanding with exercise prices ranging from $8.50 to $17.50	201,337	$14.15	5.4 years	183,766	$14.16

NOTE 14 – *Income Taxes*

Significant components of the Corporation's deferred tax assets and liabilities at December 31, are as follows:

(dollars in thousands)	2003	2002
Deferred tax assets		
Allowance for loan losses	$ 411	$ 351
Deferred compensation	214	164
Partnership investment amortization	328	259
Tax credit carryforward	285	428
Total deferred tax assets	1,238	1,202
Deferred tax liabilities		
Deferred loan fees	120	82
Depreciation	330	259
Net unrealized gains on available-for-sale securities	384	711
Other, net	153	107
Total deferred tax liabilities	987	1,159
Net deferred tax asset	$ 251	$ 43

Analysis of federal income taxes reflected in the income statements is as follows:

(dollars in thousands)	2003	2002	2001
Current tax provision	$1,052	$1,291	$940
Deferred tax benefit (provision)	119	(614)	(8)
Total tax provision	$1,171	$ 677	$932

The reasons for the difference between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to income before income taxes are as follows:

(dollars in thousands)	2003	2002	2001
Income before income taxes	$4,603	$3,778	$3,786
Computed tax at 34%	$1,565	$1,285	$1,287
Increase (reduction) in taxes resulting from:			
Tax-exempt interest income	(157)	(182)	(190)
Interest expense disallowance	13	20	27
Tax-exempt income from bank owned life insurance	(108)	(110)	(100)
Tax credits	(155)	(372)	(99)
Other, net	13	36	7
Provision for income taxes	$1,171	$ 677	$ 932

The provision for income taxes includes $90,000, $61,000 and $0 of applicable income tax expense related to net investment security gains in 2003, 2002 and 2001, respectively. Based on current tax law, tax credits can be carried back one year and carried forward twenty years.

NOTE 15 – *Commitments to Extend Credit*

In the normal course of business, the Corporation is a party to various financial transactions that are not funded as of the balance sheet date. Off-balance sheet financial instruments, which enable bank customers to meet their financing needs, are comprised mainly of commitments to extend credit and standby letters of credit. Standby letters of credit written are conditional commitments issued by PeoplesBank to guarantee the performance of a customer to a third party. The credit and market risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. To manage these risks the Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments and requires collateral to support these letters of credit as deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The current amount of the liability as of December 31, 2003, for guarantees under standby letters of credit issued is not material. Normally, commitments to extend credit and letters of credit have fixed expiration dates or termination clauses, have specific rates and are for specific purposes. Many of the commitments are expected to expire without being extended; therefore, total commitment amounts do not necessarily represent future cash requirements.

The following is a summary of outstanding commitments:

	December 31,	
(dollars in thousands)	2003	2002
Commitments to grant loans		
Fixed rate	$ 7,929	$15,180
Variable rate	8,458	4,840
Unfunded commitments of existing loans		
Fixed rate	$ 8,685	$14,316
Variable rate	35,800	28,681
Standby letters of credit	$ 3,496	$ 2,454

NOTE 16 – *Contingent Liabilities*

On March 19, 2003, a former bank client filed a counterclaim against PeoplesBank in the Court of Common Pleas of Dauphin County, Pennsylvania, alleging, among other things, that PeoplesBank: breached an implied-in-fact agreement to the claimants related to loans made to the claimants; intentionally interfered with the claimants' existing contracts and prospective business relations; and made certain misrepresentations to the claimants. The claimants allege to have incurred unliquidated losses and other damages in excess of $3.9 million and exemplary damages in excess of $35,000. The counterclaim was filed in response to the complaint filed by PeoplesBank whereby PeoplesBank alleges that the claimants defaulted on a promissory note resulting in damages to PeoplesBank in excess of $1.2 million. Management believes there are substantial defenses to this lawsuit and intends to defend it vigorously. The impact of the final disposition of this lawsuit cannot be assessed at this time. Counsel believes that the claim may qualify as a "covered claim" under PeoplesBank's lender liability insurance policy, which provides coverage for losses in excess of $100,000, and which should cover the defense and indemnification of PeoplesBank for the claim. The factual discovery process has not been completed. Although PeoplesBank expects to incur costs in defending these claims, based on the results of its investigation thus far and preliminary discussions with its lawyers, PeoplesBank currently does not believe the ultimate resolution of the claims will have a material impact on its financial condition or results of operations.

Also during the first quarter of 2003, PeoplesBank became aware of a civil forfeiture action brought about by the United States Attorney's Office. The forfeiture action involves real estate supporting a loan that PeoplesBank made to a customer who was allegedly involved with criminal activity. PeoplesBank is actively protecting its mortgage interest in the real estate from forfeiture through available defenses including the "innocent owner defense."

NOTE 17 – *Fair Value of Financial Instruments*

FASB Statement No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value of expected future cash flows or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

The Corporation used the methods and assumptions below in estimating its fair value disclosures for financial instruments.

Cash and equivalents—The carrying amounts reported in the balance sheet for cash and equivalents approximate their fair value at the reporting date.

Investment securities—Fair values for investment securities are based on quoted market prices, where available. When quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable—For variable-rate and adjustable-rate loans that reprice frequently and show no significant change in credit risk; fair values were based on carrying values. For fixed-rate loans, fair values were estimated using discounted cash flow analysis using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Mortgage servicing rights—The fair value of mortgage servicing rights is based on observable market prices available or the present value of expected future cash flows when not available.

Accrued interest receivable and payable—The carrying amounts of accrued interest receivable and payable approximate their fair values.

Demand and savings deposits—The carrying amounts of demand and savings deposits approximate their fair values.

Time deposits—The carrying value of time certificates of deposit (CDs) less than $100,000 with an original term of six months or less and variable rate CDs of less than $100,000 is assumed to approximate market value. The fair value of all other CDs is estimated by discounting the future cash flows, using rates offered for deposits of similar remaining maturities at the reporting date.

Short-term borrowings—The carrying amount of short-term borrowings approximates the fair value.

Long-term debt—The fair value of long-term debt is estimated by discounting the future cash flows, using rates available for debt of similar remaining maturities at the reporting date.

Off-balance sheet instruments—The fair value of off-balance sheet instruments, such as commitments to extend credit and standby letters of credit, are based on fees currently charged to enter into similar agreements. These amounts were not considered material at December 31, 2003 and 2002.

An analysis of financial instruments is as follows:

	December 31, 2003		December 31, 2002	
(dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and equivalents	$ 12,408	$ 12,408	$ 11,120	$ 11,120
Securities, available-for-sale	62,738	62,738	68,863	68,863
Securities, held-to-maturity	9,355	10,223	9,357	9,539
Restricted investment in bank stock	1,976	1,976	1,503	1,503
Loans, held for sale	2,157	2,183	4,586	4,649
Loans, net of allowance	258,512	263,468	232,445	235,993
Mortgage servicing rights	26	26	52	52
Accrued interest receivable	1,556	1,556	1,721	1,721
Financial liabilities				
Demand and savings deposits	$164,896	$164,896	$151,932	$151,932
Time deposits	139,386	142,943	140,695	145,272
Short-term borrowings	6,795	6,795	7,089	7,089
Long-term debt	24,439	25,466	16,164	17,663
Accrued interest payable	340	340	454	454
Off-balance sheet instruments	0	0	0	0

NOTE 18 – *Condensed Financial Information-Parent Company Only*

Condensed Statements of Financial Condition

(dollars in thousands)	December 31, 2003	2002
Assets		
Cash and due from banks	$ 242	$ 181
Securities, held-to-maturity	3,777	3,776
Investment in subsidiaries	29,137	27,697
Premises and equipment	4,305	4,389
Other assets	173	146
Total assets	$37,634	$36,189
Liabilities		
Long-term debt	$ 1,793	$ 1,848
Long-term debt with subsidiary, PeoplesBank	2,032	2,092
Other liabilities	20	26
Total liabilities	3,845	3,966
Shareholders' equity	33,789	32,223
Total liabilities and shareholders' equity	$37,634	$36,189

Condensed Statements of Income

(dollars in thousands)	Years ended December 31, 2003	2002	2001
Income			
Interest from investment securities	$ 347	$ 371	$ 394
Dividends from subsidiary, PeoplesBank	1,453	1,263	1,301
Rental income	433	456	445
Other	0	24	0
Total income	2,233	2,114	2,140
Expense			
Interest expense on long-term debt	301	312	319
Other	623	595	656
Total expense	924	907	975
Income before applicable income tax benefit and undistributed earnings of subsidiaries	1,309	1,207	1,165
Applicable income tax benefit	49	22	46
Income before undistributed earnings of subsidiaries	1,358	1,229	1,211
Undistributed earnings of subsidiaries	2,074	1,872	1,643
Net income	$3,432	$3,101	$2,854

NOTE 18 – *Condensed Financial Information-Parent Company Only* *(cont'd)*

Condensed Statements of Cash Flows

(dollars in thousands)	Years ended December 31, 2003	2002	2001
Cash flows from operating activities			
Net income	$3,432	$3,101	$2,854
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation	173	171	172
Undistributed earnings of subsidiaries	(2,074)	(1,872)	(1,643)
Gain on sale of premises and equipment and securities	0	(24)	0
Other, net	66	25	(45)
Net cash provided by operating activities	1,597	1,401	1,338
Cash flows from investing activities			
Proceeds from sales of securities, available-for-sale	0	40	0
Purchase of securities, available-for-sale	0	0	(1)
Purchases of premises and equipment	(89)	(75)	(52)
Proceeds from sales of premises and equipment	0	40	0
Net cash provided by (used in) investing activities	(89)	5	(53)
Cash flows from financing activities			
Repayments of long-term debt	(115)	(108)	(100)
Dividends paid	(1,327)	(1,262)	(1,201)
Issuance of common stock	0	67	27
Cash paid in lieu of fractional shares	(5)	(4)	(4)
Net cash used in financing activities	(1,447)	(1,307)	(1,278)
Net increase in cash and cash equivalents	61	99	7
Cash and cash equivalents at beginning of year	181	82	75
Cash and cash equivalents at end of year	$ 242	$ 181	$ 82

Beard Miller Company LLP
Certified Public Accountants and Consultants

The Shareholders and Board of Directors

Codorus Valley Bancorp, Inc.

York, Pennsylvania

We have audited the accompanying consolidated statements of financial condition of Codorus Valley Bancorp, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Codorus Valley Bancorp, Inc. as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Harrisburg, Pennsylvania
January 9, 2004

Management's discussion and analysis of the significant changes in the results of operations, capital resources and liquidity presented in the accompanying consolidated financial statements for Codorus Valley Bancorp, Inc. (Codorus Valley or Corporation), a bank holding company, and its wholly owned subsidiary, PeoplesBank, A Codorus Valley Company (PeoplesBank), are provided below. Codorus Valley's consolidated financial condition and results of operations consist almost entirely of PeoplesBank's financial condition and results of operations. Current performance does not guarantee and may not be indicative of similar performance in the future.

Forward-looking statements

Management of the Corporation has made forward-looking statements in this Annual Report. These forward-looking statements may be subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of operations of the Corporation and its subsidiaries. When words such as "believes," "expects," "anticipates" or similar expressions occur in this Annual Report, management is making forward-looking statements.

Shareholders should note that many factors, some of which are discussed elsewhere in this report and in the documents that management incorporates by reference, could affect the future financial results of the Corporation and its subsidiaries, both individually and collectively, and could cause those results to differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this Annual Report. These factors include the following:

- operating, legal and regulatory risks;
- economic, political and competitive forces affecting banking, securities, asset management and credit services businesses; and
- the risk that management's analyses of these risks and forces could be incorrect and/or that the strategies developed to address them could be unsuccessful.

The Corporation undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this report. Readers should carefully review the risk factors described in other documents that Codorus Valley files periodically with the Securities and Exchange Commission.

Critical accounting estimates

Disclosure of Codorus Valley's significant accounting policies is included in Note 1 to the consolidated financial statements of this Annual Report. Some of these policies are particularly sensitive, requiring that significant judgments, estimates and assumptions be made by management. Additional information is contained in Management's Discussion and Analysis for the most sensitive of these issues, including the provision and allowance for loan losses, located on pages 38 and 44 of this Annual Report.

Significant estimates are made by management in determining the allowance for loan losses. Management considers a variety of factors in establishing this estimate such as current economic conditions, diversification of the loan portfolio, delinquency statistics, results of internal loan reviews, financial and managerial strength of borrowers, adequacy of collateral, if collateral dependent, or present value of future cash flows and other relevant factors. Estimates related to the value of collateral also have a significant impact on whether or not management continues to accrue income on delinquent loans and on the amounts at which foreclosed real estate is recorded on the statement of financial condition. As described in Note 16—Contingent Liabilities, property collateralizing a loan on PeoplesBank's balance sheet is subject to litigation. In establishing the loan loss allowance, management presumed that the rights to the property would be protected. If, however, PeoplesBank's property rights are not successfully protected the allowance for loan losses will need to be increased through provision expense to cover the loss.

As permitted by SFAS No. 123, the Corporation accounts for stock-based compensation in accordance with Accounting Principles Board Opinion (APB) No. 25. Under APB No. 25, no compensation expense is recognized in the income statement related to any options granted under the Corporation's stock option plans. The pro forma impact of net income and earnings per share that would occur if compensation expense was recognized, based on the estimated fair value of the options on the date of the grant, is disclosed in Note 1 to the consolidated financial statements. The Corporation has no current plans to change its method of accounting for stock-based compensation.

Management discussed the development and selection of critical accounting estimates and related Management Discussion and Analysis disclosure with the Audit Committee. There were no material changes made to the critical accounting estimates during the periods presented within this report.

Overview

The United States Economy

United States economic activity improved in the second half of 2003, stimulated by an end to major combat in Iraq, an increase in corporate profits and stock prices and federal tax cuts. The unusually low level of market interest rates was another important contributing factor. On June 25, 2003, the Federal Reserve Board (Fed) lowered the federal funds rate one-quarter percent to 1 percent, its only interest rate change in 2003. The national prime rate moved in lock step and ended the year at 4 percent. Both benchmark interest rates were at 45-year lows. After three consecutive years of stock market losses the Dow Jones Industrial Average closed at 10,454, up 25.3 percent for the year and the S&P 500 closed at 1,112, up 26.4 percent for the year. Many economists believe that the financial underpinnings for long-term economic growth are in place and therefore, are generally optimistic about 2004. The only missing ingredient for a full-blown economic recovery is job growth. At year-end 2003 the unemployment rate was 5.7 percent, well above a 4 percent "natural" rate of unemployment as defined by the Fed.

Comparatively, on November 6, 2002, the Fed lowered the federal funds rate one-half percent to 1.25 percent, its only interest rate change for 2002. The national prime rate moved in lock step and ended the year at 4.25 percent. The year 2002 ended with consumer confidence declining due to rising unemployment and a discouraging job outlook. Other factors constraining economic growth throughout the year included: the third of three consecutive years of stock market losses, an occurrence not seen in the past 60 years; high profile accounting scandals and bankruptcies; lackluster corporate earnings reports; and anxiety over terrorism and possible military conflict around the world.

The Financial Services Industry

For the first nine months of 2003, FDIC insured institutions in the aggregate earned 12 percent more than in the same period of 2002, based on the most current available information from the FDIC. In short, it appears that the financial services industry is poised for a record earnings year. The increase in earnings was due primarily to increases in noninterest income (gains from the sale of mortgages) and gains from the sale of securities, and a decrease in the provision for loan losses. Net interest income increased only 1.2 percent as yields declined faster than funding costs placing pressure on net interest margins. Asset quality continued to improve as both noncurrent loans and charge-offs declined, and risk-based regulatory capital ratios continued to strengthen. Commercial banks, an FDIC reporting subset that totaled 4,166 in number, achieved a return on assets of 1.31 percent and a return on equity of 13.91 percent for the first nine months of 2003 annualized.

For the fourth consecutive year, bank stocks represented on the Nasdaq Bank Stock Index outperformed the benchmark S&P 500 Index. The Nasdaq Bank stock index increased 30 percent for 2003, 5 percent for 2002, 13 percent for 2001 and 19 percent for 2000. Comparatively, the S&P 500 Index increased 26 percent for 2003 and decreased 23 percent for 2002, 13 percent for 2001 and 9 percent for 2000.

Management believes that the financial services industry will continue to consolidate as a strategy to increase profits and market share. With an emphasis on strengthening customer relationships and finding new ways to generate fee income, it is likely that the industry will increase the diversity of financial products and services. Management believes that industry consolidation and product diversification may enhance its competitive position as a community bank.

Business Strategies

Throughout 2003, management and the board of directors (board) continued to implement a series of initiatives, as guided by the Corporation's long-range strategic plan. One such initiative was to engage a consulting firm to conduct a company wide performance evaluation, to include staffing and work processes. Acting upon the consultant's recommendations, management realigned staffing to move toward industry standards and improved operating efficiency. These benefits, on an annualized basis, far exceeded the one time consultant's fee.

The Corporation relies heavily on technological innovation to provide quality products and services to its customers, contain costs and remain competitive. Two projects serve as examples. PeoplesBank began implementing a document imaging system, which scans and stores documents on an electronic medium, to increase operational efficiency. Document imaging eliminates the need to maintain bulky physical files for many paper documents and provides a means for authorized employees to quickly access information. Document imaging will be phased in for selected divisions of the Bank throughout 2004. PeoplesBank is also in the process of redesigning its website to provide more information and useful features in a user friendly format. The change is in response to a growing customer base that prefers the convenience of using electronic delivery channels to satisfy some of their financial needs. Management plans to introduce the new website in the second quarter of 2004.

Management relocated Market Street Financial Services, an insurance agency acquired in September 2002, to the Codorus Valley Corporate Center, the Corporation's headquarters to better integrate its wealth management marketing efforts with business banking and consumer banking. Looking ahead, management plans to implement strategies to grow business banking, increase fee income and contain operating expense.

Financial Highlights

The Corporation earned $3,432,000 or $1.20 per diluted share for 2003, compared to $3,101,000 or $1.09 per diluted share for 2002, and $2,854,000 or $1.01 per diluted share for 2001. All per share amounts were adjusted for stock dividends. The $331,000 or 11 percent increase in current period net income was caused primarily by increases in net interest income and noninterest income, which more than offset increases in noninterest expense and federal income tax. Current period net interest income increased $1,299,000 or 11 percent over 2002 due primarily to lower funding costs (rate driven). Noninterest income, which included gains from the sale of mortgages and investment securities, increased $846,000 or 24 percent over 2002 due primarily to income from mutual funds, annuity and insurance sales, and service charges on deposit accounts. Noninterest expense increased $1,282,000 or 12 percent over 2002 due primarily to expansion resulting from the acquisition of an insurance agency in September 2002 and the addition of a full service financial center in December 2002. Current period federal income tax increased $494,000 over 2002 due to an increase in pretax earnings and a decrease in tax credits. A summary of quarterly earnings for 2003 and 2002 is presented in Table 13—Summary of Quarterly Financial Data.

Net income for 2002 was $3,101,000, an increase of $247,000 or 9 percent above 2001. The increase was due to an increase in noninterest income and a decrease in federal income tax, which more than offset increases in noninterest expense and loan loss provision. The 42 percent increase in noninterest income was due primarily to gains from the sale of residential mortgages and investment securities. The 27 percent decrease in federal income tax was due to tax credits received by PeoplesBank from an investment in a real estate partnership that provides low-income housing. The 7 percent increase in noninterest expense was caused primarily by operating expenses attributable to corporate expansion in 2002 and 2001 and normal business growth. The 260 percent increase in the loan loss provision was the result of a higher level of charge-offs stemming primarily from a loss on equipment financing contracts. Management believed that the loss on these contracts was caused in part by external fraud and sought legal redress along with other defrauded financial institutions. In December 2003, a negotiated settlement was finalized and PeoplesBank recovered $350,000.

Annual cash dividends per share, as adjusted, were $.47 for 2003, compared to $.45 for 2002. Additionally, a 5 percent stock dividend was paid in 2003 and 2002. Book value per share, as adjusted, was $11.91 for year-end 2003, compared to $11.38 for year-end 2002.

Net income as a percentage of average shareholders' equity (return on equity or ROE), was 10.3 percent for 2003, compared to 10.1 percent for 2002. Net income as a percentage of average total assets (return on assets or ROA), was .96 percent for 2003, compared to .91 percent for 2002.

At December 31, 2003, nonperforming assets as a percentage of total loans and net foreclosed real estate were approximately .72 percent, compared to 2.55 percent for year-end 2002. Information regarding nonperforming assets is provided in the Risk Management section of this report, including Table 8—Nonperforming Assets. The allowance for loan losses as a percentage of total loans was .65 percent for year-end 2003 and 2002. Information regarding the allowance is provided in the Risk Management section of this report, including Tables 9 and 10. Based on a recent evaluation of probable loan losses and the current loan portfolio, management believes that the allowance is adequate to support losses inherent in the portfolio at December 31, 2003.

Throughout 2003, the Corporation maintained a capital level well above minimum regulatory quantitative requirements. Currently, there are three federal regulatory definitions of capital that take the form of minimum ratios. Table 7—Capital Ratios, shows that the Corporation and PeoplesBank were well capitalized on December 31, 2003.

A more detailed analysis of the factors and trends affecting corporate earnings follows.

Income Statement Analysis

Net Interest Income

The Corporation's principal source of revenue is net interest income, the difference between interest income earned on loans and investment securities, and interest expense incurred on deposits and borrowed funds. The fluctuation in net interest income from year to year is caused by changes in interest rates, volumes and the composition or mix of interest rate sensitive assets and liabilities.

For analytical purposes, Table 1—Net Interest Income, Table 2—Rate/Volume Analysis of Changes in Net Interest Income and Table 3—Average Balances and Interest Rates, are presented on a tax equivalent basis to make it easier to compare taxable and tax-exempt assets. Income from tax-exempt assets, primarily loans to or securities issued by state and local governments, is increased by an amount equivalent to the federal income taxes which would have been incurred if the income was taxable at the statutory rate of 34 percent. Unless otherwise noted, the

Table 1 – *Net Interest Income (tax equivalent basis)*

(dollars in thousands)	2003	2002	2001	2000	1999	5 Yr CGR*
Total interest income	$ 19,964	$ 20,674	$ 22,602	$ 21,904	$ 20,314	0.0%
Tax equivalent adjustment	238	277	288	249	192	n/a
Adjusted total interest income	20,202	20,951	22,890	22,153	20,506	0.1%
Total interest expense	6,898	8,907	10,871	11,064	9,534	-5.7%
Net interest income	$ 13,304	$ 12,044	$ 12,019	$ 11,089	$ 10,972	4.1%
Average earning assets	$322,391	$310,431	$286,777	$264,174	$253,800	6.3%
Average interest bearing liabilities	$290,405	$281,062	$257,262	$237,537	$228,163	6.5%
Yield on earning assets	6.27%	6.75%	7.98%	8.39%	8.08%	
Rate on interest bearing liabilities	2.38%	3.17%	4.23%	4.66%	4.18%	
Interest rate spread	3.89%	3.58%	3.75%	3.73%	3.90%	
Net yield on average earning assets	4.13%	3.88%	4.19%	4.20%	4.32%	

* Compound growth rate (CGR) is the average annual growth over the five-year period which began in 1998.

Table 2 – *Rate/Volume Analysis of Changes in Net Interest Income (tax equivalent basis)*

	Year ended December 31,		2003 compared to 2002		
			Increase	Change due to	
(dollars in thousands)	2003	2002	(Decrease)	Volume	Rate
Interest Income					
Interest bearing deposits with banks	$ 2	$ 5	$ (3)	$ (2)	$ (1)
Federal funds sold	62	224	(162)	(131)	(31)
Securities, taxable	2,541	2,693	(152)	404	(556)
Securities, tax-exempt	665	791	(126)	(120)	(6)
Loans, taxable	16,897	17,216	(319)	949	(1,268)
Loans, tax-exempt	35	22	13	27	(14)
Total interest income	20,202	20,951	(749)	1,127	(1,876)
Interest Expense					
Deposits					
Interest bearing demand	822	1,201	(379)	147	(526)
Savings	84	131	(47)	7	(54)
Time deposits under $100,000	4,034	5,154	(1,120)	(60)	(1,060)
Time deposits $100,000 and above	881	1,212	(331)	(121)	(210)
Short-term borrowings	19	10	9	15	(6)
Long-term debt	1,058	1,199	(141)	(35)	(106)
Total interest expense	6,898	8,907	(2,009)	(47)	(1,962)
Net interest income	$13,304	$12,044	$1,260	$1,174	$ 86

	Year ended December 31,		2002 compared to 2001		
			Increase	Change due to	
(dollars in thousands)	2002	2001	(Decrease)	Volume	Rate
Interest Income					
Interest bearing deposits with banks	$ 5	$ 13	$ (8)	$ 0	$ (8)
Federal funds sold	224	562	(338)	(108)	(230)
Securities, taxable	2,693	2,468	225	1,211	(986)
Securities, tax-exempt	791	827	(36)	(30)	(6)
Loans, taxable	17,216	18,999	(1,783)	739	(2,522)
Loans, tax-exempt	22	21	1	13	(12)
Total interest income	20,951	22,890	(1,939)	1,825	(3,764)
Interest Expense					
Deposits					
Interest bearing demand	1,201	1,801	(600)	420	(1,020)
Savings	131	219	(88)	(11)	(77)
Time deposits under $100,000	5,154	6,222	(1,068)	95	(1,163)
Time deposits $100,000 and above	1,212	1,462	(250)	137	(387)
Short-term borrowings	10	7	3	34	(31)
Long-term debt	1,199	1,160	39	23	16
Total interest expense	8,907	10,871	(1,964)	698	(2,662)
Net interest income	$12,044	$12,019	$ 25	$1,127	$(1,102)

Changes which are due to both volume and rate are allocated in proportion to their relationship to the amount of change attributed directly to volume or rate. Taxable loans include loan fees of $1,082,000 in 2003, $955,000 in 2002, and $639,000 in 2001.

discussion that follows is based on interest income and interest expense as reported in the consolidated statements of income.

Net interest income for 2003 was $13,066,000, an increase of $1,299,000 or 11 percent above 2002. Net interest income increased primarily as a result of lower funding costs, which were rate driven. Earning assets averaged $322 million and yielded 6.27 percent (tax equivalent basis) for 2003 compared to $310 million and 6.75 percent, respectively, for 2002. The increase in average earning assets occurred primarily in consumer loans, investment securities and business loans. In spite of an increase in the volume of assets, interest income was adversely impacted by low market interest rates, which lowered yields. Interest income on other earning assets, principally federal funds sold, decreased due to a decrease in volume as funds were deployed to loans and investments. Interest bearing liabilities averaged $290 million at an average rate of 2.38 percent for 2003 compared to $281 million and 3.17 percent, respectively, for 2002. The increase in the volume of interest bearing liabilities occurred primarily in demand deposits. For 2003, average time deposits decreased by 3 percent as rates were managed to lower funding

Table 3 – *Average Balances and Interest Rates (tax equivalent basis)*

	2003			2002			2001		
(dollars in thousands)	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
Assets									
Interest bearing deposits with banks	$ 158	$ 2	1.27%	$ 231	$ 5	2.16%	$ 239	$ 13	5.44%
Federal funds sold	5,552	62	1.12	13,336	224	1.68	16,513	562	3.40
Investment securities									
Taxable	64,723	2,541	3.93	56,277	2,693	4.79	37,748	2,468	6.54
Tax-exempt	9,160	665	7.26	10,803	791	7.32	11,204	827	7.38
Total investment securities	73,883	3,206	4.34	67,080	3,484	5.19	48,952	3,295	6.73
Loans									
Taxable (1)	242,123	16,897	6.98	229,479	17,216	7.50	220,885	18,999	8.60
Tax-exempt	675	35	5.19	305	22	7.21	188	21	11.17
Total loans	242,798	16,932	6.97	229,784	17,238	7.50	221,073	19,020	8.60
Total earning assets	322,391	20,202	6.27	310,431	20,951	6.75	286,777	22,890	7.98
Other assets (2)	36,323			31,972			25,773		
Total assets	$358,714			$342,403			$312,550		
Liabilities and Shareholders' Equity									
Interest bearing deposits									
Interest bearing demand	$115,152	$ 822	0.71%	$102,581	$ 1,201	1.17%	$ 83,172	$ 1,801	2.17%
Savings	14,329	84	0.59	13,615	131	0.96	14,348	219	1.53
Time deposits under $100,000	114,418	4,034	3.53	115,773	5,154	4.45	114,026	6,222	5.46
Time deposits $100,000 and above	26,335	881	3.35	29,243	1,212	4.14	26,737	1,462	5.47
Total interest bearing deposits	270,234	5,821	2.15	261,212	7,698	2.95	238,283	9,704	4.07
Short-term borrowings	1,473	19	1.29	591	10	1.69	101	7	6.93
Long-term debt	18,698	1,058	5.66	19,259	1,199	6.23	18,878	1,160	6.14
Total interest bearing liabilities	290,405	6,898	2.38	281,062	8,907	3.17	257,262	10,871	4.23
Noninterest bearing deposits	31,893			27,690			25,165		
Other liabilities	3,200			2,895			1,569		
Shareholders' equity	33,216			30,756			28,554		
Total liabilities and shareholders' equity	$358,714			$342,403			$312,550		
Net interest income		$13,304			$12,044			$12,019	
Interest rate spread			3.89%			3.58%			3.75%
Net yield on earning assets			4.13%			3.88%			4.19%

(1) Includes loan fees of $1,082,000 in 2003, $955,000 in 2002 and $639,000 in 2001.

(2) Includes average nonaccrual loans of $4,235,000 in 2003, $3,825,000 in 2002, and $1,759,000 in 2001.

costs. The net yield on earning assets, on a tax equivalent basis, was 4.13 percent for 2003, compared to 3.88 percent for 2002. Looking ahead, management believes that PeoplesBank's asset-sensitive balance sheet is positioned to benefit from economic growth and rising market interest rates.

Comparatively, net interest income was $11,767,000 for 2002; an increase of $36,000 or .3 percent above the $11,731,000 earned in 2001. In spite of a $23.7 million or 8 percent increase in average earning assets, net interest income was flat for 2002 due to abnormally low market interest rates, a reflection of the Fed's accommodative monetary policy to stimulate a sluggish national economy. For 2002, low market interest rates lowered yields on earning assets to a greater degree than they lowered funding costs on interest bearing liabilities. Interest income from loans for 2002 was also constrained by an increase in nonperforming loans. Earning assets averaged $310 million and yielded 6.75 percent (tax equivalent basis) for 2002 compared to $287 million and 7.98 percent, respectively, for 2001. Asset growth occurred primarily in investment securities and business loans. For the second consecutive year, deposits experienced strong growth as investors sought safe haven from widespread price declines in securities markets. Interest bearing liabilities averaged $281 million at an average rate of 3.17 percent for 2002 compared to $257 million and 4.23 percent, respectively, for 2001. Funding was provided primarily by growth in interest bearing demand deposits. The same factors that constrained net interest income also constrained the net yield on average earning assets, which was 3.88 percent for 2002 compared to 4.19 percent for 2001.

Provision for Loan Losses

The provision for probable loan losses is an estimated expense charged to earnings to address losses attributable to uncollectible loans. The provision reflects management's judgement of an appropriate level for the allowance for loan losses. The Risk Management section, including Tables 8, 9, and 10, of this report, provides detailed information about the allowance, provision and credit risk. For 2003, the provision expense for probable loan loss was $553,000, compared to $515,000 for 2002 and $143,000 for 2001. The level of expense for 2003 and 2002 reflected an increase in loan charge-offs, net of recoveries, due largely to a group of equipment financing contracts acquired from a third party broker. Management believed that the loss on these contracts was caused in part by external fraud and sought legal redress along with other defrauded financial institutions. In December 2003, a negotiated settlement was finalized and PeoplesBank recovered $350,000. At December 31, 2003, six equipment leasing contracts, which totaled $361,000, remained in PeoplesBank's portfolio and were performing.

Other factors that impacted the provision for 2002 included an increase in the nonperforming loan portfolio and continued concern over the sluggish national and local economies. The level of expense for 2001 was responsive to loan growth and a national and local economic slowdown.

Noninterest Income

Total noninterest income for 2003 was $4,380,000, an increase of $846,000 or 24 percent above 2002. The increase was caused primarily by increases in income from mutual fund, annuity and insurance sales, and service charges on deposit accounts. The $413,000 or 152 percent increase in mutual fund, annuity and insurance commissions was attributable to an insurance agency acquired by PeoplesBank in September 2002. The $363,000 or 46 percent increase in service charges on deposit accounts was attributable to an increase in insufficient funds fees. Insufficient funds fees increased primarily as a result of a discretionary overdraft service, implemented by PeoplesBank in June 2003. Current period gains from the sale of mortgages decreased $65,000 or 8 percent below 2002. During the third quarter of 2003, long-term market interest rates began to rise, curtailing mortgage refinancings and lowering expectations for gains in future periods. Low market interest rates during the first half of 2003 improved securities prices and enabled management to realize an $87,000 increase in gains from the sale of investment securities.

Total noninterest income for 2002 was $3,534,000, an increase of $1,038,000 or 42 percent above 2001. The increase was caused primarily by increases in gains from the sale of residential mortgages and investment securities. Gains from the sale of mortgages were up $613,000 or 386 percent. The increase reflected a full year of operation for the mortgage banking division and low market interest rates, which fueled a mortgage refinance boom. Gains from the sale of securities were $179,000 for 2002. Comparatively, no gains were realized from the sale of securities in 2001. The $79,000 or 41 percent increase in mutual fund, annuity and insurance commissions for 2002 was due in part to an insurance agency acquired by PeoplesBank in September 2002.

Noninterest Expense

Total noninterest expense for 2003 was $12,290,000, an increase of $1,282,000 or 12% above 2002. The increase was the result of corporate expansion and increases in professional and legal fees and other expenses. With regard to expansion, the current year absorbed a full year's impact of personnel, occupancy and other expenses associated with the acquisition of an insurance agency in September 2002 and the addition of a financial center in December 2002. Current year professional and legal expense, principally consulting fees, increased $245,000 or 108 percent above 2002. During 2003, management engaged a consulting firm to conduct a company wide performance evaluation, to include staffing and work processes. Acting upon the consultant's recommendations, management realigned staffing to move toward industry standards and improved operating efficiency. These benefits, on an annualized basis, far exceeded the one time consultant's fee, which was approximately $275,000. Other expense for 2003 increased $283,000 or 14 percent above 2002 due primarily to expansion and normal business growth. An increase in ATM and point-of-sale processing expenses, driven by an increase in transaction volume, also contributed to the increase in other expense.

Total noninterest expense for 2002 was $11,008,000, an increase of $710,000 or 7 percent above 2001. The increase was caused primarily by increases in personnel and other expense. Personnel increased $724,000 or 14 percent due primarily to planned corporate expansion. Year 2002 included the full year cost of prior year initiatives, including the addition of two financial centers, a mortgage banking operation and a centralized telephone call center. Other expense increased $236,000 or 14 percent due to: a $35,000 loss on a fraudulent check, increases in selected expenses such as memberships and subscriptions, appraisals, loan expenses, employee training, seminars and business meetings, insurance, and normal business growth. For 2002, foreclosed real estate expense decreased $168,000 or 70 percent. The prior year reflected a higher level of carrying costs and loss provisions attributable to a larger portfolio of acquired properties. Professional and legal expense for 2002 decreased $80,000 or 26 percent. The prior year reflected a higher level of expense caused by increased information technology consulting and services, legal advice for arbitration pertaining to a defective roof and HVAC system at the Corporation's headquarters and consulting advice relative to future growth strategies.

Income Taxes

The provision for federal income tax was $1,171,000 for 2003, compared to $677,000 for 2002. The $494,000 or 73 percent increase in tax reflects an increase in pretax income and a $217,000 decrease in federal tax credits. Tax credits were maximized in 2002 due to the inclusion of low-income housing tax credits and historical rehabilitation tax credits from PeoplesBank's investment in a low-income housing project. Historical rehabilitation tax credits are available only in the year the rehabilitation construction is complete. Details about this real estate partnership are provided under the Other Assets subheading within the Balance Sheet Review section of this report. Comparatively, the provision for 2002 decreased $255,000 or 27 percent below 2001 due to the recognition of tax credits from the investment in low-income housing.

Balance Sheet Review

Investment Securities

The investment securities portfolio is an interest earning asset, second in size to the loan portfolio. Investment securities serve as an important source of revenue, a primary source of liquidity, and as collateral for public and trust deposits.

On December 31, 2003, securities available-for-sale were $62.7 million reflecting a $6 million decrease below December 31, 2002, as funds were deployed to higher yielding loan portfolios. Decisions to purchase or sell securities are based on an assessment of current economic and financial conditions, including the interest rate environment, liquidity and income requirements. Securities available-for-sale are limited to high quality debt instruments as shown in Note 3—Securities Available-for-Sale and Held-to-Maturity. Note 3 shows that unrealized gains far exceed unrealized losses due to low market interest rates for year-end 2003 and 2002. Table 4—Analysis of Investment Securities shows that the available-for-sale portfolio yielded 3.63 percent with an average maturity of 2.9 years on December 31, 2003, compared to 4.59 percent and 3.1 years, respectively, on December 31, 2002. The decrease in yield during the current period was a result of low market interest rates.

On December 31, 2003, securities held-to-maturity were $9.4 million, approximately the same level as year-end 2002. The held-to-maturity portfolio consisted of fixed rate, long-term preferred stock (trust preferreds) issued by commercial bank holding companies. These trust preferreds are substantially junior subordinated debt, pay interest semi-annually, are callable, and mature in years 2026-2028. Table 4 shows the portfolio as having a weighted average yield of 8.43 percent and a weighted average remaining maturity of 23 years as of December 31, 2003. Approximately $5.6 million, held by PeoplesBank, are rated investment grade by a national rating service. The remaining $3.8 million, held by the Corporation, are either not rated or rated below investment grade. Generally, investment was limited to $500,000 per issuer based on an analysis of the issuer's financial and strategic history. The trust preferred portfolio, part of a leverage growth strategy in a prior period, was financed primarily by borrowing from the Federal Home Loan Bank of Pittsburgh and a local financial institution.

Loans

On December 31, 2003, total loans were $260 million, an increase of approximately $26 million or 11 percent above year-end 2002. Table 5—Loan Portfolio Composition presents the composition of total loans on a comparative basis for five year-end periods. The table reflects the Corporation's emphasis on commercial lending. At year-end 2003, commercial loans increased approximately $10 million or 5 percent above year-end 2002. Consumer loans, principally installment loans, increased $16 million or 32 percent above the prior year-end in response to an aggressive marketing promotion. During 2003, PeoplesBank's mortgage banking staff focused on originating and selling residential mortgages without retaining servicing rights. These loans are classified on the balance sheet as loans held for sale. On December 31, 2003, loans held for sale were $2.2 million compared to $4.6 million for year-end 2002.

Table 6—Selected Loan Maturities and Interest Rate Sensitivity shows that, at December 31, 2003, the commercial loan portfolio was divided almost evenly between $95 million in fixed rate loans and $96 million in floating or adjustable rate loans. The 50/50 mix was the same on December 31, 2002. Floating rate loans reprice periodically with changes in either the US Prime rate or LIBOR as reported in the Wall Street Journal, or PeoplesBank's base rate. Adjustable rate loans reprice at annual intervals based on the US treasury yield curve. Additional loan information can be found in Note 4—Loans, and within the Risk Management section of this report.

Table 4 – *Analysis of Investment Securities (amortized cost basis)*

(dollars in thousands)	U.S. Treasuries	U.S. Agencies (1)	State & Municipals	Corporate Trust Preferreds	Total	Weighted Average Yield (2)
DECEMBER 31, 2003						
Available-for-sale						
Maturity						
Within one year		$ 6,865	$ 250		$ 7,115	3.47%
One to five years		45,124	1,859		46,983	3.11
Five to ten years		1,002	5,214		6,216	6.74
Over ten years			1,294		1,294	7.76
Total	$0	$52,991	$8,617	$0	$61,608	3.63%
Average maturity					2.9 years	
Held-to-maturity						
Maturity						
Over ten years	$0	$0	$0	$9,355	$9,355	8.43%
Total	$0	$0	$0	$9,355	$9,355	8.43%
Average maturity					23.2 years	
DECEMBER 31, 2002						
Available-for-sale						
Maturity						
Within one year	$1,004	$ 7,461			$ 8,465	4.50%
One to five years		47,833	3,279		51,112	4.20
Five to ten years			5,601		5,601	7.25
Over ten years			1,594		1,594	7.98
Total	$1,004	$55,294	$10,474	$0	$66,772	4.59%
Average maturity					3.1 years	
Held-to-maturity						
Maturity						
Over ten years	$0	$0	$0	$9,357	$9,357	8.43%
Total	$0	$0	$0	$9,357	$9,357	8.43%
Average maturity					24.2 years	
DECEMBER 31, 2001						
Available-for-sale						
Maturity						
Within one year		$10,235			$10,235	5.68%
One to five years		15,667	2,676		18,343	5.60
Five to ten years			4,756		4,756	6.92
Over ten years			3,439		3,439	7.89
Total	$0	$25,902	$10,871	$0	$36,773	6.01%
Average maturity					3.5 years	
Held-to-maturity						
Maturity						
Over ten years	$0	$0	$0	$9,358	$9,358	8.44%
Total	$0	$0	$0	$9,358	$9,358	8.44%
Average maturity					25.2 years	

(1) U.S. agency mortgage-backed instruments are included in the maturity categories based on average expected life.
(2) Yields on tax-exempt obligations were computed on a tax equivalent basis using a 34% tax rate.

Other Assets

Included in other assets on December 31, 2003, is PeoplesBank's $4.8 million investment in two unrelated joint ventures whose purpose is to provide low cost housing to qualified families. PeoplesBank's role in these partnerships is solely as an investor, whose return is in the form of federal tax credits, which will be realized over a ten-year period. PeoplesBank holds a 99.99 percent interest and a remaining $2 million investment in the first joint venture, which was operational in 2001. In the second joint venture PeoplesBank holds a 73.47 percent interest representing a $2.8 million investment. The second joint venture involves the construction and lease of 60 new townhouses. Rain delays have hampered construction efforts thus far and have delayed completion of this project. Management anticipates that this venture will be complete and fully operational in the latter half of 2004 based on a projection provided by the general partner.

Funding

Deposits

Deposits are a principal source of funding for earning assets. On December 31, 2003, total deposits were $304 million, reflecting an $11.7 million or 4 percent increase above year-end 2002. The increase occurred in core deposits such as demand, money market and savings accounts. Relatively low certificate of deposit rates, heavily influenced by low market interest rates, and an improving stock market likely influenced customers to favor highly liquid core deposit accounts. Other factors that contributed to the increase in deposits included the addition of a financial center in December 2002 and normal business growth. The average rate paid on interest bearing deposits was 2.15 percent for 2003 compared to 2.95 percent for 2002. The reduction in the rate for 2003 reflected unusually low market interest rates for the second consecutive year. A comparative breakdown of deposits is located in Note 8--Deposits.

On December 31, 2003, total certificates of deposit were $139 million, scheduled to mature in the following years: $75 million in 2004, $31 million in 2005, $18 million in 2006, $11 million in 2007 and $4 million in 2008. At 2003 year-end, the balance of certificates $100,000 and above was $26 million. Of this total: $7 million mature within three months; $2 million mature after three months but within six months; $7 million mature after six months but within twelve months; and the remaining $10 million mature beyond twelve months.

Short-term Borrowings and Long-term Debt

To meet day-to-day funding needs, PeoplesBank may borrow from larger correspondent banks in the form of federal funds

Table 5 – *Loan Portfolio Composition*

	December 31,									
(dollars in thousands)	2003	%	2002	%	2001	%	2000	%	1999	%
Commercial, industrial and agricultural	$163,676	62.9	$161,425	69.0	$152,112	67.3	$140,388	64.4	$131,395	63.4
Real estate - construction and land development	28,147	10.8	20,596	8.8	21,889	9.7	19,365	8.9	21,956	10.6
Total commercial related loans	191,823	73.7	182,021	77.8	174,001	77.0	159,753	73.3	153,351	74.0
Real estate-residential mortgages	25,134	9.7	24,803	10.6	24,799	11.0	30,831	14.2	29,815	14.4
Installment	43,249	16.6	27,136	11.6	26,985	12.0	27,342	12.5	24,152	11.6
Total consumer related loans	68,383	26.3	51,939	22.2	51,784	23.0	58,173	26.7	53,967	26.0
Total loans	$260,206	100.0	$233,960	100.0	$225,785	100.0	$217,926	100.0	$207,318	100.0

Table 6 – *Selected Loan Maturities and Interest Rate Sensitivity*

	December 31, 2003 Years to Maturity			
(dollars in thousands)	1 or less	1 to 5	over 5	Total
Commercial, industrial and agricultural	$19,062	$37,358	$107,256	$163,676
Real estate-construction and land development	14,166	10,130	3,851	28,147
Total commercial related	$33,228	$47,488	$111,107	$191,823
Fixed interest rates	$ 5,370	$18,011	$ 71,968	$ 95,349
Floating or adjustable interest rates	27,858	29,477	39,139	96,474
Total commercial related	$33,228	$47,488	$111,107	$191,823

purchased. It also uses credit available at the Federal Home Loan Bank of Pittsburgh (FHLBP). Interest rates are established daily based on prevailing market conditions for overnight funds. On December 31, 2003 and 2002, PeoplesBank had $7 million in outstanding short-term borrowings.

Long-term debt is a primary funding source for asset growth. On December 31, 2003, long-term debt was $24.4 million, which was $8 million above year-end 2002. During 2003, PeoplesBank borrowed $5 million on two occasions, for a total of $10 million, from the FHLBP. The first loan was a 10-year amortizing loan with a fixed interest rate of 3.46 percent. The second loan was a 6-year balloon with a convertible interest rate. For the first three years the interest rate is fixed at 3.47 percent. This rate will prevail for the remaining three years unless the FHLBP elects to convert it to a floating rate, which will be based on a spread to the 3-month LIBOR. A listing of outstanding long-term debt instruments is provided in Note 9—Short-term Borrowings and Long-term Debt. Generally, funds for the payment of long-term debt come from operations and refinancings.

PeoplesBank's maximum borrowing capacity, as established quarterly by the FHLBP, was approximately $95 million as of September 30, 2003, the most recent available date. On December 31, 2003, PeoplesBank had approximately $29 million outstanding on its account with the FHLBP at an average rate of 3.85 percent.

Shareholders' Equity and Capital Adequacy

Shareholders' equity, or capital, is a source of funds, which enables the Corporation to maintain asset growth and absorb losses. Total shareholders' equity was $33.8 million on December 31, 2003, compared to $32.2 million for year-end 2002. The increase in equity was primarily attributable to an increase in retained earnings from profitable operations.

The Corporation and PeoplesBank are subject to various regulatory capital requirements administered by banking regulators that involve quantitative guidelines and qualitative judgements. Quantitative measures established by regulators pertain to minimum capital ratios, as set forth in Table 7—Capital Ratios. Table 7 provides a comparison of the Corporation's and PeoplesBank's risk-based capital ratios and leverage ratios to the minimum regulatory requirement for the periods indicated.

The Corporation typically pays cash dividends on a quarterly basis. The board of directors determines the dividend rate after considering the Corporation's capital requirements, current and projected net income, and other factors. Annual cash dividends on a per common share basis, were $.47 for 2003 and $.45 for 2002. All per share amounts were adjusted for stock dividends.

Periodically, the Corporation pays stock dividends as another means of enhancing long-term shareholder value. In June of 2003 and 2002, the Corporation paid a 5 percent stock dividend. Payment of the stock dividend in 2003 resulted in the issuance of 134,564 additional common shares. Payment of the stock dividend in 2002 and 2001 resulted in the issuance of 127,927 and 121,738, respectively, additional common shares. The weighted average number of shares of common stock outstanding, restated for the stock dividend, was 2,833,242 for 2003, 2,828,029 for 2002, and 2,825,804 for 2001.

As previously disclosed in this report, the Corporation maintains various employee, director and shareholder benefit plans that could result in the issuance of its common stock. Information about these plans can be found in Note 10—Shareholders' Equity, Note 12—Benefit Plans, and Note 13—Stock Option Plans of the consolidated financial statements.

Capital investments made in earlier periods, as described in previous SEC filings, and future investments will impact current and future earnings and capital growth. Possible future investments may be made to expand the Corporation's banking franchise and its technological capabilities and to create or acquire financial services companies. Management and the board believe that capital investment, guided by a long range strategic plan, is necessary to develop an infrastructure to grow market share and net income over the long-term and is an important strategy for enhancing long-term shareholder value.

Risk Management

The Corporation's Risk Management Committee meets at least quarterly and includes members of senior management and an independent director. The objective of the Committee is to identify and manage risk inherent in the operations of the Corporation and its affiliates. The Committee's risk review is broad in scope and includes the following risks: credit, interest rate, liquidity, price, transaction, compliance, strategic and reputation. One of its primary responsibilities is to develop and implement formal risk management policies and procedures, and monitor compliance.

Credit Risk Management

The Corporation emphasizes the management of credit risk. To support this objective a sound lending policy framework has been established. Within this framework are six basic policies that guide the lending process and minimize risk. First, the Corporation follows detailed written lending policies and procedures. Second, loan approval authority is granted commensurate with dollar amount, loan type, level of risk, and loan officer experience. Third, loan review committees function at both the senior lending officer level and the board level to review and authorize loans that exceed preestablished dollar thresholds and/or meet other criteria. Fourth, the Corporation directly lends mainly within its primary geographical market area, York County, Pennsylvania and northern Maryland. Although this may pose a geographical concentration risk, the diverse local economy and employee knowledge of customers minimizes this risk. Fifth, the loan portfolio is diversified to prevent dependency upon a single customer or small group of related customers. And sixth, the Corporation does not lend to foreign countries or persons residing therein.

In addition to a comprehensive lending policy, numerous internal reviews of the loan and foreclosed real estate portfolios occur throughout the year. In addition to internal controls, loan portfolios are reviewed by independent auditors in connection with their annual financial statement audit, and are examined periodically by bank regulators.

One component of the internal credit risk review is the identification and management of industry concentrations. At year-end 2003, the total loan portfolio included two industry concentrations that exceeded 10 percent. The commercial real estate leasing industry accounted for 11.8 percent and the agricultural industry accounted for 10.3 percent. Comparatively, these industries were 15.7 percent and 8.5 percent, respectively, for year-end 2002. Loans to borrowers within these industries are usually collateralized by real estate.

Nonperforming Assets

Table 8—Nonperforming Assets, shows asset categories posing the greatest risk of loss. Management generally places a loan on nonaccrual status and ceases accruing interest income when loan payment performance is unsatisfactory and the loan is past due 90 days or more. Loans past due 90 days or more and still accruing interest, are contractually past due, but well collateralized and in the process of collection. The final category, foreclosed real estate is acquired to satisfy debts owed to PeoplesBank. Table 8 also provides a summary of nonperforming assets and related ratios. The paragraphs below explain the changes within each classification on that table for December 31, 2003, compared to December 31, 2002.

For all reporting periods, nonaccrual loans were principally comprised of collateral dependent commercial loans. Accordingly, the Corporation recognizes interest income on a cash basis for these loans. On December 31, 2003, the nonaccrual loan portfolio was $516,000, significantly below the $5,051,000 reported on December 31, 2002. The decrease was primarily attributable to the payoff of a $2,635,000 impaired business loan. The payoff resulted in the full recovery of principal and interest due on the loan. Additionally, a $1,230,000 business loan was reclassified from nonaccrual loans to foreclosed real estate. Details about the reclassification are provided in the foreclosed real estate section below. No loan loss allowance was established for either loan because they were adequately collateralized in management's judgment. On December 31, 2003, nonaccrual loans were comprised of fourteen unrelated accounts ranging in size from $3,000 to $141,000. Accounts within the nonaccrual loan portfolio vary by industry and are generally collateralized with real estate assets. Management and the board of directors evaluate the allowance for loan losses quarterly. Efforts to modify contractual terms for individual accounts, based on prevailing market conditions, or liquidate collateral assets, are proceeding as quickly as potential buyers can be located and legal constraints permit.

Accruing loans that are contractually past due 90 days or more as to principal or interest totaled $49,000 on December 31, 2003, compared to $453,000 on December 31, 2002. Generally, loans in the past due category are adequately collateralized and in the process of collection.

Foreclosed real estate, net of allowance, was $1,326,000 on December 31, 2003, compared to $465,000 on December 31,

Table 7 – *Capital Ratios*

(dollars in thousands)	December 31, 2003	December 31, 2002	Federal Minimum Required	Federal Well Capitalized	Capital* at December 31, 2003	Capital* at December 31, 2002
Tier 1 risk-based capital			4.00%	6.00%		
(as a percentage of risk weighted assets)						
Codorus Valley Bancorp, Inc. consolidated	11.13%	11.32%			$32,702	$30,475
PeoplesBank	9.75	9.86			28,048	25,946
Total risk-based capital			8.00%	10.00%		
(as a percentage of risk weighted assets)						
Codorus Valley Bancorp, Inc. consolidated	11.71%	11.88%			$34,396	$31,990
PeoplesBank	10.34	10.44			29,742	27,461
Leverage			4.00%	5.00%		
(Tier 1 capital as a percentage of average total assets)						
Codorus Valley Bancorp, Inc. consolidated	9.15%	8.93%			$32,702	$30,475
PeoplesBank	7.99	7.75			28,048	25,946

* Net unrealized gains and losses on securities available-for-sale, net of taxes, are disregarded for capital ratio computation purposes in accordance with federal regulatory banking guidelines.

2002. The increase was attributable to the reclassification of a $1,230,000 nonaccrual business loan. The reclassification was based on an in-substance foreclosure presumption since PeoplesBank controls the real estate collateral, pending the outcome of an ongoing lawsuit with the borrowers. During March 2003, the borrowers of the $1,230,000 loan filed a counterclaim against PeoplesBank described in Note 16—Contingent Liabilities of the consolidated financial statements. On December 31, 2003, a loss allowance for foreclosed real estate assets was unnecessary in management's judgment because the fair value supported by independent appraisal, less selling expenses, exceeded carrying value.

The provision expense for foreclosed real estate, due to declines in the fair value of individual assets, was $55,000 for 2003, compared to $30,000 for 2002, and $62,000 for 2001. Efforts to liquidate foreclosed real estate are proceeding as quickly as potential buyers can be located.

On December 31, 2003, there were approximately $3.9 million in potential problem loans identified by management. Potential problem loans consist of loans for which management has serious doubts as to the ability of the borrower to comply with present repayment terms, and which were not disclosed in Table 8. A loss allowance was established for those potential problem loans that in management's judgment were inadequately collateralized. Comparatively, management was monitoring approximately $1.3 million in potential problem loans on December 31, 2002.

Forfeiture Action Related To Mortgaged Property

On March 26, 2003, the United States Attorney's Office began a property (in rem) civil forfeiture action, by Complaint in the United States District Court for the Middle District of Pennsylvania, titled United States of America v. Approximately 83 Acres of Real Estate Located in Fairview Township, York County, Pennsylvania, titled in the name of CCA Associates, Inc. The real property, which is the subject of the forfeiture action, serves as the sole collateral for a loan by PeoplesBank to CCA Associates, Inc. (CCA), the owner or reputed owner of this property. The loan to CCA, which was guaranteed by a third party, has a current principal balance of $1,500,000 plus accrued interest and other fees and costs. The third party guarantor recently pled guilty and is awaiting sentencing by the federal government for his involvement in criminal activity. PeoplesBank intends to protect its mortgage interest in the real estate from forfeiture through available defenses including the "innocent owner defense." As of the date this report was filed, the loan was current and classified as a performing asset. Management believes that the primary debt obligation to PeoplesBank will be satisfied once the property is liquidated and the proceeds from the sale distributed. Therefore, management does not believe that the forfeiture action will have a material adverse impact on the Corporation.

Allowance for Loan Losses

Although the Corporation maintains sound credit policies, certain loans deteriorate and must be charged off as losses. The allowance for loan losses is maintained to absorb losses inherent in the portfolio at December 31, 2003. The allowance is increased by provisions charged to expense and is reduced by loan charge-offs, net of recoveries. In analyzing the adequacy of the allowance, management considers the results of internal and external credit reviews, past loss experience, changes in the size

Table 8 – ***Nonperforming Assets***

	December 31,				
(dollars in thousands)	**2003**	2002	2001	2000	1999
Nonaccrual loans	**$ 516**	$5,051	$1,411	$2,006	$1,892
Accruing loans that are contractually past due 90 days or more as to principal or interest	**49**	453	164	346	13
Foreclosed real estate, net of reserve	**1,326**	465	692	2,390	1,385
Total nonperforming assets	**$1,891**	$5,969	$2,267	$4,742	$3,290
Ratios					
Nonaccrual loans as a % of total year-end loans	**0.20%**	2.16%	0.62%	0.92%	0.91%
Nonperforming assets as a % of total year-end loans and net foreclosed real estate	**0.72%**	2.55%	1.00%	2.15%	1.58%
Nonperforming assets as a % of total year-end stockholders' equity	**5.60%**	18.52%	7.72%	17.31%	12.97%
Allowance for loan losses as a multiple of nonaccrual loans	**3.3x**	.3x	1.3x	1.0x	1.1x

and composition of the loan portfolio, adequacy of collateral, general economic conditions and the local business outlook. Determining the level of the allowance for probable loan losses at any given period is difficult, particularly during deteriorating or uncertain economic periods. Management must make estimates using assumptions and information which are often subjective and fluid. Table 9—Analysis of Allowance for Loan Losses presents an analysis of the activity in the allowance for loan losses over a five-year period. Table 10—Allocation of the Allowance for Loan Losses presents an allocation of the allowance for loan losses by major loan category. The unallocated component of the allowance for loan losses represents probable losses inherent in the portfolio that are not fully captured in the allocated allowance analyses, such as: industry concentrations, imprecision in the loan risk evaluation process and current economic factors.

The allowance was $1,694,000 or .65 percent of total loans on December 31, 2003, compared to $1,515,000 and .65 percent, respectively, on December 31, 2002. The provision expense for 2003 was $553,000, compared to $515,000 for 2002. The provision expense for both years reflected an increase in loan charge-offs, net of recoveries, compared to prior periods due largely to a group of equipment financing contracts acquired from a third party broker. Total charge-offs relating to the equipment financing contracts amounted to $491,000 for 2003 and $864,000 for 2002. Management believed that the loss on these contracts was caused in part by external fraud and sought legal redress along with other defrauded financial institutions. In December 2003, a negotiated settlement was finalized and PeoplesBank recovered $350,000. As of December 31, 2003, six equipment leasing contracts, which totaled $361,000, remained in PeoplesBank's portfolio and were performing. Based on a recent evaluation of probable loan losses in the current portfolio, management believes that the allowance is adequate to support losses inherent in the loan portfolio on December 31, 2003.

Liquidity

Maintaining adequate liquidity provides the Corporation with the ability to meet financial obligations to depositors, loan customers, employees, and shareholders on a timely and cost effective basis in the normal course of business. Additionally, it provides funds for growth and business opportunities as they arise. Liquidity is generated from transactions relating to both the Corporation's assets and liabilities. The primary sources of asset liquidity are scheduled investment security maturities and cash inflows, funds received from customer loan payments, and asset sales. The primary sources of liability liquidity are deposit growth, short-term borrowing and long-term debt. Retained earnings from profitable operations are another source of liquidity. The Consolidated Statements of Cash Flows present the changes in cash from operating, investing and financing activities. For 2003, management believes that liquidity was adequate based on its availability from many sources, including the potential liquidation of a $63 million portfolio of available-for-sale securities valued at December 31, 2003 and unused credit with the FHLBP of approximately $66 million. The Corporation's loan-to-deposit ratio was 86 percent for year-end 2003, compared to 80 percent for year-end 2002.

Table 9 – *Analysis of Allowance for Loan Losses*

(dollars in thousands)	2003	2002	2001	2000	1999
Balance - beginning of year	$1,515	$1,898	$1,967	$2,023	$1,865
Provision charged to operating expense	553	515	143	119	225
Loans charged off					
Commercial	684	1,100	121	191	23
Real estate-mortgage	0	7	0	15	0
Consumer	86	78	111	32	63
Total loans charged off	770	1,185	232	238	86
Recoveries					
Commercial	370	274	9	27	12
Real estate-mortgage	0	0	0	0	0
Consumer	26	13	11	36	7
Total recoveries	396	287	20	63	19
Net charge-offs	374	898	212	175	67
Balance - end of year	$1,694	$1,515	$1,898	$1,967	$2,023
Ratios					
Net charge-offs to average total loans	0.15%	0.39%	0.10%	0.08%	0.03%
Allowance for loan losses to total loans at year-end	0.65	0.65	0.84	0.90	0.98
Allowance for loan losses to nonaccrual loans and loans past due 90 days or more	299.8	27.5	120.5	83.6	106.2

Off-Balance Sheet Arrangements

The Corporation's financial statements do not reflect various commitments that are made in the normal course of business, which may involve some liquidity risk. These commitments consist mainly of unfunded loans and letters of credit made under the same standards as on-balance sheet instruments. Financial instruments with off-balance sheet risk are disclosed in Note 15 of this report and total $64 million at December 31, 2003, compared to $65 million at December 31, 2002. Normally these commitments have fixed expiration dates or termination clauses and are for specific purposes. Accordingly, many of the commitments are expected to expire without being drawn upon and therefore, generally do not present significant liquidity risk to the Corporation or PeoplesBank.

Contractual Obligations

Table 11—Contractual Obligations, shows the amount and timing of payments that are due under long-term contractual obligations.

Market Risk Management

In the normal course of conducting business, the Corporation is exposed to market risk, principally interest rate risk, through the operations of its banking subsidiary, PeoplesBank. Interest rate risk arises from market driven fluctuations in interest rates that may affect cash flows, income, expense and the values of financial instruments. PeoplesBank is particularly vulnerable to changes in the short-term US Prime interest rate (prime rate) and LIBOR. An Asset-Liability Committee (committee) comprised of members of senior management manages interest rate risk.

Table 10 – *Allocation of Allowance for Loan Losses*

	December 31, 2003		2002		2001		2000		1999	
(dollars in thousands)	Amount	% Total Loans	Amount	% Total Loans	Amount	% Total Loans	Amount	% Total Loans	Amount	% Total Loans
Commercial, industrial and agricultural	$1,105	62.9	$ 906	69.0	$1,188	67.3	$1,064	64.4	$972	63.4
Real estate-construction and land development	80	10.8	61	8.8	55	9.7	357	8.9	196	10.6
Total commercial related loans	1,185	73.7	967	77.8	1,243	77.0	1,421	73.3	1,168	74.0
Real estate-residential mortgages	15	9.7	16	10.6	15	11.0	100	14.2	155	14.4
Installment	115	16.6	70	11.6	69	12.0	71	12.5	50	11.6
Total consumer related loans	130	26.3	86	22.2	84	23.0	171	26.7	205	26.0
Unallocated	379	n/a	462	n/a	571	n/a	375	n/a	650	n/a
Total	$1,694	100.0	$1,515	100.0	$1,898	100.0	$1,967	100.0	$2,023	100.0

Note: The specific allocation for any particular loan category may be reallocated in the future as risk perceptions change. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire loan portfolio.

Table 11 – *Contractual Obligations*

(dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$ 23,802	$ 896	$ 7,910	$ 1,141	$13,855
Capital lease obligations	637	20	53	74	490
Operating leases	563	66	134	138	225
Time deposits	139,386	75,043	49,154	15,189	0
Total	$164,388	$76,025	$57,251	$16,542	$14,570

The committee's objective is to maximize net interest income within acceptable levels of liquidity and interest rate risk and within capital adequacy constraints. PeoplesBank is not subject to foreign currency or commodity price risk, nor does it own any trading assets.

The committee manages interest rate risk primarily through sensitivity analysis. Asset-liability management simulation software (ALM model) is used to model and measure the potential loss in future net income based on hypothetical changes in interest rates. Interest rate forecasts are supplied by a national forecasting service and integrated with the ALM model. The Corporation's policy limit for the maximum negative impact on net income is 10 percent over a twelve-month period. This policy limit is tested periodically by measuring the change in net income from a baseline scenario where interest rates are held constant, to a high rate scenario (gradual 200 basis point increase in prime and fed funds rates), a low rate scenario (gradual 200 basis point decrease in prime and fed funds rates) and a most likely scenario (defined by a forecasting service) over the future twelve month period. Important ALM modeling assumptions include: the use of contractual cash flows; varying levels of prepayments for loans and mortgage-backed securities; stability of noninterest income and expense; reinvestment of repriceable cash flows in the same type of asset or liability; and constant product rate spreads, determined at the balance sheet date, over the twelve-month measurement period. The ALM model also includes significant balance sheet characteristics such as rate caps and floors.

The Corporation performed a simulation on its balance sheet for December 31, 2003 and 2002. The results of that point-in-time analysis are shown in Table 12—Interest Rate Sensitivity. On both dates the Corporation's balance sheet was asset sensitive in response to abnormally low market interest rates engineered by the Federal Reserve Bank to stimulate domestic economic growth. Asset sensitivity means that loan and investment assets will reprice to a greater and faster degree than the deposits and debt that fund them. Therefore, if market interest rates increase, earnings will increase. Conversely, if market interest rates decrease, earnings will decrease. Generally, the financial services industry has experienced increased liquidity, as deposit customers sought safe haven from capital markets, loan customers refinanced, bond issuers called bonds and mortgage-backed securities prepaid faster than scheduled. On December 31, 2003 and 2002, the hypothetical 200 basis point reduction in market interest rates (low rate scenario) portrays a decline in net income of 10.6 percent and 10.8 percent, respectively, slightly exceeding management's 10 percent policy guideline. Management believes that the Corporation's balance sheet is positioned to benefit from an economic recovery and rising market interest rates.

Measurement of interest rate risk requires many assumptions. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower rates on net income. Actual results may differ from simulated results due to many factors

Table 12 – *Interest Rate Sensitivity*

Change in interest rates (basis points) over 12 mos	Forecasted interest rate scenario	Change in net income $000's	%
at December 31, 2003			
+200	High	241	5.8
0	Flat (baseline)	0	0.0
-200	Low	(438)	(10.6)
+88	Most likely	17	0.4
at December 31, 2002			
+200	High	217	6.0
0	Flat (baseline)	0	0.0
-200	Low	(393)	(10.8)
+118	Most likely	94	2.6

including: timing of cashflows, magnitude and frequency of interest rate changes, customer behavior, changes in market conditions, and management strategies.

Impact of Inflation and Changing Prices

The majority of assets and liabilities of a financial institution are monetary in nature and therefore differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation may impact the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Inflation may also significantly affect noninterest expenses, which tend to rise during periods of general inflation. The level of inflation can be measured by the change in the Consumer Price Index (CPI) for all urban consumers (December vs. December). The change in the CPI for 2003 was 1.9 percent, compared to 2.4 percent for 2002, and 1.6 percent for 2001.

Management believes that the most significant impact on financial results is the Corporation's ability to react to changes in market interest rates. As discussed previously, management strives to structure the balance sheet to increase net interest income by managing interest rate sensitive assets and liabilities to reprice in response to changes in market interest rates. Additionally, management is focused on increasing fee income, an income component less sensitive to changes in market interest rates.

Other Risks

More grand acts of terrorism in the United States of America, or in other countries, could erode consumer and business confidence and disrupt commerce, resulting in a prolonged economic recession. A prolonged economic recession could have a material adverse effect on liquidity, capital resources or results of operations of Codorus Valley.

Periodically, federal and state legislation is proposed that could result in additional regulation of, or restrictions on, the business of Codorus Valley and its subsidiaries. Management is not aware of any current specific recommendations by regulatory authorities or proposed legislation, which, if they were implemented, would have a material adverse effect upon the liquidity, capital resources, or results of operations. Although the general cost of compliance with numerous and multiple federal and state laws and regulations does have, and in the future may have, a negative impact on Codorus Valley's results of operations.

Table 13 – *Summary of Quarterly Financial Data*

	2003				2002			
(dollars in thousands, except per share data)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$4,893	$5,284	$4,914	$4,873	$5,179	$5,227	$5,110	$5,158
Interest expense	1,661	1,702	1,752	1,783	2,009	2,140	2,342	2,416
Net interest income	3,232	3,582	3,162	3,090	3,170	3,087	2,768	2,742
Provision for loan losses	75	254	187	37	445	0	50	20
Noninterest income	891	962	787	767	733	630	611	609
Noninterest expense	3,148	2,891	3,178	3,073	2,977	2,717	2,627	2,687
Net operating income	900	1,399	584	747	481	1,000	702	644
Gains from sales of securities	0	0	99	167	0	107	0	72
Gains, other	70	155	245	237	312	136	82	242
Pretax income	970	1,554	928	1,151	793	1,243	784	958
Provision for income taxes	235	431	215	290	110	271	125	171
Net income	$ 735	$1,123	$ 713	$ 861	$ 683	$ 972	$ 659	$ 787
Net income per share, basic	$0.26	$0.40	$0.25	$0.30	$0.24	$0.34	$0.23	$0.29
Net income per share, diluted	$0.25	$0.39	$0.25	$0.31	$0.24	$0.34	$0.23	$0.28

Note: Net income per share was adjusted for stock dividends.

Corporate Information

Corporate Profile

Codorus Valley Bancorp, Inc. is a Pennsylvania business incorporated in 1986, which became a bank holding company on March 2, 1987, under the Bank Holding Company Act of 1956. PeoplesBank, A Codorus Valley Company, is its wholly owned banking subsidiary and SYC Realty Co., Inc. is its wholly owned nonbank subsidiary. Organized in 1934, PeoplesBank offers a full range of business and consumer banking services through eleven financial centers throughout York County, Pennsylvania. It also offers wealth management and real estate services. The deposits of PeoplesBank are fully insured by the Federal Deposit Insurance Corporation (FDIC) to the maximum extent provided by law. In 1998, PeoplesBank created SYC Settlement Services, Inc., as a wholly owned subsidiary, to provide real estate settlement services. In 1999, PeoplesBank created SYC Insurance Services, Inc., as a wholly owned subsidiary, to sell nondeposit investment products.

Headquarters

Codorus Valley Bancorp, Inc. is headquartered at the Codorus Valley Corporate Center, 105 Leader Heights Road, York, PA 17403.

Stock, Dividend and Broker Information

Outstanding common stock of Codorus Valley Bancorp, Inc. is quoted under the symbol CVLY on the Nasdaq National Market System. At December 31, 2003, there were approximately 964 shareholders of record.

Prices presented below are based on the close price as quoted on the Nasdaq National Market System. Cash dividends paid for the most recent eight quarters are also provided in the table below. Cash dividends per share (rounded) and market prices are adjusted for stock dividends.

	2003			2002		
Quarter	High	Low	Dividends per share	High	Low	Dividends per share
First	$15.57	$13.90	$0.114	$14.24	$12.25	$0.109
Second	16.49	14.95	$0.114	15.24	12.38	0.109
Third	18.00	15.53	$0.120	16.00	14.36	0.114
Fourth	21.10	17.81	$0.120	15.48	13.43	0.114

For further information, we refer you to the following market makers in our common stock:

Boenning & Scattergood, Inc.
800-842-8928

Ferris, Baker Watts, Inc.
410-468-2749

Notice of Annual Meeting

The Annual Meeting of Shareholders will be held on Tuesday, May 18, 2004 at 9:00 a.m. Eastern Time, at the Codorus Valley Corporate Center, 105 Leader Heights Road, York, PA 17403.

Transfer Agent

Wells Fargo Bank, N.A., P.O. Box 64854, St. Paul, MN 55164-0854
800-468-9716

Dividend Reinvestment and Stock Purchase Plan

Information regarding the Corporation's Dividend Reinvestment and Stock Purchase Plan may be obtained by calling 800-468-9716 or by writing to: Wells Fargo Bank, N.A., P.O. Box 64854, St. Paul, MN 55164-0854

Form 10-K Request

The form 10-K Report filed with the Securities and Exchange Commission (SEC) may be obtained, without charge, as follows:

Via the Internet: www.peoplesbanknet.com, select Codorus Valley Bancorp, Inc., then select the Securities and Exchange Commission link, or visit the SEC website at www.sec.gov/edgarhp.htm

Via written request to: Chief Financial Officer, Codorus Valley Bancorp, Inc., P.O. Box 2887, York, PA 17405-2887.

Pictured on front cover:
(top row, left to right):
Connie Kiser, Al Shaffer,
Stacy Doss, Carol Gross,
Barbara Wilson, Linda Feeser,
Todd Tyson, Deborah Gallup,
Terry Kernan, Melissa Perkins,
Jim Coombes;
(center row, left to right):
Matt Clemens, Don Warner,
Carol Druck, Mac Jones,
Rod Krebs, Larry Miller,
George Trout, Mike Waugh,
Dallas Smith, Reed Anderson;
(bottom row, left to right):
Steve Sherman, Kent Ketterman,
Matt Muir, John Eaton,
Gregg Elicker, Angel Kern.

Pictured on back cover:
(top row, left to right):
Keith Sheffer, Susan Zeigler,
Shawnee Hoff, Rebecca Gore,
Chris Aulbach;
(center row, left to right):
David Carver, Wanda Chilcoat,
Sandra Aulbach, Ron Swift,
Penny Myers;
(bottom row, left to right):
Jason Weber, Bill Thompson,
Nancy Thompson,
Richard Shuster, David Garber,
Tina Gingerich, Amy Richmond.



Codorus Valley Bancorp, Inc.

Corporate Headquarters
Codorus Valley Corporate Center
105 Leader Heights Road
York, PA 17403-5137